Form 20-F
Semantix, Inc.
filed 2022-08-09
CIK 1896049

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: August 3, 2022

Commission File Number: 001-41465

SEMANTIX, INC.

(Exact name of Registrant as specified in its charter)

Not applicable	Cayman Islands
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

Adriano Alcalde

Avenida Eusébio Matoso, 1.375, 10º andar

São Paulo, São Paulo, Brazil, 05423-180

Tel: +55 11 5082-2656

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of exchange on which registered
Ordinary shares	STIX	The Nasdaq Stock Market LLC
Warrants	STIXW	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the shell company report: 80,492,061 ordinary shares, and 18,500,000 warrants to purchase ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☐

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting over Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board	☒	Other ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☐

i

EXPLANATORY NOTE

On August 3, 2022 (the “Closing Date”), Semantix, Inc., an exempted company limited by shares incorporated under the laws of the Cayman Islands (“New Semantix” or the “Company”), consummated the previously announced Business Combination pursuant to the Business Combination Agreement, dated as of November 16, 2021, as amended, supplemented, or otherwise modified from time to time (the “Business Combination Agreement”), by and among the Company (formerly known as Alpha Capital Holdco Company), Alpha Capital Acquisition Company, a Cayman Island exempted company (“Alpha”), Alpha Merger Sub I Company, a Cayman Islands exempted company and a direct, wholly owned subsidiary of New Semantix (“First Merger Sub”), Alpha Merger Sub II Company, a Cayman Islands exempted company and a direct, wholly owned subsidiary of New Semantix (“Second Merger Sub”), Alpha Merger Sub III Company, a Cayman Islands exempted company and a direct, wholly owned subsidiary of New Semantix (“Third Merger Sub”) and Semantix Tecnologia em Sistema de Informação S.A., a sociedade anônima organized under the laws of Brazil (“Semantix”).

Pursuant to the Business Combination Agreement and prior to the Closing Date, the Semantix shareholders contributed their shares of Semantix into a newly incorporated entity in the Cayman Islands (“Newco”) in exchange for ordinary shares of Newco. As a result, Semantix became a wholly owned subsidiary of Newco. On the Closing Date, (i) First Merger Sub merged with and into Alpha (the “First Merger”), with Alpha surviving as a direct wholly owned subsidiary of New Semantix, (ii) immediately following the First Merger, Alpha merged with and into Second Merger Sub (the “Second Merger”), with Second Merger Sub surviving as a direct wholly owned subsidiary of New Semantix, and (iii) following the Second Merger, Third Merger Sub merged with and into Newco (the “Third Merger”), with Newco surviving as a direct wholly owned subsidiary of New Semantix.

As part of the Business Combination: (i) each issued and outstanding Alpha Class A Ordinary Share and Alpha Class B Ordinary Share was canceled and converted into the right to receive one ordinary share, par value $0.001 per share, of New Semantix (“New Semantix Ordinary Shares”) and (ii) each issued and outstanding whole warrant to purchase Alpha Class A Ordinary Shares was converted into the right to purchase one New Semantix Ordinary Share at an exercise price of $11.50 per share (“New Semantix Warrants”), subject to the same terms and conditions existing prior to such conversion.

Additionally, (i) each issued and outstanding Newco Ordinary Share was canceled and converted into the right to receive the applicable portion of the merger consideration comprised of New Semantix Ordinary Shares, as determined in accordance with the exchange ratio set forth in the Business Combination Agreement (the “Exchange Ratio”), (ii) each outstanding vested option to purchase Semantix Class A preferred shares (the “Vested Semantix Options”) was “net exercised” in full and such net number of Semantix Class A preferred shares was converted into a number of New Semantix Ordinary Shares determined in accordance with the Exchange Ratio and (iii) each outstanding unvested option to purchase Semantix Class A preferred shares (the “Unvested Semantix Options”) was converted into an option to acquire New Semantix Ordinary Shares, with an amount and value determined in accordance with the Exchange Ratio.

In addition, certain Semantix shareholders will receive additional consideration in the form of earn-out of New Semantix Ordinary Shares (the “Semantix Earn-Out Shares”). The Semantix Earn-Out Shares consist of up to an additional 2,500,000 newly issued New Semantix Ordinary Shares. The Semantix Earn-Out Shares will be issued in two equal 1,250,000 tranches based on the achievement of post-Closing share price targets of New Semantix Ordinary Shares of $12.50 and $15.00, respectively, in each case, for any 20 trading days within any consecutive 30 trading day period commencing after the Closing Date and ending on or prior to the fifth anniversary of the Closing Date. A given share price target described above will also be achieved if there is a transaction during the relevant period that results in the New Semantix Ordinary Shares being converted into the right to receive cash or other consideration having a per share value in excess of the applicable post-Closing share price target set forth above. Such Semantix shareholders’ right and entitlement to receive the Semantix Earn-Out Shares will be forfeited to the extent that the relevant share price targets have not been achieved by the fifth anniversary of the Closing Date.

Substantially concurrently with the execution and delivery of the Business Combination Agreement, Alpha entered into Subscription Agreements (the “Subscription Agreements”) with certain investors (the “PIPE Investors”), pursuant to which the PIPE Investors agreed to subscribe for and purchase, and Alpha agreed to issue and sell to the PIPE Investors an aggregate of 9,364,500 Alpha Class A Ordinary Shares at a price of $10.00 per share, for aggregate gross proceeds of $93,645,000 (the “PIPE Financing”). Two of the PIPE Investors are affiliates of Alpha Capital Sponsor, LLC (the “Sponsor”) and are officers and directors of Alpha and have agreed to subscribe for 100,000 Alpha Class A Ordinary Shares in the aggregate and two of the PIPE Investors are affiliates of Semantix that have agreed to subscribe for 6,146,500 Alpha Class A Ordinary Shares in the aggregate, all pursuant to the Subscription Agreements on the same terms and conditions as all other PIPE Investors. Such subscribed shares were converted into New Semantix Ordinary Shares in connection with the Business Combination. New Semantix has also agreed to grant certain customary registration rights to the PIPE Investors in connection with the PIPE Financing.

Moreover, certain other related agreements have been entered into in connection with the Business Combination, including the Voting and Support Agreement, the Lock-up Agreement, the Shareholder Non-Redemption Agreement, the Sponsor Letter Agreement, the Shareholders Agreement, the Exchange Agreement and the Amended and Restated Registration Rights Agreement, each as defined in the Form F-4 under the headings “Summary of the Proxy Statement/Prospectus” and “Business Combination Proposal—Certain Agreements Related to the Business Combination,” which are incorporated herein by reference.

The Business Combination was consummated on August 3, 2022. The transaction was unanimously approved by Alpha’s Board of Directors and was approved at the extraordinary general meeting of Alpha’s shareholders held on August 2, 2022. Alpha’s shareholders also voted to approve all other proposals presented at the Extraordinary General Meeting. As a result of the Business Combination, Semantix has become a wholly-owned indirect subsidiary of the Company. On August 4, 2022, New Semantix Ordinary Shares and New Semantix Warrants commenced trading on the Nasdaq Stock Market, or “NASDAQ,” under the symbols “STIX” and “STIXW,” respectively.

Certain amounts that appear in this Report on Form 20-F may not sum due to rounding.

Except as otherwise indicated or required by context, references in this Shell Company Report on Form 20-F (including information incorporated by reference herein, the “Report”) to “we,” “us,” “our,” “Company” or “New Semantix” refer to Semantix, Inc., an exempted company limited by shares incorporated under the laws of the Cayman Islands, and its consolidated subsidiaries.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Report contains or may contain forward-looking statements as defined in Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that involve significant risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify the forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. The risk factors and cautionary language referred to or incorporated by reference in this Report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described in our forward-looking statements, including among other things, the matters identified in the section titled “Risk Factors” of the Company’s Amendment No. 5 of the Registration Statement on Form F-4 (333-262552) filed with the Securities and Exchange Commission (the “SEC”) on July 8, 2022 (the “Form F-4”), which section is incorporated by reference into this Report.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Report. Although we believe that the expectations reflected in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements contained in this Report, or the documents to which we refer readers in this Report, to reflect any change in our expectations with respect to such statements or any change in events, conditions or circumstances upon which any statement is based.

PART 1

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.    Directors and Senior Management

The directors and executive officers of the Company upon the consummation of the Business Combination are set forth in the Form F-4 under the heading “New Semantix Management Following the Business Combination,” which information is incorporated herein by reference. The business address for each of the Company’s directors and executive officers is Avenida Eusébio Matoso, 1.375, 10º andar, São Paulo, São Paulo, Brazil, 05423-180.

B. Advisers

Skadden, Arps, Slate, Meagher & Flom LLP has acted as counsel for Semantix with respect to New York and U.S. Federal law and will act as counsel for the Company with respect to New York and U.S. Federal law following the completion of the Business Combination.

Maples and Calder (Cayman) LLP has acted as counsel for the Company with respect to Cayman Islands law and continues to act as counsel for the Company with respect to Cayman Islands law following the completion of the Business Combination.

C. Auditors

WithumSmith+Brown has acted as Alpha’s independent auditor as of December 31, 2021 and 2020, and for the year ended December 31, 2021 and the period from December 10, 2020 (inception) through December 31, 2020.

PricewaterhouseCoopers Auditores Independentes Ltda. has acted as Semantix’s independent registered public accounting firm as of December 31, 2021 and 2020, and for the years then ended.

Following the Business Combination, we intend to retain PricewaterhouseCoopers Auditores Independentes Ltda. as the Company’s independent registered public accounting firm.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

B. Capitalization and Indebtedness

The following table sets forth the capitalization of the Company on an unaudited pro forma combined basis as of December 31, 2021, after giving effect to the Business Combination and the PIPE Financing:

As of December 31, 2021 (pro forma)	(R$ thousands)
Cash and cash equivalents	683,167
Equity:
Share capital	45
Additional paid-in capital	793,341
Foreign currency translation reserve	(1,022)
Capital reserves	15,999
Accumulated loss	(451,509)
Total (deficit) equity	362,641
Debt:
Loans and borrowings	146,594
Lease liabilities	3,344
Total debt	149,938
Total capitalization	512,579

C.    Reasons for the Offer and Use of Proceeds

Not applicable.

D.    Risk Factors

The risk factors associated with the Company are described in the Form F-4 under the heading “Risk Factors,” which information is incorporated herein by reference.

ITEM 4.	INFORMATION ON THE COMPANY

A.    History and Development of the Company

New Semantix is an exempted company limited by shares incorporated under the laws of the Cayman Islands on November 8, 2021. For further information on the Business Combination, see “Explanatory Note” above. The history and development of New Semantix and the material terms of the Business Combination are described in the Form F-4 under the headings “Summary of the Proxy Statement/Prospectus,” “Business Combination Proposal,” “The Business Combination Agreement” and “Description of New Semantix Share Capital,” which are incorporated herein by reference.

New Semantix owns no material assets other than its interests in its wholly-owned subsidiaries, Newco and Second Merger Sub. In addition, New Semantix does not operate any business other than through Semantix, its wholly owned indirect subsidiary. Semantix is a sociedade anônima organized under the laws of Brazil.

New Semantix’s registered office is c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, and New Semantix’s principal executive office is Avenida Eusébio Matoso, 1.375, 10º andar, São Paulo, São Paulo, Brazil, 05423-180. New Semantix’s principal website address is www.semantix.ai. We do not incorporate the information contained on, or accessible through, New Semantix’s websites into this Report, and you should not consider it a part of this Report. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The SEC’s website is http://www.sec.gov.

B.    Business Overview

Prior to the Business Combination, New Semantix did not conduct any material activities other than those incidental to its formation and the matters contemplated by the Business Combination Agreement, such as the making of certain required securities law filings. Following and as a result of the Business Combination, all of New Semantix’s business is conducted through Semantix and its subsidiaries. A description of Semantix’s business is included in the Form F-4 under the headings “Business of Semantix” and “Management’s Discussion and Analysis of Financial Condition and Results of Operation of Semantix,” which are incorporated herein by reference.

C.    Organizational Structure

Upon consummation of the Business Combination, Semantix has become a wholly-owned indirect subsidiary of the Company. The organizational chart of the Company is included in the Form F-4 under the heading “The Business Combination Agreement—Structure—Post-Business Combination Structure” and is incorporated herein by reference.

D.    Property, Plants and Equipment

New Semantix’s property, plants and equipment are held through Semantix and its subsidiaries. Information regarding Semantix’s property, plants and equipment is described in the Form F-4 under the heading “Business of Semantix—Facilities,” which information is incorporated herein by reference.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None / Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Following and as a result of the Business Combination, all of New Semantix’s business is conducted through Semantix and its subsidiaries. The discussion and analysis of the financial condition and results of operation of Semantix is included in the Form F-4 under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operation of Semantix,” which information is incorporated herein by reference.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    Directors and Senior Management

The directors and executive officers upon the consummation of the Business Combination are set forth in the Form F-4 under the heading “New Semantix Management Following the Business Combination,” which information is incorporated herein by reference.

B.    Compensation

Information pertaining to the compensation of the directors and executive officers of New Semantix is set forth in the Form F-4 under the heading “Executive Compensation,” which information is incorporated herein by reference.

C.    Board Practices

Information pertaining to the Company’s board practices is set forth in the Form F-4 under the heading “New Semantix Management Following the Business Combination,” which information is incorporated herein by reference.

D.    Employees

Following and as a result of the Business Combination, all of New Semantix’s business is conducted through Semantix and its subsidiaries. Information pertaining to Semantix’s employees is set forth in the Form F-4 under the heading “Business of Semantix—Employees,” which information is incorporated herein by reference.

E.    Share Ownership

Ownership of the Company’s shares by its directors and executive officers upon consummation of the Business Combination is set forth in Item 7.A of this Report.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major Shareholders

The following table sets forth information regarding the beneficial ownership of New Semantix Ordinary Shares as of the date hereof by:

•	each person known by us to be the beneficial owner of more than 5% of New Semantix Ordinary Shares;

•	each of our directors and executive officers; and

•	all our directors and executive officers as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if that person possesses sole or shared voting or investment power over that security. A person is also deemed to be a beneficial owner of securities that person has a right to acquire within 60 days including, without limitation, through the exercise of any option, warrant or other right or the conversion of any other security. Such securities, however, are deemed to be outstanding only for the purpose of computing the percentage beneficial ownership of that person but are not deemed to be outstanding for the purpose of computing the percentage beneficial ownership of any other person. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities.

As of the date hereof, there are 80,492,061 New Semantix Ordinary Shares issued and outstanding.

Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to all New Semantix Ordinary Shares beneficially owned by them.

Beneficial Owners(1)	Ordinary Shares	% of Total Ordinary Shares
Directors and Executive Officers
Leonardo dos Santos Poça D’Água(2)	31,613,076	39.3%
Dorival Dourado Júnior	45,233	*
Veronica Allende Serra	—	—
Jaime Cardoso Danvila	—	—
Rafael Padilha de Lima Costa	—	—
Ariel Lebowits	—	—
Rafael Steinhauser	—	—
Adriano Alcalde	122,999	*
André Guimarães Frederico	—	—
Mathias Rech Santos	—	—
Marcela Bretas	—	—
All executive officers and directors as a group (11 individuals)	31,781,308	39.5%
Principal Shareholders
Fundo de Investimento em Participações Multiestratégia Inovabra I – Investimento no Exterior (3)	14,959,509	18.6%
Crescera Growth Capital Master Semantix Fundo de Investimento em Participações Multiestratégia(4)	21,154,177	26.3%

*	Less than 1% of the total number of outstanding New Semantix Ordinary Shares

(1)	Unless otherwise noted, the business address for the directors and executive officers of the Company is Avenida Eusébio Matoso, 1.375, 10º andar, São Paulo, São Paulo, Brazil, 05423-180.
(2)

Consists of (i) 10,692,658 New Semantix Ordinary Shares held immediately following consummation of the Business Combination by DDT Investments Ltd., a BVI business company incorporated in the British Virgin Islands, which is an investment vehicle owned by Leonardo dos Santos Poça D’Água, a co-founder of Semantix, (ii) 10,460,209 New Semantix Ordinary Shares held immediately following consummation of the Business Combination by Cumorah Group Ltd., a BVI business company incorporated in the British Virgin Islands, which is an investment vehicle owned by Leandro dos Santos Poça D’Água, also co-founder of Semantix and the brother of Leonardo dos Santos Poça D’Água and (iii) 10,460,209 New Semantix Ordinary Shares held immediately following consummation of the Business Combination by ETZ Chaim Investments Ltd., a BVI business company incorporated in the British Virgin Islands, which is an investment vehicle owned by Leonardo Augusto Oliveira Dias, the third co-founder of Semantix. Each of Semantix’s founders has appointed Leonardo dos Santos Poça D’Água as its representative pursuant to the Shareholders Agreement. As a result, Leonardo dos Santos Poça D’Água has the right to take any and all actions or exercise any and all powers to be taken or exercised by Semantix’s founders under the Shareholders Agreement on their behalf, and is effectively able to nominate, appoint and remove each of the four directors to be appointed by Semantix’s founders under the Shareholders Agreement. By virtue of his appointment as representative of Semantix’s founders, Leonardo dos Santos Poça D’Água is effectively deemed to exercise voting power over all outstanding New Semantix Ordinary Shares held by Semantix’s founders. In addition, under the Exchange Agreement, DDT Investments Ltd., which is the investment vehicle owned by Leonardo dos Santos Poça D’Água, shall have the right, but not the obligation, to purchase on one or more occasions, from the Closing of the Business Combination until the fifth anniversary of the Closing, up to 5.0% of the outstanding New Semantix Ordinary Shares held by each of Cumorah Group Ltd., which is the investment vehicle owned by Leandro dos Santos Poça D’Água, and ETZ Chaim Investments Ltd., which is the investment vehicle owned by Leonardo Augusto Oliveira Dias. It is expected that 50.0% of the New Semantix Ordinary Shares held by Cumorah Group Ltd., corresponding to approximately 6.5% of the New Semantix Ordinary Shares issued and outstanding immediately after the consummation of the Business Combination, will be transferred to an investment vehicle owned by Lívia Ricardi de Almeida Poça D’Água, who is the ex-wife of Leandro dos Santos Poça D’Água. For additional information, see “—Semantix Founders Post-Closing Share Transfer” below.
(3)

Fundo de Investimento em Partipações Multiestratégia Inovabra I – Investimento no Exterior is managed by 2b Capital S.A., an asset management entity that is a direct subsidiary of Banco Bradesco BBI S.A., which is, in turn, a subsidiary of Banco Bradesco S.A. 2b Capital S.A. has sole voting power over the shares held by Inovabra and is managed by Rafael Padilha de Lima Costa and Marlos Francisco de Souza Araújo, who also occupy leading positions at Banco Bradesco BBI S.A and Banco Bradesco S.A. All investment decisions and dispositive control over the shares held by Inovabra are made by a majority vote of an investment committee of 2b Capital S.A. comprised of eleven members. The members of the investment committee who make the investment decisions over the shares held by Inovabra are Rafael Padilha de Lima Costa, Maurício Machado de Minas, Octavio de Lazari Junior, Marcelo de Araújo Noronha, André Rodrigues Cano, Cassiano Ricardo Scarpelli, Eurico Ramos Fabri, Rogério Pedro Câmara, Moacir Nachbar Junior, Leandro de Miranda Araujo and Ivan Luiz Gontijo Junior. No single natural person controls investment or voting decisions with respect to the shares held by Inovabra. Includes 5,871,500 New Semantix Ordinary Shares held immediately following consummation of the Business Combination by Inovabra as a result of its commitment to purchase New Semantix Ordinary Shares under the PIPE Financing. The business address of Inovabra is Avenida Presidente Juscelino Kubitschek, 1309, 10th floor, São Paulo, SP, Brazil, CEP 04543-011.

(4)

Crescera Growth Capital Master Semantix Fundo de Investimento em Participações Multiestratégia is managed by Crescera Growth Capital Ltda. (the “Crescera Manager”), which entity has sole voting power over the shares held by Crescera. Jaime Cardoso Danvila, Daniel Arthur Borghi, Priscila Pereira Rodrigues and Natalia Alcantara Curi Galarti are vested with the power and authority to represent Crescera Manager in relation to corporate acts. All investment decisions and dispositive control over the shares held by Crescera are made by a majority vote of an investment committee comprised of five members. The members of the investment committee who make the investment decisions over the shares held by Crescera are Jaime Cardoso Danvila, Daniel Arthur Borghi, Sergio Eraldo Salles, Thomas Keesee and Priscila Pereira Rodrigues. No single natural person controls investment or voting decisions with respect to the shares held by Crescera. Includes 275,000 New Semantix Ordinary Shares held immediately following consummation of the Business Combination by Crescera as a result of its commitment to purchase New Semantix Ordinary Shares under the PIPE Financing. The business address of Crescera is Rua Aníbal de Mendonça, 27, 2nd floor, Rio de Janeiro, RJ, Brazil, CEP 22410-050.

Semantix Founders Post-Closing Share Transfer

On June 7, 2022, 50.0% of the shares issued by Cumorah Group Ltd., the investment vehicle owned by Leandro dos Santos Poça D’Água, a co-founder of Semantix and brother of our CEO, was transferred to Lívia Ricardi de Almeida Poça D’Água, who is the ex-wife of Leandro dos Santos Poça D’Água. After the closing of the Business Combination, it is expected that 50.0% of the New Semantix Ordinary Shares held by Cumorah Group Ltd., corresponding to approximately 6.5% of the New Semantix Ordinary Shares issued and outstanding immediately after the consummation of the Business Combination, will be transferred to an investment vehicle owned by Lívia Ricardi de Almeida Poça D’Água. As a result of the transfer of such New Semantix Ordinary Shares, Leonardo dos Santos Poça D’Água will no longer be deemed to exercise voting power over the New Semantix Ordinary Shares beneficially owned by Lívia Ricardi de Almeida Poça D’Água, nor will he have a call option over such New Semantix Ordinary Shares. However, the New Semantix Ordinary Shares to be beneficially owned by Lívia Ricardi de Almeida Poça D’Água will remain subject to the provisions of the Lock-up Agreement and Leonardo dos Santos Poça D’Água will have a right of first refusal over such New Semantix Ordinary Shares.

On June 13, 2022, Alpha granted its consent under the Lock-up Agreement to allow Leonardo dos Santos Poça D’Água to pledge a certain amount of his New Semantix Ordinary Shares as collateral in order to obtain financing from a third-party financial institution other than New Semantix, Semantix, Alpha or a related person thereof (as such item is used in Item 404 of Regulation S-K) to acquire (i) New Semantix Ordinary Shares beneficially owned by either Cumorah Group Ltd. or ETZ Chaim Investments Ltd., which is the investment vehicle owned by Leonardo Augusto Oliveira Dias, pursuant to the call option contained in the Exchange Agreement, and (ii) New Semantix Ordinary Shares beneficially owned by Lívia Ricardi de Almeida Poça D’Água, pursuant to the right of first refusal contractually held by Leonardo dos Santos Poça D’Água over such New Semantix Ordinary Shares.

B.    Related Party Transactions

Information pertaining to New Semantix’s related party transactions is set forth in the Form F-4 under the headings “Certain Semantix Relationships and Related Party Transactions” and “Certain Alpha Relationships and Related Party Transactions,” which are incorporated herein by reference.

C.    Interests of Experts and Counsel

None / Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.    Consolidated Statements and Other Financial Information

Financial Statements

Consolidated financial statements have been filed as part of this Report. See Item 18 “Financial Statements.”

Legal Proceedings

Legal or arbitration proceedings are described in the Form F-4 under the headings “Business of Semantix—Legal Proceedings” and “Business of Alpha—Legal Proceedings,” which are incorporated herein by reference.

Dividend Policy

New Semantix’s policy on dividend distributions is described in the Form F-4 under the heading “Price Range of Securities and Dividend Information—Dividend Policy,” which information is incorporated herein by reference.

B.    Significant Changes

None.

ITEM 9.	THE OFFER AND LISTING

A.    Offer and Listing Details

New Semantix Ordinary Shares and New Semantix Warrants are listed on NASDAQ under the symbols “STIX” and “STIXW,” respectively. Holders of New Semantix Ordinary Shares and New Semantix Warrants should obtain current market quotations for their securities.

Information regarding the lock-up restrictions applicable to the New Semantix Ordinary Shares and New Semantix Warrants held by the Semantix shareholders is included in the Form F-4 under the heading “Shares Eligible for Future Sale—Lock-Up Agreements” and is incorporated herein by reference.

B.    Plan of Distribution

Not applicable.

C.    Markets

New Semantix Ordinary Shares and New Semantix Warrants are listed on NASDAQ under the symbols “STIX” and “STIXW,” respectively.

D.    Selling Shareholders

Not applicable.

E.    Dilution

Not applicable.

F.    Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.    Share Capital

As of the date hereof, subsequent to the closing of the Business Combination, there are 80,492,061 New Semantix Ordinary Shares outstanding and issued. There are also 18,500,000 New Semantix Warrants outstanding, each exercisable at $11.50 per one New Semantix Ordinary Share, of which 11,500,000 are public warrants (“Public Warrants”) listed on NASDAQ and 7,000,000 are private placement warrants held by the Sponsor (before the distribution from the Sponsor to its members in connection with the Closing). There are also 281,750 options outstanding, each entitling the holder to purchase one New Semantix Ordinary Share.

B.    Memorandum and Articles of Association

The Amended and Restated Memorandum and Articles of Association (“Articles”) of the Company effective as of August 3, 2022 are filed as Exhibit 1.1 to this Report. The description of the Articles of the Company is included in the Form F-4 under the heading “Description of New Semantix Share Capital,” which information is incorporated herein by reference.

C.    Material Contracts

Material Contracts Relating to New Semantix’s Operations

Following and as a result of the Business Combination, all of New Semantix’s business is conducted through Semantix and its subsidiaries. Information pertaining to Semantix’s material contracts is set forth in the Form F-4 under the headings “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Semantix—Liquidity and Capital Resources—Indebtedness,” “Business of Semantix,” “Risk Factors—Risks Related to Semantix’s Business and Industry” and “Certain Semantix Relationships and Related Person Transactions,” each of which is incorporated herein by reference.

Material Contracts Relating to the Business Combination

Business Combination Agreement

The description of the Business Combination Agreement is set forth in the Form F-4 under the heading “The Business Combination Agreement,” which information is incorporated herein by reference.

Related Agreements

The description of the material provisions of certain additional agreements entered into pursuant to the Business Combination Agreement is set forth in the Form F-4 under the heading “Certain Agreements Related To The Business Combination,” which information is incorporated herein by reference.

D.    Exchange Controls

There are no governmental laws, decrees, regulations or other legislation in the Cayman Islands that may affect the import or export of capital, including the availability of cash and cash equivalents for use by New Semantix, or that may affect the remittance of dividends, interest, or other payments by New Semantix to non-resident holders of New Semantix Ordinary Shares. There is no limitation imposed by laws of Cayman Islands or in New Semantix’s Articles on the right of non-residents to hold or vote New Semantix Ordinary Shares.

E.    Taxation

Information pertaining to tax considerations is set forth in the Form F-4 under the headings “Material U.S. Federal Income Tax Considerations” and “Cayman Islands Tax Considerations,” which are incorporated herein by reference.

F.    Dividends and Paying Agents

Information regarding New Semantix’s policy on dividends is described in the Form F-4 under the heading “Price Range of Securities and Dividend Information—Dividend Policy,” which information is incorporated herein by reference. New Semantix has not paid any cash dividends on New Semantix Ordinary Shares since the Business Combination and currently has no plan to pay cash dividends on such securities in the foreseeable future. New Semantix has not identified a paying agent.

G.    Statement by Experts

The consolidated financial statements of Semantix Tecnologia em Sistema de Informação S.A. and its subsidiaries as of December 31, 2021 and December 31, 2020 and for the years then ended incorporated in this Report by reference to the Registration Statement on Form F-4 (File No. 333-262552) of Semantix, Inc. (formerly known as Alpha Capital Holdco Company) have been so incorporated in reliance on the report of PricewaterhouseCoopers Auditores Independentes Ltda., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of Alpha Capital Acquisition Company as of December 31, 2021 and 2020, and for the year ended December 31, 2021 and the period from December 10, 2020 (inception) through December 31, 2020, have been audited by WithumSmith+Brown, PC, an independent registered public accounting firm, as set forth in their report thereon, and are incorporated by reference herein in reliance on such report given upon such firm as experts in auditing and accounting.

H.    Documents on Display

We are subject to certain of the informational filing requirements of the Exchange Act. Since we are a “foreign private issuer,” we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our shares. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. We may, but are not required, to furnish to the SEC, on Form 6-K, unaudited financial information after each of our first three fiscal quarters. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that we file with or furnish electronically with the SEC. You may read and copy any report or document we file, including the exhibits, at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

I.    Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information set forth in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operation of Semantix—Quantitative and Qualitative Disclosure About Market Risks” in the Form F-4 is incorporated herein by reference.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Warrants

Upon the completion of the Business Combination, there were 11,500,000 Public Warrants outstanding. The Public Warrants, which entitle the holder to purchase one New Semantix Ordinary Share at an exercise price of $11.50 per share, will become exercisable on September 2, 2022, which is 30 days after the completion of the Business Combination. The Public Warrants will expire on August 3, 2027 (i.e., five years after the completion of the Business Combination) or earlier upon redemption or liquidation in accordance with their terms. Upon the completion of the Business Combination, there were also 7,000,000 Private Placement Warrants held by the Sponsor (before the distribution from the Sponsor to its members in connection with the Closing). The Private Placement Warrants are identical to the Public Warrants in all material respects, except that the Private Placement Warrants, so long as they are held by the Sponsor or its permitted transferees, (i) will not be redeemable by the Company, (ii) may not, subject to certain limited exceptions, be transferred, assigned or sold by the holders until September 2, 2022, which is 30 days after the completion of the Business Combination, (iii) may be exercised by the holders on a cashless basis and (iv) will be entitled to registration rights.

PART II

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

The financial statements of Alpha Capital Acquisition Company as of December 31, 2021 and 2020, and for the year ended December 31, 2021 and the period from December 10, 2020 (inception) through December 31, 2020, in the Form F-4 between pages F-2 and F-22 are incorporated herein by reference.

The consolidated financial statements of Semantix Tecnologia em Sistema de Informação S.A. and its subsidiaries as of December 31, 2021 and December 31, 2020, in the Form F-4 between pages F-23 and F-69 are incorporated herein by reference.

The unaudited pro forma condensed combined financial information of Semantix and Alpha is attached as Exhibit 15.1 to this Report.

ITEM 19.	EXHIBITS

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION

1.1*	Amended and Restated Memorandum and Articles of Association of New Semantix.

2.1	Warrant Agreement, dated as of February 18, 2021, by and between Alpha and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 to Alpha’s Current Report on Form 8-K filed on February 24, 2021).

4.1#	Business Combination Agreement, dated as of November 16, 2021, by and among Alpha, New Semantix, First Merger Sub, Second Merger Sub, Third Merger Sub and Semantix (incorporated by reference to Annex A to the proxy statement/prospectus to the Registration Statement on Form F-4 (File. No. 333-262552 ), filed with the SEC on July 8, 2022).

4.2	Form of Plan of Merger, by and between Alpha and First Merger Sub (incorporated by reference to Annex B to the proxy statement/prospectus to the Registration Statement on Form F-4 (File. No. 333-262552 ), filed with the SEC on July 8, 2022).

4.3	First Amendment to the Business Combination Agreement, dated as of April 13, 2022, by and among Alpha, New Semantix, First Merger Sub, Second Merger Sub, Third Merger Sub and Semantix. (incorporated by reference to Exhibit 2.3 to the Registration Statement on Form F-4 (File. No. 333-262552 ), filed with the SEC on July 8, 2022).

4.4	Second Amendment to the Business Combination Agreement, dated as of August 1, 2022, by and among Alpha, New Semantix, First Merger Sub, Second Merger Sub, Third Merger Sub and Semantix. (incorporated by reference to Exhibit 2.1 to Alpha’s Current Report on Form 8-K filed with the SEC on August 1, 2022).

4.5#	Voting and Support Agreement, dated as of November 16, 2021, by and among New Semantix, Alpha, Semantix and certain of the Semantix shareholders and optionholders (incorporated by reference to Annex D to the proxy statement/prospectus to the Registration Statement on Form F-4 (File. No. 333-262552), filed with the SEC on July 8, 2022).

4.6#	Lock-up Agreement, dated as of November 16, 2021, by and among New Semantix, Alpha and the Semantix shareholders (incorporated by reference to Annex E to the proxy statement/prospectus to the Registration Statement on Form F-4 (File. No. 333-262552), filed with the SEC on July 8, 2022).

4.7	Form of Subscription Agreement, by and between Alpha and the undersigned subscriber party thereto (incorporated by reference to Annex F to the proxy statement/prospectus to the Registration Statement on Form F-4 (File. No. 333-262552 ), filed with the SEC on July 8, 2022).

4.8	Shareholder Non-Redemption Agreement, dated as of November 16, 2021, by and between Alpha and a certain shareholder of Alpha (incorporated by reference to Annex G to the proxy statement/prospectus to the Registration Statement on Form F-4 (File. No. 333-262552), filed with the SEC on July 8, 2022).

EXHIBIT NUMBER	DESCRIPTION

4.9	Sponsor Letter Agreement, dated as of November 16, 2021, by and among Sponsor, Alpha, New Semantix and Semantix (incorporated by reference to Annex H to the proxy statement/prospectus to the Registration Statement on Form F-4 (File. No. 333-262552), filed with the SEC on July 8, 2022).

4.10	Shareholders Agreement, dated as of November 16, 2021, by and among New Semantix, Sponsor and certain shareholders of Semantix (incorporated by reference to Annex I to the proxy statement/prospectus to the Registration Statement on Form F-4 (File. No. 333-262552), filed with the SEC on July 8, 2022).

4.11#	Exchange Agreement, dated as of November 17, 2021, by and among New Semantix, Alpha, Semantix, the Semantix shareholders and the Semantix optionholders (incorporated by reference to Annex J to the proxy statement/prospectus to the Registration Statement on Form F-4 (File. No. 333-262552 ), filed with the SEC on July 8, 2022).

4.12	Form of Amended and Restated Registration Rights Agreement (incorporated by reference to Annex K to the proxy statement/prospectus to the Registration Statement on Form F-4 (File. No. 333-262552), filed with the SEC on July 8, 2022).

4.13†	Form of New Semantix 2022 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.9 to the Registration Statement on Form F-4 (File. No. 333-262552), filed with the SEC on July 8, 2022).

4.14#	Shareholders Agreement, dated as of May 26, 2021, by and among Tradimus Consultoria e Serviços em T.I. Ltda., Semantix Participações S.A. and Excella Gestão de Saúde Populacional Ltda (incorporated by reference to Exhibit 10.29 to the Registration Statement on Form F-4 (File. No. 333-262552 ), filed with the SEC on July 8, 2022).

EXHIBIT NUMBER	DESCRIPTION

8.1	List of subsidiaries of New Semantix (incorporated by reference to Exhibit 21.1 to the Registration Statement on Form F-4 (File. No. 333-262552 ), filed with the SEC on July 8, 2022).

15.1*	Unaudited Pro Forma Condensed Combined Financial Information of Semantix and Alpha.

15.2*	Consent of WithumSmith+Brown, PC, independent registered accounting firm for Alpha Capital Acquisition Company.

15.3*	Consent of PricewaterhouseCoopers Auditores Independentes Ltda., independent registered public accounting firm for Semantix Tecnologia em Sistema de Informação S.A.

*	Filed herewith.
†	Indicates a management contract or any compensatory plan, contract or arrangement.
#

Portions of this exhibit have been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K on the basis that the Company customarily and actually treats that information as private or confidential and the omitted information is not material.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

SEMANTIX, INC.

August 9, 2022	By:	/s/ Leonardo dos Santos Poça D’Água
		Name:	Leonardo dos Santos Poça D’Água
		Title:	Chairman of the Board, Chief Executive Officer and Class III Director