Form 20-F
period 2022-12-31
Semantix, Inc.
filed 2023-04-28
CIK 1896049

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022.
OR
☐    TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐    SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report ____________
For the transition period from ____________ to ____________
Commission file number 001-41465

SEMANTIX, INC.
(Exact name of Registrant as specified in its charter)
N/A
(Translation of Registrant’s name into English)
Cayman Islands
(Jurisdiction of incorporation or organization)
Avenida Eusébio Matoso, 1375, 10º andar
São Paulo, São Paulo, Brazil, 05423-2656
(Address of principal executive offices)
Adriano Alcalde, Chief Financial Officer,
Tel: +55 11 5082-2656
adriano.alcalde@semantix.ai
Avenida Eusébio Matoso, 1375, 10º andar
São Paulo, São Paulo, Brazil, 05423-2656
(Name, Telephone, E-mail and/or Facsimile number
and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Trading Symbols	Name of each exchange on which registered:

Ordinary shares	STIX	The Nasdaq Stock Market LLC
Warrants	STIXW	The Nasdaq Stock Market LLC
Securities registered or to be registered pursuant to Section 12(g) of the Act.
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
The number of outstanding shares as of December 31, 2022 was 80,380,061 ordinary shares and 18,499,984 warrants.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐    No ☒
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes ☐    No ☒
Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒    No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).
Yes ☒    No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.    ☐
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.    ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).    ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17  ☐    Item 18  ☐ .
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐    No ☒

TOC	i	FORM 20-F

TOC	ii	FORM 20-F

«Table of Contents

PART I
INTRODUCTION
Forward-Looking Statements
This annual report contains a number of forward-looking statements that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this annual report, including statements regarding our future financial position, results of operations, business strategy and plans and objectives of management for future operations, are forward-looking statements. Any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are also forward-looking statements. In some cases, you can identify forward-looking statements by words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “strategy,” “future,” “opportunity,” “may,” “target,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters.
Forward-looking statements include, without limitation, our expectations concerning the outlook for our business, productivity, plans and goals for future operational improvements and capital investments, operational performance, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, as well as any information concerning possible or assumed future results of operations of the Company. Forward-looking statements also include statements regarding the expected benefits of the Business Combination.
The forward-looking statements are based on the current expectations of our management and are inherently subject to uncertainties and changes in circumstance and their potential effects and speak only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described in “Item 3. Key Information—D. Risk Factors,” those discussed and identified in public filings we made with the SEC and the following important factors:
•geopolitical risk, particularly in Brazil and the other jurisdictions in which we operate and sell our products including, among other factors, political tensions in Brazil in the aftermath of the 2022 presidential elections and global impacts of the ongoing conflict between Russia and Ukraine;
•changes in applicable laws or regulations;
•the possibility that we may be adversely affected by other economic factors, particularly in Brazil;
•business and/or competitive factors;
•our estimates of our financial performance and ability to execute our business strategy;
•the impact of natural disasters or health epidemics/pandemics, including the ongoing COVID-19 pandemic and its impact on the demand for our data solutions and services;
•our ability to attract and retain customers for our proprietary data solutions and expand this line of business in accordance with expectations or at all;
•operational risk;
•risks related to data security and privacy;
•the ability to implement business plans, growth strategy and other expectations;
•unexpected costs or expenses;
•litigation and regulatory enforcement risks, including the diversion of management time and attention and the additional costs and demands on our resources, including potential litigation regarding the Business Combination; and
•fluctuations in exchange rates between the Brazilian real, the Colombian peso, the Mexican peso and the U.S. dollar.

PART I	1	FORM 20-F

«Table of Contents

Should one or more of these risks or uncertainties materialize, or should any of the assumptions made by our management prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements.
We caution you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date a forward-looking statement is made. Forward-looking statements set forth herein speak only as of the date of this annual report. We do not undertake any obligation to revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs. In the event that any forward-looking statement is updated, no inference should be made that we will make additional updates with respect to that statement, related matters, or any other forward-looking statements. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from forward-looking statements, including discussions of significant risk factors, may appear in our public filings with the SEC, which will be accessible at www.sec.gov, and which you are advised to consult.
Certain Definitions
Throughout this annual report, unless otherwise indicated or the context requires otherwise, the terms “we,” “us,” “our,” “the Company” and “our company” refer to Semantix, Inc. and its subsidiaries and consolidated affiliated entities, which prior to the Business Combination was the business of Semantix Tecnologia em Sistema de Informação S.A. and its subsidiaries and consolidated affiliated entities. References to “Semantix” mean Semantix Tecnologia em Sistema de Informação S.A. and its consolidated subsidiaries and consolidated affiliated entities, and references to “the Registrant” mean Semantix, Inc. Unless the context requires otherwise, all references to “our financial statements” mean the financial statements of the Registrant included herein.
The term “Brazil” refers to the Federative Republic of Brazil and the phrase “Brazilian government” refers to the federal government of Brazil. “Central Bank” refers to the Brazilian Central Bank (Banco Central do Brasil). References in the annual report to “real,” “reais” or “R$” refer to the Brazilian real, the official currency of Brazil and references to “U.S. dollar,” “U.S. dollars” or “US$” refer to U.S. dollars, the official currency of the United States.
Unless otherwise stated or unless the context otherwise requires in this document:
“2021 Plan” means the Stock Option Plan of Semantix.
“2022 Plan” means the 2022 Omnibus Incentive Plan.
“AI” means artificial intelligence.
“Alpha” means Alpha Capital Acquisition Company, an exempted company incorporated with limited liability in the Cayman Islands and special purpose acquisition company (SPAC).
“Alpha Class A Ordinary Shares” means Alpha’s Class A ordinary shares, par value $0.0001 per share.
“Alpha Class B Ordinary Shares” means Alpha’s Class B ordinary shares, par value $0.0001 per share.
“Articles” means our amended and restated memorandum and articles of association.
“A&R Registration Rights Agreement” means the Amended and Restated Registration Rights Agreement, entered into by the Registrant, the Sponsor and certain persons named therein at the consummation of the Business Combination, pursuant to which that certain Registration Rights Agreement, dated as of February 18, 2021, was amended and restated in its entirety, as of the Closing.
“Business Combination” means the Mergers and the other transactions contemplated by the Business Combination Agreement, collectively, including the PIPE Financing.
“Business Combination Agreement” means the Business Combination Agreement, dated as of November 16, 2021, as amended on April 13, 2022 and August 1, 2022, by and among the Registrant, Alpha, each of the Merger Subs and Semantix.

PART I	2	FORM 20-F

«Table of Contents

“Central Bank” means the Banco Central do Brasil, or Brazilian Central Bank.
“Closing” means the consummation of the Business Combination.
“Code” means the Internal Revenue Code of 1986, as amended.
“Companies Act” means the Companies Act (As Revised) of the Cayman Islands.
“COVID-19” or the “COVID-19 pandemic” means SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof
“Crescera” means Crescera Growth Capital Master Semantix Fundo de Investimento em Participações Multiestratégia, an investment fund organized under the laws of the Federative Republic of Brazil.
“Exchange Act” means the Securities Exchange Act of 1934, as amended.
“First Effective Time” means the time at which the First Merger became effective.
“First Merger” means the merger of First Merger Sub with and into Alpha pursuant to the Business Combination Agreement, with Alpha surviving as a directly wholly owned subsidiary of the Registrant.
“First Merger Sub” means Alpha Merger Sub I Company, a Cayman Islands exempted company and a direct, wholly owned subsidiary of the Registrant prior to the consummation of the Business Combination.
“Founders” means, collectively, DDT Investments Ltd., a BVI business company incorporated in the British Virgin Islands, Cumorah Group Ltd., a BVI business company incorporated in the British Virgin Islands, ETZ Chaim Investments Ltd., a BVI business company incorporated in the British Virgin Islands, being the founders of Semantix.
“IFRS” means International Financial Reporting Standards, as issued by the International Accounting Standards Board.
“Innova” means Innova Capital SPAC, LP, an exempted limited partnership registered in and formed under the laws of the Cayman Islands.
“Inovabra” means Fundo de Investimento em Partipações Multiestratégia Inovabra I—Investimento no Exterior, an investment fund organized under the laws of the Federative Republic of Brazil.
“Investment Company Act” means the Investment Company Act of 1940, as amended.
“JOBS Act” means the Jumpstart Our Business Startups Act of 2012, as amended.
“LinkAPI” means LinkAPI Tecnologia S.A. a company that Semantix acquired in two tranches, the first on December 21, 2020 and, the second, in June 2021.
“management” or our “management team” means our officers and senior executives.
“Mergers” means the First Merger, Second Merger and Third Merger.
“Merger Subs” means the First Merger Sub, Second Merger Sub and Third Merger Sub.
“Nasdaq” means The Nasdaq Stock Market LLC.
“Newco” means the exempted company incorporated with limited liability in the Cayman Islands for the purposes of the Business Combination, which is currently named Semantix AI Ltd.
“Newco Ordinary Shares” means the ordinary shares, par value $0.001 per share, of Newco.
“Ordinary Shares” means the ordinary shares, par value $0.001 per share, of the Company.

PART I	3	FORM 20-F

«Table of Contents

“Options” means the options to purchase Ordinary Shares.
“PCAOB” means the Public Company Accounting Oversight Board.
“PIPE Financing” means the series of transactions pursuant to which the PIPE Investors collectively purchased an aggregate an aggregate of 9,364,500 Alpha Class A Ordinary Shares at a price of $10.00 per share, for aggregate gross proceeds of $93,645,000, consummated in connection with the Closing. Such subscribed shares were converted into Ordinary Shares in connection with the Business Combination.
“PIPE Investors” means the investors participating in the PIPE Financing, collectively.
“Private Warrants” means the 7,000,000 private placement warrants (all of which are held by the Sponsor and its current beneficial owners) issued by us in exchange for an equal number of private placement warrants issued by Alpha and held by the Sponsor that were outstanding immediately prior to the First Effective Time.
“Public Warrants” means the 11,499,984 public warrants issued by us in exchange for 11,500,000 public warrants issued by Alpha that were outstanding immediately prior to the First Effective Time.
“SDP” means the Semantix Data Platform, our proprietary data platform.
“SEC” means the U.S. Securities and Exchange Commission.
“Second Effective Time” means the time at which the Second Merger became effective.
“Second Merger” means the merger of Second Merger Sub with and into Alpha pursuant to the Business Combination Agreement, with Second Merger Sub surviving as a directly wholly owned subsidiary of the Registrant.
“Second Merger Sub” means Alpha Merger Sub II Company, a Cayman Islands exempted company and a direct, wholly owned subsidiary of the Registrant prior to the consummation of the Business Combination, which is currently named Semantix SPAC Surviving Sub, Ltd.
“Securities Act” means the Securities Act of 1933, as amended.
“Semantix Earn-Out Shares” means up to 2,500,000 earn-out Ordinary Shares issuable to certain Semantix shareholders.
“Semantix Options” means the outstanding and unexercised options to purchase Semantix Class A preferred shares issued pursuant to the 2021 Plan of Semantix, whether or not then vested or fully exercisable.
“Semantix Original Shareholders” (i) means the former holders of Semantix Shares and current holders of our Ordinary Shares and (ii) includes DDT Investments Ltd., Cumorah Group Ltd., ETZ Chaim Investments Ltd., Fundo de Investimento em Participações Multiestratégia Inovabra I—Investimento no Exterior and Crescera Growth Capital Master Semantix Fundo de Investimento em Participações Multiestratégia.
“Semantix Shares” means the Semantix ordinary shares and the Semantix preferred shares, taken together or individually, as indicated by the context in which such term is used.
“Sponsor” means Alpha Capital Sponsor LLC, a Cayman Islands limited liability company.
“Sponsor Letter Agreement” means the letter agreement, dated as of November 16, 2021, by and among Sponsor, Alpha and Semantix pursuant to which the Sponsor agreed to vote all of its Founder Shares in favor of the Business Combination and related transactions and to take certain other actions in support of the Business Combination Agreement and related transactions.
“Third Effective Time” means the time at which the Third Merger became effective.

PART I	4	FORM 20-F

«Table of Contents

“Third Merger” means the merger of Third Merger Sub with and into Newco pursuant to the Business Combination Agreement, with Newco surviving as a directly wholly owned subsidiary of the Registrant.
“Third Merger Sub” means Alpha Merger Sub III Company, a Cayman Islands exempted company and a direct, wholly owned subsidiary of the Company prior to the consummation of the Business Combination.
“Tradimus” means Tradimus Consultoria e Serviços em T.I. Ltda., later changed to Tradimus S.A.
“Unvested Semantix Options” means each unvested Semantix Option.
“Vested Semantix Options” means each vested Semantix Option.
“Warrants” means the 18,499,984 warrants issued by us, consisting of 11,499,984 Public Warrants and 7,000,000 Private Warrants, each of which is exercisable for one Ordinary Share at an exercise price of $11.50.
“Warrant Agreement” means the warrant agreement governing our outstanding Warrants.
“Zetta” means Zetta Health Analytics S.A., a SaaS data solutions provider focused on the healthcare sector that we acquired in August 2022.
Financial Information
The Registrant was incorporated on November 8, 2021 as a Cayman Islands exempted company with limited liability duly registered with the Cayman Islands Registrar of Companies for the purpose of effecting the Business Combination. Prior to the Business Combination, the Registrant had limited or no assets, operations or activities. On August 3, 2022, we completed the Business Combination, and the Registrant became the holding entity of Semantix.
The historical operations of Semantix are deemed to be those of the Registrant. Thus, the financial statements included in this annual report reflect (i) the historical operating results of Semantix prior to the Closing of the Business Combination and (ii) the consolidated results of the Registrant and Semantix as of December 31, 2022 and for the period following the Closing of the Business Combination. The audited consolidated financial statements as of December 31, 2022 and 2021 and for the three years in the period ended December 31, 2022, included in this annual report have been prepared in accordance with IFRS as issued by IASB, which we refer to as our financial statements.
Certain amounts and percentages included in this annual report have been rounded for ease of presentation. Percentage figures included in this annual report have not been calculated in all cases on the basis of the rounded figures but on the basis of the original amounts prior to rounding. For this reason, certain percentage amounts in this annual report may vary from those obtained by performing the same calculations using the figures in our audited consolidated financial statements. The tables included in this annual report may not total due to rounding.
Special Note Regarding Non-GAAP Financial Measures
This annual report presents our EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin. EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin are non-GAAP financial measures. A non-GAAP financial measure is generally defined as a numerical measure of historical or future financial performance, financial position, or cash flow that excludes or includes amounts that would not be adjusted in the most comparable GAAP measure.

PART I	5	FORM 20-F

«Table of Contents

We use these non-GAAP financial measures for decision-making purposes and to assess our financial and operating performance, generate future operating plans and make strategic decisions regarding the allocation of capital. We believe that the disclosure of our non-GAAP measures provides useful supplemental information to investors and financial analysts and other interested parties in their review of our operating performance. Additionally, we believe that non-GAAP financial information, when taken collectively, may be helpful to investors because it provides consistency and comparability with past financial performance and facilitates period-to-period comparisons of results of operations. The non-GAAP financial measures described in this annual report are not a substitute for the IFRS measures of earnings. Additionally, our calculations of EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin may be different from the calculation used by other companies, including our competitors in the industry, and therefore, our measures may not be comparable to those of other companies. For a reconciliation of EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin to the most directly comparable IFRS measure, see “Item 5. Operating and Financial Review and Prospects—Non-GAAP Financial Measures—Reconciliation of Non-GAAP Financial Measures.”
EBITDA
We calculate EBITDA as loss for the year plus net interest income (expenses), plus income tax plus depreciation and amortization. EBITDA is a non-GAAP measure. Our calculation of EBITDA may be different from the calculation used by other companies, including our competitors in the industry, and therefore, our measures may not be comparable to those of other companies. For further information, see “Item 5. Operating and Financial Review and Prospects—Non-GAAP Financial Measures—Reconciliation of Non-GAAP Financial Measures.”
Adjusted EBITDA
We calculate Adjusted EBITDA as EBITDA excluding the impacts of certain events that we believe are isolated in nature incurred as part of our recent expansion and, Business Combination and, therefore, not reflective of our underlying performance, including (i) in 2021 and 2020 isolated research expenses incurred in connection with the redesign and relaunch of our proprietary data platform with the purpose of enhancing its functionality, (ii) in 2021, non-cash expenses recorded under provisions relating to the early termination by a single client of a three-year contract to purchase third-party software in the early phases of our U.S. operations, with such amount corresponding to our ongoing payment obligations under an onerous contract with the third-party software supplier despite the early termination of the resale contract by our client, (iii) in 2022 and 2021, concentrated expenses of an extraordinary nature related to third-party advisory, support services, travelling and events incurred in connection with the Business Combination that are not expected to be ongoing, (iv) in 2021, earn-out payments to the former shareholders of LinkAPI (for additional information, see “Item 4. Information on the Company—A. History and Development of the Company—Recent Acquisitions—LinkAPI”), (v) expenses related to stock option grants under the 2021 Plan as well as a separate stock option plan adopted by us in 2020 (for more information, see "Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans”), which do not relate directly to the performance of our underlying business, (vi) in 2022, a one-time non-cash expense reflecting the accounting impact of the Nasdaq listing in accordance with IFRS 2, (vii) in 2022, expenses related to D&O Insurance (directors’ and officers’ liability insurance) and (viii) in 2022, gains from the fair value of our Warrants which do not relate directly to the performance of our underlying business. Adjusted EBITDA is a non-GAAP measure. Our calculation of Adjusted EBITDA may be different from the calculation used by other companies, including our competitors in the industry, and therefore, our measures may not be comparable to those of other companies.
Adjusted EBITDA Margin
We calculate Adjusted EBITDA Margin as Adjusted EBITDA divided by revenues. Adjusted EBITDA Margin is a non-GAAP measure. Our calculation of Adjusted EBITDA Margin may be different from the calculation used by other companies, including our competitors in the industry, and therefore, our measures may not be comparable to those of other companies.

PART I	6	FORM 20-F

«Table of Contents

Market Data
Market, ranking and industry data used throughout this annual report, including statements regarding market size and technology/data adoption rates, is based on the good faith estimates of our management, which in turn are based upon our management’s review of internal surveys, independent industry surveys and publications and other third-party research and publicly available information, as indicated. Industry reports, publications, research, studies and forecasts generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. These data involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. In some cases, we do not expressly refer to the sources from which this data is derived. While we have compiled, extracted, and reproduced industry data from these sources, we have not independently verified the data. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this annual report. These forecasts and forward-looking information are subject to uncertainty and risk due to a variety of factors, including those described under “Item 3. Key Information—D. Risk Factors.” These and other factors could cause results to differ materially from those expressed in any forecasts or estimates.
Emerging Growth Company Status
We qualify as an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. As such, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies”, and may not be required to, among other things, (1) provide an auditor’s attestation report on its system of internal controls over financial reporting pursuant to Section 404; (2) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act; (3) comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis); and (4) disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the CEO’s compensation to median employee compensation. If some investors find our securities less attractive as a result, there may be a less active trading market for our securities and the prices of our securities may be more volatile.
We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the closing of the Business Combination or (b) in which we have total annual gross revenue of at least $1.235 billion (as adjusted for inflation pursuant to SEC rules from time to time), and (2) the date on which (x) we are deemed to be a large accelerated filer, which means that the market value of our Ordinary Shares held by non-affiliates exceeds $700 million as of the prior June 30th, or (y) the date on which we have issued more than $1.0 billion in nonconvertible debt during the prior three-year period.
ITEM 1.IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.
ITEM 2.OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3.KEY INFORMATION
A.[Reserved]
B.Capitalization and Indebtedness
Not applicable.
C.Reasons for the Offer and Use of Proceeds
Not applicable.

PART I	7	FORM 20-F

«Table of Contents

D.Risk Factors
Summary of Risk Factors
The following summarizes the principal factors that make an investment in our company speculative or risky, all of which are more fully described in the Risk Factors below. This summary should be read in conjunction with the Risk Factors below and should not be relied upon as an exhaustive summary of the material risks facing our business. The following factors could result in harm to our business, reputation, revenue, financial results, and prospects, among other impacts:
•Our growth strategy is significantly dependent on the accelerated expansion of our proprietary SaaS business, which, in turn, relies to a great extent on receptiveness to, and adoption of, our proprietary data platform that was recently developed by us and, therefore, has a limited operating track record.
•Our current operations are international in scope, and we plan further geographic expansion, creating a variety of operational challenges.
•Our customers may terminate engagements before completion or choose not to enter into new engagements with us on terms acceptable to us, or at all.
•A significant portion of our revenues is derived from a small number of customers and partial or full loss of revenues from any such customer may adversely affect us.
•The markets in which we operate are highly competitive, and if we do not compete effectively, our business, financial condition, and results of operations could be harmed.
•We may not be able to renew or maintain our reselling agreements with our suppliers.
•We have a history of losses, and we may not be profitable in the future.
•We and our suppliers could suffer disruptions, outages, defects and other performance and quality problems with our solutions or with the public cloud and internet infrastructure on which our solutions rely. If the availability of our proprietary data platform does not meet our service-level commitments to our customers, our current and future revenue may be negatively impacted.
•Because we recognize our revenue from our proprietary SaaS business over the term of each contract, downturns or upturns in new sales and renewals will not be immediately reflected in our results of operations.
•We have identified material weaknesses in our internal control over financial reporting and, if we fail to remediate such material weaknesses (and any other ones) or establish and maintain effective internal controls over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations and/or prevent fraud.
•We expect fluctuations in our results of operations, making it difficult to plan, and if we fail to meet the expectations of securities analysts or investors with respect to our results of operations, our share price could decline.
•The length of our sales cycle varies by customer and can include high upfront costs. If we are unable to effectively manage these factors, our business may be adversely affected.
•If we lose key members of our management team or are unable to attract and retain the executives and employees we need to support our operations and growth (especially skilled software engineers and developers), our business and future growth prospects may be harmed.
•We are exposed to fluctuations in currency exchange rates, which could negatively affect our results of operations and our ability to invest and hold our cash.
•Our payment obligations under our indebtedness may limit the funds available to us and may restrict our flexibility in operating our business.
•Certain of our loan agreements contain restrictive covenants and events of default that impose significant operating and financial restrictions on us, and we have in the recent past not been in compliance with certain financial covenants included in our loan agreements.
•We agree to indemnify customers and other third parties, which exposes us to substantial potential liability.

PART I	8	FORM 20-F

«Table of Contents

•The departure or loss of significant influence of our CEO and Founder, Leonardo dos Santos Poça D’Água, would be detrimental to our business and adversely affect our ability to execute our business strategies and continue to grow.
•Unfavorable conditions in our industry or the global economy could limit our ability to grow our business and negatively affect our results of operations.
•The extent to which the COVID-19 pandemic and measures taken in response thereto impact our business, financial condition, results of operations and prospects will depend on future developments, which are highly uncertain and are difficult to predict.
•If we, our suppliers or our third-party service providers experience an actual or perceived security breach or unauthorized parties otherwise obtain access to our customers’ data or our data, our data solutions and services may be perceived as not being secure, our reputation may be harmed, demand for our data solutions and services may be reduced and we may incur significant liabilities.
•We rely on third-party and open-source software for our data solutions. Our inability to obtain third-party licenses for such software, or obtain them on favorable terms, or any errors or failures caused by such software could adversely affect our business, results of operations and financial condition. In addition, our use of open-source software could negatively affect our ability to sell our data solutions and subject us to possible litigation.
•Our operations may be adversely affected by a failure to renew our leases on commercially acceptable terms, or at all, and to timely obtain or renew any licenses required to operate our occupied properties.
•The Brazilian federal government has exercised, and continues to exercise, significant influence over the Brazilian economy. This influence, as well as Brazil’s political and economic conditions, could harm us and the price of our Ordinary Shares.
•The ongoing economic uncertainty and political instability in Brazil may harm us and the price of our Ordinary Shares.
•Sales of a substantial number of our securities in the public market by our existing securityholders could cause the price of our Ordinary Shares and Warrants to fall.
•The exercise of our Warrants for our Ordinary Shares would increase the number of shares eligible for future resale in the public market and result in dilution to our shareholders.
•Our shareholders may experience dilution due to the issuance of Semantix Earn-Out Shares following the consummation of the Business Combination.
•We have granted in the past, and we will also grant in the future, share incentives, which may result in increased share-based compensation expenses.
•If our performance does not meet market expectations, the price of our securities may decline.
•We may redeem your unexpired Warrants prior to their exercise at a time that is disadvantageous to you, thereby making your Warrants worthless.
Risks Related to Our Business and Industry
A significant portion of our revenues is derived from a small number of customers and partial or full loss of revenues from any such customer may adversely affect us.
We generate a significant portion of our revenues from our ten largest customers. During the years ended December 31, 2022, 2021 and 2020, our largest customer based on revenues accounted for 18.1%, 11.4% and 10.2% of our revenues, respectively, and our ten largest customers together accounted for 50.2%, 53.8% and 59.7% of our revenues, respectively. For additional information regarding the material terms of our contracts with our largest customers, please refer to “Item 4. Information on the Company—B. Business Overview—Customers.”

PART I	9	FORM 20-F

«Table of Contents

Our ability to maintain close relationships with these and other major customers is essential to the growth and profitability of our business, particularly in relation to our land and expand strategy pursuant to which we seek to migrate our existing customers who purchase third-party software licenses from us to our higher-margin proprietary SaaS solutions. The volume of work we perform for each customer may vary from year to year, and as a result, a major customer in one year may not provide the same level of revenues for us in any subsequent year. The data solutions and services we provide to our customers, and the revenues associated with those solutions and services, may decline or vary as the type and quantity of solutions and services that we provide change over time. In addition, our reliance on any individual customer for a significant portion of our revenues may give that customer a certain degree of pricing leverage against us when negotiating contracts.
The loss of any of our major customers or a decrease in the scope of data solutions and services provided to them could have a material adverse effect on our business, financial condition, results of operations and prospects. For further information, please refer to “Item 4. Information on the Company—B. Business Overview—Software Engineering and Research & Development.”
Our customers may terminate engagements before completion or choose not to enter into new engagements with us on terms acceptable to us, or at all.
Our contracts with our customers to provide data solutions (including both proprietary SaaS solutions and third-party software) typically have a term of one to three years. However, these contracts may, in the majority of cases, be terminated at will by our customers without cause by only providing prior notice ranging from 30 to 90 days. Meanwhile, our contracts with our customers to provide data analytics and AI services are generally more short-term in nature, ranging from six months to three years.
Our customers may terminate or reduce their use of our data solutions and services for any number of reasons, including if they are not satisfied with the solution or service level, the value proposition for our data solutions and services, or we are unable to meet customer needs and expectations. This possibility of customer termination or reduction may be more likely to the extent of price increases that could make our solutions and services unaffordable, particularly as a result of us passing through price increases in purchasing third-party software licenses for resale due to foreign exchange effects or other factors that are in the complete discretion of our third-party software suppliers. Even if we successfully deliver on contracted data solutions and services and maintain close relationships with our customers, a number of factors outside of our control could cause the loss of or reduction in business or revenue from our existing customers. These factors include, among other things:
•the business or financial condition of that customer or the economy generally;
•a change in strategic priorities by our customers, resulting in a reduced level of spending on technology solutions and services;
•changes in our customer’s personnel who are responsible for procurement of information technology (“IT”) solutions and services or with whom we primarily interact;
•a demand for price reductions by our customers;
•mergers, acquisitions or significant corporate restructurings involving one of our customers; and
•a decision by that customer to move work in-house or to one or several of our competitors.
The ability of our customers to terminate their engagement with us at any time makes our future revenue flow uncertain. We may not be able to replace any customer that chooses to terminate or not renew its contract with us, which could materially adversely affect our revenue and thus our results of operations. Furthermore, terminations in engagements may make it difficult to plan our project resource requirements.
If a significant number of customers cease using or reduce their usage of our data solutions or services, we may be required to spend significantly more on sales and marketing than we currently plan to spend in order to maintain or increase revenue from customers. Such additional sales and marketing expenditures could adversely affect our business, results of operations and financial condition.

PART I	10	FORM 20-F

«Table of Contents

Further, as we expand our portfolio of proprietary SaaS offerings, our potential customers may become concerned about disadvantages associated with switching providers, such as a loss of accustomed functionality, increased costs and business disruption. For prospective customers, switching from one vendor of solutions similar to those provided by us (or from an internally developed system) to a new vendor may be a significant undertaking. As a result, certain potential customers may resist changing vendors. There can be no assurance that our investments to overcome potential customers’ reluctance to change vendors will be successful, which may be particularly relevant in relation to our strategy to migrate certain of our customers that currently license third- party software through us, to our proprietary solutions, which may adversely affect our business, financial condition, results of operations and prospects.
In addition, while the restrictions imposed by the COVID-19 pandemic have prompted a shift to digital solutions and services that benefited our business since 2020, there can be no assurance that this shift will continue and that we will continue to benefit from our customers’ increased spending on digital transformation efforts in response to the COVID-19 pandemic.
The markets in which we operate are highly competitive, and if we do not compete effectively, our business, financial condition, and results of operations could be harmed.
The markets for data cloud, big data, analytics and artificial intelligence are intensely competitive and characterized by rapid changes in technology, customer requirements, industry standards and frequent new solution and service introductions and improvements. As these markets continue to mature and new technologies and competitors enter such markets, we expect competition to intensify. Our current competitors include:
•public cloud providers who offer proprietary data management, machine learning and analytics services, such as Amazon Web Services (“AWS”), Microsoft Azure (“Azure”) and Google Cloud Platform (“GCP”);
•large, well-established, public and private data platform providers, including the suppliers from which we purchase software licenses for resale, such as Cloudera and Elastic, Confluent, Inc. (“Confluent”);
•private and public companies who also act as resellers of third-party software licenses, such as Logicallis Group Ltd. (“Logicallis”);
•less-established public and private cloud companies with solutions and services that compete in some of our markets;
•other established vendors of legacy database solutions and big data offerings, such as Hewlett-Packard Development Company, L.P. (“HP”), International Business Machines Corporation (“IBM”), Oracle Corporation (“Oracle”) and Teradata Corporation (“Teradata”);
•other vendors who offer data and business intelligence solutions that can be incorporated into our proprietary data platform, including Databricks Inc. (“Databricks”), Alteryx, Inc; (“Alteryx”), Fivetran Inc. (“Fivetran”), Tableau Software, LLC (“Tableau”), Microsoft Corporation’s Power BI, and QlikTech International AB (“Qlikview”); and
•technology companies and systems management vendors who offer on-premise infrastructure monitoring, including IBM, Microsoft Corporation (“Microsoft”), Micro Focus International plc (“Micro Focus”), BMC Software, Inc. (“BMC”) and Computer Associates International, Inc. (“Computer Associates”).
We compete based on various factors, including price, performance, range of use cases, multi-cloud availability, brand recognition and reputation, customer support, and differentiated capabilities, including ease of implementation and data migration, ease of administration and use, scalability and reliability, data governance, security, and compatibility with existing standards and third-party data solutions. Some of our competitors have substantially greater brand recognition, customer relationships, and financial, technical, and other resources than we do, and may be able to respond more effectively than we can to new or changing opportunities, technologies, standards, customer requirements and buying practices.

PART I	11	FORM 20-F

«Table of Contents

Our proprietary data platform requires third-party public cloud infrastructure to operate. We currently offer our proprietary data platform on the public clouds provided by AWS, Azure and GCP, which are also some of our primary competitors. There is a risk that one or more of these public cloud providers could use its control of its public clouds to embed innovations or privileged interoperating capabilities in competing data solutions, bundle competing data solutions, provide us unfavorable pricing, leverage its public cloud customer relationships to exclude us from opportunities, and treat us and our customers differently with respect to terms and conditions or regulatory requirements than it would treat its similarly situated customers. Further, they have the resources to acquire, invest in, or partner with existing and emerging providers of competing technology and thereby accelerate adoption of those competing technologies. All of the foregoing could make it difficult or impossible for us to provide solutions that compete favorably with those of the public cloud providers.
Moreover, we resell software licenses of well-established data platform providers, such as Cloudera, Elastic, Confluent, ECE Software, among others. In addition to being our suppliers, these data platform providers are currently, and will increasingly become, our direct competitors as we develop and increase the range of our proprietary solutions. Nonetheless, our current operations require that we maintain a good relationship with these suppliers, who may, faced with increasing competition from us, alter pricing in a manner unfavorable to us or exclude us from opportunities as we expand our operations and increase our market share (for additional information, see “—We may not be able to renew or maintain our reselling agreements with our supplier” below). Furthermore, we face competition from other resellers of third-party software licenses given that our agreements with such suppliers for resale of their software licenses are non-exclusive.
New and innovative start-up companies, including emerging cloud-native data management companies, and larger companies that are making significant investments in research and development, may introduce data solutions or services that have greater performance or functionality, are easier or cheaper to implement or use, or incorporate technological advances that we have not yet developed or implemented or may invent similar or superior data solutions or services, including a better, more powerful and user-friendly data platform, that compete with our own.
We may also face competition from in-house development by our clients, academic and government institutions, and the open-source community who may offer similar solutions or an adequate substitute for our services and solutions. These factors may force us to compete on other fronts in addition to the quality of our services and to expend significant resources in order to remain competitive, which we may be unable to do.
Further, the markets in which we compete are subject to evolving industry standards and regulations, resulting in increasing data governance and compliance requirements for us and our customers (for additional information, see “—Risks Related to Our Compliance, Tax, Legal, and Regulatory Environment” below). Moreover, to the extent we expand our operations further into highly regulated industries (such as the health and finance industries), our solutions may need to address additional requirements specific to those customer segments.
For these reasons, competition may negatively impact our ability to maintain and grow consumption of our proprietary data platform or put downward pressure on our prices and gross margins, any of which could materially harm our reputation, business, results of operations and financial condition.
If we are unable to adapt to rapidly changing technologies, methodologies and evolving industry standards, we may lose clients and our business could be materially adversely affected.
Rapidly changing technologies, methodologies and evolving industry standards are inherent in the market for our data solutions and services. Our ability to anticipate developments in our industry, enhance our existing data solutions and services, develop and introduce new data solutions, services or tools, provide enhancements and new features for our data solutions and tools, and keep pace with changes and developments are critical to meeting changing client needs. Developing solutions for our clients is extremely complex and could become increasingly complex and expensive in the future due to the introduction of new platforms, operating systems, technologies and methodologies. Our ability to keep pace with, anticipate or respond to changes and developments is subject to a number of risks, including that:
•we may not be able to develop new, or update existing, services, applications, tools and software quickly or inexpensively enough to meet our clients’ needs;

PART I	12	FORM 20-F

«Table of Contents

•we may find it difficult or costly to make existing software and tools work effectively and securely over the internet or with new or changed operating systems;
•we may find it challenging to develop new, or update existing, software, services and tools to keep pace with evolving industry standards, methodologies and regulatory developments in the industries where our clients operate at a pace and cost that is acceptable to our clients; and
•we may find it difficult to maintain high quality levels of performance with new technologies and methodologies.
We may not be successful in anticipating or responding to these developments in a timely manner, or if we do respond, the data solutions, services, tools, technologies or methodologies we develop or implement may not be successful in the marketplace. Our failure to enhance our existing data solutions and services and to develop and introduce new data solutions and services to promptly address the needs of our clients could have a material adverse effect on our business.
We may not be able to renew or maintain our reselling agreements with our suppliers.
As part of our business, we resell software licenses of well-established data platform providers, such as Cloudera, Elastic, Confluent, ECE Software, among others. Of our gross revenues for the years ended December 31, 2022, 2021 and 2020, (i) 26.7%, 37.6% and 31.5% of our gross revenues, respectively, were attributable to the resale of software licenses of Cloudera (via numerous supply contracts with such supplier and resale contracts with various clients) and (ii) 19.4%, 16.9% and 30.1%, respectively, were attributable to the resale of software licenses of Elastic (via numerous supply contracts with such supplier and resale contracts with various clients).
These software companies license us software on a non-exclusive basis, and they may terminate their relationship with us at any time without cause with only 30 to 90 days’ prior notice. Any such termination would be disruptive to our business, notwithstanding the acceleration of our proprietary SaaS solutions that do not depend on third-party software providers, and it may not be possible to secure alternative software providers on similar terms or with the same quality of solutions and services as our current suppliers offer. Accordingly, if we lose our current relationship with our main suppliers, our third-party software customers may elect to work with another data solutions company to fulfill their data needs, including the possibility of working with other companies that resell software licenses from the same third-party software providers that we currently work with (considering that our relationships are non-exclusive) in order to maintain continuity and, in such case, terminate their relationship with us. Likewise, we cannot guarantee that our current customers that license third-party software through us will find our proprietary SaaS solutions to be adequate replacement. In any of these cases, we may experience a material adverse effect on our cash position, revenue and, by extension, our results of operations and financial position.
We have a history of losses, and we may not be profitable in the future.
We have a history of net losses. For the years ended December 31, 2022, 2021 and 2020, we incurred net losses of R$ 329.8 million, R$68.2 million and R$19.4 million, respectively. As a result, we had an accumulated deficit of R$ 468.9 million as of December 31, 2022. These losses and accumulated deficit reflect the substantial investments we made to acquire new customers, market and sell our new proprietary solutions and develop our proprietary data platform.
We expect our costs and expenses to remain elevated in the foreseeable future, particularly as a result of becoming a public company (for additional information, see “—Risks Related to Our Ordinary Shares—We will incur increased costs as a result of operating as a public company” below) and in connection with the ongoing development of our proprietary SaaS solutions. As a result of these increased costs and expenses, we will have to generate and sustain increased revenue to be profitable in future periods, which may not be possible (for additional information, see “—Risks Related to Our Growth Strategy—Our growth strategy is significantly dependent on the accelerated expansion of our proprietary SaaS business, which, in turn, relies to a great extent on receptiveness to, and adoption of, our proprietary data platform that was recently developed by us and, therefore, has a limited operating track record”). Further, in future periods, our revenue growth rate could decline, and we may not be able to generate sufficient revenue to offset higher costs and achieve or sustain profitability. If we fail to achieve, sustain or increase profitability, our business and results of operations could be adversely affected.

PART I	13	FORM 20-F

«Table of Contents

Following the Business Combination, we have 18,499,984 Warrants outstanding, each Warrant being exercisable for one Ordinary Share at an exercise price of $11.50. Whether warrantholders will exercise their Warrants, and therefore the amount of cash proceeds we would receive upon exercise, is dependent upon the trading price of the Ordinary Shares, the last reported sales price for which was $4.39 per share on March 31, 2023. Therefore, if and when the trading price of the Ordinary Shares is less than $11.50, we expect that warrantholders would not exercise their Warrants. We could receive up to an aggregate of approximately $212,750,000 if all of the Warrants are exercised for cash, but we would only receive such proceeds if and when the warrantholders exercise the Warrants which, based on the current trading price of our Ordinary Shares, is unlikely unless there is a relevant increase in trading price. The Warrants may not be or remain in the money during the period they are exercisable and prior to their expiration and, therefore, it is possible that the Warrants may not be exercised prior to their expiration on August 3, 2027, even if they are in the money, and as such, may expire worthless with minimal proceeds received by us, if any, from the exercise of Warrants. To the extent that any of the Warrants are exercised on a “cashless basis,” we will not receive any proceeds upon such exercise. As a result, we do not expect to rely on the cash exercise of Warrants to fund our operations. Instead, we intend to rely on other sources of cash discussed elsewhere in this annual report to continue to fund our operations. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.” If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, or substantially reduce the development of our proprietary SaaS solutions and go-to-market efforts.
We and our suppliers could suffer disruptions, outages, defects and other performance and quality problems with our solutions or with the public cloud and internet infrastructure on which our solutions rely. If the availability of our proprietary data platform does not meet our service-level commitments to our customers, our current and future revenue may be negatively impacted.
Our business depends on the data solutions that we offer (including our proprietary data platform and the third-party platforms from which we purchase software licenses for resale) to be available without disruption.
We and our suppliers have experienced, and may in the future experience, disruptions, outages, defects and other performance and quality problems with these data solutions. We have also experienced, and may in the future experience, disruptions, outages, defects and other performance and quality problems with the public cloud and internet infrastructure on which our proprietary data platform relies. These problems can be caused by a variety of factors, including introductions of new functionality, vulnerabilities and defects in proprietary and open-source software, human error or misconduct, natural disasters (such as tornadoes, earthquakes or fires), capacity constraints, design limitations, denial-of-service attacks or other security-related incidents.
Moreover, we typically commit to maintaining a minimum service-level of availability for our customers that use our proprietary data platform. If we are unable to meet these commitments, we may be obligated to provide customers with additional capacity, which could significantly affect our revenue. We rely on public cloud providers, such as AWS, Azure and GCP, and any availability interruption in the public cloud could result in us not meeting our service-level commitments to our customers.
In some cases, we may not have any contractual rights with our public cloud providers that would compensate us for any losses due to availability interruptions in the public cloud. Further, if our contractual and other business relationships with our public cloud providers are terminated, suspended or suffer a material change to which we are unable to adapt, such as the elimination of services or features on which we depend, we could be unable to provide our proprietary data platform and could experience significant delays and incur additional expense in transitioning customers to a different public cloud provider.
Any disruptions, outages, defects, and other performance and quality problems with our data solutions and services (including any failure to meet our service-level commitments) or with the public cloud and internet infrastructure on which they rely, or any material change in our contractual and other business relationships with our public cloud providers, could result in reduced use of our date solutions and services, increased expenses, including service credit obligations and harm to our brand and reputation, any of which could have a material adverse effect on our business, financial condition and results of operations.

PART I	14	FORM 20-F

«Table of Contents

Because we recognize our revenue from our proprietary SaaS business over the term of each contract, downturns or upturns in new sales and renewals will not be immediately reflected in our results of operations.
Since 2019, we have derived an increasing portion of our revenues from our proprietary SaaS business, and we expect this business line to become increasingly significant in the future. Our proprietary SaaS business line represented 21.0% of our revenues for the year ended December 31, 2022, compared to 18.8% and 4.7% of our revenues for the years ended December 31, 2021 and 2020, respectively. Our customer contracts typically have a term of one to three years and we recognize revenue from our proprietary SaaS business ratably over the term of each contract. As a result, part of the revenue we report in each quarter is derived from the recognition of deferred revenue relating to contracts entered into during previous quarters. Consequently, a future decline in new or renewed contracts, or a reduction in expansion rates, in any single quarter could have only a small impact on our revenue results during that quarter or subsequent period. Such a decline or deceleration, however, will negatively affect our revenue or revenue growth rates in future quarters and, in the aggregate, may cause a material adverse effect on our business, financial condition and results of operations.
We have identified material weaknesses in our internal control over financial reporting and, if we fail to remediate such material weaknesses (and any other ones) or establish and maintain effective internal controls over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations and/or prevent fraud.
Prior to the Business Combination, we were a private company with limited accounting resources and processes necessary to address our internal control over financial reporting and procedures. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with the IFRS and interpretations issued by the IFRS Interpretations Committee. Our management has not completed a formal assessment of the effectiveness of our internal control over financial reporting and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. We have identified material weaknesses in our internal control over financial reporting as of December 31, 2022. A material weakness is a deficiency, or combination of control deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.
We are in the process of designing and implementing measures to improve our internal control over financial reporting to remediate the material weaknesses. For a description of our remediation activities to date and plans, see “Item 15. Controls and Procedures—A. Disclosure Controls and Procedures.”
As of the date of this annual report, other than those related to the hiring of new personnel to support our growing business and to transition to life as a public company, we have not yet incurred material expenses to address those matters giving rise to the material weaknesses we identified. We are currently unable to predict how long it will take and how much it will ultimately cost for us to implement the remediation measures required to address those matters giving rise to the material weaknesses we identified. However, these remediation measures may be time consuming, costly, and might place significant demands on our financial and operational resources. For further information, see “Item 15. Controls and Procedures—D. Changes in internal control over financial reporting.”
Our management may be unable to conclude in future periods that our disclosure controls and procedures are effective due to the effects of various factors, which may, in part, include unremediated material weaknesses in internal controls over financial reporting. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in those reports is accumulated and communicated to the company’s management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.
We are a public company in the United States subject to the Sarbanes-Oxley Act. If we are unable to successfully remediate our existing or any future material weaknesses or other deficiencies in our internal control over financial reporting, the accuracy and timing of our financial reporting may be adversely affected, investors may lose confidence in our financial reporting, and we could become subject to litigation or investigations by the Nasdaq, the SEC and other regulatory authorities.

PART I	15	FORM 20-F

«Table of Contents

Under Section 404 of the Sarbanes-Oxley Act, our management is not required to assess or report on the effectiveness of our internal controls over financial reporting until our second annual report following consummation of the Business Combination, which will be only in 2024 for the fiscal year ending December 31, 2023. In addition, until we cease to be an “emerging growth company” (see “—Risks Related to Our Ordinary Shares—As a foreign private issuer and an “emerging growth company” (as defined in the JOBS Act), we have different disclosure and other requirements than U.S. domestic registrants and non-emerging growth companies that, to some extent, are more lenient and less frequent than those of U.S. domestic registrants and non-emerging growth companies”) as such term is defined in the JOBS Act, our independent registered public accounting firm is not required to attest to and report on the effectiveness of our internal control over financial reporting.
During the course of remediating these material weaknesses and satisfying the requirements of Section 404 of the Sarbanes-Oxley Act, we may identify additional material weaknesses and other deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. If we fail to maintain an effective internal control environment, we could suffer material misstatements in our financial statements, fail to meet our reporting obligations or fail to prevent fraud, which would likely cause investors to lose confidence in our reported financial information. This could, in turn, limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from Nasdaq, regulatory investigations and civil or criminal sanctions. We may be unable to timely complete our evaluation testing and any required remediation.
In addition, these new obligations will also require substantial attention from our senior management and could divert their attention away from the day-to-day management of our business. These cost increases and the diversion of management’s attention could materially and adversely affect our business, financial condition and operating results. See also “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations—Material Weaknesses in Internal Controls and Remediation.”
We expect fluctuations in our results of operations, making it difficult to plan, and if we fail to meet the expectations of securities analysts or investors with respect to our results of operations, our share price could decline.
Our results of operations have fluctuated in the past and are expected to fluctuate in the future due to a variety of factors, many of which are outside of our control. As a result, our past results may not be indicative of our future performance. In addition to the other risks described herein, factors that may affect our results of operations include the following:
•fluctuations in demand for or pricing of our solutions;
•fluctuations in the price of the third-party software licenses that we purchase for resale;
•our ability to attract new customers;
•our ability to retain existing customers;
•customer expansion rates;
•seasonality;
•investments in new features and functionality;
•fluctuations in customer consumption resulting from our introduction of new features or capabilities to our systems that may impact customer consumption;
•the timing of our customers' purchases;
•the speed with which customers are able to migrate data onto our proprietary data platform after purchasing capacity;
•fluctuations or delays in purchasing decisions in anticipation of new solutions or enhancements by us or our competitors;

PART I	16	FORM 20-F

«Table of Contents

•changes in customers' budgets, the timing of their budget cycles and purchasing decisions;
•our ability to control costs, including our operating expenses;
•the amount and timing of payment for operating expenses, particularly research and development and sales and marketing expenses;
•the amount and timing of non-cash expenses, including stock-based compensation, goodwill impairments and other non-cash charges;
•the amount and timing of costs associated with recruiting, training and integrating new employees and retaining and motivating existing employees;
•the effects and timing of acquisitions and their integration;
•general economic conditions, both domestically and internationally, as well as economic conditions specifically affecting industries in which our customers and partners participate;
•fluctuations in currency exchange rates and changes in the proportion of our revenue and expenses denominated in foreign currencies;
•health epidemics or pandemics, such as the COVID-19 pandemic;
•the impact, or timing of our adoption, of new accounting pronouncements;
•changes in regulatory or legal environments that may cause us to incur, among other things, expenses associated with compliance;
•the overall tax rate for our business, which may be affected by the mix of income we earn in Brazil and in jurisdictions with different tax rates, the effects of stock-based compensation and the effects of changes in our business;
•the impact of changes in tax laws or judicial or regulatory interpretations of tax laws, which are recorded in the period such laws are enacted or interpretations are issued and may significantly affect the effective tax rate of that period;
•fluctuations in the market values of our portfolio or strategic investments and in interest rates;
•changes in the competitive dynamics of our market, including consolidation among competitors or customers; and
•significant security breaches of, technical difficulties with, or interruptions to, the delivery and use of our solutions.
Any of these and other factors, or the cumulative effect of some of these factors, may cause our results of operations to vary significantly. If our quarterly results of operations fall below the expectations of investors and securities analysts who follow our stock, the price of our Ordinary Shares could decline substantially, and we could face costly lawsuits, including securities class actions.

PART I	17	FORM 20-F

«Table of Contents

The length of our sales cycle varies by customer and can include high upfront costs. If we are unable to effectively manage these factors, our business may be adversely affected.
Part of our business strategy involves the development of data solutions to better serve large enterprises. Sales to large customers involve risks that may not be present or that are present to a lesser extent with sales to smaller organizations, such as longer sales cycles, more complex customer requirements, including our ability to partner with third parties that advise such customers or help them integrate their IT solutions, substantial upfront sales costs and less predictability in completing some of our sales. For example, large customers, which make up a considerable portion of our business, may require considerable time to evaluate and test the data solutions that we offer prior to making a purchase decision and placing an order. In addition, large customers may be switching from legacy on-premises solutions when purchasing our solutions, and may rely on third parties with whom we do not have relationships when making purchasing decisions. A number of factors also influence the length and variability of our sales cycle, including the need to educate potential customers about the uses and benefits of our solutions, the discretionary nature of purchasing and budget cycles, and the competitive nature of evaluation and purchasing approval processes. As a result, the length of our sales cycle, from identification of the opportunity to deal closure, may vary significantly from customer to customer, with sales to large enterprises typically taking longer to complete. Moreover, large customers often begin to deploy our solutions on a limited basis but nevertheless demand implementation services and negotiate pricing discounts, which increase our upfront investment in the sales effort with no guarantee that sales to these customers will justify our substantial upfront investment. If we fail to effectively manage these risks associated with sales cycles and sales to large customers, our business, financial condition and results of operations may be affected.
If we lose key members of our management team or are unable to attract and retain the executives and employees we need to support our operations and growth (especially skilled software engineers and developers), our business and future growth prospects may be harmed.
Our success depends in part on the continued services of Semantix’s founder Leonardo dos Santos Poça D’Água, as well as our other executive officers and key employees in the areas of research and development (particularly, skilled developers), and sales and marketing.
From time to time, there may be changes in our executive management and technical teams or other key employees resulting from the hiring or departure of these personnel. Our executive officers and other key employees are employed on an at-will basis, which means that these personnel could terminate their employment with us at any time. The loss of one or more of our executive officers, or the failure by our executive team to effectively work with our employees and lead our company, could harm our business.
In addition, to execute our growth plan, we must attract and retain highly qualified personnel. Competition for these personnel is intense, especially for engineers experienced in designing and developing cloud-based data solutions, experienced sales professionals and expert customer support personnel. We also are dependent on the continued service of our existing software engineers because of the sophistication of our proprietary data platform.
In the past, we have experienced, and we expect to continue to experience, difficulty in hiring and retaining employees with appropriate qualifications, particularly developers. Increased hiring by technology companies, in Latin America and the United States, and increasing worldwide competition for skilled technology professionals may lead to a shortage in the availability of skilled professionals in the locations where we operate and hire. Many of the companies with which we compete for experienced personnel have greater resources than we have. If we hire employees from competitors or other companies, their former employers may attempt to assert that these employees or we have breached their legal obligations, resulting in a diversion of our time and resources. In addition, prospective and existing employees often consider the value of the equity awards they receive in connection with their employment. If the perceived value of our equity awards declines, experiences significant volatility or increases such that prospective employees believe there is limited upside to the value of our equity awards, or if our existing employees receive significant proceeds from liquidating their previously vested equity awards, it may adversely affect our ability to recruit and retain key employees. Furthermore, we do not offer equity awards to many of our employees, which could disadvantage our recruitment efforts.
Increases in wages, equity compensation and other compensation expenses could prevent us from sustaining our competitive advantage and increase our costs.

PART I	18	FORM 20-F

«Table of Contents

Wages for technology professionals in emerging countries where we have significant operations are lower than comparable wages in more developed countries. However, wages in the technology industry in these countries may increase at a faster rate than in the past, which may make us less competitive unless we are able to increase the efficiency and productivity of our employees. If we increase operations and hiring in more developed economies, our compensation expenses will increase because of the higher wages demanded by technology professionals in those markets. In all countries in which we operate, wage inflation, whether driven by competition for talent or ordinary course pay increases, may also increase our cost of providing services and reduce our profitability if we are not able to pass those costs on to our clients or charge premium prices when justified by market demand.
We are exposed to fluctuations in currency exchange rates, which could negatively affect our results of operations and our ability to invest and hold our cash.
While our functional currency is the Brazilian real, most of our costs and a relevant portion of our sales related to our third-party software business area are denominated in, or linked to, U.S. dollars. As part of our core business, we purchase third-party software licenses from suppliers located outside of Brazil, which are denominated and payable in U.S. dollars, for resale to customers located in Brazil and elsewhere. Although the prices we charge our customers for these software licenses in Brazil are denominated in reais, such prices are necessarily linked to the U.S. dollar in an effort to pass through foreign exchange impacts and, therefore, pricing for these contracts with our customers requires certain assumptions, judgments and estimates from us regarding future foreign exchange behavior, which may not be accurate. Various events and circumstances, including political and macroeconomic events beyond our control or impossible or difficult to foresee, could have a significant impact on the foreign exchange environment, as evidenced by the dramatic volatility of the Brazilian real against the U.S. dollar in recent years (for additional information, see “Item 5. Operating and Financial Review and Prospects—Significant Factors Affecting our Results of Operations—Brazilian Macroeconomic Environment—Currency Fluctuations”). Accordingly, while we aim to purchase third-party software licenses only when we have a firm commitment from a customer, we are nevertheless exposed to foreign exchange volatility to the extent we are unable to fully pass through U.S. dollar amounts to our customers in the form of their reais-denominated contracts. In addition, we typically have up to 90 days to pay our suppliers from the time we sign a contract to purchase a software license until the due date for payment to our suppliers, which we consider in our cash flow planning. Accordingly, if there is significant unanticipated foreign exchange movement during the period from when we execute our contracts with suppliers (and set pricing with our customers) to the time we pay our suppliers, we could be forced to pay more for such software licenses in reais-terms without the ability to pass through such amounts to our customers. In addition, while we typically have contractual flexibility to anticipate payment to our suppliers prior to the contractual due date, we may not have the necessary cash on hand to respond quickly to material foreign exchange movements even if it is advantageous from a foreign exchange perspective to do so. We do not currently enter into derivative transactions of any type to hedge our exposure originated by the resale of third-party software licenses. The software licenses we purchase and resell for our customers in Colombia and Mexico are purchased and resold in U.S. dollars, not in local currency.
Moreover, we have operations internationally that are denominated in foreign currencies, thus exposing us to foreign exchange risk primarily related to fluctuations between our functional currency, the Brazilian real, on the one hand, and the U.S. dollar, the Colombian peso and the Mexican peso, on the other hand. As our international operations expand, our exposure to the effects of fluctuations in currency exchange rates may grow.
Furthermore, the depreciation of the Brazilian real (or, in the case of our Mexican and Colombian operations, the peso of each country) against relevant foreign currencies may lead to a decrease in our revenues from our third-party software business given that our customers may decide to reduce their spending indexed or linked to foreign currencies in this scenario. On the other hand, the depreciation of the Brazilian real (or, in the case of our Mexican and Colombian operations, the peso of each country) against relevant foreign currencies may lead to an increase in domestic revenues from our proprietary SaaS business, since these proprietary solutions offer an alternative that is not directly impacted by the foreign exchange environment.
Currently, we do not hedge our foreign exchange exposure relating to our operations in Colombia, Mexico and the United States. As a result, our financial statements may present gains or losses due to translation effects relating to the financial statements of our subsidiaries, particularly as these operations become more relevant.

PART I	19	FORM 20-F

«Table of Contents

In addition, we have U.S. dollar-denominated and Euro-denominated loans. To mitigate our exchange rate exposure in relation to these loans, we have entered into derivative financial transactions with financial institutions to hedge against the fluctuation of the Euro/real and U.S. dollar/real exchange rates and link our principal and interest to a fixed rate or the Brazilian interbank deposit certificate (Certificado de Depósito Interbancário, or “CDI rate”). However, the use of such hedging activities may not offset any or more than a portion of the adverse financial effects of unfavorable movements in foreign exchange rates over the limited time the hedges are in place. Moreover, the use of hedging instruments may introduce additional risks if we are unable to structure effective hedges with such instruments.
Our payment obligations under our indebtedness may limit the funds available to us and may restrict our flexibility in operating our business.
We have increasing fixed financial costs in connection with our indebtedness and have incurred an increasing amount of debt in recent years to support our operations and development. As of December 31, 2022, we had total outstanding loans and borrowings in an aggregate principal amount of R$ 78.7 million and R$ 338.0 million in cash and cash equivalents.
We may be required to use a portion of our cash flows from operations to pay interest and principal on our indebtedness. Such payments will reduce the funds available to us for working capital, capital expenditures, and other corporate purposes and limit our ability to obtain additional financing (or to obtain such financing on acceptable terms) for working capital, capital expenditures, expansion plans, and other investments, which may in turn limit our ability to implement our business strategy, heighten our vulnerability to downturns in our business, the industry, or in the general economy, limit our flexibility in planning for, or reacting to, changes in our business and the industry, and prevent us from taking advantage of business opportunities as they arise. A high level of leverage may also have significant negative effects on our future operations by increasing the possibility of an event of default under the financial and operating covenants contained in our debt instruments.
In addition, we are exposed to interest rate risk related to some of our indebtedness. For additional information on our indebtedness, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Indebtedness.”
If we are unable to generate sufficient cash flow from operations to service our debt, we may be required to refinance all or a portion of our existing debt or obtain additional financing. We cannot assure you that any such refinancing would be possible or that any additional financing could be obtained. Our inability to obtain such refinancing or financing may have a material adverse effect on our business, financial condition, ratings and results of operations.
Certain of our loan agreements contain restrictive covenants and events of default that impose significant operating and financial restrictions on us, and we have in the recent past not been in compliance with certain financial covenants included in our loan agreements.
Under certain of our loan agreements, we are subject to restrictive and affirmative covenants, including restrictions on our change of control, the change of our ownership structure and corporate reorganization, limitations on certain consolidations, mergers, and sales of assets, and restrictions on the payment of dividends. In addition, certain of our loan agreements include financial covenants. These financial covenants comprise (i) a current assets/current liabilities ratio (current ratio), as calculated on an annual basis which may not be less than 1.2, (ii) a net debt/EBITDA ratio, as calculated on an annual basis, which could not exceed 3.5 on December 31, 2021 and 3.0 as of December 31 of each year thereafter, and (iii) a debt/EBITDA ratio, as calculated on an annual basis, which could not exceed 3.5 on December 31, 2021.
While we were in compliance with the financial covenants contained in our loan agreements as of December 31, 2022 based on our financial statements as of and for the year ended December 31, 2022, we were not in compliance the prior year, as of and for the year ended December 31, 2021. As a result, we received waivers from the relevant lenders pursuant to which they waived and agreed not to enforce any of their rights with respect to our compliance with the applicable financial covenants as of December 31, 2021.

PART I	20	FORM 20-F

«Table of Contents

The following agreements to which we are a party contain financial covenants:
•loan agreement entered into with Itaú Unibanco S.A. – Nassau Branch on June 18, 2021, in the amount of EUR3.3 million, with interest accruing at a rate per annum equal to 12.28% and maturing on May 28, 2025;
•loan agreement entered into with Itaú Unibanco S.A. on June 23, 2021, in the amount of R$0.6 million, with interest accruing at a rate per annum equal to 12.15% and maturing on May 20, 2025; and
•loan agreement entered into with Banco Santander (Brasil) S.A. on January 14, 2022, in the amount of R$30.0 million, with interest accruing at a rate per annum equal to CDI plus 5.98% and maturing on December 30, 2024.
As of December 31, 2022, the aggregate outstanding amount under our loan agreements that include financial covenants was R$37.5 million. We measure compliance with our financial covenants on an annual basis considering our performance and financial position as of December 31 of each year. There is no assurance that we will be able to adhere to our covenants based on our results of operations and financial position as of and for the year ended December 31, 2023, or in any subsequent period, particularly considering our past fragilities. If we fail to comply with the covenants under any of our indebtedness in the future or otherwise receive waivers, we may be in default under the documents governing such indebtedness, which may entitle the lenders thereunder to accelerate their debt obligations. A default under any of our indebtedness could result in cross-defaults under our other indebtedness, which in turn could result in the acceleration of our other indebtedness that would have an adverse effect on our cash flows and liquidity. For a description of certain terms of our material financings, including our financial covenants, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources——Indebtedness—Restrictive and Financial Covenants.”
In the future, in order to avoid defaulting on our indebtedness, we may be required to take actions such as reducing or delaying capital expenditures, reducing or eliminating dividends or share repurchases, selling assets, restructuring or refinancing all or part of our existing debt, or seeking additional equity capital, any of which may not be available on terms that are favorable to us or to our shareholders, if at all. Complying with the covenants in our many financing agreements may cause us to take actions that make it more difficult to execute our business strategy successfully and we may face competition from companies not subject to such restrictions. For more information, see “—Our payment obligations under our indebtedness may limit the funds available to us and may restrict our flexibility in operating our business.”
The consummation of the Business Combination exposed us to the risk of acceleration or termination of certain of our loan and operating agreements absent our counterparties’ consent or waiver, which could adversely affect us.
Semantix is a party to several loan and operating agreements, the terms of which provide for the acceleration of the underlying indebtedness or termination in the event of a change of control, a change in share ownership structure or corporate reorganization.
As a result of and in connection with the Business Combination, Semantix went through a corporate reorganization and its direct control and share ownership structure changed. Although our original controlling shareholders remain our current controlling shareholders (for additional information, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders”), the type of share transfers carried out in connection with the Business Combination required waivers under certain Brazilian law contracts.
Accordingly, we obtained relevant waivers from certain of our counterparties to address and anticipate Semantix’s change in share ownership structure as a result of the Business Combination. We received all of the relevant waivers from our lenders pursuant to which they agreed not to enforce their rights under the applicable loan agreements in relation to the share ownership changes that occurred as a result of the Business Combination.

PART I	21	FORM 20-F

«Table of Contents

We did not, however, obtain certain waivers and consents from certain of our customers under contracts that are governed by Brazilian law in connection with the Business Combination, despite the changes in Semantix’s share ownership that occurred in connection with the Business Combination. Absent receipt of a waiver, certain of our customers could endeavor to early terminate these contracts. The majority of these agreements with our customers may be terminated without cause with only 30, 60 or 90-day prior notice, thus making early termination of our customer contracts an inherent and constant core business risk that exists irrespective of any share transfers. Nevertheless, a potential event of default under certain of these agreements, including as a result of changes of Semantix share ownership, may result in their immediate termination and the payment of fines. We estimate that the total penalties that could be payable by us arising from the termination of customer contracts triggered as a result of the Business Combination and for which we did not receive waivers is approximately R$0.2 million In addition, we cannot guarantee that we will be able to replace any lost revenues with new customers or services in the event we lose any contracts as a result of the Business Combination, which could have an adverse effect on us and negatively influence our results of operations.
If we fail to comply with any covenants under any of our loan agreements, we may be in default under the documents governing such indebtedness, which may entitle the lenders thereunder to accelerate the debt obligations. A default under any of our indebtedness could result in cross-defaults under our other indebtedness, which in turn could result in the acceleration of our other indebtedness, which in turn may have an adverse effect on our cash flows and liquidity.
There are risks for which our insurance policies may not adequately cover or for which we have no insurance coverage. Insufficient insurance coverage or the materialization of such uninsured risks could adversely affect us.
Our insurance policies may not adequately cover all risks to which we are exposed, and we are subject to risks for which we are uninsured, such as war and acts of God, including hurricanes and other force majeure events. In addition, we cannot guarantee that we will be able to maintain our insurance policies in the future or that we will be able to renew them at reasonable prices or on acceptable terms, which may adversely affect our business. The occurrence of a significant loss that is not insured or compensable, or that is only partially insured or compensable, may require us to commit significant cash resources to cover such losses, which may adversely affect us.
We agree to indemnify customers and other third parties, which exposes us to substantial potential liability.
Our contracts with customers, investors, and other third parties may include indemnification provisions under which we agree to defend and indemnify them against claims and losses arising from alleged infringement, misappropriation, or other violation of intellectual property rights, data protection violations, breaches of representations and warranties, damage to property or persons, or other liabilities arising from our data solutions or services or such contracts. Although we attempt to limit our indemnity obligations, we may not be successful in doing so, and an event triggering our indemnity obligations could give rise to multiple claims involving multiple customers or other third parties. There is no assurance that our applicable insurance coverage, if any, would cover, in whole or in part, any such indemnity obligations. We may be liable for up to the full amount of the indemnified claims, which could result in substantial liability or material disruption to our business or could negatively impact our relationships with customers or other third parties, reduce demand for our data solutions and services, and adversely affect our business, financial condition and results of operations.
Seasonality may cause fluctuations in our results of operations.
Historically, we have received a higher volume of orders from new and existing customers during the second half of the year and, in particular, in the fourth fiscal quarter of each year. We believe that this results from the procurement, budgeting, and deployment cycles of many of our customers, particularly our large enterprise customers. We expect this seasonality to become more pronounced as we continue to target large enterprise customers. This seasonality is particularly relevant for our third-party software business, as we recognize the full amount of revenue from our third-party contracts at the point in time when we transfer possession of the license to our customer (which occurs upon our receipt of the invoice from the supplier from which we purchase the underlying license) and not over time over the course of the contract, as is the case for our proprietary SaaS business line. As a result of the high degree of seasonality in our business, our results for the first six months of any year may not be reflective of our full-year results.

PART I	22	FORM 20-F

«Table of Contents

Unfavorable conditions in our industry or the global economy could limit our ability to grow our business and negatively affect our results of operations.
Our results of operations may vary based on the impact of changes in our industry or the global economy on us or our customers and potential customers. Negative conditions in the general economy both in Brazil and abroad, including conditions resulting from changes in gross domestic product growth, financial and credit market fluctuations, international trade relations, pandemic (such as the COVID-19 pandemic), political turmoil, natural catastrophes, warfare, and terrorist attacks, could cause a decrease in business investments, including spending on data solutions, and negatively affect the growth of our business. Competitors, many of whom are larger and have greater financial resources than we do, may respond to challenging market conditions by lowering prices in an attempt to attract our customers, or may continue to innovate and invest despite external challenges in ways we are unable to due to constrained financial resources. We cannot predict the timing, strength or duration of any economic slowdown, instability or recovery, generally or within any particular industry.
The risks arising with respect to the historic business and operations of companies we acquire may be different than we anticipate and our strategic partnerships could be challenged, which could significantly increase the costs and decrease the benefits of the acquisition and materially and adversely affect our operations going forward.
Although we performed significant financial, legal, technological and business due diligence with respect to LinkAPI, Tradimus, Zetta, Elemeno and ATSaúde, we may not have appreciated, understood or fully anticipated the extent of the risks associated with their business and the acquisitions and integrations. We may discover previously unidentified contingencies of LinkAPI, Tradimus, Zetta, Elemeno or ATSaúde for which we may be liable, in our capacity as successor. These contingencies may be of a labor, social security, regulatory, civil and tax nature, among others, or refer to consumer and environmental rights. Pursuant to the agreements entered into in connection with these acquisitions, we have agreed that we will be indemnified for certain matters in order to mitigate the consequences of any breaches of certain surviving covenants and the risks associated with past operations of LinkAPI, Tradimus, Zetta, Elemeno and ATSaúde and a portion of the purchase prices shall be withheld from the sellers to cover such indemnity claims for a period of time. Although we have the benefit of the indemnification provisions of these agreements, subject to a cap under certain circumstances as described therein, our exercise of due diligence and risk mitigation strategies may not anticipate or mitigate the full risks of the acquisitions and the associated costs, including costs and expenses associated with previously unidentified contingencies. We may not be able to contain or control the costs associated with unanticipated risks or liabilities, which could materially and adversely affect our business, liquidity, capital resources or results of operations.
In addition, we have entered into a shareholders’ agreement with Excella Gestão de Saúde Populacional Ltda. (“Excella”) to govern our relationship as shareholders of Tradimus following Excella’s December 2020 investment in the company. Pursuant to this shareholders’ agreement, we are deemed to control Tradimus as of the date of this annual report by virtue of the following rights and powers vested in us pursuant to this agreement despite holding an equity interest equal to Excella’s stake:
•Tradimus is managed by a board of directors and an executive board. The board of directors consists of two directors appointed by us and two directors appointed by Excella, with the chairman of the board of directors being appointed by us. Each member of the executive board is responsible for exercising the functions required of them within their area of activity;
•our appointed member has the casting vote in any deadlock on the approval of any resolution by the board of directors until Tradimus is not considered a joint operation by the auditors of both us and Excella; and
•the directors appointed by us have the right to appoint the chief executive officer.

PART I	23	FORM 20-F

«Table of Contents

Based on the above, since our investment in 2020 and through the date of this annual report, we concluded that we have power over Tradimus and have the ability to direct the relevant activities and operations of Tradimus through the individuals that we appoint to the board of directors and the chief executive officer of Tradimus appointed by us. From May 26, 2023, any deadlocks at the shareholders’ meeting or board of directors’ meeting will be subject to a mandatory mediation procedure, as opposed to being resolved by the casting vote of our appointed member. Accordingly, we will be required to update our analysis at that time (in accordance with IFRS 10—Consolidated financial statements) to determine whether continued consolidation is appropriate and, if not, whether our interest in Tradimus meets the definition of a joint operation or a joint venture (determination made in accordance with IFRS 11—Joint arrangements). As a result of being considered a joint operation or a joint venture, we would no longer be deemed to control Tradimus and, accordingly, Tradimus would no longer be fully consolidated in our financial statements. Moreover, if Excella challenges our control rights pursuant to the shareholders’ agreement, or such provisions vesting us with control are otherwise considered illegal or invalid, we may be unable to fully consolidate Tradimus’ results of operations even prior to May 26, 2023. Our inability to fully consolidate Tradimus in our financial statements would adversely affect our results of operations and financial position. For additional information regarding the material terms of this shareholders’ agreement, please refer to “Item 4. Information on the Company—B. Business Overview—Tradimus Healthcare Solutions.”
The extent to which the COVID-19 pandemic and measures taken in response thereto impact our business, financial condition, results of operations and prospects will depend on future developments, which are highly uncertain and are difficult to predict.
The global impact of the COVID-19 outbreak and measures taken to reduce the spread of the virus have had an adverse effect on the global macroeconomic environment, and have significantly increased economic uncertainty and reduced economic activity. Governmental authorities around the world, including in Brazil, have taken measures to try to contain the spread of COVID-19, including by implementing travel bans and restrictions, quarantines, shelter-in-place or total lock-down orders and business limitations and shutdowns.
Currently, many restrictions have been lifted or relaxed as a result of the implementation of vaccination programs. However, despite advances in the containment of COVID-19 in 2021 and 2022, the COVID-19 pandemic remains a dynamic and continuously evolving situation with unknown short and long-term consequences that could reverse any recent improvements. For example, the spread of new strains and variants of COVID-19 could cause restrictions to be reinstated, again disrupting supply chains and economic activity at a regional or global level. Future outbreaks of COVID-19 may also require us to implement or reinstate measures to manage the risks posed by such outbreaks if and when required by government authorities, or as we determine are in the best interests of our employees, customers and business partners, which could adversely affect our business and operations. There is no certainty that such measures will be sufficient to mitigate the risks posed by COVID-19.
We experienced, and may continue to experience, a modest adverse impact on certain parts of our business as a result of the COVID-19 pandemic, including (i) delayed progress in the development of proprietary solutions due to stalled research and development efforts and (ii) the slower than anticipated international expansion of our business, particularly in the United States, where we commenced operations in early 2020.
We took numerous actions to protect our employees and our business following the spread of COVID-19 (such as implementing a “work from home” model and adopting other measures to manage the risks posed by COVID-19, including restricting employee travel, developing social distancing plans for our employees and canceling physical participation in, and sponsorship of, events, conferences and seminars). In addition, our management team has spent, and may continue to spend, significant time, attention, and resources monitoring the COVID-19 pandemic and associated global economic uncertainty and seeking to manage its effects on our business and workforce.

PART I	24	FORM 20-F

«Table of Contents

As of this time, the COVID-19 pandemic did not severely impact the industry verticals to which we sell a significant portion of our data solutions and services (financial services, telecom, healthcare, industrials, agribusiness and retail). In fact, our most significant customers, which are large enterprises that have been resilient in light of the effects of the COVID-19 pandemic, have in certain circumstances accelerated their demand for the implementation of digital transformation solutions over the next few years. As a result, the extent to which the COVID-19 pandemic impacts our business, financial condition, results of operations and prospects in the longer term will depend on future developments, which are highly uncertain and are difficult to predict, including, but not limited to, the duration, spread and severity of the outbreak, the actions taken to contain COVID-19 or treat its impact, how quickly and to what extent normal economic and operating conditions broadly resume, and the extent of the impact of these and other factors on our employees, suppliers, partners and customers. In addition, while the restrictions imposed by the COVID-19 pandemic have prompted a shift to digital solutions and services that benefited our business since 2020, there can be no assurance that this shift will continue and that we will continue to benefit from our customer’s increased spending on digital transformation efforts in response to the COVID-19 pandemic. Accordingly, once the COVID-19 pandemic is sufficiently controlled, we may experience decreases or decreased growth rates in sales of our data solutions and services to customers, as our prospective and existing customers may be less dependent on digital solutions, which would negatively affect our business, financial condition and operating results.
In addition, while our main customers have not been materially impacted by the COVID-19 pandemic, as the effects of the COVID-19 pandemic persist, certain of our customers or partners may experience future downturns or uncertainty in their own business operations or results resulting from the spread of COVID-19, which may decrease or delay their spending, or lead to requests for pricing discounts or renegotiations of their contracts, any of which may result in decreased revenue and cash receipts for us. In addition, we may experience customer losses, including due to bankruptcy or our customers ceasing operations, which may result in an inability to collect accounts receivable from these customers. Competitors may also respond to market conditions by lowering prices and attempting to lure away our customers. We cannot predict the timing, strength, or duration of any economic slowdown, instability, or recovery, generally or within any particular industry.
The COVID-19 pandemic and related restrictions could disrupt or delay the ability of employees to work because they become sick or are required to care for those who become sick, or for dependents for whom external care is not available. It could cause delays or disruptions in services provided by key suppliers and vendors, make us and our service providers more vulnerable to security breaches, denial of service attacks or other hacking or phishing attacks, or have other unpredictable effects.
Our operations may be adversely affected by a failure to renew our leases on commercially acceptable terms, or at all, and to timely obtain or renew any licenses required to operate our occupied properties.
All of our offices and our data laboratory are located in leased properties. The leases are subject to renewal, and we may not be able to renew them on terms that we deem acceptable, or at all. If we do not renew our leases, we may not be able to locate suitable replacement properties for our offices, or may be delayed in finding a new location, which could lead to an interruption in our operations and potentially adversely affect us. In addition, any inability to renew our leases at terms that we deem acceptable, or at all, may have an adverse impact on us, including the interruption of our operations.
The operation of the properties we occupy or may come to occupy are subject to certain license and certification requirements under applicable law, including operation and use licenses (alvará de licença de uso e funcionamento) from the municipalities in which we operate and certificates of inspection from applicable local fire departments. Our operations may be adversely affected by a failure to timely obtain or renew any licenses required to operate our occupied properties. Although we have obtained licenses for all of our occupied properties, we cannot assure you that we will be able to renew such licenses in a timely manner. In addition, we cannot assure you that we will obtain such licenses in a timely manner for the opening of new properties.
If we are unable to renew or obtain such licenses, we may be subject to certain penalties, which include the imposition of fines and/or the suspension or termination of our operations at the respective property. The imposition of such penalties, or, in extreme scenarios, the sealing off of the premises by relevant public authorities pending compliance with all the requirements demanded by the municipalities and fire departments, may adversely affect our operations and our ability to generate revenues at the relevant location.

PART I	25	FORM 20-F

«Table of Contents

Risks Related to Our Growth Strategy
Our growth strategy is significantly dependent on the accelerated expansion of our proprietary SaaS business, which, in turn, relies to a great extent on receptiveness to, and adoption of, our proprietary data platform that was recently developed by us and, therefore, has a limited operating track record.
Our historical operations consisted primarily of the resale of third-party software licenses. However, since 2019, we have derived an increasing portion of our revenues from our proprietary SaaS business, which consists of revenue from fees charged to our customers for our proprietary data platform software, and we expect the expansion of our proprietary SaaS business to be the main driver of growth going forward. For the years ended December 31, 2022, 2021 and 2020, our proprietary SaaS business accounted for 21.0%, 18.8% and 4.7% of our revenues, respectively.
While we have been offering data solutions in Brazil since 2010, the development of our proprietary data platform in its current form is relatively recent and still evolving. The recent growth of this business area may not be reflective of future growth and could slow, decline or never reach its full potential for a number of reasons, including less than expected demand for our proprietary data platform, an unwillingness of our current third-party customers to migrate to our propriety platform, increased competition, changes to technology, a decrease in the growth of our overall market, or our failure to identify and capitalize on opportunities to grow or otherwise. We have confronted, and will continue to confront, risks and uncertainties frequently experienced by growing companies in rapidly changing industries, such as the risks and uncertainties described herein. If our assumptions regarding these risks and uncertainties and the future revenue growth potential of our proprietary SaaS business are incorrect or change, or if we do not address these risks successfully, we may fail to realize our growth strategy, resulting in future operating and financial results materially different from our expectations. For example, we do not expect to reach our targets for proprietary SaaS revenues in 2023, due to, among other factors, unanticipated macroeconomic challenges coupled with the need to adjust our proprietary SaaS portfolio to accommodate evolving customer needs, resulting in the discontinuation of certain proprietary SaaS products. As we continue to focus growth efforts on the expansion of our proprietary SaaS business area, we may also continue to confront challenges that require adjustments and recalibrations to our growth strategy, which could cause our proprietary SaaS business area to underperform against expectations.
We believe our future success, growth and profitability depend significantly on the expansion of our proprietary SaaS business, and our growth estimates rely to a significant degree on our achievement of exponential growth of our proprietary SaaS business. Accordingly, if we are unable to achieve this objective, whether due to competitive difficulties, cost factors, an inability to attract clients or any other reason, our capacity to fully execute our business strategy may be limited, and our operating and financial results could differ materially from our expectations and projections, causing our business to suffer.
Our current operations are international in scope, and we plan further geographic expansion, creating a variety of operational challenges.
A component of our growth strategy involves the expansion of our operations and customer base internationally. Revenues generated from our operations outside Brazil represented 9.6%, 12.0% and 21.5% of our revenues for the years ended December 31, 2022, 2021 and 2020, respectively. We are continuing to adapt to and develop strategies to address international markets, but there is no guarantee that such efforts will have the desired effect. For example, we anticipate that we will need to establish relationships with new partners in order to expand into certain countries, and if we fail to identify, establish and maintain such relationships, we may be unable to execute on our expansion plans. We expect that our international activities will continue to grow for the foreseeable future as we continue to pursue opportunities in existing and new international markets, which will require significant dedication of management attention and financial resources.
Our current and future international business and operations involve a variety of risks, including:
•slower than anticipated public cloud adoption by international businesses;
•changes in a specific country’s or region’s political, economic, or legal and regulatory environment, including the effects of pandemics, tariffs, trade wars or long-term environmental risks;
•the need to adapt and localize our solutions for specific countries;

PART I	26	FORM 20-F

«Table of Contents

•greater difficulty collecting accounts receivable and longer payment cycles;
•unexpected changes in trade relations, regulations or laws;
•new, evolving, and more stringent regulations relating to privacy and data security and the unauthorized use of, or access to, commercial and personal information, particularly in Europe;
•challenges inherent in efficiently managing, and the increased costs associated with, an increased number of employees over large geographic distances, including the need to implement appropriate systems, policies, benefits and compliance programs that are specific to each jurisdiction;
•difficulties in managing a business in new markets with diverse cultures, languages, customs, legal systems, alternative dispute systems and regulatory systems;
•increased travel, real estate, infrastructure, and legal compliance costs associated with international operations;
•currency exchange rate fluctuations and the resulting effect on our revenue and expenses, and the cost and risk of entering into hedging transactions if we choose to do so in the future;
•limitations on, or charges or taxes associated with, our ability to reinvest earnings from operations in one country to fund the capital needs of our operations in other countries;
•laws and business practices favoring local competitors or general market preferences for local vendors;
•limited or insufficient intellectual property protection or difficulties obtaining, maintaining, protecting or enforcing our intellectual property rights, including our trademarks and patents;
•political instability or terrorist activities;
•COVID-19 or any other pandemics or epidemics that could result in decreased economic activity in certain markets, additional costs associated with travel, return to work or other restrictions that are specific to certain markets, decreased use of our data solutions and services, or in our decreased ability to import, export or sell our data solutions and services to existing or new customers in international markets;
•exposure to liabilities under anti-corruption and anti-money laundering laws, including the U.S. Foreign Corrupt Practices Act of 1977, as amended, U.S. bribery laws, the U.K. Bribery Act, and similar laws and regulations in other jurisdictions;
•burdens of complying with laws and regulations related to labor and taxation; and
•regulations, adverse tax burdens, and foreign exchange controls that could make it difficult or costly to repatriate earnings and cash.
We expect to invest substantial time and resources to further expand our international operations and, if we are unable to do so successfully and in a timely manner, our business and results of operations will be adversely affected.
If we fail to maintain or grow our brand recognition, our ability to expand our customer base will be impaired and our financial condition may suffer.
We believe that maintaining and growing the Semantix brand is important to supporting continued acceptance of our existing and future data solutions and services, attracting new customers to our proprietary data platform, and retaining existing customers, particularly as our growth strategy depends on our self-developed proprietary data platform, as we aim to reduce our dependence on third-party software.
We also believe that the importance of brand recognition will increase as competition in our market increases. Successfully maintaining our brand will depend largely on the effectiveness of our marketing efforts, our ability to provide a reliable and useful platform to meet the needs of our customers at competitive prices, our ability to maintain our customers’ trust, our ability to continue to develop new functionalities and solutions, and our ability to successfully differentiate our proprietary data platform from competitive data solutions and services.

PART I	27	FORM 20-F

«Table of Contents

Additionally, our business partners’ performance may affect our brand and reputation if customers do not have a positive experience. Our efforts to build and maintain our brand have involved and will continue to involve significant expense. Brand promotion activities may not generate customer awareness or yield increased revenue. Even if they do, any increased revenue may not offset the expenses we incurred in building our brand. We strive to establish and maintain our brand in part by obtaining trademark rights. However, if our trademarks are not adequately protected, we may not be able to build name recognition in our markets of interest and our competitive position may be harmed. If we fail to successfully promote, protect and maintain our brand, we may fail to attract enough new customers or retain our existing customers to realize a sufficient return on our brand- building efforts, and our business could suffer.
Acquisitions, strategic investments, partnerships or alliances could be difficult to identify, pose integration challenges, divert the attention of management, disrupt our business, dilute shareholder value and adversely affect our business, financial condition and results of operations.
We have in the past and may in the future seek to acquire or invest in businesses, joint ventures, and platform technologies that we believe could complement or expand our data solutions and services, enhance our technology, or otherwise offer growth opportunities. Any such acquisitions or investments may divert the attention of management and cause us to incur various expenses in identifying, investigating, and pursuing suitable opportunities, whether or not the transactions are completed, and may result in unforeseen operating difficulties and expenditures. In particular, we may encounter difficulties assimilating or integrating the businesses, technologies, products, personnel or operations of any acquired companies, particularly if the key personnel of an acquired company choose not to work for us, their software is not easily adapted to work with our proprietary data platform or we have difficulty retaining the customers of any acquired business due to changes in ownership, management or otherwise. Any such transactions that we are able to complete may not result in the synergies or other benefits we expect to achieve, which could result in substantial impairment charges. These transactions could also result in dilutive issuances of equity securities or the incurrence of debt, which could adversely affect our results of operations.
If we are unable to maintain our corporate culture as we grow, we could lose the innovation, teamwork, passion and focus on execution that we believe contribute to our success, and our business may be harmed.
We believe a critical component to our success has been our corporate culture. We have invested substantial time and resources in building our team. As we grow and develop our infrastructure as a public company, our operations may become increasingly complex. We may find it difficult to maintain these important aspects of our corporate culture. Any failure to preserve our culture could negatively affect our future success, including our ability to retain and recruit personnel, and to effectively focus on and pursue our corporate objectives.
The estimates of market opportunity and forecasts of market growth included in this annual report may prove to be inaccurate. Even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all.
This annual report contains market and industry data, estimates and statistics obtained from third-party sources. While we believe such information to be reliable in general, we have not independently verified the accuracy or completeness of any such third-party information. Such information may not have been prepared on a comparable basis or may not be consistent with other sources. Similarly, this annual report contains information based on or derived from internal company surveys, studies and research that have not been independently verified by third-party sources. Industry data, projections and estimates are subject to inherent uncertainty as they necessarily require certain assumptions and judgments.

PART I	28	FORM 20-F

«Table of Contents

In addition, the market for data solutions is relatively new and will experience changes over time. Data market estimates and growth forecasts, including for our proprietary SaaS business, are uncertain and based on assumptions and estimates that may be inaccurate. Our addressable market depends on a number of factors, including changes in the competitive landscape, technological changes, data security or privacy concerns, customer budgetary constraints, changes in business practices, changes in the regulatory environment, and changes in economic conditions. Moreover, geographic markets and the industries we operate in are not rigidly defined or subject to standard definitions. Accordingly, our use of the terms referring to our geographic markets and industries may be subject to interpretation, and the resulting industry data, projections and estimates may not be reliable. Our estimates and forecasts relating to the size and expected growth of our market may prove to be inaccurate and our ability to produce accurate estimates and forecasts may in the future be impacted by the economic uncertainty associated with the COVID-19 pandemic, as well as with other macroeconomic factors to which we are subject (see “—Risks Related to Our Operations in Latin America” below). Even if the market in which we compete meets the size estimates and growth rates we forecast, our business could fail to grow at similar rates, if at all. For these reasons, you should not place undue reliance on such information.
Failure to effectively develop and expand our sales and marketing capabilities could harm our ability to increase our customer base and achieve broader market acceptance of our data solutions and proprietary data platform.
We must expand our sales and marketing organization to increase our sales to new and existing customers. We plan to continue expanding our direct and indirect sales force, both domestically and internationally. It may require significant time and resources to effectively onboard new sales and marketing personnel. Once a new customer begins using our data solutions and services, our sales team will need to continue to focus on expanding consumption with that customer. All of these efforts will require us to invest significant financial and other resources, including in industries and sales channels in which we have limited experience to date. Our business and results of operations will be harmed if our sales and marketing efforts generate increases in revenue that are smaller than anticipated. We may not achieve anticipated revenue growth from expanding our sales force if we are unable to hire, develop, integrate and retain talented and effective sales personnel, if our new and existing sales personnel are unable to achieve desired productivity levels in a reasonable period of time, or if our sales and marketing programs are not effective.
We may require additional capital to support the growth of our business, and this capital might not be available on acceptable terms, if at all.
We have funded our operations since inception primarily through equity financings, loans and borrowings from financial institutions and our operations. We cannot be certain when or if our operations will generate sufficient cash to fully fund our ongoing operations or the growth of our business. We intend to continue to make investments to support our business, which may require us to engage in equity or debt financings to secure additional funds. Additional financing may not be available on terms favorable to us, if at all. If adequate funds are not available on acceptable terms, we may be unable to invest in future growth opportunities, which could harm our business, operating results and financial conditions. If we incur new debt, the debt holders would have rights senior to holders of common stock to make claims on our assets, and the terms of any debt could restrict our operations, including our ability to pay dividends on our common stock.

PART I	29	FORM 20-F

«Table of Contents

Following the Business Combination, we have 18,499,984 Warrants outstanding, each Warrant being exercisable for one Ordinary Share at an exercise price of $11.50. Whether warrantholders will exercise their Warrants, and therefore the amount of cash proceeds we would receive upon exercise, is dependent upon the trading price of the Ordinary Shares, the last reported sales price for which was $4.39 per share on March 31, 2023. Therefore, if and when the trading price of the Ordinary Shares is less than $11.50, we expect that warrantholders would not exercise their Warrants. We could receive up to an aggregate of approximately $212,750,000 if all of the Warrants are exercised for cash, but we would only receive such proceeds if and when the warrantholders exercise the Warrants which, based on the current trading price of our Ordinary Shares, is unlikely unless there is a relevant increase in trading price. The Warrants may not be or remain in the money during the period they are exercisable and prior to their expiration and, therefore, it is possible that the Warrants may not be exercised prior to their expiration on August 3, 2027, even if they are in the money, and as such, may expire worthless with minimal proceeds received by us, if any, from the exercise of Warrants. To the extent that any of the Warrants are exercised on a “cashless basis,” we will not receive any proceeds upon such exercise. As a result, we do not expect to rely on the cash exercise of Warrants to fund our operations. Instead, we intend to rely on other sources of cash discussed elsewhere in this annual report to continue to fund our operations. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Indebtedness.” If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, or substantially reduce the development of our proprietary SaaS solutions and go-to-market efforts.
Furthermore, if we issue additional equity securities, shareholders will experience dilution, and the new equity securities could have rights senior to those of our Ordinary Shares. Because the decision to issue securities in the future will depend on numerous considerations, including factors beyond our control, we cannot predict or estimate the amount, timing or nature of any future issuances of debt or equity securities. As a result, our shareholders bear the risk of future issuances of debt or equity securities reducing the value of our Ordinary Shares and diluting their interests.
If we are unable to obtain sufficient funding on a timely basis and on acceptable terms and continue as a going concern, we may be required to significantly curtail, delay, or discontinue our operations.
If we are unable to obtain sufficient funding on a timely basis and on acceptable terms and continue as a going concern, we may be required to significantly curtail, delay, or discontinue our operations. In general, we may be unable to expand our operations or otherwise capitalize on business opportunities, and defend against and prosecute litigation necessary to conduct our business as desired, which could materially affect our business, financial condition and results of operations. If we are ultimately unable to continue as a going concern, we may have to seek the protection of bankruptcy laws or liquidate our assets and may receive less than the value at which those assets are carried on our financial statements, and it is likely that our securityholders will lose all or a part of their investment.
We prepared certain projected financial and operating information in connection with the Business Combination, which relied in large part upon assumptions and analyses developed by us and third-party sources and were based on our ability to achieve, among other factors, certain growth milestones in accordance with our business plans. Certain of the estimates and assumptions on which our projected financial and operating information were based proved, and may again in the future prove, to be inaccurate in light of subsequent events and circumstances, which has caused, and may again in the future cause, our actual results to materially differ from our historical projections, and which may adversely affect our future profitability, cash flows and the market price of our Ordinary Shares.
We prepared projected financial and operating information in connection with the Business Combination (which was considered by the board of directors of Alpha in approving the Business Combination), reflecting certain estimates and beliefs regarding our future performance and ability to grow (the “Projections”). In particular, among other factors, the Projections assumed a pace of growth in relation to our proprietary SaaS business area that remains subject to a significant degree of uncertainty, various contingencies and other variables (for additional information and uncertainties related to the growth of our proprietary SaaS business area, see “—Our growth strategy is significantly dependent on the accelerated expansion of our proprietary SaaS business, which, in turn, relies to a great extent on receptiveness to, and adoption of, our proprietary data platform that was recently developed by us and, therefore, has a limited operating track record”). As a result of the difficulty in estimating revenue growth projections, among other factors, we updated our Projections prior to the Closing to, among other matters (i) reduce revenue projections (and adjust expectations regarding product mix), (ii) increase projected selling, general and administrative expenses and (iii) decrease EBITDA projections, all reflecting our evolving understanding of our growth prospects at the time the updated Projections were made.

PART I	30	FORM 20-F

«Table of Contents

Important factors may still affect actual results and cause expected results not to be achieved including, among other matters, risks and uncertainties relating to our business, industry performance, and general business and economic conditions as described in this “Risk Factors” section, such as the ongoing impacts of the COVID-19 pandemic, the conflict between Russia and Ukraine and other political and macroeconomic factors, especially considering Brazil’s new administration as of January 1, 2023. In addition, actual consumer demand for the data solutions and services we sell, particularly demand for our proprietary data platform, will strongly impact actual results in a way that could be materially different from our Projections, particularly as the Projections substantially relied on a significant shift in our product mix, from third-party software solutions to higher-margin proprietary data solutions, and there is no guarantee that such migration will actually occur (for additional information and uncertainties related thereto, see “—Risks Related to Our Growth Strategy—Our growth strategy is significantly dependent on the accelerated expansion of our proprietary SaaS business, which, in turn, relies to a great extent on receptiveness to, and adoption of, our proprietary data platform that was recently developed by us and, therefore, has a limited operating track record”). The Projections also reflected assumptions as to certain business decisions and strategy that are subject to change.
We believe that our preparation of updated Projections prior to the Closing and our management’s inability to rely on the original Projections as an accurate reflection of our future performance also highlights the inherent limitations of our ability to accurately forecast our future performance due to the significant uncertainties, contingencies and numerous variables that were incorporated into the Projections, many of which are outside of our control. Our actual results for 2022 have differed, and in 2023 may differ, in material ways from the Projections for those same reasons underlying our decision to update the original Projections or otherwise. We may not be able to successfully implement our growth strategies which may cause actual results to differ materially from the Projections.
Accordingly, there can be no assurance that we will be able to meet our goals and projections disclosed in connection with the Business Combination, and actual results may differ, and may differ materially, from our goals and targets. For example, we do not expect to reach our targets for proprietary SaaS revenues in 2023, due to, among other factors, unanticipated macroeconomic challenges coupled with the need to adjust our proprietary SaaS portfolio to accommodate evolving customer needs with the ultimate objective to grow profitably, resulting in the discontinuation of certain proprietary SaaS products. As we continue to focus growth efforts on the expansion of our proprietary SaaS business area, we may continue to confront challenges that require adjustments and recalibrations to our growth strategy.
If we are unable to increase sales of our proprietary SaaS products, in line with our strategy to adjust product mix, favoring a shift towards proprietary SaaS products, or if we are unable to attract new customers or otherwise efficiently serve our existing customers, we may be unable to meet our projected financial targets according to our timing expectations, or at all. Despite the increase in revenues from our proprietary SaaS business line in 2022 compared to 2021, we may not reach our proprietary SaaS growth targets, which may also impact our ability to meet our projected targets for gross profit, EBITDA and Adjusted EBITDA, particularly since our proprietary SaaS solutions have better margins than our third-party software products. In addition, we have incurred higher than expected operating expenses, including as a result of increased expenses related to the Business Combination and as a result of being a U.S. public company. Any general economic, business or industry conditions that cause customers or potential customers to reduce or delay their purchases of data solutions or services, or any inability by us to deliver products or service in accordance with customer expectations, could have a material adverse effect on us and our prospects and projected financial performance. Worldwide economic conditions could have an effect on the demand for our data solutions and services and could result in declining revenue and earnings.
In addition, the Projections have not been independently verified or confirmed by any third party. In particular, PricewaterhouseCoopers Auditores Independentes Ltda. has not audited, reviewed, examined, compiled or applied agreed-upon procedures with respect to the Projections, and has not expressed an opinion or any other form of assurance with respect to such data.

PART I	31	FORM 20-F

«Table of Contents

Risks Related to Our Cybersecurity and Intellectual Property
If we, our suppliers or our third-party service providers experience an actual or perceived security breach or unauthorized parties otherwise obtain access to our customers’ data or our data, our data solutions and services may be perceived as not being secure, our reputation may be harmed, demand for our data solutions and services may be reduced and we may incur significant liabilities.
We are heavily dependent upon information technology systems, infrastructure and data to operate our business and solutions. The data solutions that we offer (including our proprietary data platform and the third- party platforms from which we purchase software licenses for resale) process, store, and transmit our customers’ and partners’ proprietary, confidential and sensitive data, such as personal, health and financial information. We also rely on third-party information technology systems in connection with our operations. For example, our proprietary data platform is built to be available on the infrastructure of third-party public cloud providers, such as AWS, Azure and GCP. We also use third-party service providers and sub-processors to help us deliver services to our customers and their end-users. These vendors may store or process proprietary, confidential, and sensitive data such as personal information, protected health information, or other information of our employees, our partners, our customers, or our customers’ end-users. We collect such information from individuals located both in Brazil and abroad and may store or process such information outside the country in which it was collected. While we, our suppliers, our third-party service providers and our sub-processors have implemented or are contractually obligated to implement security measures designed to protect against security breaches, these measures could fail or may be insufficient, resulting in the unauthorized disclosure, access, acquisition, modification, misuse, destruction, or loss of our, our customers’, or our partners’ data. Any security breach of our proprietary data platform or that of our suppliers from which we purchase software licenses for resale, our operational systems, physical facilities, or the systems of our third-party service providers or sub-processors, or the perception that one has occurred, could result in litigation, indemnity obligations, regulatory enforcement actions, investigations, administrative fines, mitigation and remediation costs, disputes, reputational harm, diversion of management’s attention, and other liabilities and damage to our business. Although our supplier qualification and monitoring process has improved with the implementation of a supplier evaluation policy, we do not control the security measures of suppliers, third-party service providers or sub processors, and we may be responsible for any breach by such parties.
Cyber-attacks, denial-of-service attacks, ransomware attacks, business email compromises, computer malware viruses, and social engineering (including phishing) are prevalent in our industry and our customers’ industries and have generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. In addition to such attacks, we and our third-party vendors may experience unavailable systems, unauthorized, accidental or unlawful access, acquisition or disclosure of information due to employee error, theft or misuse, sophisticated nation-state and nation-state supported actors, and advanced persistent threat intrusions. The techniques used to sabotage or to obtain unauthorized access to our proprietary data platform, systems, networks, or physical facilities in which data is stored or through which data is transmitted change frequently, and we may be unable to implement adequate preventative measures or stop security breaches prior to or while they are occurring. The recovery systems, security protocols, network protection mechanisms, and other security measures that we have integrated into our proprietary data platform, systems, networks and physical facilities, which are designed to protect against, detect, and minimize security breaches, may not be adequate to prevent or detect service interruption, system failure or data loss. We may in the future become the target of cyber-attacks by third parties seeking unauthorized access to our or our customers’ or partners’ data or to disrupt our operations or ability to provide our services. Third parties may also exploit vulnerabilities in, or obtain unauthorized access to, platforms, systems, networks or physical facilities utilized by our suppliers or third-party processors. We may not be able to anticipate all types of security threats, and we may not be able to implement preventive measures effective against all such security threats. The techniques used by cyber criminals change frequently, may not be recognized until launched, and can originate from a wide variety of sources, including outside groups, such as external service providers and hostile foreign governments or agencies. In addition, our or our third-party vendors’ systems may be vulnerable to breakdown or other interruptions from system malfunctions, natural disasters, terrorism, war and telecommunication and electrical failures.

PART I	32	FORM 20-F

«Table of Contents

We have contractual and other legal obligations to notify relevant stakeholders of security breaches. Most jurisdictions have enacted laws requiring companies to notify individuals, regulatory authorities and others of security breaches involving certain types of data. In addition, our agreements with certain customers and partners may require us to notify them in the event of a security breach. We may have an obligation under data protection laws to notify data protection authorities or affected individuals. Such mandatory disclosures are costly, could lead to negative publicity, may cause our customers or partners to lose confidence in the effectiveness of our security measures, divert management’s attention, lead to governmental investigations, administrative fines, and require us to expend significant capital and other resources to respond to or alleviate problems caused by any actual or perceived security breach. Any security breach or effort to mitigate security vulnerabilities could result in unexpected interruptions, delays, cessation of service and other harm to our business and our competitive position.
A security breach of our or our third-party vendors’ systems may cause us to breach customer contracts. Our agreements with certain customers may require us to use industry-standard or reasonable measures to safeguard proprietary, personal or confidential information. A security breach of our or our third-party vendors’ systems could lead to claims by our customers, their end-users, or other relevant stakeholders that we have failed to comply with such contractual or other legal obligations. As a result, we could be subject to legal action (including representative actions and other class type litigation, which may lead to the imposition of administrative fines) and our customers could end their relationships with us. There can be no assurance that any limitations of liability in our contracts would be enforceable or adequate or would otherwise protect us from liabilities or damages.
Litigation resulting from security breaches may adversely affect our business. Unauthorized access to our proprietary data platform, systems, networks, or physical facilities could result in litigation with our customers, our customers’ end-users or other relevant stakeholders. These proceedings could force us to spend money in defense or settlement, divert management’s time and attention, increase our costs of doing business, or adversely affect our reputation. We could be required to fundamentally change our business activities and practices or modify our proprietary data platform capabilities in response to such litigation, which could be costly and have an adverse effect on our business. If a security breach were to occur and the confidentiality, integrity or availability of our data or the data of our partners, our customers or our customers’ end-users was disrupted, we could incur significant liability, or our proprietary data platform, systems or networks may be perceived as less desirable, which could negatively affect our business and damage our reputation.
If we fail to detect or remediate a security breach in a timely manner, or a breach otherwise affects a large amount of data of one or more customers or partners, or if we suffer a cyber-attack that impacts our ability to operate our proprietary data platform, we may suffer material damage to our reputation, business, financial condition and results of operations. Further, the policy coverage of our current or any future cybersecurity insurance may be insufficient. Accordingly, the successful assertion of one or more large claims against us could have an adverse effect on our business. Our risks are likely to increase as we continue to expand our proprietary data platform and geographic footprint, grow our customer and partner base, and process, store and transmit increasingly large amounts of data.
In addition, we, our customers and the third-party suppliers upon which we rely may be vulnerable to a heightened risk of cyber-attacks as a result of the recent invasion of Ukraine by Russia, the impact of sanctions against Russia and the potential for retaliatory acts from Russia, given that nation-state actors may engage in cyber-attacks for geopolitical reasons and in conjunction with military conflicts and defense activities. For example, there have been publicized threats to increase cyber-attack activity against the critical infrastructure of any nation or organization that retaliates against Russia for its invasion of Ukraine. While we maintain and continue to improve our security measures and reinforce our internal controls as a result of being a public company, we may be unable to adequately anticipate security threats or to implement adequate preventative measures, in part, because the techniques used to obtain unauthorized access or sabotage systems change frequently and generally are not identified until they are launched against a target. Other than reinforcement of our cybersecurity policies in anticipation of being a public company, we have not taken any other specific actions to mitigate the increased risk of cyber-attacks resulting from the ongoing conflict between Russia and Ukraine and do not immediately intend to implement any such actions given our current assessment of risk and the current geographic scope of our operations. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations or prospects.

PART I	33	FORM 20-F

«Table of Contents

We rely on third-party and open-source software for our data solutions. Our inability to obtain third-party licenses for such software, or obtain them on favorable terms, or any errors or failures caused by such software could adversely affect our business, results of operations and financial condition. In addition, our use of open-source software could negatively affect our ability to sell our data solutions and subject us to possible litigation.
Some of our offerings include software or other intellectual property licensed from third parties. It may be necessary in the future to renew our license agreements relating to various aspects of our offerings or to seek new licenses for existing or new offerings. Necessary licenses may not be available on acceptable terms that allow our data solutions offerings to remain competitive, or at all. In addition, a third party may assert that we or our customers are in breach of the terms of a license, which could, among other things, give such third party the right to terminate a license or seek damages from us, or both. Termination by the licensor would cause us to lose valuable rights and could prevent us from selling our products and services. Our inability to obtain certain licenses or other rights, or to obtain such licenses or rights on favorable terms, could result in delays in data solution releases until equivalent technology can be identified, licensed or developed, if at all, and integrated into our proprietary data platform, which may have a material adverse effect on our business, results of operations and financial condition. In addition, we may be subject to liability if third-party software that we license is found to infringe, misappropriate or otherwise violate intellectual property rights of others and we may be unable to continue using such third-party software. As a result, our business and results of operations could be harmed.
Third parties may also allege that we are infringing, misappropriating or otherwise violating their intellectual property rights and that additional licenses are required for our use of their software or intellectual property, and we may be unable to obtain such licenses on commercially reasonable terms or at all. The inclusion in our offerings of software or other intellectual property licensed from third parties on a non-exclusive basis could also limit our ability to differentiate our offerings from those of our competitors. To the extent that our data solutions depend upon the successful operation of third-party software, any undetected errors or defects in, or failures of, such third-party software could also impair the functionality of data solutions, delay new feature introductions, result in a failure of our data solutions, and injure our reputation. Many third-party software providers attempt to impose limitations on their liability for such errors, defects or failures, and if enforceable, we may have additional liability to our customers that could harm our reputation and increase our operating costs.
In addition, some of our data solutions (including our proprietary data platform) incorporate open-source software, and we expect to continue to incorporate open-source software in our data solutions in the future. Open-source software is generally freely accessible, usable and modifiable. Few of the licenses applicable to open-source software have been interpreted by courts, and there is a risk that these licenses could be construed in a manner that could impose unanticipated conditions or restrictions on our ability to commercialize our data solutions. Moreover, although we have implemented policies to regulate the use and incorporation of open-source software into our data solutions, we cannot be certain that we have not incorporated open-source software in our data solutions in a manner that is inconsistent with such policies. If we fail to comply with open-source licenses or use open-source software in a manner which is inconsistent with our policies, we may be subject to certain requirements, including requirements that we offer our data solutions that incorporate the open-source software for no cost, that we discontinue our data solutions that incorporate the open-source software, that we make available source code for modifications or derivative works we create based upon, incorporating or using the open-source software and that we license such modifications or derivative works under the terms of applicable open-source licenses. If an author or other third party that distributes such open-source software were to allege that we had not complied with the conditions of one or more of these licenses, we could be required to incur significant legal expenses defending against such allegations and could be subject to significant damages, enjoined from generating revenue from customers using data solutions that contained the open-source software and required to comply with onerous conditions or restrictions on these data solutions. In any of these events, we and our customers could be required to seek licenses from third parties in order to continue offering our data solutions and to re-engineer our data solutions or discontinue offering our data solutions to customers in the event we cannot re-engineer them on a timely basis. Any of the foregoing could require us to devote additional research and development resources to re-engineer our data solutions, could result in customer dissatisfaction and may adversely affect our business, results of operations and financial condition. Additionally, the use of certain open-source software can lead to greater risks that the use of third-party commercial software, as open-source licensors generally make their open-source software available “as-is” and do not provide updates, warranties, support, indemnities or other contractual protections regarding infringement or other intellectual property-related claims or quality of the code.

PART I	34	FORM 20-F

«Table of Contents

Our intellectual property rights may not protect our business or provide us with a competitive advantage.
To be successful, we must protect our technology and brand in Brazil and other jurisdictions through trademarks, trade secrets, patents, copyrights, service marks, invention assignments, contractual restrictions, and other intellectual property rights and confidentiality procedures.
We have taken measures to protect our trade secrets and proprietary information, but these measures may not be effective. Despite our efforts to implement these protections, they may not protect our business or provide us with a competitive advantage for a variety of reasons, including:
•the failure by us to obtain, maintain and defend patents and other intellectual property rights for important innovations or maintain appropriate confidentiality and other protective measures to establish and maintain our trade secrets;
•uncertainty in, and evolution of, legal standards relating to the validity, enforceability and scope of protection of intellectual property rights;
•potential invalidation or narrowing of our intellectual property rights through administrative processes or litigation;
•any inability by us to detect infringement, misappropriation or other violations of our intellectual property rights by third parties; and
•other practical, resource, or business limitations on our ability to enforce our rights.
Further, the laws of certain countries, including countries where we have not applied for patent protection or trademark or other intellectual property registration, may not be as protective of intellectual property and proprietary rights to the same extent as the laws of the United States, and mechanisms for enforcement of intellectual property and proprietary rights may be inadequate. Therefore, in certain jurisdictions, we may be unable to protect our proprietary technology adequately against unauthorized third-party copying, infringement or use, which could adversely affect our competitive position. Filing, prosecuting, maintaining, and defending our intellectual property in all or many countries throughout the world may be prohibitively expensive, and we may choose to forgo such activities in some applicable jurisdictions. The lack of adequate legal protections of intellectual property or failure of legal remedies or related actions in jurisdictions outside of the United States or failure to obtain sufficient intellectual property protection could impede our ability to market our products, negatively affect our competitive position and could have a material adverse effect on our business, financial condition, results of operations, and prospects. As a result, we may encounter significant problems in protecting and defending our intellectual property or proprietary rights abroad.
We enter into confidentiality and invention assignment agreements with our employees. These agreements generally require that all confidential information or intellectual property developed by the individual or made known to the individual by us during the course of the individual’s relationship with us be kept confidential and not disclosed to third parties. We cannot assure you that these agreements will be effective in controlling access to, use of, and distribution of our proprietary information or in effectively securing exclusive ownership of intellectual property developed by our employees, and that all intellectual property developed by the individual during the course of employment be assigned to us. For example, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that we regard as our own. The assignment of intellectual property rights may not be self-executing, or the assignment agreements may be breached, and we may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property. Further, these agreements may not prevent our competitors from independently developing technologies that are substantially equivalent or superior to our data solutions and services.
Additionally, we may also be exposed to material risks of theft or unauthorized reverse engineering of our proprietary information and other intellectual property, including technical data, data sets, or other sensitive information. Our efforts to enforce our intellectual property rights may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop, which could have a material adverse effect on our business, financial condition, and results of operations. Moreover, if we are unable to prevent the disclosure of our trade secrets to third parties, or if our competitors independently develop any of our trade secrets, we may not be able to establish or maintain a competitive advantage in our market, which could seriously harm our business.

PART I	35	FORM 20-F

«Table of Contents

Litigation may be necessary to enforce our intellectual property or proprietary rights, protect our trade secrets, or determine the validity and scope of proprietary rights claimed by others. Any enforcement of our intellectual property may provoke third parties to assert counterclaims against us, which could result in the loss of our intellectual property rights. If we are unable to prevent third parties from infringing, misappropriating or otherwise violating our intellectual property or are required to incur substantial expenses defending our intellectual property rights, our business, financial condition, and results of operations may be materially adversely affected.
Our success depends, in part, on our ability to develop our business without infringing, misappropriating or otherwise violating the intellectual property or proprietary rights of others. Claims by third parties that we infringe, misappropriate or otherwise violate their intellectual property rights could harm our business. Our competitors and other third parties may hold or obtain intellectual property rights that could prevent, limit or interfere with our ability to make, use, develop, sell or market our data solutions and services. From time to time, we may be subject to claims of infringement, misappropriation, or other violation of patents or other intellectual property rights and related litigation. If we are found to infringe, misappropriate or otherwise violate any third-party intellectual property, we may be required to obtain a license to such third-party intellectual property, make ongoing royalty or license payments, cease offering our products or using certain technologies, require us to redesign affected products, enter into costly settlement or license agreements or pay substantial damage awards, or face a temporary or permanent injunction prohibiting us from marketing or selling certain of our products or comply with other unfavorable terms. Furthermore, we could be found liable for treble damages and attorneys’ fees, if we are found to have willfully infringed a patent or other intellectual property right. If we are required to obtain a license from any third party, such license may not be available at all or on commercially reasonable terms.
Any litigation, whether or not resolved in our favor and regardless of merit, could result in significant expense to us, be time consuming and divert the efforts of our technical and management personnel. Additionally, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during any intellectual property-related litigation. In addition, there could be public announcements of the results of hearings, motions, or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock. Any of the foregoing could cause potential customers to refrain from purchasing our data solutions or services or otherwise cause us reputational harm and result in substantial costs, negative publicity and diversion of resources and management attention, any of which could have a material adverse effect on our business, financial condition, results of operations and prospects.
If we are unable to protect the confidentiality of our trade secrets and know-how, our business and competitive position would be harmed.
We rely on trade secrets and proprietary know-how protection for our confidential and proprietary information, including our software code, and we have taken security measures to protect this information, including by entering into confidentiality agreements with parties who have access to them, such as our employees, collaborators, contract manufacturers, consultants, advisors, and other third parties. These measures, however, may not provide adequate protection for our trade secrets, know-how or other confidential information. We cannot guarantee that we have entered into such agreements with each party that may have or have had access to our trade secrets or proprietary technology and processes. Moreover, there can be no assurance that any confidentiality agreements that we have with our employees, consultants or other third parties will provide meaningful protection for our trade secrets, know-how and confidential information or will provide adequate remedies in the event of unauthorized use or disclosure of such information. Despite these efforts, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Monitoring unauthorized uses and disclosures is difficult. Accordingly, there also can be no assurance that our trade secrets or know-how will not otherwise become known or be independently developed by competitors or other third parties, which could have a material adverse effect on our business, financial condition, results of operations and prospects.
Enforcing a claim that a party illegally disclosed or misappropriated a trade secret can be difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, trade secrets may be independently developed by others in a manner that could prevent legal recourse by us. If any of our confidential or proprietary information, such as our trade secrets, were to be disclosed or misappropriated, or if any such information was independently developed by a competitor, our competitive position could be materially and adversely harmed.

PART I	36	FORM 20-F

«Table of Contents

If our trademarks, service marks and trade names are not adequately protected, we may not be able to build or maintain name recognition in our markets of interest, and our competitive position may be harmed.
The registered or unregistered trademarks, service marks or trade names (collectively, “trademarks”) that we own may be challenged, infringed, circumvented, declared generic or descriptive, lapsed or determined to be infringing on or dilutive of other marks. During trademark registration proceedings, we may receive rejections of our applications by the U.S. Patent and Trademark Office (“USPTO”) or in other foreign jurisdictions. Although we are given an opportunity to respond to such rejections, we may be unable to overcome them. In addition, in the USPTO and in comparable agencies in many foreign jurisdictions, third parties are given an opportunity to oppose pending trademark applications and to seek to cancel registered trademarks. Opposition or cancellation proceedings may be filed against our trademarks, which may not survive such proceedings. Furthermore, owning and maintaining a trademark registration may not provide an adequate defense against a subsequent infringement claim asserted by the owner of a senior trademark. We may not be able to protect our rights in these trademarks, which we need in order to build name recognition with potential customers. In addition, third parties may file for registration of trademarks similar or identical to our trademarks, thereby impeding our ability to build brand identity and possibly leading to market confusion and loss of goodwill. If they succeed in registering or developing common-law rights in such trademarks, and if we are not successful in challenging such third-party rights, we may not be able to use these trademarks to develop brand recognition of our technologies, products or services. In addition, there could be potential trademark infringement or unfair competition claims brought by owners of other registered trademarks or trademarks that incorporate variations of or are similar to our registered or unregistered trademarks. Over the long term, if we are unable to establish name recognition based on our trademarks, we may not be able to compete effectively, which could have a material adverse effect on our business, financial condition, results of operations and prospects.
Risks Related to Our Compliance, Tax, Legal, and Regulatory Environment
Internet regulation in Brazil is recent and still limited and several legal issues related to the internet are uncertain.
In 2014, Brazil enacted a law, which we refer to as the Brazilian Civil Rights Framework for the Internet (Marco Civil da Internet), setting forth principles, guarantees, rights and duties for the use of the Internet in Brazil, including provisions about internet service provider liability, internet user privacy and internet neutrality. In May 2016, further regulations were passed in connection with the referred law. The administrative penalties imposed by the Brazilian Civil Rights Framework for the Internet include notification, fines (up to 10% of the revenues of the relevant entity’s economic group in Brazil in the preceding fiscal year) and suspension or prohibition from engaging in data processing activities. The Brazilian Civil Rights Framework for the Internet also determines joint and several liability between foreign parent companies and the local Brazilian subsidiary for the payment of fines that may be imposed for breach of its provisions. Administrative penalties may be applied cumulatively. Daily fines may be imposed in judicial proceedings, as a way to compel compliance with a Brazilian court order. If for any reason a company fails to comply with the court order, the fine can reach significant amounts. We may be subject to liability under these laws and regulations should we fail to adequately comply with the Brazilian Civil Rights Framework for the Internet.
However, unlike in the United States, little case law exists around the Brazilian Civil Rights Framework for the Internet and existing jurisprudence has not been consistent. Legal uncertainty arising from the limited guidance provided by current laws in force allows for different judges or courts to decide very similar claims in different ways and establish contradictory jurisprudence. This legal uncertainty allows for rulings against us and could set adverse precedents, which individually or in the aggregate could seriously harm our business, results of operations and financial condition. In addition, legal uncertainty may harm our customers’ perception and use of our data solutions and services.

PART I	37	FORM 20-F

«Table of Contents

We and our customers may be subject to new and evolving privacy and data protection-related laws and regulations that impose obligations in connection with the collection, storage, use, processing, disclosure, protection, transmission, retention and disposal of personal, sensitive, regulated or confidential data.
The privacy and security of personal, sensitive, regulated or confidential data is a major focus in our industry and we and our customers that use our data solutions and services are subject to federal, state, local and foreign privacy and data protection-related laws and regulations that impose obligations in connection with the collection, storage, use, processing, disclosure, protection, transmission, retention and disposal of personal, sensitive, regulated or confidential data. Laws and regulations governing data privacy, data protection and information security are constantly evolving and there has been an increasing focus on privacy and data protection issues with the potential to affect our business. The nature of our business exposes us to risks related to possible shortcomings in data protection and information security laws and regulations. Any perceived or actual unauthorized disclosure of personally identifiable information, whether through breach of our network by an unauthorized party, employee theft, misuse or error or otherwise, including the data protection of our customers, the end-consumers of our customers and employees or third parties, could harm our reputation, impair our ability to attract and retain our customers, or subject us to claims or litigation arising from damages suffered by individuals.
Law No. 13,709/2018 (Lei Geral de Proteção de Dados Pessoais, or “LGPD”), came into force on September 18, 2020 to regulate the processing of personal data in Brazil. The LGPD applies to individuals or legal entities, either private or governmental entities, that process or collect personal data in Brazil and which processing activities aim at offering or supplying goods or services to data subjects located in Brazil. The LGPD establishes detailed rules for, but not limited to, the collection, use, processing and storage of personal data and affect all economic sectors, including the relationship between customers and suppliers of goods and services, employees and employers and other relationships in which personal data is collected and processed, whether in a digital or physical environment.
Since the entry into force of the LGPD, all processing agents/legal entities are required to adapt their data processing activities to comply with this new set of rules. We have implemented changes to our policies and procedures designed to ensure our compliance with the relevant requirements under the LGPD. Even so, as it is a recent law, the National Data Protection Authority (Autoridade Nacional de Proteção de Dados, or the “ANPD”) as regulatory agency may raise other relevant issues or provide new guidance that will require further action from the company to remain fully compliant.
The penalties for violations of the LGPD include: (i) warnings imposing a deadline for the adoption of corrective measures; (ii) a fine of up to 2% of the company's or group's revenue, subject to the limit of R$ 50 million per violation; (iii) daily fines; (iv) mandatory disclosure of the violation after it has been investigated and confirmed; (v) the restriction of access to the personal data to which the violation relates up to a six-month period, that can be extended for the same period, until the processing activities are compliant with the regulation, and in case of repeated violation, temporary block and/or deletion of the related personal data, and partial or complete prohibition of processing activities; and (vi) temporary or permanent prohibition against conducting activities related to data processing. Any additional privacy laws or regulations enacted or approved in Brazil or in other jurisdictions in which we operate could seriously harm our business, financial condition or results of operations. Under the LGPD, security breaches that may result in significant risk or damage to personal data must be reported to the ANPD, the data protection regulatory body, within a reasonable time period. The notice to the ANPD must include: (i) a description of the nature of the personal data affected by the breach; (ii) the affected data subjects; (iii) the technical and security measures adopted; (iv) the risks related to the breach; (v) the reasons for any delays in reporting the breach, if applicable; and (vi) the measures adopted to revert or mitigate the effects of the damage caused by the breach.

PART I	38	FORM 20-F

«Table of Contents

Under the LGPD, security breaches that may result in significant risk or damage to personal data must be reported to the ANPD, the data protection regulatory body, within a reasonable time period. It is recommended that the communication should be made as soon as possible, within two business days of the knowledge of the fact. The notice to the ANPD must include: (i) a description of the nature of the personal data affected by the breach; (ii) the affected data subjects; (iii) the technical and security measures adopted; (iv) the risks related to the breach; (v) the reasons for any delays in reporting the breach, if applicable; and (vi) the measures adopted to revert or mitigate the effects of the damage caused by the breach. Moreover, the ANPD could establish other obligations related to data protection that are not described above. In addition to the administrative sanctions, due to the noncompliance with the obligations established by the LGPD, we can be held liable for individual or collective material damages, and non-material damages caused to data subjects, including when caused by third parties that serve as processors of personal data on our behalf.
In addition to the civil liability, the imposition of the administrative sanctions of the LGPD does not prevent the imposition of administrative sanctions set forth by other laws that address issues related to data privacy and protection, such as Law No. 8,078/1990, or the Brazilian Code of Consumer Defense, and Law No. 12,965/2014, or the Brazilian Civil Rights Framework for the Internet. These administrative sanctions can be applied by other public authorities, such as the Attorney General’s Office and consumer protection agencies. We can also be held liable civilly for violation of these laws.
Similarly, many foreign countries and governmental bodies, including in countries in which we currently operate, have laws and regulations concerning the collection, storage, use, processing, disclosure, protection, transmission, retention and disposal of personal, sensitive, regulated or confidential data. For example, the European Unions (“EU”) adopted the General Data Protection Regulation (EU) 2016/679 (“GDPR”), which became effective in May 2018, and the United Kingdom (“UK”) transposed the GDPR into national law (“UK GDPR”). The GDPR and the UK GDPR have and will continue to result in significantly greater compliance burdens and costs for companies with users and operations in the European Economic Area (“EEA”) and the UK by imposing stringent administrative requirements for controllers and processors of personal data of EEA and the UK data subjects, including, for example, data breach notification requirements, limitations on retention of information, and rights for data subjects over their personal data. The GDPR also provides that EU member states may make their own further laws and regulations limiting the processing of personal data. Ensuring compliance with the GDPR and the UK GDPR is an ongoing commitment that involves substantial costs, and despite our efforts, data protection authorities or others (including individual data subjects) may assert that our business practices fail to comply with the GDPR’s and the UK GDPR’s requirements. If our operations are found to violate the GDPR’s and the UK GDPR's requirements, we may incur substantial administrative fines and other enforcement actions, including bans on processing and transferring personal data, have to change our business practices, and face reputational harm, any of which could have an adverse effect on our business. In particular, breaches of the GDPR and the UK GDPR can result in administrative fines of up to €20 million/£17.5 million or 4.0% of total worldwide annual revenue, whichever is higher. Such enforcement actions are in addition to any civil litigation claims by data controllers, customers and data subjects, which includes the possibility of data subject-led representative actions and other class type litigation, claims and injunctions.

PART I	39	FORM 20-F

«Table of Contents

In addition, recent legal developments in Europe have created compliance uncertainty regarding transfers of personal data from the EEA to the United States. In July 2020, the Court of Justice of the European Union (“CJEU”), invalidated the EU-U.S. Privacy Shield Framework, a mechanism for the transfer of personal data from the EEA to the United States. Authorities in Switzerland have also issued guidance calling the Swiss-U.S. Privacy Shield Framework inadequate and raising similar questions about the standard contractual clauses. The GDPR and the UK GDPR generally prohibit the transfer of EEA and UK personal data to third countries whose laws do not ensure an adequate level of protection unless a valid data transfer mechanism has been implemented or an Article 49 derogation applies. On October 7, 2022, President Biden signed an Executive Order on "Enhancing Safeguards for United States Intelligence Activities" which introduced new binding safeguards to address the concerns raised by the CJEU in its Schrems II judgment. Although this Executive Order is intended to form the basis of a new EU-US Data Privacy Framework (the "Framework"), the Framework is still in development and its route to implementation remains uncertain. On June 27, 2021, the European Commission published a new set of modular standard contractual clauses (the “New SCCs”). The New SCCs must be used for all relevant transfers of personal data outside the EEA (since December 27, 22) and organizations must ensure that all new and existing contracts involving the transfer of personal data outside the EEA contain New SCCs. The European Commission’s adequacy decision with respect to the UK, adopted on June 28, 2021, which allows the continued flow of personal data from the EEA to the UK, will automatically expire in June 2025 unless the European Commission re-assesses and renews or extends that decision. The decision will be regularly reviewed by the European Commission going forward and may be revoked if the UK diverges from its current data protection laws and the European Commission deems the United Kingdom to no longer provide adequate protection of personal data.
On March 21, 2022, the UK implemented its own UK-specific international data transfer agreement ("IDTA") and addendum to the New SCCs ("UK Addendum"). For all contracts involving transfers of UK-originated data entered into after September 21, 2022, organizations which transfer UK personal data are required to use the IDTA, or the New SCCs together with the UK Addendum. Existing contracts involving transfers of UK-originated data relying on standard contractual clauses must be migrated to the IDTA, or the New SCCs together with the UK Addendum by March 21, 2024.
If we are unable to implement sufficient safeguards to ensure that our transfers of personal data from the EEA and the UK are lawful, we may face increased exposure to regulatory actions, substantial administrative fines and injunctions against processing personal data from the EEA and the UK. Loss of our ability to lawfully transfer personal data out of the EEA and the UK to these or any other jurisdictions may cause reluctance or refusal by current or prospective European customers to use our data solutions or services, and we may be required to increase our data processing capabilities in the EEA or the UK at significant expense. Additionally, other countries outside of the EEA and the UK have passed or are considering passing laws requiring local data residency, which could increase the cost and complexity of delivering our services.
In the United States, California enacted the California Consumer Privacy Act (“CCPA”), which took effect in January 2020 and limits how we may collect, use and process personal data of California residents. The CCPA establishes a privacy framework for covered companies by, among other things, creating an expanded definition of personal information, establishing data privacy rights for California residents and creating a potentially severe statutory damages framework and private rights of action for certain data breaches. Further, in November 2020, California voters approved the California Privacy Rights Act (the “CPRA”), which amended and expanded the CCPA. Effective beginning January 1, 2023, the CPRA imposes additional obligations on companies covered by the legislation and significantly modifies the CCPA, including by expanding California residents’ rights with respect to their personal data, and by establishing a regulatory agency dedicated to implementing and enforcing the CCPA and CPRA. The effects of the CCPA and CPRA are potentially far- reaching, and may require us to modify our data processing practices and policies and incur substantial compliance-related costs and expenses, particularly as we seek to expand our operations in the United States, and it remains unclear how various provisions will be interpreted and enforced. Certain other state laws in the United States impose similar privacy obligations and all 50 states have laws including obligations to provide notification of certain security breaches to affected individuals, state officials and others. We also may be bound by contractual obligations relating to our collection, use and disclosure of personal, financial and other data.

PART I	40	FORM 20-F

«Table of Contents

While we strive to comply with all applicable privacy, data protection and information security laws and regulations, as well as our contractual obligations, posted privacy policies and applicable industry standards, such laws, regulations, obligations and standards continue to evolve and are becoming increasingly complex, and sometimes conflict among the various jurisdictions and countries in which we operate, which makes compliance challenging and expensive. For example, we continue to see jurisdictions imposing data localization laws, which require personal information, or certain subcategories of personal information to be stored in the jurisdiction of origin. These regulations may inhibit our ability to expand into those markets or prohibit us from continuing to offer services in those markets without significant additional costs. In addition, any failure or perceived failure by us, or any third parties with whom we do business, to comply with laws, regulations, policies, industry standards or contractual or other legal obligations relating to privacy, data protection or information security may result in governmental investigations, inquiries, enforcement actions and prosecutions, private litigation and administrative fines, adverse publicity or potential loss of business.
We expect that there will continue to be new proposed laws, rules of self-regulatory bodies, regulations and industry standards concerning privacy, data protection and information security in Brazil and other jurisdictions, and we cannot yet determine the impact such future laws, rules, regulations and standards may have on our business. Moreover, existing Brazilian and foreign privacy and data protection-related laws and regulations are evolving and subject to potentially differing interpretations, and various legislative and regulatory bodies may expand current or enact new laws and regulations regarding privacy and data protection-related matters. Additionally, our customers may be subject to differing privacy laws, rules and legislation, which may mean that they require us to be bound by varying contractual requirements applicable to certain other jurisdictions. Because global laws, regulations and industry standards concerning privacy and data security have continued to develop and evolve rapidly, compliance with such new laws or to changes to existing laws may impact our business and practices, require us to expend significant resources to adapt to these changes, or to stop offering our data solutions or services in certain countries. These developments could adversely affect our business, results of operations and financial condition.
Changes in tax laws or differing interpretations of tax laws may adversely affect our results of operations.
We conduct business across several jurisdictions and file income tax returns in multiple jurisdictions as a result of our international operations. Our consolidated effective income tax rate could be materially adversely affected by several factors, including: changing tax laws, regulations and treaties, or the interpretation thereof; tax policy initiatives and reforms; the practices of tax authorities in jurisdictions in which we operate; the resolution of issues arising from tax audits or examinations and any related interest or penalties. Such changes may include (but are not limited to) the taxation of operating income, investment income, dividends received or (in the specific context of withholding tax) dividends paid.
Furthermore, Brazilian governmental authorities at the federal, state and local levels are considering changes in tax laws in order to cover budgetary shortfalls resulting from the recent economic downturn in Brazil and also in order to simplify the tax system. If these proposals are enacted they may harm our profitability by increasing our tax liabilities, increasing our tax compliance costs, or otherwise affecting our financial condition, results of operations and cash flows. Tax rules in Brazil, particularly at the local level, can change sometimes at short notice given the dynamics allowed by the tax legislation system based on a combination of voting, sanction and veto powers from the many legislators. Additionally, the Brazilian tax system is quite complex and requires substantial compliance costs, time and effort from companies operating in Brazil. Despite the fact that we apply all the proper efforts to manage our tax obligations, we may not always be timely aware of all such changes that affect our business and we may therefore fail to pay the applicable taxes or otherwise comply with tax regulations, which may result in additional tax assessments and penalties for our company.
A recent example involves the uncertainty as to the applicable taxes on the licensing and assignment of software rights in Brazil. Certain Brazilian state laws, including laws and decrees enacted by the State of São Paulo, required the payment of taxes on sales (Imposto Sobre Operações Relativas à Circulação de Mercadorias e Serviços de Transporte Interestadual de Intermunicipal e de Comunicações, or “ICMS”) in connection with these transactions, while municipalities also demanded the payment of taxes levied on the provision of services (Imposto sobre Serviço, or “ISS”). In February 2021, the Brazilian Supreme Court decided that only ISS taxes are due on the licensing and assignment of software rights and that the legislation enacted by the State of São Paulo is unconstitutional. Despite our consistent allegation of double taxation and existing case law in our favor, we may be party to tax claims filed by Brazilian municipalities due to our non-collection of ISS prior to the Brazilian Supreme Court judgment.

PART I	41	FORM 20-F

«Table of Contents

At the municipal level, the Brazilian government enacted Supplementary Law No. 157/16, which imposed changes regarding the collection of ISS applied to the rendering of part of our services. These changes created new obligations, as ISS will now be due in the municipality in which the acquirer of our services is located rather than in the municipality in which the service provider’s facilities are located. This obligation took force in January 2018, but has been delayed by Direct Unconstitutionality Action No. 5835 (“ADI”), filed by taxpayers. The ADI challenges the constitutionality of Supplementary Law No. 157/16 before the Brazilian Supreme Court, arguing that the new legislation would adversely affect companies’ activities due to the increase of costs and bureaucracy related to the ISS payment to several municipalities and the compliance with tax reporting obligations connected therewith. As a result, the Brazilian Supreme Court granted an injunction to suspend the enforcement of Supplementary Law No. 157/16. In June 2020, the ADI was included in the judgment agenda of the Brazilian Supreme Court but, as of the date of this annual report, a final decision on this matter is currently pending.
Another example is the benefit provided by Brazilian Law No. 11,196/05 (“Lei do Bem”), which currently grants tax benefits to companies that invest in research and development by reducing annual corporate income tax expenses, provided that some requirements are met. We currently do not meet all the legal minimum requirements under Lei do Bem to take advantage of such tax benefit, but we expect to able to rely on this benefit in the future. If the taxes applicable to our business increase or any tax benefits are revoked and we cannot alter our cost structure to pass our tax increases on to customers, our financial condition, results of operations and cash flows could be adversely affected.
Moreover, we are subject to tax laws and regulations that may be interpreted differently by tax authorities and us. The application of indirect taxes, such as sales and use tax, value-added tax (“VAT”), provincial taxes, goods and services tax, business tax and gross receipt tax, to businesses such as ours is complex and continues to evolve. We are required to use significant judgment in order to evaluate applicable tax obligations. In many cases, the ultimate tax determination is uncertain because it is not clear how existing statutes apply to our business. One or more states or municipalities, the federal government or other countries may seek to challenge the taxation or procedures applied to our transactions, which could impose the charge of taxes or additional reporting, record-keeping or indirect tax collection obligations on businesses like ours. New taxes could also require us to incur substantial costs to capture data and collect and remit taxes. If such obligations were imposed, the additional costs associated with tax collection, remittance and audit requirements could have a material adverse effect on our business and financial results.
The Brazilian federal government also recently announced and presented to Congress (i) the Bill of Law No. 3,887/2020, focused on several changes on the taxes currently levied on revenues; and (ii) the Bill of Law No. 2,337/2021, the so called “second phase” of the envisaged Brazilian Tax Reform Plan, focused on income taxation, which includes several topics such as the taxation of dividends, adjustments in corporate taxation basis and rates of Brazilian entities, changes in the taxation of income and gains in connection with investments in the Brazilian capital markets, such as financial assets and investment funds, among others. While such legislation has not been enacted, and it is not possible to determine at this time, what changes to tax laws and regulations will come into effect (if any), any such change may have an adverse effect on our results and operations.
Our business, financial condition and results of operations may be adversely affected by the various conflicting and/or onerous legal and regulatory requirements imposed on us by the countries where we operate. In addition, we may be subject to various legal proceedings which could adversely affect our business, financial condition or results of operations.
Since we maintain operations and provide services to customers in several jurisdictions, we are subject to numerous, and sometimes conflicting, legal requirements on matters as diverse as import/export controls, content requirements, trade restrictions, tariffs, taxation, sanctions, government affairs, anti-bribery, whistle blowing, internal and disclosure control obligations, data protection and privacy and labor relations and work visa policies. Our failure to comply with these regulations in the conduct of our business could result in fines, penalties, criminal sanctions against us or our officers, disgorgement of profits, prohibitions on doing business and adverse impact on our reputation. Our failure to comply with these regulations in connection with the performance of our obligations to our customers could also result in liability for monetary damages, fines and/or criminal prosecution, unfavorable publicity, restrictions on our ability to process information and allegations by our customers that we have not performed our contractual obligations. Due to the varying degree of development of the legal systems of the countries in which we operate, local laws might be insufficient to defend us and preserve our rights.

PART I	42	FORM 20-F

«Table of Contents

In particular, we are also subject to risks relating to compliance with a variety of Brazilian national and local laws including multiple tax regimes, labor laws, employee health safety and wages and benefits laws. For example, we currently do not comply with the legal minimum hiring quota for persons with disabilities in Brazil. The Law 8,213 of 1991 provides that companies with more than 100 employees are required to fill 2% to 5% of their job positions with disabled employees; and/or employees who have passed through a medical rehabilitation. Therefore, we may be subject to administrative penalties from the relevant labor authorities, as well as to further remedies that may be imposed by the Brazilian Labor prosecution officer. The administrative penalties issued by the Ministry of Economy may vary from R$2,656.61 to R$265,659.51 per person with disability that was not hired to fill out the quota. In the event of any investigation, the labor authority may (a) propose to us the execution of a Commitment Agreement (Termo de Ajustamento de Conduta), which could provide for additional obligations and penalties (normally, fixed per person not hired to fill out the quota, which, in general, may vary from R$500 to R$2,000); and/or (b) file a public civil action seeking the payment of damages and enforcement of our compliance with the legal quota requirements, subject to additional penalties.
In addition, we are and may, from time to time, become subject to legal proceedings and claims, such as claims brought by our customers in connection with commercial disputes, employment claims made by our current or former employees, intellectual property claims, tax claims, or securities class actions or other claims related to any volatility in the trading price of our Ordinary Shares. We may also, from time to time, be subject to litigation resulting from claims against us by third parties, including claims of breach of non-compete and confidentiality provisions of our employees’ former employment agreements with such third parties. Litigation might result in substantial costs and may divert management’s attention and resources, which might seriously harm our business, financial condition, and results of operations. Insurance might not cover such claims, might not provide sufficient payments to cover all the costs to resolve one or more such claims, and might not continue to be available on terms acceptable to us (including premium increases or the imposition of large deductible or co-insurance requirements). A claim brought against us that is uninsured or underinsured could result in unanticipated costs, potentially harming our business, financial position, and results of operations. If we are unsuccessful in our defense in these legal proceedings, we may be forced to pay damages or fines, enter into consent decrees or change our business practices, any of which could adversely affect our business, financial condition or results of operations.
As we expand into new industries and regions, we will likely need to comply with new requirements to compete effectively. The uncertainty and changes in the requirements of multiple jurisdictions may increase the cost of compliance, delay or reduce demand for our data solutions and services, restrict our ability to offer data solutions and services in certain locations, impact our customers’ ability to deploy our data solutions or services in certain jurisdictions, or subject us to sanctions by regulators, including national data protection regulators, all of which could harm our business, financial condition and results of operations. Additionally, although we endeavor to have our data solutions and services comply with applicable laws and regulations, these and other obligations may be modified, they may be interpreted and applied in an inconsistent manner from one jurisdiction to another, and they may conflict with one another, other regulatory requirements, contractual commitments or our internal practices. Our failure to comply with applicable regulatory requirements could have a material adverse effect on our business, financial condition, results of operations and prospects.

PART I	43	FORM 20-F

«Table of Contents

We may face restrictions and penalties under the Brazilian Consumer Protection Code in the future.
Brazil has a series of strict consumer protection statutes, collectively known as the Consumer Protection Code (Código de Defesa do Consumidor), that are intended to safeguard consumer interests and that apply to all companies in Brazil that supply products or services to Brazilian consumers (either individuals or legal entities). These consumer protection provisions include protection against misleading and deceptive advertising, protection against coercive or unfair business practices and protection in the formation and interpretation of contracts, usually in the form of civil liabilities and administrative penalties for violations. These penalties are often levied by the Brazilian Consumer Protection Agencies (Fundação de Proteção e Defesa do Consumidor, or “PROCONs”), which oversee consumer issues on a district-by-district basis. Companies that operate across Brazil may face penalties from multiple PROCONs, as well as the National Secretariat for Consumers (Secretaria Nacional do Consumidor, or “SENACON”). Companies may settle claims made by consumers via PROCONs by paying compensation for violations directly to consumers and through a mechanism that allows them to adjust their conduct, called a conduct adjustment agreement (Termo de Ajustamento de Conduta, or “TAC”). Brazilian Public Prosecutor Offices may also commence investigations related to consumer rights violations and this TAC mechanism is also available for them. Companies that violate TACs face potential automatic fines. Brazilian Public Prosecutor Offices may also file public civil actions against companies in violation of consumer rights, seeking strict observation to the consumer protection law provisions and compensation for the damages consumers may have suffered. To the extent consumers file such claims against us in the future, we may face reduced revenue due to refunds and fines for non-compliance that could negatively impact our results of operations.
We are subject to anti-corruption, anti-bribery, anti-money laundering, and similar laws and non-compliance with such laws can subject us to criminal or civil liability and harm our business, financial condition and results of operations.
We operate in jurisdictions that have a high risk of corruption and we are subject to anti-corruption, anti- bribery, anti-money laundering and sanctions laws and regulations, including the Brazilian Federal Law No. 12,846/2013 (the “Clean Company Act”), and the United States Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”). Each of the Clean Company Act and the FCPA prohibit us and our employees and intermediaries from authorizing, promising, offering, or providing, directly or indirectly, improper or prohibited payments, or anything else of value, to government officials or other persons to obtain or retain business or gain some other business advantage, and impose liability against companies who engage in bribery of government officials, either directly or through intermediaries.
While we have policies and procedures to address compliance with such laws, there is a risk that our employees, agents, and other third parties with which we do business will take actions in violation of our policies and applicable law, for which we may be ultimately held responsible. As we expand internationally, our risks under these laws may increase.
Detecting, investigating and resolving actual or alleged violations of anti-corruption laws can require a significant diversion of time, resources and attention from senior management. In addition, noncompliance with anti-corruption, anti-bribery or anti-money laundering laws could subject us to whistleblower complaints, investigations, sanctions, settlements, prosecution, enforcement actions, fines, damages, other civil or criminal penalties or injunctions, suspension or debarment from contracting with certain persons, forfeiture of significant assets, reputational harm, adverse media coverage and other collateral consequences. If any subpoenas or investigations are launched, or governmental or other sanctions are imposed, or if we do not prevail in any possible civil or criminal proceeding, our business, financial condition, and results of operations could be harmed.
Moreover, regulators may increase enforcement of these obligations, which may require us to adjust our compliance and anti-money laundering programs, including the procedures we use to verify the identity of our customers and to monitor our transactions and transactions made through our proprietary data platform. Regulators regularly reexamine the transaction volume thresholds at which we must obtain and keep applicable records, verify identities of customers, and report any change in such thresholds to the applicable regulatory authorities, which could result in increased costs in order to comply with these legal and regulatory requirements. Costs associated with fines or enforcement actions, changes in compliance requirements, or limitations on our ability to grow could harm our business, and any new requirements or changes to existing requirements could impose significant costs, result in delays to planned data solutions and services improvements, make it more difficult for new customers to join our network and reduce the attractiveness of our data solutions and services.

PART I	44	FORM 20-F

«Table of Contents

We may be held liable for the labor, tax social security and other obligations of third parties.
We outsource certain ancillary activities that support our business, including recruiters to attract talent and maintenance personnel. We do not provide benefits to these outsourced workers. According to Brazilian legislation, if our outsourced service providers fail to comply with their obligations under labor, social security, tax and/or environmental laws, we may be held jointly and severally or secondarily liable for any non- compliance, resulting in fines or other penalties, which may adversely affect us. In addition, if it is judicially determined that these outsourced workers effectively served in the capacity of employees despite being considered outsourced workers by us, we can be liable for payment of unpaid benefits and social security. We may also be liable for bodily injury or death at our offices and our data laboratory of the employees of third parties who provide services to us, which may adversely affect our reputation as well as our business. Further, any environmental damage and/or damage to third parties caused by service providers when undergoing work engaged by us expose us to joint and several liability for redress and/or damages for harm caused.
We are subject to governmental export and import controls that could impair our ability to compete in international markets or subject us to liability if we violate the controls.
Our proprietary data platform is subject to U.S. export controls, including the U.S. Export Administration Regulations, and we incorporate encryption technology into our proprietary data platform. This encryption technology may be exported outside of Brazil only with the required export authorizations, including by license, a license exception, or other appropriate government authorizations, including the filing of an encryption classification request or self-classification report.
Obtaining the necessary export license or other authorization for a particular sale may be time-consuming and may result in the delay or loss of sales opportunities. Furthermore, our activities are subject to U.S. economic sanctions laws and regulations administered by various U.S. agencies, including the U.S. Treasury Department’s Office of Foreign Assets Control, that prohibit the sale or supply of most products and services to embargoed jurisdictions or sanctioned parties. Violations of U.S. sanctions or export control regulations can result in significant fines or penalties and possible incarceration for responsible employees and managers.
If our channel partners fail to obtain appropriate import, export or re-export licenses or permits, we may also be adversely affected through reputational harm, as well as other negative consequences, including government investigations and penalties.
Also, various countries, in addition to the United States, regulate the import and export of certain encryption and other technology, including import and export licensing requirements and have enacted laws that could limit our ability to distribute our proprietary data platform in those countries. Changes in our proprietary data platform or future changes in export and import regulations may create delays in the introduction of our proprietary data platform in international markets, prevent our customers with international operations from using our proprietary data platform globally or, in some cases, prevent the export or import of our proprietary data platform to certain countries, governments, or persons altogether. From time to time, various governmental agencies have proposed additional regulation of encryption technology. Any change in export or import regulations, economic sanctions or related legislation, increased export and import controls, or change in the countries, governments, persons, or technologies targeted by such regulations, could result in decreased use of our proprietary data platform by, or in our decreased ability to export or sell our proprietary data platform to, existing or potential customers with international operations. Any decreased use of our proprietary data platform or limitation on our ability to export or sell our proprietary data platform would adversely affect our business, financial condition, and results of operations.

PART I	45	FORM 20-F

«Table of Contents

Risks Related to Our Operations in Latin America
Brazil has experienced, and may continue to experience, adverse economic or political conditions that may impact our business, financial condition and results of operations.
Our business is dependent to a certain extent upon the economic conditions prevalent in Brazil. Brazil has historically experienced uneven periods of economic growth, recessions, periods of high inflation and economic instability. Recently, the economic growth rates of the economies of Brazil have slowed and the country entered into a mild recession. Additionally, economic and political developments in Brazil, including future economic changes or crises (such as inflation, currency devaluation or recession), government deadlock, political instability, terrorism, civil strife, changes in laws and regulations, restrictions on the repatriation of dividends or profits, expropriation or nationalization of property, restrictions on currency convertibility, volatility of the foreign exchange market and exchange controls could impact our operations and/or the market value of our Ordinary Shares and have a material adverse effect on our business, financial condition and results of operations.
The Brazilian federal government has exercised, and continues to exercise, significant influence over the Brazilian economy. This influence, as well as Brazil’s political and economic conditions, could harm us and the price of our Ordinary Shares.
The Brazilian federal government frequently exercises significant influence over the Brazilian economy and occasionally makes significant changes in policy and regulations. The Brazilian government’s actions to control inflation and other policies and regulations have often involved, among other measures, increases or decreases in interest rates, changes in fiscal policies, wage and price controls, foreign exchange rate controls, blocking access to bank accounts, currency devaluations, capital controls and import and export restrictions. We have no control over and cannot predict what measures or policies the Brazilian government may take in the future. Our business and the market price of our Ordinary Shares may be harmed by changes in Brazilian government policies, as well as general economic factors, including, without limitation:
•growth or downturn of the economy;
•interest rates and monetary policies;
•exchange rates and currency fluctuations;
•inflation;
•liquidity of the capital and lending markets;
•import and export controls;
•exchange controls and restrictions on remittances abroad and payments of dividends;
•modifications to laws and regulations according to political, social and economic interests;
•fiscal policy and changes in tax laws and related interpretations by tax authorities;
•economic, political and social instability, including general strikes and mass demonstrations;
•labor and social security regulations;
•energy and water shortages and rationing;
•commodity prices;
•public health, including as a result of epidemics and pandemics, such as the COVID-19 pandemic;
•changes in demographics; and
•other political, diplomatic, social and economic developments in or affecting Brazil.
Uncertainty over whether the Brazilian federal government will implement reforms or changes in policy or regulation affecting these or other factors in the future may affect economic performance and contribute to economic uncertainty in Brazil, which may have an adverse effect on our activities and consequently our results of operations, and may also adversely affect the trading price of our Ordinary Shares.

PART I	46	FORM 20-F

«Table of Contents

Further, Brazil’s political environment has historically influenced, and continues to influence, the performance of the country’s economy. The recent economic instability in Brazil has contributed to a decline in market confidence in the Brazilian economy as well as to a deteriorating political environment. See “—The ongoing economic uncertainty and political instability in Brazil, may harm us and the price of our Ordinary Shares.”
As has been true in the past, the current political and economic environment in Brazil has and is continuing to affect the confidence of investors and the general public, which has historically resulted in economic deceleration and heightened volatility in the securities offered by companies with significant operations in Brazil, which may adversely affect us and our Ordinary Shares.
The ongoing economic uncertainty and political instability in Brazil may harm us and the price of our Ordinary Shares.
Brazil’s political environment has historically influenced, and continues to influence, the performance of the country’s economy. Political crises have affected and continue to affect the confidence of investors and the general public, which have historically resulted in economic deceleration and heightened volatility in the securities offered by companies with significant operations in Brazil.
The recent economic instability in Brazil has contributed to a decline in market confidence in the Brazilian economy as well as to a deteriorating political environment. The negative macroeconomic environment in Brazil in recent years was in part due to economic and political uncertainties resulting from a global decrease in commodities prices as well as due to corruption investigations of Brazilian state-owned and private sector companies, politicians and business executives, which, in turn, led to the ouster and arrest of several prominent politicians Launched by the Office of the Brazilian Federal Prosecutor at the end of 2014, the so-called Lava Jato operation investigated members of the Brazilian government and other members of the legislative branch, as well as senior officers and directors of large state-owned companies as well as other companies in connection with allegations of political corruption. Among other impacts, the resulting fallout from the Lava Jato operation led to the arrest and conviction in April 2018 of Luiz Inácio Lula da Silva, who served two terms as Brazil’s president from 2003 to 2011. Luiz Inácio Lula da Silva spent over one year in prison on charges of corruption and money laundering until his release from prison following a Brazilian Supreme Court ruling that allows defendants to remain free while their appeals are pending. Subsequently, in March 2021, a Brazilian Supreme Court ruling dismissed the decisions that had convicted then-former president Luiz Inácio Lula da Silva on a procedural technicality related to lack of jurisdiction, not on the merits. As a result of this ruling, Luiz Inácio Lula da Silva recovered his political rights and successfully ran for his third term as president of Brazil in the 2022 elections, receiving 50.9% of the votes tabulated. Luiz Inácio Lula da Silva took office on January 1, 2023.
In the aftermath of the 2022 election results, there were countrywide roadblocks, mass protests and demonstrations throughout Brazil by supporters of former president Jair Bolsonaro disputing the election results, culminating, on January 8, 2022, in riots in the country’s federal capital Brasilia where protesters stormed government buildings, including the Congress, the Brazilian Supreme Court and the Presidential Palace. It is unclear whether this heightened state of political and social tension will dissipate or intensify in coming months.
Further, during the term of former president Jair Bolsonaro, who remained president until December 31, 2022, there were several inquiries related to potential misconduct, including a Supreme Court investigation following allegations made by the former Minister of Justice as well as a Parliamentary Committee Inquiry (Comissão Parlamentar de Inquérito, or “CPI”) focused on the president’s handling of the COVID-19 pandemic, including the potential misuse of government funds. Based on the final report of the CPI, the Attorney General’s Office began six new preliminary investigations involving Jair Bolsonaro, members of the Brazilian government and members of the legislative branch, which are under review by the Brazilian Supreme Court. The potential outcome of these and other inquiries, as well as potential new inquiries involving Jair Bolsonaro that may arise following his presidency, are uncertain, but they had a negative impact on the general perception of the Brazilian economy and the securities of Brazilian companies and affected and may continue to adversely affect our business, our financial condition and our operating results.

PART I	47	FORM 20-F

«Table of Contents

As a result of the past corruption allegations against president Luiz Inácio Lula da Silva and the involvement of his political party with those events giving rise to the historical Lava Jato operations, his presidency is a matter of controversy within Brazil, and such conflict could lead to further political uncertainty and impasse and resultant negative macroeconomic impacts, particularly to the extent any improper conduct by him or his party is detected, suspected or otherwise alleged during his term. In addition, we cannot predict which policies president Luiz Inácio Lula da Silva may adopt or change during his term in office, or the effect that any such policies might have on the Brazilian economy, which could result in further political and economic instability and negatively impact the regulatory framework in which we operate, which, in turn, could adversely affect our business, financial condition and operating results.
A failure by the Brazilian government to implement necessary reforms may result in diminished confidence in the Brazilian government’s budgetary condition and fiscal stance, which could result in downgrades of Brazil’s sovereign foreign credit rating by credit rating agencies, negatively impact Brazil’s economy, lead to further depreciation of the real and an increase in inflation and interest rates, adversely affecting our business, financial condition and results of operations.
Any of the above factors may create additional political uncertainty, which could harm the Brazilian economy and, consequently, our business and the value of our investments in Brazil, and could adversely affect our financial condition, results of operations and the price of our Ordinary Shares.
Developments and the perceptions of risks in other countries, including other emerging markets, the United States and Europe, may harm the Brazilian economy and the price of our Ordinary Shares.
The market for securities offered by companies such as ours is influenced by economic and market conditions in Brazil and emerging markets, as well as the United States, Europe and other countries. To the extent the conditions of the global markets or economy deteriorate, our business may be adversely affected. The weakness in the global economy has been marked by, among other adverse factors, lower levels of consumer and corporate confidence, decreased business investment and consumer spending, increased unemployment, reduced income and asset values in many areas, reduction of China’s growth rate, currency volatility and limited availability of credit and access to capital. Developments or economic conditions in other emerging countries have at times significantly affected the availability of credit to companies with significant operations in Brazil and resulted in considerable outflows of funds from Brazil, decreasing the amount of foreign investments in Brazil, impacting overall growth expectations for the Brazilian economy.
Crises and political instability in other emerging market countries, the United States, Europe or other countries, including increased international trade tensions and protectionist policies, could decrease investor demand for securities offered by companies with significant operations in Brazil, such as our Ordinary Shares. These developments, as well as potential crises and forms of political instability arising therefrom or any other as of yet unforeseen development, may harm our business and the price of our Ordinary Shares.
These developments, as well as potential crises and forms of political instability arising therefrom or any other as of yet unforeseen development, may adversely affect the United States and global economies and capital markets, which may, in turn, materially adversely affect the trading price of our Ordinary Shares.

PART I	48	FORM 20-F

«Table of Contents

Inflation and certain government measures to curb inflation may adversely affect the Brazilian economy and capital markets, and as a result, harm our business and the price of Our Ordinary Shares.
In the past, high rates of inflation have adversely affected the economy and capital markets of Brazil and the ability of the Brazilian government to create conditions that stimulate or maintain economic growth. Moreover, governmental measures to curb inflation and speculation about possible governmental measures have contributed to the negative economic impact of inflation and have created general economic uncertainty and heightened volatility in the capital markets. As part of these measures, governments have at times maintained a restrictive monetary policy and high interest rates that has limited the availability of credit and economic growth.
Inflation as measured by the Broad National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo, or “IPCA”), which is published by the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística, or “IBGE”), was 5.8%, 10.1% and 4.5% as of December 31, 2022, 2021 and 2020, respectively. Inflation measured by the General Market Prices Index (Índice Geral de Preços - Mercado, or “IGP-M”) was 5.5%, 17.8% and 23.1% as of December 31, 2022, 2021 and 2020, respectively. Brazil may experience high levels of inflation in the future and inflationary pressures may lead to the Brazilian government intervening in the economy and introducing policies that could harm our business and the trading price of our Ordinary Shares. In the past, the Brazilian government’s interventions included the maintenance of a restrictive monetary policy with high interest rates that restricted credit availability and reduced economic growth, causing volatility in interest rates. For example, the SELIC rate was 13.75%, 9.25% and 2.0% as of December 31, 2022, 2021 and 2020, respectively. Conversely, more lenient government and Central Bank policies and interest rate decreases have triggered and may continue to trigger increases in inflation, and, consequently, growth volatility and the need for sudden and significant interest rate increases, which could negatively affect us and increase our indebtedness.
The measures taken by the Brazilian government to control inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting the availability of credit and retarding economic growth. Inflation, measures to combat inflation and public speculation about possible additional actions have also contributed materially to economic uncertainty in Brazil and to heightened volatility in its securities markets. Periods of higher inflation may slow the growth rate of the Brazilian economy and lead to reduced demand for our data solutions and services. Inflation is also likely to increase some of our costs and expenses, which we may not be able to fully pass on to customers and could adversely affect our operating margins and operating income. In addition, inflation affects our financial liquidity and financial capital resources primarily by exposing us to the variations in our floating-rate loans. As of December 31, 2022, approximately 4.0% of our loans and borrowings were subject to floating interest rates, particularly the CDI rate, with the remaining of our then outstanding borrowings accruing interest at fixed interest rates. Rising interest rates may also impact the costs of our fundraising and indebtedness, increasing our financial expenses. Such an increase could adversely affect our ability to pay our obligations to the extent it reduces cash on hand. Mismatches between rates contracted in assets versus liabilities and/or high volatility in interest rates may result in financial losses for us.
Exchange rate instability may have adverse effects on the Brazilian economy, our business and the trading price of our Ordinary Shares.
The Brazilian real has been historically volatile and has been devalued frequently, and the Brazilian government has in the past implemented various economic plans and used various exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system.
There has been persistently high volatility in the foreign exchange market for the Brazilian real in recent years, and the real weakened significantly over this period.
As of December 31, 2020, the real/U.S. dollar exchange rate reported by the Central Bank was R$5.197 per US$1.00. As of December 31, 2021, the real/U.S. dollar exchange rate reported by the Central Bank was R$5.581 per US$1.00. As of December 31, 2022, the real/U.S. dollar exchange rate reported by the Central Bank was R$5.218 per US$1.00. As of March 31, 2023 the real/U.S. dollar exchange rate reported by the Central Bank was R$ 5.0804 per US$1.00. There can be no assurance that the real will not appreciate or further depreciate against the U.S. dollar or other currencies in the future.

PART I	49	FORM 20-F

«Table of Contents

A devaluation of the real relative to the U.S. dollar could create inflationary pressures and cause governments to, among other measures, increase interest rates. Any depreciation of the real may generally restrict access to the international capital markets. It would also reduce the U.S. dollar value of our results of operations. Restrictive macroeconomic policies could reduce the stability of the Brazilian economy and harm our results of operations and profitability. In addition, domestic and international reactions to restrictive economic policies could have a negative impact on the Brazilian economy. These policies and any reactions to them may harm us by curtailing access to foreign financial markets and prompting further government intervention. A devaluation of the real relative to the U.S. dollar may also, as in the context of the current economic slowdown, decrease consumer spending, increase deflationary pressures and reduce economic growth. On the other hand, an appreciation of the real relative to the U.S. dollar and other foreign currencies may deteriorate foreign exchange current accounts. Depending on the circumstances, either devaluation or appreciation of the real relative to the U.S. dollar and other foreign currencies could restrict the growth of the Brazilian economy and affect our business, results of operations and profitability.
For additional information on the impact of fluctuations in currency exchange rates on our business, see “—Risks Related to Our Business and Industry—We are exposed to fluctuations in currency exchange rates, which could negatively affect our results of operations and our ability to invest and hold our cash.”
Changes in the political and economic environments in Latin American countries could adversely affect us.
In addition to Brazil, we have operations in Colombia and Mexico, corresponding to 0.2% and 9.3%, respectively, of our revenues for the year ended December 31, 2022 (corresponding to 0.4% and 7.2%, respectively, of our revenues for the year ended December 31, 2021, and 2.0% and 9.0%, respectively, for the year ended December 31, 2020). In conducting our businesses in emerging markets, we are subject to political, economic, legal, operational and other risks that are inherent to operating in these countries.
We may encounter the following difficulties, among others, related to the foreign markets in which we currently operate or will operate in the future:
•unforeseen regulatory changes;
•inability to attract personnel and generate business outside of Brazil;
•changes in tax law;
•changes in trade and investment policies and regulations;
•difficulties in registering and protecting trademarks and software;
•nationalization, expropriation, price controls and other restrictive governmental actions;
•adoption of governmental measures that protect, subsidize or otherwise favor competitors native to such foreign markets; and
•cultural and linguistic barriers.
In addition, the Mexican and Colombian currencies have been subject to significant fluctuations with respect to the U.S. dollar in the past and may be subject to significant fluctuations in the future. As of December 31, 2020, the Mexican peso/U.S. dollar exchange rate was 19.88 Mexican pesos per US$1.00. As of December 31, 2021, the Mexican peso/U.S. dollar exchange rate was 20.50 Mexican pesos per US$1.00. As of December 31, 2022, the Mexican peso/U.S. dollar exchange rate was 19.47 Mexican pesos per US$1.00. As of December 31, 2020, the Colombian peso/U.S. dollar exchange rate was 3,439.20 Colombian pesos per US$1.00. As of December 31, 2021, the Colombian peso/U.S. dollar exchange rate was 4,051.27 Colombian pesos per US$1.00. As of December 31, 2022, the Colombian peso/U.S. dollar exchange rate was 4,810.20 Colombian pesos per US$1.00.
If one or more of these risks materialize, and we are not able to overcome these difficulties, our business, results of operations and financial condition may be adversely affected.

PART I	50	FORM 20-F

«Table of Contents

Infrastructure and workforce deficiency in Brazil may impact economic growth and have a material adverse effect on us.
Our performance is impacted by the overall health and growth of the global economy, specifically in Brazil. In Brazil, gross domestic product (“GDP”) growth has fluctuated over the past few years, with contractions of 3.5% and 3.3% in 2015 and 2016, respectively, followed by growth of 1.1% in both 2017 and 2018. In 2019, Brazilian GDP grew by 1.4%, and in 2020, it contracted 4.1%. In 2021, Brazilian GDP grew by 4.6%. In 2022, Brazilian GDP grew by 2.9%. Growth is limited by inadequate infrastructure, including potential energy shortages and deficient transportation, logistics and telecommunication sectors, general strikes, the lack of a qualified labor force (particularly in information technology sectors), and the lack of private and public investments in these areas, which limit productivity and efficiency. Any of these factors could lead to labor market volatility and generally impact income, purchasing power and consumption levels, which could limit growth and ultimately have a material adverse effect on us.
Any further downgrading of Brazil’s credit rating could reduce the trading price of our Ordinary Shares.
Given the current significance of our Brazil operations to our results of operations as a whole, we may be harmed by investors’ perceptions of risks related to Brazil’s sovereign debt credit rating. Rating agencies regularly evaluate Brazil and its sovereign credit ratings, which are based on a number of factors including macroeconomic trends, fiscal and budgetary conditions, indebtedness metrics and the perspective of changes in any of these factors.
The rating agencies began to review Brazil’s sovereign credit rating in September 2015. Subsequently, the three major rating agencies downgraded Brazil’s investment-grade status:
•Standard & Poor’s initially downgraded Brazil’s credit rating from BBB-negative to BB-positive and subsequently downgraded it again from BB-positive to BB, maintaining its negative outlook, citing a worse credit situation since the first downgrade. On January 11, 2018, Standard & Poor’s further downgraded Brazil’s credit rating from BB to BB-stable, which was reaffirmed on June 2, 2021 and June 14, 2022.
•In December 2015, Moody’s placed Brazil’s Baa3’s issue and bond ratings under review for downgrade and subsequently downgraded the issue and bond ratings to below investment grade, at Ba2 with a negative outlook, citing the prospect of a further deterioration in Brazil’s debt indicators, taking into account the low growth environment and the challenging political scenario. On May 25, 2021, Moody’s maintained Brazil’s credit rating at Ba2-stable, which was reaffirmed on April 12, 2022.
•Fitch downgraded Brazil’s sovereign credit rating to BB-positive with a negative outlook, citing the rapid expansion of the country’s budget deficit and the worse-than-expected recession. In February 2018, Fitch downgraded Brazil’s sovereign credit rating again to BB-negative, citing, among other reasons, fiscal deficits, the increasing burden of public debt and an inability to implement reforms that would structurally improve Brazil’s public finances. On May 27, 2021, Fitch maintained Brazil’s credit rating at BB-negative, which was reaffirmed on July 14, 2022 and December 20, 2022.
Brazil’s sovereign credit rating is currently rated below investment grade by the three main credit rating agencies. Consequently, the prices of securities offered by companies with significant operations in Brazil have been negatively affected. A prolongation or worsening of the current Brazilian recession and continued political uncertainty, among other factors, could lead to further ratings downgrades. Any further downgrade of Brazil’s sovereign credit ratings could heighten investors’ perception of risk and, as a result, cause the trading price of our Ordinary Shares to decline.
Additionally, a downgrade of the sovereign credit rating of Brazil may affect our own credit rating, hindering our ability to secure loans at competitive rates compared to our competitors, which may impact our ability to grow our business and, consequently, affect the price of our Ordinary Shares.

PART I	51	FORM 20-F

«Table of Contents

Public health threats or outbreaks of communicable diseases could have an adverse effect on our operations and financial results.
We may face risks related to public health threats or outbreaks of communicable diseases. The outbreak of communicable diseases could result in a widespread health crisis that could adversely affect the global economy and our ability and our business partners’ ability to conduct business in Brazil for an indefinite period of time. For example, the outbreak of COVID-19 spread across the globe, resulting in global and regional economic slowdown, a shutdown of production and supply chains and a disruption of international trade, all of which negatively impacted, and could further negatively impact, the Brazilian economy. Disruptions in public and private infrastructure, including communications and financial, could materially and adversely disrupt our normal business operations.
The current COVID-19 pandemic may continue to have a negative impact on global, regional and national economies and to disrupt supply chains and otherwise reduce international trade and business activity. Reflecting this, the COVID-19 pandemic has already caused, since early 2020, equity and other financial markets to decline sharply and to become volatile, and such effects may continue or worsen in the future. This may in turn further impact the stock market in Brazil. The current COVID-19 pandemic and its potential impact on the global economy may affect our ability to meet our financial targets. While we cannot predict the future impacts on our business or if we will be able to achieve our financial targets, we would be materially adversely affected by a protracted downturn in local, regional or global economic conditions.
Risks Related to Our Ordinary Shares
We will incur increased costs as a result of operating as a public company.
We are a public company and will incur significant legal, accounting and other expenses that Semantix did not incur as a private company. As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as rules adopted, and to be adopted, by the SEC and the Nasdaq. Our management and other personnel need to devote a substantial amount of time to these compliance initiatives and may not effectively or efficiently manage the transition into a public company. Moreover, we expect these rules and regulations to substantially increase our legal and financial compliance costs and to make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be forced to accept reduced policy limits or incur substantially higher costs to maintain the same or similar coverage. We cannot predict or estimate the amount or timing of additional costs it may incur to respond to these requirements. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, its board committees or as executive officers.
The members of our executive team have limited experience managing a publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies in the United States. The additional demands associated with being a public company may disrupt regular operations of our business by diverting the attention of some of our senior management team away from revenue producing activities to management and administrative oversight, adversely affecting our ability to attract and complete business opportunities and increasing the difficulty in both retaining professionals and managing and growing our businesses. Our management team may not successfully or efficiently manage our transition to being a public company subject to significant regulatory oversight and reporting obligations under the U.S. federal securities laws and the continuous scrutiny of securities analysts and investors.
In addition, the public reporting obligations associated with being a public company in the United States may subject us to litigation as a result of increased scrutiny of our financial reporting. If we are involved in litigation regarding our public reporting obligations, this could subject us to substantial costs, divert resources and management attention from our business and seriously undermine our business.
Any of these effects could harm our business, financial condition and results of operations.

PART I	52	FORM 20-F

«Table of Contents

The departure or loss of significant influence of our CEO and Founder, Leonardo dos Santos Poça D’Água, would be detrimental to our business and adversely affect our ability to execute our business strategies and continue to grow.
Leonardo dos Santos Poça D’Água is Semantix’s founder, Chairman of the Board and Chief Executive Officer and is responsible for our strategic vision and disruptive innovation, as well as the management and growth of our operations. Under the control of Mr. Leonardo Santos, we have been able to take advantage of his technology expertise for the development and the execution of our business strategies, including the management and operation of our businesses.
As of the date of this annual report, Mr. Leonardo Santos, together with Semantix’s other two co-founders, beneficially owned 32.8% of our Ordinary Shares issued and outstanding. On August 22, 2022, 50.0% of our Ordinary Shares indirectly held by Leandro dos Santos Poça D’Água, Semantix’s co-founder and the brother of our chief executive officer, corresponding to approximately 6.5% of our Ordinary Shares issued and outstanding immediately after the consummation of the Business Combination, were transferred to Strong Union Ltd., an investment vehicle owned by Lívia Ricardi de Almeida Poça D’Água, who is the ex-wife of Leandro dos Santos Poça D’Água, pursuant to their recently-agreed divorce proceedings. As a result of the transfer of such Ordinary Shares, our chief executive officer can no longer be deemed to exercise voting power over the Ordinary Shares beneficially owned by Lívia Ricardi de Almeida Poça D’Água, nor does he have a call option over such Ordinary Shares . Still Leonardo dos Santos Poça D’Água has a right of first refusal over the Ordinary Shares beneficially owned by Lívia Ricardi de Almeida Poça D’Água. For a more detailed description of our share ownership, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”
Although the Shareholders Agreement contemplates that the Founders are able to appoint a minimum of four directors to our board of directors, and Mr. Leonardo Santos’ continued role as CEO provides him the ability to significantly influence our management decisions, the Founders may not be able to exert the same level of control that they had exerted over us prior to the Business Combination. Absent the control of the Founders, our remaining significant shareholders consist of professional investors and investment funds that may not have specific technology experience.
In addition, there is no guarantee that our Shareholders Agreement will continue to be in effect into the future. For example, pursuant to the terms of the Shareholders Agreement, the Shareholders Agreement would terminate upon a divestment of equity interests in us by Crescera or Inovabra, such that the collective equity interests held by Crescera, Inovabra and the Founders fall below 40% of the total outstanding equity interests in the Registrant. If the Shareholders Agreement terminates, the Founders’ ability to elect four directors to our board of directors would no longer be contractually guaranteed and the level of control they would be able to exert over us would be significantly diminished.
Such a decrease in the level of control previously exerted by the Founders, particularly Mr. Leonardo Santos, could have a detrimental effect on our business and operations. Moreover, the absence of a controlling shareholder may also make us more susceptible to the formation of new shareholder alliances, disputes among our shareholders, and other events resulting from the absence of a controlling shareholder or a control group, including our inability to obtain the minimum quorums required to pass on a decision. If a new control group emerges and takes over decision-making power, we could suffer sudden and unexpected changes in our strategies and corporate policies, including through the replacement of our management, which could adversely affect us. Additionally, we cannot assure you that any such new control group would project the same level of influence or support that we have experienced under our current controlling shareholder, which could also adversely affect us.
We may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on our financial condition, results of operations and share price, which could cause you to lose some or all of your investment.
We may be forced to write-down or write-off assets, restructure our operations, or incur impairment or other charges that could result in us reporting losses. Even though these charges may be non-cash items and not have an immediate impact on our liquidity, the fact that charges of this nature are reported could contribute to negative market perceptions about us or our securities. In addition, charges of this nature may cause us to violate covenants to which we may be subject. Accordingly, any of our shareholders could suffer a reduction in the value of their Ordinary Shares as a result of the foregoing factors and would be unlikely to have a remedy for such reduction in value.

PART I	53	FORM 20-F

«Table of Contents

As a foreign private issuer and an “emerging growth company” (as defined in the JOBS Act), we have different disclosure and other requirements than U.S. domestic registrants and non-emerging growth companies that, to some extent, are more lenient and less frequent than those of U.S. domestic registrants and non-emerging growth companies.
As a foreign private issuer and emerging growth company, we are subject to different disclosure and other requirements than domestic U.S. registrants and non-emerging growth companies. For example, as a foreign private issuer, in the United States, we are not subject to the same disclosure requirements as a domestic U.S. registrant under the Exchange Act, including the requirements to prepare and issue quarterly reports on Form 10-Q or to file current reports on Form 8-K upon the occurrence of specified significant events, the proxy rules applicable to domestic U.S. registrants under Section 14 of the Exchange Act or the insider reporting and short swing profit rules applicable to domestic U.S. registrants under Section 16 of the Exchange Act. In addition, we rely on exemptions from certain U.S. corporate governance related rules which permit us to follow Cayman Islands legal requirements rather than certain of the requirements that are applicable to U.S. domestic registrants. See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Foreign Private Issuer Exemptions” for more information.
We follow certain Cayman Islands laws and regulations that are applicable to Cayman Islands companies. However, such laws and regulations may not contain any provisions comparable to the U.S. rules relating to the filing of reports on Form 10-Q or 8-K, the U.S. proxy rules, or the U.S. rules relating to liability for insiders who profit from trades made in a short period of time, as referred to above.
Furthermore, foreign private issuers are required to file their annual report on Form 20-F within 120 days after the end of each fiscal year, while U.S. domestic issuers that are large accelerated filers are required to file their annual report on Form 10-K within 60 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information, although we are subject to Cayman Islands laws and regulations having, in some respects, a similar effect as Regulation Fair Disclosure. As a result of the above, even though we are required to file reports on Form 6-K disclosing the limited information which we have made or are required to make public pursuant to Cayman Islands law, or are required to distribute to shareholders generally, and that is material to us, you may not receive information of the same type or amount that is required to be disclosed to shareholders of a U.S. company.
The JOBS Act contains provisions that, among other things, relax certain reporting requirements for emerging growth companies. Under this act, as an emerging growth company, we are not subject to the same disclosure and financial reporting requirements as non-emerging growth companies. For example, as an emerging growth company we are permitted to, and intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. Also, we do not have to comply with future audit rules promulgated by the U.S. Public Company Accounting Oversight Board, or “PCAOB,” (unless the SEC determines otherwise) and our auditors do not need to attest to our internal controls under Section 404(b) of the Sarbanes Oxley Act for up to five years or such earlier time that we are no longer an emerging growth company.
We may follow these reporting exemptions until we are no longer an emerging growth company. As a result, our shareholders may not have access to certain information that they deem important. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the closing of the Business Combination, (b) in which we have total annual revenues of at least US$1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Ordinary Shares that is held by non-affiliates exceeds US$700.0 million as of the prior June 30th, and (2) the date on which we have issued more than US$1.0 billion in non-convertible debt during the prior three year period. Accordingly, the information about us available to you will not be the same as, and may be more limited than, the information available to shareholders of a non-emerging growth company. We cannot predict if investors will find our Ordinary Shares less attractive because we may rely on these exemptions. If some investors find our Ordinary Shares less attractive as a result, there may be a less active trading market for our Ordinary Shares and the price of our Ordinary Shares may be more volatile.

PART I	54	FORM 20-F

«Table of Contents

As a foreign private issuer, we are permitted to, and we will, rely on exemptions from certain Nasdaq corporate governance standards applicable to U.S. issuers. This may afford less protection to holders of our Ordinary Shares.
As a foreign private issuer, we are permitted to, and we will, follow certain home country corporate governance practices instead of those otherwise required under Nasdaq’s rules for domestic U.S. issuers, provided that we disclose any significant ways in which our corporate governance practices differ from those followed by domestic companies under Nasdaq listing standards. Among other things, we are not required to have: (i) a majority-independent board of directors; (ii) a compensation committee consisting only of independent directors; (iii) a nominating committee consisting only of independent directors; or (iv) regularly scheduled executive sessions with only independent directors each year. As a foreign private issuer, however, we are permitted to, and we will, follow home country practice in lieu of certain requirements. See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Foreign Private Issuer Exemptions.”
As a result of our reliance on the corporate governance exemptions available to foreign private issuers under Nasdaq rules, you will not have the same protection afforded to shareholders of companies that are subject to all of Nasdaq’s corporate governance requirements.
Availing of any of these exemptions, as opposed to complying with the requirements that are applicable to a U.S. domestic registrant, may provide less protection to you than is accorded to investors under Nasdaq’s corporate governance rules. Therefore, any foreign private issuer exemptions we avail ourselves of in the future may reduce the scope of information and protection to which you are otherwise entitled as an investor.
We may lose our foreign private issuer status which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.
In order to maintain our current status as a foreign private issuer, either (a) more than 50% of the voting power of all our outstanding classes of voting securities (on a combined basis) must be either directly or indirectly owned of record by non-residents of the United States or (b) (1) a majority of our executive officers or directors must not be U.S. citizens or residents; (2) more than 50% of our assets cannot be located in the United States; and (3) our business must be administered principally outside the United States. We intend to monitor the composition of our shareholder base to determine whether we meet these criteria. If we lose this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and Nasdaq rules, and report our financial statements under US GAAP, which may differ materially from IFRS, all of which may involve time, effort and additional costs to implement. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the costs we incur as a foreign private issuer.
Sales of a substantial number of our securities in the public market by our existing securityholders could cause the price of our Ordinary Shares and Warrants to fall.
Pursuant to the Lock-Up Agreement, certain Semantix shareholders were restricted from selling Ordinary Shares for a period of six months following the Closing, which period expired on February 3, 2023. As a result, certain Semantix shareholders may sell large amounts of Ordinary Shares in the open market or in privately negotiated transactions, in accordance with applicable securities laws.

PART I	55	FORM 20-F

«Table of Contents

We filed a registration statement on Form F-1, which registration statement was declared effective by the SEC on December 9, 2022 (the “Resale Registration Statement”), registering, among other things, the resale by certain securityholders, including Semantix Original Shareholders, the Sponsor and certain affiliates, and securityholders who purchased Ordinary Shares in a private placement under the PIPE Financing, up to an aggregate of 76,862,994 Ordinary Shares and 7,000,000 Warrants issued prior to, or in connection with, the Business Combination. The Resale Registration Statement also registered the resale of up to 7,000,000 Ordinary Shares issuable upon exercise of the Warrants and the issuance by us of up to 18,499,984 Ordinary Shares that are issuable by us upon the exercise of Warrants. The number of Ordinary Shares that the securityholders can sell into the public markets pursuant to the Resale Registration Statement may exceed our public float. Furthermore, the 95,362,978 Ordinary Shares (including Ordinary Shares underlying Warrants) that may be resold pursuant to the Resale Registration Statement exceed the total number of outstanding Ordinary Shares (80,380,061 outstanding Ordinary Shares as of December 31, 2022, prior to any exercise of the Warrants). In addition, the Ordinary Shares beneficially owned by DDT Investments Ltd., Cumorah Group Ltd., ETZ Chaim Investments Ltd., Fundo de Investimento em Participações Multiestratégia Inovabra I—Investimento no Exterior and Crescera Growth Master Semantix Fundo de Investimento em Participações Multiestratégia, being the investment vehicles of certain of the largest Semantix Original Shareholders, represented 77.6% of our total outstanding Ordinary Shares as of December 31, 2022 and these holders have the ability to sell all of their Ordinary Shares pursuant to the Resale Registration Statement. Given the substantial number of Ordinary Shares registered for potential resale pursuant to the Resale Registration Statement (and the concentration of such Ordinary Shares among the largest Semantix Original Shareholders in particular), the sale of Ordinary Shares by the securityholders referenced above, or the perception in the market that the securityholders of a large number of Ordinary Shares intend to sell Ordinary Shares, particularly the largest Semantix Original Shareholders, could increase the volatility of the market price of our Ordinary Shares or result in a significant decline in the public trading price of our Ordinary Shares.
In addition, some of the Ordinary Shares which have been registered for resale pursuant to the Resale Registration Statement were acquired by the securityholders for prices considerably below the current market price of the Ordinary Shares. Even though the current market price is significantly below the price at the time of the initial public offering of Alpha, certain securityholders have an incentive to sell because they have purchased their Ordinary Shares at prices significantly lower than the public investors or the current trading price of the Ordinary Shares and may profit significantly so even under circumstances in which our public shareholders would experience losses in connection with their investment. In particular, the Sponsor, certain of its affiliates and the Semantix Original Shareholders may experience a positive rate of return on the securities they purchased due to the differences in the purchase prices. Based on the closing price of our Ordinary Shares on December 31, 2022, (i) the Sponsor and certain of its affiliates may experience a potential profit of up to $0.88 per share, (ii) the Founders may experience a potential profit of up to $0.88 per share and (iii) Inovabra and Crescera may experience a potential profit of up to $0.56 per share. As such, public shareholders of the Ordinary Shares have likely paid significantly more than certain of the securityholders referenced above for their Ordinary Shares and would not expect to see a positive return unless the price of the Ordinary Shares appreciates above the price at which such shareholders purchased their Ordinary Shares. Investors who purchase the Ordinary Shares on the Nasdaq following the Business Combination are unlikely to experience a similar rate of return on the Ordinary Shares they purchase due to differences in the purchase prices and the current trading price. Based on the closing price of the Ordinary Shares on December 31, 2022 and their respective purchase prices, the securityholders referenced above may receive potential profits ranging from $0.40 per share to up to $0.88 per share.
The exercise of our Warrants for our Ordinary Shares would increase the number of shares eligible for future resale in the public market and result in dilution to our shareholders.
Our Warrants to purchase an aggregate of 18,499,984 Ordinary Shares became exercisable on September 2, 2022, in accordance with the terms of the agreement governing those securities. The exercise price of these warrants is $11.50 per share. Therefore, if and when the trading price of the Ordinary Shares is less than $11.50, we expect that warrantholders would not exercise their Warrants. To the extent such warrants are exercised, additional Ordinary Shares will be issued, which will result in dilution to the holders of our Ordinary Shares and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market or the fact that such warrants may be exercised could adversely affect the market price of our Ordinary Shares. However, there is no guarantee that our Warrants will ever be in the money prior to their expiration, and as such, the Warrants may expire worthless.

PART I	56	FORM 20-F

«Table of Contents

If securities or industry analysts do not publish research, publish inaccurate or unfavorable research or cease publishing research about us, our share price and trading volume could decline significantly.
The trading market for our Ordinary Shares will depend, in part, on the research and reports that securities or industry analysts publish about us or our business. We may be unable to sustain coverage by well-regarded securities and industry analysts. If either none or only a limited number of securities or industry analysts maintain coverage, or if these securities or industry analysts are not widely respected within the general investment community, the demand for our Ordinary Shares could decrease, which might cause our share price and trading volume to decline significantly. In the event that we obtain securities or industry analyst coverage, if one or more of the analysts who cover us downgrade their assessment of us or publish inaccurate or unfavorable research about our business, the market price and liquidity for our Ordinary Shares could be negatively impacted.
Our shareholders may experience dilution due to the issuance of Semantix Earn-Out Shares following the consummation of the Business Combination.
Certain Semantix shareholders are entitled to Semantix Earn-Out Shares, consisting of up to an additional 2,500,000 newly issued Ordinary Shares to be issued in two equal 1,250,000 tranches based on the achievement of closing share price targets of Ordinary Shares of $12.50 and $15.00, respectively, in each case, for any 20 trading days within any consecutive 30 trading day period commencing as of the Closing Date and ending on or prior to the fifth anniversary of the Closing Date.
To the extent the conditions to the issuance of the Semantix Earn-Out Shares are satisfied, additional Ordinary Shares will be issued, which will result in dilution to the holders of our Ordinary Shares and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market or the fact that the Semantix Earn-Out Shares may be issued could adversely affect the market price of our Ordinary Shares. In addition, such dilution could, among other things, limit the ability of Alpha shareholders to influence our management through the appointment of directors. However, there can be no assurance the conditions to the issuance of the Semantix Earn-Out Shares will be satisfied by the fifth anniversary of the Closing Date, and as such, the right to receive the Semantix Earn-Out Shares may be forfeited.
You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under the laws of the Cayman Islands, we conduct substantially all of our operations, and a majority of our directors and executive officers reside, outside of the United States.
We are an exempted company limited by shares incorporated under the laws of the Cayman Islands, and we conduct a majority of our operations through our subsidiary, Semantix, outside the United States. Substantially all of our assets are located outside the United States, primarily in Brazil. A majority of our officers and directors reside outside the United States and a substantial portion of the assets of those persons are located outside of the United States. As a result, it could be difficult or impossible for you to bring an action against us or against these individuals outside of the United States in the event that you believe that your rights have been infringed upon under the applicable securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the jurisdictions that comprise the Latin American region could render you unable to enforce a judgment against our assets or the assets of our directors and officers.
Our corporate affairs are governed by our Articles, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as that from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less exhaustive body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more fulsome and judicially interpreted bodies of corporate law than the Cayman Islands.

PART I	57	FORM 20-F

«Table of Contents

As a result of all of the above, our shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as shareholders of a corporation incorporated in a jurisdiction in the United States.
While Cayman Islands law allows a dissenting shareholder to express the shareholder’s view that a court sanctioned reorganization of a Cayman Islands company would not provide fair value for the shareholder’s shares, Cayman Islands statutory law does not specifically provide for shareholder appraisal rights in connection with a court sanctioned reorganization (by way of a scheme of arrangement). This may make it more difficult for you to assess the value of any consideration you may receive in a merger or consolidation (by way of a scheme of arrangement) or to require that the acquirer gives you additional consideration if you believe the consideration offered is insufficient. However, Cayman Islands statutory law provides a mechanism for a dissenting shareholder in a merger or consolidation that does not take place by way of a scheme of arrangement to apply to the Grand Court of the Cayman Islands for a determination of the fair value of the dissenter’s shares if it is not possible for the company and the dissenter to agree on a fair price within the time limits prescribed.
Shareholders of Cayman Islands exempted companies (such as the Company) have no general rights under Cayman Islands law to inspect corporate records and accounts or to obtain copies of lists of shareholders. Our directors have discretion under our Articles to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.
Subject to limited exceptions, under Cayman Islands law, a minority shareholder may not bring a derivative action against the board of directors. Class actions are not recognized in the Cayman Islands, but groups of shareholders with identical interests may bring representative proceedings, which are similar.
We do not anticipate paying dividends in the foreseeable future.
It is expected that we will retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, it is not expected that we will pay any cash dividends in the foreseeable future.
Our board of directors will have complete discretion as to whether to distribute dividends. Even if the board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on the future results of operations and cash flow, capital requirements and surplus, the amount of distributions, if any, received by us from subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by the board of directors. There is no guarantee that our Ordinary Shares will appreciate in value or that the trading price of the Ordinary Shares will not decline.
We have granted in the past, and we will also grant in the future, share incentives, which may result in increased share-based compensation expenses.
On August 3, 2022, our board of directors adopted, and our shareholders approved the 2022 Plan, which became effective on August 3, 2022, and which exists concurrently with the Legacy Plan until the expiration of the Legacy Plan. Currently, the maximum number of Ordinary Shares that may be issued under the 2022 Plan is 12,921,349. All outstanding Unvested Semantix Options at the time of consummation of the Business Combination were converted into unvested options for Ordinary Shares under the Legacy Plan, which totaled 281,737 options exercisable for Ordinary Shares, as determined in accordance with the Exchange Ratio. We account for compensation costs for all share options using a fair-value based method and recognize expenses in our consolidated statements of profit or loss in accordance with IFRS. As a result of these grants, we incurred share-based compensation of R$1.8 million in 2020, R$7.8 million in 2021 and R$ 4.0 million in 2022. For more information on the share incentive plans, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.”
We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and as such, we will also grant share-based compensation and incur share-based compensation expenses in the future. As a result, expenses associated with share-based compensation may increase, which may have an adverse effect on us and our business and results of operations.

PART I	58	FORM 20-F

«Table of Contents

We may be unable to satisfy listing requirements in the future, which could limit investors’ ability to effect transactions in our securities and subject us to additional trading restrictions.
We may be unable to maintain the listing of our securities in the future. If we are delisted, there could be significant material adverse consequences, including:
•a limited availability of market quotations for our securities;
•a limited amount of news and analyst coverage for us; and
•a decreased ability to obtain capital or pursue acquisitions by issuing additional equity or convertible securities.
If our performance does not meet market expectations, the price of our securities may decline.
If our performance does not meet market expectations, the price of our securities may decline. Fluctuations in the price of our securities could contribute to the loss of all or part of your investment. Prior to the Business Combination, there was not a public market for our Ordinary Shares or Warrants. Factors affecting the trading price of our Ordinary Shares and Warrants may include:
•actual or anticipated fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to us;
•changes in the market’s expectations about operating results;
•our operating results failing to meet market expectations in a particular period;
•changes in financial estimates and recommendations by securities analysts concerning us or our industry and market in general;
•operating and stock price performance of other companies that investors deem comparable to us;
•changes in laws and regulations affecting our business;
•commencement of, or involvement in, litigation involving us;
•changes in our capital structure, such as future issuances of securities or the incurrence of debt;
•the volume of Ordinary Shares available for public sale;
•any significant change in our board or management;
•sales of substantial amounts of Ordinary Shares by our directors, executive officers or significant shareholders or the perception that such sales could occur; and
•general economic and political conditions such as recessions, interest rates, fuel prices, international currency fluctuations and acts of war or terrorism (including the recent conflict in Ukraine).
In addition, an active trading market for our securities may never develop or, if it develops, it may not be sustained. You may be unable to sell your Ordinary Shares and Warrants unless a market can be established and sustained. Broad market and industry factors may depress the market price of our Ordinary Shares and Warrants irrespective of our operating performance. The stock market in general has experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks, and of our securities, may not be predictable. A loss of investor confidence in the market for companies engaging in technology, big data and artificial intelligence or the stocks of other companies which investors perceive to be similar to us could depress our share price regardless of our business, prospects, financial conditions or results of operations. A decline in the market price of our Ordinary Shares or Warrants also could adversely affect our ability to issue additional securities and our ability to obtain additional financing in the future.

PART I	59	FORM 20-F

«Table of Contents

We may redeem your unexpired Warrants prior to their exercise at a time that is disadvantageous to you, thereby making your Warrants worthless.
We have the ability to redeem our outstanding Public Warrants at any time prior to their expiration at a price of $0.01 per warrant, provided that the last reported sales price of our Ordinary Shares is equal to or exceeds $18.00 per share (as adjusted for share sub divisions, share capitalizations, rights issuances, subdivisions, reorganizations, recapitalizations and the like) for any 20 trading days within a 30 trading-day period ending on the third trading day prior to the date they send the notice of redemption to the warrantholders (the price for such period, the “Reference Value”). If and when the Public Warrants become redeemable by us, we may not exercise our redemption right if the issuance of shares upon exercise of the Public Warrants is not exempt from registration or qualification under applicable state blue sky laws or if we are unable to effect such registration or qualification. We will use our best efforts to register or qualify such shares under the blue sky laws of the state of residence in those states in which the warrants were offered by us. Redemption of the outstanding Public Warrants could force you (i) to exercise your Public Warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so, (ii) to sell your Public Warrants at the then-current market price when you might otherwise wish to hold your Public Warrants or (iii) to accept the nominal redemption price which, at the time the outstanding Public Warrants are called for redemption, is likely to be substantially less than the market value of your Public Warrants.
In addition, we may redeem your Public Warrants at any time prior to their expiration at a price of $0.10 per warrant if, among other things, the Reference Value equals or exceeds $10.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like). The value received upon exercise of the Public Warrants (1) may be less than the value the holders would have received if they had exercised their Public Warrants at a later time where the underlying share price is higher and (2) may not compensate the holders for the value of the Public Warrants, including because the number of shares received is capped at 0.361 of our Ordinary Shares per warrant (subject to adjustment) irrespective of the remaining life of the Public Warrants.
In the event that we elect to redeem all of the outstanding Public Warrants, we would only be required to have the notice of redemption mailed by first class mail, postage prepaid by us not less than 30 days prior to the redemption date to registered holders of the outstanding Public Warrants to be redeemed at their last address as they shall appear on the registration books.
Our management has the ability to require holders of our Warrants to exercise such Warrants on a cashless basis, which will cause holders to receive fewer Ordinary Shares upon their exercise of the Warrants than they would have received had they been able to exercise their Warrants for cash.
If we call our Warrants for redemption after the redemption criteria have been satisfied, our management will have the option to require any holder that wishes to exercise their Warrant (including any Warrants held by the Sponsor, Alpha’s former officers or directors or their permitted transferees) to do so on a “cashless basis.” If our management choose to require holders to exercise their Warrants on a cashless basis, the number of Ordinary Shares received by a holder upon exercise will be fewer than it would have been had such holder exercised his Warrant for cash. This will have the effect of reducing the potential “upside” of the holder’s investment in us.

PART I	60	FORM 20-F

«Table of Contents

Risks Relating to Taxation
It is likely that we will be classified as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for the taxable year ended December 31, 2022, and possibly for the current taxable year and future taxable years, which could result in adverse U.S. federal income tax consequences to U.S. Holders.
A foreign (i.e., non-U.S.) corporation will be a PFIC for U.S. federal income tax purposes if at least 75% of its gross income in a taxable year of the foreign corporation, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income. Alternatively, a foreign corporation will be a PFIC if at least 50% of its assets in a taxable year, ordinarily determined based on fair market value and averaged quarterly over the year, including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and net gains from the disposition of passive assets.
If we are a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder (as defined in the section of this annual report titled “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations—General”) of our Ordinary Shares or Warrants, such U.S. Holder may be subject to adverse U.S. federal income tax consequences and may be subject to additional reporting requirements. Based on the market price of our Ordinary Shares and the composition of our assets (in particular the retention of a substantial amount of cash) during 2022, it is likely that we were a PFIC for our taxable year ended December 31, 2022. Depending upon the composition of our income and assets and the market price of our Ordinary Shares during the current and subsequent taxable years, we may be a PFIC for the current and subsequent taxable years. However, because PFIC status is a factual determination based on the income, assets and activities of the Company for the entire taxable year, and the market price of our Ordinary Shares (which is subject to fluctuation), it is not possible to determine whether we will be characterized as a PFIC for any given taxable year until after the close of the taxable year. In addition, it is possible that any subsidiary that we own may also be classified as a PFIC for such taxable years. U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to us and the risks of owning equity securities in a company that may be a PFIC. See “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations—PFIC Rules.”
ITEM 4.INFORMATION ON THE COMPANY
A.History and Development of the Company
Semantix was founded in 2010 in São Paulo, Brazil, with an early focus on the resale of third-party software licenses as well as educational initiatives to spread awareness on the powers of big data and AI through courses and consulting services.
In 2013, we developed our first machine learning/AI project with algorithms focused on better serving the Brazilian financial sector and were recognized by Cloudera with their 2013 Training Award. In 2014, we developed our first big data project for a client in the Brazilian financial sector.
In 2015, while other competitors were still exclusively offering software subscription for traditional on-premises data platforms, we were the pioneer in the creation of the data cloud category in Latin America through the launch of our proprietary data platform combined with a public cloud infrastructure.
In 2017, we received an investment from a venture capital fund established through Inovabra, the technology investment and innovation arm of Bradesco, one of Brazil’s largest financial institutions, which allowed us to further invest in our proprietary platform.
In 2018, we built a data laboratory in the city of Campinas, Brazil, in partnership with the University of Campinas, with the purpose of fostering innovation, creating and sharing knowledge with the community and training and retaining qualified personnel.
In 2019, we received an investment from a venture capital fund managed by an affiliate of Crescera Capital, which enabled us to pursue our inorganic growth strategy and international expansion. Accordingly, in that same year, we acquired an omnichannel algorithm focused on providing solutions to the retail sector from Fast Omni Ltda.

PART I	61	FORM 20-F

«Table of Contents

In 2020, we acquired 100.0% of the shares of Tradimus, a company that began its operations in 2012 and offers a comprehensive data software solution focused on improving the operational efficiency of hospitals, clinics and imaging and diagnostics companies. In December 2020, Excella, a subsidiary of Caledonia S.A., a health service management company, became a shareholder of Tradimus, holding a 50.0% non-controlling stake, thus effectively diluting our stake in Tradimus.
In December 2020, we also acquired 51.0% of the shares of LinkAPI, a company that offers software to build and manage integrations and APIs with performance, scalability, control and security. The strategic rationale for our acquisition of the LinkAPI stake was to harness the technological capabilities developed by LinkAPI to enhance data integration and reduce friction in relation to our big data and artificial intelligence solutions. In June 2021, we exercised a call option to acquire the additional 49.0% of the LinkAPI outstanding capital.
On November 8, 2021, the Registrant, our ultimate holding company, was incorporated as an exempted company limited by shares under the laws of the Cayman Islands.
In August 2022, we completed the Business Combination and our ordinary shares and warrants began trading on the Nasdaq on August 4, 2022 under the symbols “STIX” and “STIXW,” respectively.
In addition, also in August 2022, we acquired 100.0% of the shares of Zetta, a company that offers a robust variety of SaaS data solutions to enhance data-driven decision-making by healthcare organizations, leveraging client insights to improve care and costs and deepen epidemiological analysis.
In January 2023, we entered into an agreement to acquire Elemeno Inc. (“Elemeno”), a U.S.-based, cloud-managed, MLOps platform provider founded in 2021, focused on helping businesses leverage the benefits of artificial intelligence. The transaction was completed on February 21, 2023. For additional information, see “Item 4. Information on the Company—A. History and Development of the Company—Recent Acquisitions—Acquisition of Elemeno.”
On March 28, 2023, Semantix acquired the assets, business and operations of ATSaúde as part of the company’s strategic plan to expand its offerings and presence in the Healthcare & Life Science industry in Brazil, with a specific focus on the pharmaceutical industry. For additional information, see “Item 4. Information on the Company—A. History and Development of the Company—Recent Acquisitions—Acquisition of ATSaúde.”
The Registrant owns no material assets other than its interests in its wholly-owned subsidiaries, Semantix AI Ltd. (formerly known as Newco) and Second Merger Sub. In addition, the Registrant does not operate any business other than through Semantix, its wholly owned indirect subsidiary. Semantix is a sociedade anônima organized under the laws of Brazil.
Business Combination with Alpha Capital
On August 3, 2022 (the “Closing Date”), we consummated our Business Combination pursuant to the Business Combination Agreement, by and among the Registrant (formerly known as Alpha Capital Holdco Company), Alpha, each of the Merger Subs, and Semantix.
Pursuant to the Business Combination Agreement and prior to the Closing Date, the Semantix shareholders contributed their shares of Semantix into Newco in exchange for Newco Ordinary Shares. As a result, Semantix became a wholly owned subsidiary of Newco. On the Closing Date, (i) First Merger Sub merged with and into Alpha, with Alpha surviving as a direct wholly owned subsidiary of the Registrant, (ii) immediately following the First Merger, Alpha merged with and into Second Merger Sub, with Second Merger Sub surviving as a direct wholly owned subsidiary of the Registrant, and (iii) following the Second Merger, Third Merger Sub merged with and into Newco, with Newco surviving as a direct wholly owned subsidiary of the Registrant.
As part of the Business Combination: (i) each issued and outstanding Alpha Class A Ordinary Share and each issued and outstanding Alpha Class B Ordinary Share was cancelled and converted into the right to receive one Ordinary Share and (ii) each issued and outstanding whole warrant to purchase Alpha Class A Ordinary Shares was converted into the right to receive one Warrant which grants the right to purchase one Ordinary Share at an exercise price of $11.50 per share, subject to the same terms and conditions existing prior to such conversion.

PART I	62	FORM 20-F

«Table of Contents

Additionally, (i) each issued and outstanding Newco Ordinary Share was cancelled and converted into the right to receive the applicable portion of the merger consideration comprised of Ordinary Shares, as determined in accordance with the exchange ratio set forth in the Business Combination Agreement (the “Exchange Ratio”), (ii) each Vested Semantix Option was “net exercised” in full and such net number of Semantix Class A preferred shares was converted into a number of Ordinary Shares determined in accordance with the Exchange Ratio and (iii) each Unvested Semantix Option was converted into an option to acquire Ordinary Shares, with an amount and value determined in accordance with the Exchange Ratio.
In addition, certain Semantix shareholders received additional consideration in the form of the Semantix Earn-Out Shares. The Semantix Earn-Out Shares consist of up to an additional 2,500,000 newly issued Ordinary Shares. The Semantix Earn-Out Shares will be issued in two equal 1,250,000 tranches based on the achievement of post-Closing share price targets of Ordinary Shares of $12.50 and $15.00, respectively, in each case, for any 20 trading days within any consecutive 30 trading day period commencing after the Closing Date and ending on or prior to the fifth anniversary of the Closing Date. A given share price target described above will also be achieved if there is a transaction during the relevant period that results in the Ordinary Shares being converted into the right to receive cash or other consideration having a per share value (in the case of any non-cash consideration, as provided in the definitive transaction documents for such transaction, or if not so provided, as determined by our board of directors in good faith) in excess of the applicable post-Closing share price target set forth above. Such Semantix shareholders’ right and entitlement to receive the Semantix Earn-Out Shares will be forfeited to the extent that the relevant share price targets have not been achieved by the fifth anniversary of the Closing Date.
Substantially concurrently with the execution and delivery of the Business Combination Agreement, Alpha entered into Subscription Agreements with the PIPE Investors, pursuant to which the PIPE Investors purchased an aggregate of 9,364,500 Alpha Class A Ordinary Shares at a price of $10.00 per share, for aggregate gross proceeds of $93,645,000. Two of the PIPE Investors are affiliates of the Sponsor and were officers and directors of Alpha and purchased 100,000 Alpha Class A Ordinary Shares in the aggregate and two of the PIPE Investors are affiliates of Semantix that purchased 6,146,500 Alpha Class A Ordinary Shares in the aggregate, on the same terms and conditions as all other PIPE Investors. Such subscribed shares were converted into Ordinary Shares in connection with the Business Combination. The Company granted certain customary registration rights to the PIPE Investors in connection with the PIPE Financing.
Moreover, certain other related agreements were executed in connection with the Business Combination, including the Voting and Support Agreement, the Lock-up Agreement, the Shareholder Non-Redemption Agreement, the Sponsor Letter Agreement, the Shareholders Agreement, the Exchange Agreement and the A&R Registration Rights Agreement, each as described in “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Transactions Related to the Business Combination.”
Prior to the Closing Date, Alpha public shareholders exercised their redemption rights in respect of 19,622,439 Alpha Class A Ordinary Shares. As a result, immediately prior to the Closing Date, there were 3,377,561 Alpha Class A Ordinary Shares outstanding.
The Business Combination was unanimously approved by Alpha’s board of directors and at the extraordinary general meeting of Alpha’s shareholders held on August 2, 2022 (the “Extraordinary General Meeting”). Alpha’s shareholders also voted to approve all other proposals presented at the Extraordinary General Meeting. As a result of the Business Combination, Semantix has become a wholly owned indirect subsidiary of the Registrant. On August 4, 2022, the Ordinary Shares and the Warrants commenced trading on the Nasdaq under the symbols “STIX” and “STIXW,” respectively.

PART I	63	FORM 20-F

«Table of Contents

Due to the significant number of Alpha Class A Ordinary Shares that were redeemed in connection with the Business Combination, the number of Ordinary Shares that the securityholders can sell into the public markets pursuant to the Resale Registration Statement may exceed our public float. Furthermore, the 95,362,978 Ordinary Shares (including Ordinary Shares underlying Warrants) that may be resold pursuant to the Resale Registration Statement exceed the total number of outstanding Ordinary Shares (80,380,061 outstanding Ordinary Shares as of December 31, 2022, prior to any exercise of the Warrants). In addition, the Ordinary Shares beneficially owned by DDT Investments Ltd., Cumorah Group Ltd., ETZ Chaim Investments Ltd., Fundo de Investimento em Participações Multiestratégia Inovabra I—Investimento no Exterior and Crescera Growth Master Semantix Fundo de Investimento em Participações Multiestratégia, being the investment vehicles of certain of the largest Semantix Original Shareholders, represented 77.6% of our total outstanding Ordinary Shares Ordinary Shares as of December 31, 2022 and these holders have the ability to sell all of their Ordinary Shares pursuant to the Resale Registration Statement. Given the substantial number of Ordinary Shares registered for potential resale pursuant to the Resale Registration Statement (and the concentration of such Ordinary Shares among the largest Semantix Original Shareholders in particular), the sale of Ordinary Shares by the securityholders referenced above, or the perception in the market that the securityholders of a large number of Ordinary Shares intend to sell Ordinary Shares, particularly the largest Semantix Original Shareholders, could increase the volatility of the market price of our Ordinary Shares or result in a significant decline in the public trading price of our Ordinary Shares.
In addition, some of the Ordinary Shares which have been registered for resale pursuant to the Resale Registration Statement were acquired by the Selling Securityholders for prices considerably below the current market price of the Ordinary Shares. Even though the current market price is significantly below the price at the time of the initial public offering of Alpha, certain securityholders have an incentive to sell because they have purchased their Ordinary Shares at prices significantly lower than the public investors or the current trading price of the Ordinary Shares and may profit significantly so even under circumstances in which our public shareholders would experience losses in connection with their investment. In particular, the Sponsor, certain of its affiliates and the Semantix Original Shareholders may experience a positive rate of return on the securities they purchased due to the differences in the purchase prices. Based on the closing price of our Ordinary Shares on December 31, 2022 (i) the Sponsor and certain of its affiliates may experience a potential profit of up to $0.88 per share, (ii) the Founders may experience a potential profit of up to $0.88 per share and (iii) Inovabra and Crescera may experience a potential profit of up to $0.56 per share. As such, public shareholders of the Ordinary Shares have likely paid significantly more than certain of the securityholders referenced above for their Ordinary Shares and would not expect to see a positive return unless the price of the Ordinary Shares appreciates above the price at which such shareholders purchased their Ordinary Shares. Investors who purchase the Ordinary Shares on the Nasdaq following the Business Combination are unlikely to experience a similar rate of return on the Ordinary Shares they purchase due to differences in the purchase prices and the current trading price. Based on the closing price of the Ordinary Shares on December 31, 2022 and their respective purchase prices, the securityholders referenced above may receive potential profits ranging from $0.40 per share to up to $0.88 per share. In addition, sales by the Selling Securityholders may cause the trading prices of our securities to experience a decline.
Recent Acquisitions
We have a track record of acquiring businesses and technologies that provide us with new product offerings and capabilities and help us to penetrate new markets. We aim to increase our geographic footprint by expanding our addressable market and pursuing acquisitions or strategic investments in businesses to strengthen our presence in the Latin American region and globally.
We intend to continue to explore potential acquisitions and make targeted acquisitions that complement and strengthen our product portfolio and capabilities as well as our talent pool, or provide us with access to new markets.

PART I	64	FORM 20-F

«Table of Contents

LinkAPI
On December 21, 2020, we acquired 51.0% of the shares of LinkAPI, a company that offers software to facilitate application integration and Application Programming Interfaces (APIs) with scalability, control and security, for R$29.1 million. The strategic rationale for the acquisition of LinkAPI shares by Semantix was to harness the technological capabilities developed by LinkAPI to enhance data integration and reduce friction in relation to Semantix’s big data and artificial intelligence solutions. With the acquisition of our controlling stake, we began to consolidate the results of LinkAPI as of the date of acquisition on December 21, 2020, with the 49.0% attributable to non-controlling shareholders reflected as a non-controlling interest on our balance sheet prior to June 2021.
In June 2021, we exercised our call option to acquire the additional 49.0% of the LinkAPI outstanding share capital for R$51.5 million. Since that date, we no longer report non-controlling interest related to LinkAPI. For the years ended December 31, 2022 and 2021, LinkAPI generated R$26.9 million and R$19.4 million in revenues, respectively. For the period from December 21, 2020 to December 31, 2020, LinkAPI did not generate material revenues.
Tradimus
On February 21, 2020, we acquired 100.0% of the shares of Tradimus, a company that began its operations in 2012 and offers a comprehensive solution focused on improving the operational efficiency of hospitals, clinics and imaging and diagnostics companies, for R$4.4 million. For the years ended December 31, 2022, 2021 and 2020, Tradimus generated R$3.0 million, R$2.2 million and R$1.8 million in revenues, respectively.
As part of the formation of a partnership to develop valued-based healthcare solutions, on December 30, 2020, Tradimus and Excella, a subsidiary of Caledonia S.A., a third-party health service management company, entered into a memorandum of understanding pursuant to which Excella undertook the obligation to invest at the minimum R$10.0 million in Tradimus, subject to the fulfillment of certain conditions. On March 5, 2021, this investment was approved by the Brazilian antitrust regulator. On May 26, 2021, Excella became a shareholder of Tradimus as a result of a R$5.0 million investment, holding a 50.0% non-controlling stake, thus effectively diluting our stake in Tradimus. We received the remaining R$5.0 million investment by Excella in February, 2023
Zetta
On August 31, 2022, we entered into a share purchase agreement with the shareholders of Zetta to acquire 100.0% of the shares issued by Zetta for R$63.2 million, of which (i) R$25.0 million was paid on August 31, 2022 (concurrently with the execution of the share purchase agreement), (ii) R$22.5 million was paid on January 18, 2023 , (iii) R$5.0 million to be held in escrow to cover potential indemnification obligations owed to us, with any residual amounts outstanding after expiration of the applicable statute of limitations (i.e., five years) to be released to sellers, and (iv) R$15.0 million will be paid in two equal installments on December 1, 2023 and April 1, 2025, subject to the achievement of certain operational and financial milestones.
For the year ended December 31, 2022, Zetta generated R$6.9 million in revenues.
Elemeno
On January 4, 2023, we entered into a share purchase agreement to acquire 100% of the shares of Elemeno, which was concluded in February 2023.
Founded in 2021, Elemeno simplifies machine learning development by providing an end-to-end development framework, which includes not only automation but key no-code components for managing features and models, as well as an open software development kit (SDK) for custom use cases. With a fully managed, highly scalable infrastructure and a standard serverless architecture based on Kubernetes, Elemeno aims to allow customers to build ML models with ease and effortlessly resolve challenges that can be addressed through artificial intelligence.
The transaction was structured as a merger of a Semantix subsidiary with Elemeno, with the surviving company becoming a subsidiary of Semantix.

PART I	65	FORM 20-F

«Table of Contents

ATSaúde
On March 28, 2023, Semantix acquired acquired the assets, businesses and operations of ATSaúde as part of the company’s strategic plan to expand its offerings and presence in the Healthcare & Life Science industry in Brazil, with a specific focus on the pharmaceutical industry. ATSaúde is a Brazilian health data company that offers a curated and organized dashboard to the pharmaceutical industry in Brazil. It was founded in 2018 by André Marques dos Santos. The solution operates in a parameterized manner, aiming to ensure traceability and later auditability of processes and workflows.
Capital Expenditures
Capital expenditures are payments related to the acquisition of subsidiaries, property and equipment/prepayment right of use and intangible assets that are reflected in our net cash outflow from investment activities.
For the year ended December 31, 2022, capital expenditures amounted to R$ 61.6 million, of which (i) R$ 36.9 million related to related to the capitalization of development expenses in connection with our proprietary data platform (ii) R$ 24.1 million related to the acquisition of our controlling equity stake in Zetta and (iii) R$ 0.5 million related to the acquisition of property and equipment.
For the year ended December 31, 2021, capital expenditures amounted to R$21.9 million, of which (i) R$21.2 million related to the capitalization of development expenses in connection with our proprietary data platform and (ii) R$0.6 million related to the acquisition of property and equipment.
For the year ended December 31, 2020, capital expenditures amounted to R$42.3 million, of which (i) R$26.6 million related to the acquisition of our controlling equity stake in LinkAPI and Tradimus, (ii) R$15.1 million related to the capitalization of development expenses in connection with our proprietary data platform and (iii) R$0.6 million related to the acquisition of property and equipment.
For a discussion regarding how our capital expenditures are financed, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”
Corporate Information
The Registrant’s registered office is c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, and the Registrant’s principal executive office is Avenida Eusébio Matoso, 1.375, 10º andar, São Paulo, São Paulo, Brazil, 05423-180. the Registrant’s principal website address is www.semantix.ai. We do not incorporate the information contained on, or accessible through, the Registrant’s websites into this annual report, and you should not consider it a part of this document.
The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The SEC’s website is http://www.sec.gov.
B.Business Overview
Overview
Our mission is to empower organizations to optimize their data journeys by providing a data-centric platform to accelerate digital transformation and enhance business performance through seamless, low-code and low-touch data analytics solutions. Our proprietary data software is designed to allow customers to access data from any source and develop appropriate analytics to meet their industry and business needs. Our portfolio of products enables companies to commence their data lifecycle with simple solutions that can be later scaled-up and tailored with the objective of satisfying specific analytic demands and business circumstances.

PART I	66	FORM 20-F

«Table of Contents

Semantix was founded in 2010. With operations across Latin America and a growing presence in the United States, we offer proprietary SaaS data solutions and third-party software licenses together with highly complementary AI and data analytics services designed to enable companies to manage data effectively. Our software solutions aim to extract business insights and apply AI automation for our customers across their business processes, with us serving over 300 companies across a broad range of sectors, including finance, retail, telecommunications, healthcare, industrials and agribusiness, among others, with a varied client portfolio of all sizes, from small businesses to large enterprises.
We embrace a data-driven world where companies can harness the use of data to unlock insights for their businesses to improve efficiency and profitability. In furtherance of this vision, we pioneered the data cloud category in Latin America and seek to replicate this early success globally by offering build to suit data solutions that allow organizations to unify and connect to a single copy of all of their data effortlessly and securely. These data solutions eliminate silos and inefficiencies created by data storage in various cloud formats and on-premise data centers.
We offer a robust set of proprietary SaaS and third-party software solutions to our customers that allow them to simply, nimbly and securely manage their data. We believe our unique value proposition is an internally-developed, frictionless, end-to-end proprietary SaaS data platform, which we refer to as the SDP.
SDP seeks to reduce the complexity in the implementation of big data projects via an all-in-one proprietary platform that guides customers through their entire data lifecycles, from capturing data, to structuring that data in the form of a data lake, then providing easy access to such data for exploration and interaction and, finally, creating reports, dashboards and algorithms fueled by the data to enhance business performance. SDP also provides customers with the flexibility, scalability, and performance of having access to a global cloud from any of the leading platforms such as Microsoft’s Azure, Amazon’s AWS and Alphabet’s Google Cloud. This broad access is combined with a high degree of cost predictability that customers appreciate, particularly as SDP largely eliminates exchange rate risk in the pricing of services for Latin American customers that they would be otherwise exposed to licensing data solutions from international suppliers who primarily price their services in U.S. dollars. In addition, we have a team of software developers who can support all of our customers on a global basis at competitive rates.
The graphic below highlights the key features and competitive advantages of SDP:
While our proprietary SaaS business line has gained substantial momentum since 2020 and is expected to be a key growth driver in accordance with our strategic plans, the majority of our revenues continue to be derived from the resale of third-party software licenses that we purchase from third-party data platform software providers located outside of Brazil, such as Cloudera and Elastic. In the years ended December 31, 2022 and 2021, 61.3% and 62.0% of our revenues, respectively, derived from our third-party software business line; 21.0% and 18.8%, respectively, derived from our proprietary SaaS business line, and 17.6% and 19.2%, respectively, derived from our AI & data analytics business line.

PART I	67	FORM 20-F

«Table of Contents

Whether through our own technology or third-party technology, we resolved the challenges posed by multiple data silos and data governance by providing frictionless data access to users in a scalable and safe manner with almost no maintenance requirements. Any and all enhancements to our data software are also provided by our technical team, which we believe is a key differentiating factor favoring us vis-à-vis global data software providers and provides a diversified revenue stream to us. With an enterprise ready, stack agnostic, all-in-one software development approach, we seek to guide customers with all their data needs supported by 24x7 premium customer care for our SaaS solutions.
Key Business Areas
We offer data solutions through (i) our proprietary SaaS software solutions, primarily our proprietary data integration platform SDP, which we expect to propel future revenue growth at an accelerated pace with attractive margins, (ii) third-party software licenses and (iii) AI and data analytics services, which we offer to customers to further enrich their data journeys. The graphic set forth below summarizes our key business areas:
We pursue a “land and expand” strategy through which we first introduce customers to simple, entry-level data software via third-party licenses and, over time, aim to enhance customers’ data generation and interpretation with the more robust and multifaceted capabilities of SDP, thus, in the process, migrating these customers to higher margin products through this transition to SDP software. We have been able to make this transition happen. In 2019, 99.0% of our revenues from data software products were derived from the resale of third-party software licenses. By 2022, approximately 21.0% of our revenues were derived from our proprietary SaaS business line, which we believe demonstrates the importance of our proprietary solutions as a growth driver.
This increasing relevance of our proprietary SaaS platform was accelerated following our December 2020 acquisition of LinkAPI, through which we acquired the capability to build, monitor and manage integration and application programming interfaces (“APIs”), thus fortifying’s SDP’s functionality by allowing SDP to access data from any and all data lakes with over 200 pre-ready components to facilitate speedy integration (for additional information regarding the LinkAPI investment, see “—History and Development of the Company—Recent Acquisitions—LinkAPI.” ).
Given this substantial momentum driving our proprietary SaaS business area, we seek to further expand this business area as follows: (i) migrate customers using third party platforms to SDP, and (ii) in some cases, offer SDP initially to certain new customers, while for other new customers, we will develop a data plan to start with third-party software and then eventually advance to SDP.
We resell licenses of international software providers such as Cloudera, Elastic, Confluent, among others, to our customers, focusing on licenses for data lake creation, data search and data visualization in particular. While third-party software remains a relevant part of our business, our focus going forward will be to deploy and implement SDP as our core offering in the future. Our SDP SaaS business has become increasingly more significant to our revenue mix, particularly since 2020.

PART I	68	FORM 20-F

«Table of Contents

SDP Overview
Our SDP data platform is an all-in-one solution that enables companies to pursue a complete digital journey and supports a growing variety of industry verticals and data needs. The data cloud collection, storage and utilization processes of SDP are summarized below:
•First stage—data sources: several pre-formatted connectors capture data from different systems, files, data bases and APIs, thus enabling the building and handling of data lakes with greater ease;
•Second stage—data loaders: with the captured data, data loaders enable the construction of a data lake in properly organized, normalized and clean layers (consisting of the raw layer of unaltered ingested data, which users can then transform on a trusted layer and finally make it available for business intelligence reports and consumption on the service layer);
•Third stage—data visualization: after data is available for consumption, our platform creates reports and dashboards to facilitate greater data insight for our customers;
•Fourth stage—machine learning development (data sandbox): at this point, our platform applies data science and hypothesis testing to create algorithms, machine learning models, deep learning and other applications; and
•Fifth stage—data sharing (monetization): management of APIs and connections, allowing monetization of data in secure, governed, and compliant ways.
Through our SDP solution, customers are able to combine their existing data with newly generated data for a broader and more comprehensive data view, while simultaneously enhancing data insights and even facilitating the creation of new revenue streams to improve efficiency and profitability across business processes.
Moreover, we provide AI & data analytics services, including cloud monitoring, data integration, data science and data engineering, in addition to providing training related to SDP’s software.
Growth Strategies
We believe we are well-positioned to expand our presence as a data leader across Latin America and globally. This expansion strategy is bolstered by structural competitive advantages provided by our own integrated platform and proprietary technologies with vast untapped potential to be further unlocked. In particular, we intend to pursue the following vectors for sustainable growth:
•Roll-up of proprietary products and solutions: we aim to accelerate the expansion of our proprietary SaaS data software solutions and increase this business area’s relevance in terms of our revenue mix. Guided by a clear “land and expand” strategy with companies and with a product roadmap aimed to better serve large and mid-sized enterprises, we believe that certain of our customers will naturally migrate away from third-party products offerings to our proprietary solutions. In this way, we expect to be able to extract further value from our existing client portfolio, with our legacy business serving as a strong source of referrals for our proprietary platforms and solutions. Moreover, our increased offering of AI & data analytics services facilitates a deepening of our customer relationships, which, in turn, presents additional cross-selling and upselling opportunities for our proprietary solutions.

PART I	69	FORM 20-F

«Table of Contents

•Expand global footprint through selective geographic extension to attract diverse customers across geographies: We believe that most organizations will eventually universally embrace a data-centric business approach, as evidenced by an increase in public cloud adoption, and, therefore, that there is a substantial opportunity to continue to grow our customer base globally. We intend to pursue geographic expansion through focusing on increasing penetration in countries where we are already present, such as in Brazil, Colombia, Mexico and the United States, while landing and expanding into new locations, including other Latin American and European markets and eventually Asia. We believe that this increased global penetration will be driven by the expansion of LatAm-based customers who decide to expand outside of their local markets, as well as multinationals that develop a software solution to serve their Latin American operations and then seek to implement it across their operations around the globe. We believe we are well-positioned to capture this global expansion trend with a portfolio of products with global reach, internationally competitive pricing and the ability to provide 24x7 support in English. In recognition of such qualities, several of our international technology partners with operations outside of Brazil have already indicated interest in having us serve regional and local customers in these other jurisdictions. To drive new customer growth, we intend to continue investing in sales and marketing both in Brazil as well as in our core expansion markets. We intend to expand our operations internationally both organically and via acquisitions. Our acquisition of Elemeno, a US-based, cloud-managed, machine learning operations (MLOps) platform provider focused on helping businesses leverage the benefits of artificial intelligence, is demonstrative of this focus to strategically expand geographically. For the years ended December 31, 2022 and 2021, 9.6% and 12.0% of our revenue, respectively, was generated outside Brazil.
•Expand relationships with existing customers and focus on cross and up-selling opportunities: As customers realize the manifold benefits of our SDP software platform, they typically increase their platform consumption by processing, storing and sharing more data, and gradually replacing third-party software products. In this way, our client relationships typically begin with offering a single software product or service and, over time, evolve to encompass a full range of data solutions across a broader range of platforms. To this end, we intend to continue to expand the scope of the technical services provided by our software engineers as well as build to suit data software solutions to existing clients, particularly through increased investments in enhanced upselling and cross-selling efforts. We intend to focus such endeavors on large customers with expansive data needs in order to promote scale and operating leverage in our software and technical services.
•Execute bolt-on acquisitions with strategic value: We intend to pursue selected strategic acquisitions, joint ventures, investments and alliances that can (i) accelerate the execution of our business plan, (ii) maximize cross and up-selling opportunities, and (iii) strengthen our relationships with regional, pan-LatAm and multinational players to expand awareness and usage of our product portfolio. In addition, we intend to pursue acquisition opportunities that may expand our technological and software development capabilities, add proprietary intellectual property and bring experienced, talented and dedicated professionals to the team. An example of this is the 2020 bolt-on acquisition of LinkAPI, through which we were able to capture certain technological capabilities developed by LinkAPI to enhance data integration and reduce friction in relation to our big data and artificial intelligence solutions. Other examples are the acquisition of (i) Zetta, which we expect to complement the SDP offerings and strengthen the healthcare business vertical, which caters to a sizeable and fast-growing market,(ii) Elemeno, which we expect to complement and enhance the SDP offering and specifically strengthen SDP’s MLOps suite, and (iii) ATSaúde’s assets, businesses, and operations as part of our strategic plan to expand our offerings and presence in the healthcare and life science industry in Brazil, with a specific focus on the pharmaceutical industry.

PART I	70	FORM 20-F

«Table of Contents

An overview of our growth strategies is set forth in the graphic below:

Acquire new customers

- GTM focus
- Increase penetration in the Americas

Roll-up of our products and solutions

- Migration to proprietary data-centric solutions
- Execution of our product roadmap

Expand within our current client base

- Increase cross and up-selling within our clients

Execute bolt-on acquisitions

- Perform new accretive acquisitions of several targets already mapped
- Benefit from shared services center and integration expertise
- Currently evaluating key acquisition opportunities

Expand globally

- Increase penetration and growth outside the Americas

Market Opportunity
We believe we are poised to capitalize on positive industry trends on multiple fronts across business areas. Recent technology and market trends are transforming the ways organizations use data, which we believe will favor us, including:
•Companies must digitally transform their businesses to maintain competitiveness. We have observed that the digitalization journey is a top priority for nearly all global organizations irrespective of industry with a fundamental shift in the way organizations use technology to interact with their customers and compete. Today, software applications are a critical driver of business performance. In turn, poor technology performance negatively impacts user experience and results in lost revenue, customer churn, negative brand perception and reduced employee productivity. In response to this, companies across industries are heavily investing to digitally transform their businesses and enhance customer experience.
•Data is at the heart of business innovation. We believe data is the key input in a company’s digital transformation, enabling richer insights for business optimization. Data has transformed the parameters for managing customer relationships, delivering engaging and personalized customer experiences, anticipating new market trends, predicting customer behavior and informing new business strategies. We believe organizations everywhere are seeking ways to transform their businesses by capturing, analyzing, and mobilizing data.
•Data creation and replication is growing at a rapid pace and at a faster rate than installed storage capacity. The increase of cloud-based applications and connected devices have led to an explosion of digital data. According to the International Data Corporation (“IDC”), a global provider of market intelligence for the information technology and consumer technology markets, 2020 marked record growth in terms of data created and replicated, due in part to the dramatic increase in the number of people working, learning, and entertaining themselves from home, reaching 64 zettabytes of data created or replicated in 2020. According to IDC forecast studies, this figure is expected to grow to up to 181 zettabytes of data by 2025, representing a potential estimated CAGR of 23% between 2020 and 2025. Also according to IDC, data creation and replication is expected to grow at a faster rate than installed storage capacity. This data contains valuable insights for organizations to improve agility, accelerate innovation and better manage costs.

PART I	71	FORM 20-F

«Table of Contents

•Increasing demand for innovation based on data. According to industry forecasts, worldwide big data and analytics markets are expected to grow substantially between 2020 and 2024, reaching a projected total addressable market of US$88.6 billion by 2024, of which (i) the analytical data stores market is expected to reach US$32.6 billion, (ii) the transactional databases market is expected to reach US$48.2 billion and (iii) the data integration/intelligence software market is expected to reach US$7.9 billion. We believe such trends support a long runway for high growth for us, as data analytics solutions coupled with cloud-based platforms offer an attractive share gain opportunity against legacy (mainly on-premise) incumbents and also creates a market expansion opportunity on the back of increasing demand for more innovation.
•Data transformation of key sectors of the economy, particularly healthcare. According to market research produced by Grand View Research, the healthcare data analytics segment’s total addressable market globally is estimated at approximately US$35 billion in 2022 and is expected to reach US$167 billion by 2030. Our 2022 acquisition of Zetta, a Brazilian health analytics startup, aims to capture these growth opportunities in the healthcare industry, which we expect to continue to be transformed by data-driven solutions.
•Data marketplace opportunities. We expect businesses and executives seeking increased innovation and insights to enhance data-driven decision making by complementing their own data sets by third-party data and products. To this end, in March 2023, we announced the launch of Semantix Data Marketplace, which connects users to numerous data providers, services and applications, with the goal to greatly expand our total addressable market. According to a market research report produced by Grand View Research, data marketplace has an estimated growth potential of US$5.7 billion worldwide by 2030.
The Artificial Intelligence Opportunity
Big data and AI have a powerful synergistic relationship, with data essentially fueling AI, thus furthering potential opportunities for us as an organization to seek partners to guide their AI efforts as a natural part of their overall data journeys.
Organizations seeking to develop AI projects internally would need to assemble dedicated teams to develop complex analytical models and devote significant time and financial resources to build big data infrastructure and data governance management, resulting in high aggregated costs and related risks in the development of an AI infrastructure with limited access to high performance technologies. Consequently, 53% of organizations rated their own ability to mine and exploit data as “limited,” according to data compiled by the technology research and consulting company Gartner, Inc. in 2020, which we believe reinforces the need for companies to rely on external providers to fill the gap and to support their data journey.
In order to address AI challenges, we aim to streamline and reorient the data journey for companies in a frictionless way via an all-in-one platform that encompasses the entire AI lifecycle, infrastructure automation, data integration, data engineering and data visualization. Companies are increasingly leveraging proprietary data combined with external sources to enhance AI models capabilities. At the same time, recent trends such as generative AI applications are widening the range of possibilities to interact with data and consume insights from AI models. In furtherance of this goal, we have recently acquired Elemeno, a company focused on accelerate artificial intelligence adoption for businesses and organizations. In March 2023, we launched Semantix GenAI, our proprietary business-to-business solution for companies to streamline training and finetuning of their own generative AI models. For more information, see “—History and Development of the Company—Recent Acquisitions—Acquisition of Elemeno.”
Products and Solutions
We offer a powerful set of data solutions to guide our customers’ data journeys built on a cloud-native architecture to achieve a high level of scalability.
Software as a Service (SaaS) – Proprietary Data Platform
Our proprietary SDP platform has become increasingly significant to our revenue mix, particularly since 2020. We expect this trend to accelerate as our customers increasingly migrate from third-party platforms to SDP. SDP offers data integration, data operations (DataOps), machine learning operations (MLOps), data governance, data sharing and data visualization with an intuitive user-friendly interface.

PART I	72	FORM 20-F

«Table of Contents

Our proprietary SaaS solutions utilize a flexible pricing model adaptable to diverse customer needs with variable pricing based on size and usage capacity along three main metrics: (i) storage (cloud) space utilized, (ii) number of pipelines or flows of data and (iii) number of platform users.
SDP – The Multi-Cloud Data Platform
The SDP is a multi-cloud, native SaaS data platform aimed to facilitate quicker implementation of big data and data science projects using public clouds with access to pre-configured dashboards and algorithms available through our AI Store. Our customers may select which public cloud they want to use at the onset of their SDP engagement, and may migrate from one cloud provider to another after implementing the data solution.
The SDP infrastructure is set forth on the graphic below:
We believe our SDP creates value for our customers by enabling the following main business objectives for our customers:
•Driving deeper insights towards becoming a data-driven business and unlocking new monetization streams. Our platform allows customers to implement big data projects through the elimination of data silos while still maintaining a high level of data governance. SDP offers embedded tools that enable organizations to drive greater insights, improve products and services and pursue new business opportunities.
•Increasing agility while reducing time spent managing infrastructure. Our platform consolidates data into a single, analytics-ready source of truth, simplifying governance and minimizing errors, complexity, and costs associated with managing data silos. As a result, organizations have the power to map, extract, ingest and treat real time data.
•Implementing a cross-border multi-cloud strategy. Our platform allows customers to pursue a global multi-cloud strategy, aiming to provide the most appropriate cloud strategy that best fits each data challenge in each region. By doing so, the platform can optimize the best features and functionality that each public cloud provides, without relying specifically on a single public cloud provider.
•Access data with security. We believe that our platform adopts best practices in terms of data security and governance, including the encryption of data stored or in transit, providing security to share data within an organization or to any other party.

PART I	73	FORM 20-F

«Table of Contents

Organizations use SDP to power the following use cases:
•Data Integration: SDP allows customers to capture data from any source using modular functionalities with a full set of integration tools available on demand for structured and unstructured data.
•DataOps: SDP allows customers to accelerate the process of deriving value from data, creating agile pipelines to explore and transform data from data lakes, improving the quality of insights.
•MLOps: SDP allows customers to standardize and streamline the continuous delivery of high-performing models instantaneously, creating pipelines, training models, auto scaling, and monitoring AI models.
•Data Governance: SDP allows customers to monitor data to predict and prevent failures, providing real-time visibility into the data’s current state, with data catalog, data discovery and data lineage.
•Data Sharing: SDP allows customers to share live data within an organization and externally with governance and security, while maintaining a single source of truth.
•Data Visualization: SDP allows customers to create reports and dashboards using data from modules already integrated in the platform.
•Data Marketplace: SDP allows customers to leverage organized and curated third-party data, significantly increasing our total addressable market in the data marketplace segment.
•Generative AI: SDP allows customers to fine-tune generative models through Semantix’s serverless infrastructure for development and deployment
Our AI Store plays an important complementary role along the end-to-end journey of big data projects, consisting of a store with pre-configured algorithms classified by use case or industry. The AI Store enables customers to work with machine learning, advanced analytics and AI models using the functionalities of SDP.

PART I	74	FORM 20-F

«Table of Contents

The graphic below shows the data journey of our customers through SDP:

Semantix
Data Platform
Datasources
Databases
Legacy Systems
SaaS Apps
Applications
Web Services
Files
Data Loaders
Raw Data
Trusted Data
Service Data
Data Lake
Catalog
Discovery
Lineage
Data Sharing
Data Visualization
M.L Development
Add-ons
Insights Stores
A.I.Store
AI

In 2022, we have taken the following steps for the further development of SDP: (i) release of Semantix Data & AI Marketplace, with a new array of features that significantly streamline the analytical journey for users of SDP, providing an app store-like experience that puts frequently used data sets and pre-packaged, vertical specific algorithms at the fingertips of data scientists and business analysts; (ii) launch of Analytics Chat, a new feature that enables users of SDP to gain analytical insights into their businesses’ performance via an easy-to-use chat interface; (iii) introduction of a new data catalog governance feature, which allows centralized management and lineage of data through SDP, adding a new layer of security, data governance and privacy; and (iv) addition of a real time and streaming capabilities to SDP, that can potentially cater to a US$50 billion total addressable market, according to calculations performed by Confluent in December 2020.
In March 2023, we reformulated and relaunched Semantix Data Marketplace, which enables customers to leverage organized and curated third-party data, significantly increasing our total addressable market in the data marketplace segment, and launched Semantix Generative AI, empowering customers to fine-tune generative models through our serverless infrastructure for development and deployment. These products are integrated with SDP. There was also an update of SDP’s integration module adding 17 new features and improving overall performance and strengthening the product low-code profile.
Below is a description of certain key data functions applying AI to enhance customer business performance across industries using our solutions:
•Finance: We serve financial institutions using data to predict customer behavior, offer real time stock market insights, fraud detection and prevention, risk analysis and manual processes automation. We also provide solutions to the credit market, to support the operational flow of credit, credit scoring, portfolio management and transaction security.

PART I	75	FORM 20-F

«Table of Contents

•Health: We serve healthcare plans operators, health insurance brokers, hospitals, clinics, imaging and diagnostics facilities, companies and pharma industries using data to collect patients’ records and monitor hospital and healthcare facility performance and providing analytics and insights, including the tracking of employee absenteeism. We also provide third-party curated data-sets for improving decision-making. Big data applications in healthcare can also help prevent epidemics, treat diseases, reduce medical costs, improve financial indicators and better manage medical accounts receivables.
•Retail: We apply data from retail operations to deepen understanding of consumer spending habits and help attract new customers. Big data in retail also enables companies to provide targeted marketing to consumers and recommend specific products and services to customers based on insights from customers’ data and purchase history, resulting in personalized shopping experiences and improved customer service. Within the retail category, we, through our Live Shopping solution, offer an additional service to retailers to enhance brand awareness and marketing when launching new products via a live video streaming online shopping experience. In addition, we offer our Smart ID solution to retailers with the objective of facilitating easy, safe and fast customer authentication, e-service registration and digital consent. Finally, through our Intelligent Chat solution, we facilitate real-time conversations among companies, customers, partners, vendors, suppliers and other external parties to improve customer confidence and loyalty.
Third-Party Software
We also sell third-party software licenses that we purchase from third-party data platform software providers located outside of Brazil. Such third-party software providers have a variety of use cases overlapping with SDP, including solutions for data ingestion and storage, and performance of data analysis and visualization, as well as other solutions that are not native to SDP, such as search (for workplace search, app search and site search) and observability (for logging, metrics and application performance management). In addition to being sold as separate features, we may add certain of these third-party software functionalities into SDP on a case-by-case basis.
We serve various sectors through our third-party software business line, including the finance, retail, telecommunications, healthcare, industrials and other sectors.
We resell third-party software licenses to our customers through two main modalities:
•The Marketplace Model, consisting of the resale of third-party software licenses to our customers without any support-related service in connection with the licensed software; and
•The Managed Service Provider Model, which is the main sales model in our third-party software business area (constituting approximately 70.1% and 70.8% of our sales from third-party software licenses for the years ended December 31, 2022 and 2021, respectively), consisting of the resale of third-party software licenses combined with assistance provided by our specialists to our customers in connection with the software installation.
Like us, third-party software providers help companies accelerate their digital transformation and extract real-time insights from data to drive value and competitive differentiation. Accordingly, the third-party software licenses that we resell are designed to enable companies to better manage their data lifecycle, including flow management, streams management, data engineering, data warehousing, streaming analytics, operational databases and machine learning.
Most of the licenses we purchase for resale are denominated and payable in U.S. dollars to suppliers located outside of Brazil. Accordingly, although the price we charge our customers for these licenses in Brazil is denominated in reais, the prices charged to our Brazilian customers are linked to the U.S. dollar to minimize foreign exchange exposure.
Pricing of contracts for the resale of software licenses is based on the price of the underlying license, consisting typically of a fixed amount set forth in the contract depending on the specific license, subject to adjustment for inflation and foreign exchange variation. Certain relevant customers may be able to set a maximum exchange rate pursuant to which the variation of the price of software licenses may be subject.

PART I	76	FORM 20-F

«Table of Contents

Despite being a reseller, most of the third-party software contracts executed with our customers provide that we are responsible for any software-related issues given that the customers have a relationship with us, not with the software providers. However, we are contractually entitled to receive indemnification from our suppliers in connection with damages incurred by our customers in relation to the third-party software so long as such indemnification is sought within 12-months of the incident giving rise to such obligations. In addition, third-party software contracts under the managed service provider model establish certain service level metrics by which the effectiveness of the services provided by us is monitored. Third-party software contracts may not be early terminated by our customers unless we are entitled to terminate our contract with the relevant supplier without penalty.
AI & Data Analytics Services
We also provide AI & data analytics services, including consulting, cloud monitoring, data integration, data science and data engineering, in addition to providing training related to our proprietary platform. In this way, we seek to leverage data gathered via third-party software and SDP to support the creation of algorithms focused on AI and data analytics, data visualization and data sharing. Revenues from our AI & data analytics service contracts are based on the hours of services provided and the rate per hour for the employees providing the services.
For addition information regarding our data science and software engineering teams, see “—Software Engineering and Research & Development” below.
Our Technology Lifecycle
SDP offers a complete system for the creation and implementation of big data projects: from the data source, to data ingestion, then data preparation and, finally, data modelling. We integrate data from various data lakes (raw, trusted, services layers), allowing the creation of algorithms for consumption via API management (data sharing) as well as visualization of insights via dashboards and reports. We are also able to provide 24x7 support to guide our proprietary data solutions and an array of complementary AI & data analytics services.
We developed integrated and innovative technologic tools across our SDP to power our data solutions, including for data storage, data interaction, data sharing and security and authentication.
Data Ingestion
One of the biggest challenges in implementing big data projects is consolidating data from various sources, which SDP resolves through data ingestion from multiple sources, including relational databases, APIs and custom connectors in order to address diverse customer needs. This powerful data ingestion is facilitated via LinkAPI’s solution incorporated into SDP, which provides an abstraction for ingestion between the source and the platform, as further described below:
•Multiple Sources: SDP’s data ingestion system includes over 200 connectors available for tools, databases and preexisting systems. This allows the ingestion of data from the user source to SDP at a fast pace with limited configuration.
•Partitioning: SDP automatically segments data by ingestion time, making the raw layer easily accessible, and allowing customers full control over the partitions they are managing to improve scalability and optimize performance.
•Scheduler Groups: We offer ways to group different tables of the same database in different segments, allowing multiple scheduler configurations for each specific group.
Data Storage
From the moment of data ingestion into SDP, all data and files are maintained on a reliable object storage, with virtually no storage limit. This allows engineers to be able to focus on the transformations without having to worry about capacity limitations.
•Cache: SDP maintains a cache layer between the data warehouse and the object storage for performance enhancement.

PART I	77	FORM 20-F

«Table of Contents

•Format Flexibility: SDP allows the user to choose between multiple formats, including CSV, Parquet, Avro and others, to better fit its application.
•Storage Options: Users can opt between cloud data storage solutions provided by Google (Google Cloud Storage, or “GCS”), Amazon (Amazon Simple Storage Service, or “S3”) or Microsoft’s Azure.
Data Interaction
SDP’s data warehouse and processing environment allows customers to utilize Structured Query Language (“SQL”) to make queries, execute python scripts or spark scripts, which are then integrated with all layers of the data lake:
•Data Warehouse: Our data warehouse provides an ACID (Atomicity, Consistency, Isolation, Durability) compliant environment and fast processing of large datasets (petabytes).
•Jobs: The Jobs module provides an interface in which users can schedule SQL, python and/or spark scripts in a versioned manner (using the git programming language). Alongside with the SQL/python editors, the user can also make use of automated ready-to-go transformations that make engineers’ jobs easier.
•Sandbox: We also provide notebooks inside SDP with access to the data lake where users can interact and enter an exploratory mode.
•SQL Lab: SDP offers an easy-to-use SQL assistant with auto-complete on the data lake layers, which means that engineers can quickly test queries and gather information.
•Organized Layers: The ingested data is written in SDP’s raw layer, so users can transform the data on the trusted layer and make it available to business intelligence reports on the service layer. These are the recommended default layers, however, the user has full power to overwrite the existing layers as well as to create new ones.
Data Sharing
SDP enables sharing via SQL Lab in small quantities and through an API account that makes the data available for other systems. Only users with permission can access this endpoint.
Data Visualization
SDP includes a visualization module where users can create different screens and dashboards. This visualization module is already integrated at all data layers of the platform, as well as access permissions layers, so only users with access to specific visualization/dashboards can view.
Security and Authentication
SDP allows profiles with different permissions. The authentication is very simple to use and is valid throughout all platform extensions.
•Authentication: SDP has its own single sign-on (“SSO”) authentication, meaning that once users are authenticated they can access every service they have permission to access.
•Role Access: SDP provides a role-based security model access control, with granular privileges on system objects and actions.
•Encryption: SDP encrypts all data at rest, as the data in motion is maintained in an isolated environment, always with a high security level.

PART I	78	FORM 20-F

«Table of Contents

Customers
As of December 31, 2022, we had over 300 customers in the finance, retail, telecommunications, healthcare, industrials and other sectors. Our customers consist of large and medium enterprises as well as small and midsize businesses.
Our solutions support various use cases for the benefit of our customers. Companies’ management teams benefit from our solutions in order to bring efficiency, speed, assertiveness and optimization to decisions. Chief Information Officers (CIOs) benefit from transforming raw data into analytics. Project and business leaders benefit by capturing optimization metrics for their most relevant businesses. Data scientists optimize their capabilities for building new algorithms. CEOs benefit from having a strong ally capable of increasing their revenues and enabling effective cloud management.
For the years ended December 31, 2022, 2021 and 2020, our largest customer, based on revenues, accounted for 18.1%, 11.4% and 10.2% of our revenue, respectively, and our ten largest customers together accounted for 50.2%, 53.8% and 59.7% of our revenue, respectively. For additional information regarding customer concentration, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—A significant portion of our revenue is derived from a small number of customers and partial or full loss of revenues from any such customer may adversely affect us.”
Our largest customers typically engage us for more than one software product or solution together with complementary data analytics and other support services, each pursuant to separate contracts with varying scopes and durations based on the type of product or service.
Below is a summary of our existing contracts with our largest customers:
License and Service Contracts with Leading Credit Reporting Company
Third-party Software and AI & Data Analytics Services
Since 2018, we have licensed third-party software to a leading credit reporting company in Brazil and, in connection with such software, have provided various support services. Our contracts with this customer are governed by Brazilian law and range in duration from 18 to 36 months, subject to renewal. In addition, we provide separate consulting and data analytics services to this credit reporting company pursuant to contracts typically with a term of less than one year.
Pursuant to certain of these contracts, we must indemnify the credit reporting company for all losses arising from their commercial relationship.
In all of our contracts with this customer, the credit reporting company may terminate the contracts without cause by providing 30-days prior notice, and we may terminate without cause by providing 120-days prior notice. In addition, each party may immediately terminate the contracts if the other party commits an unremedied breach or the other party suffers insolvency type events. Each party may also immediately terminate as a result of acts or facts that prevent the performance of the contracts, or a change in corporate structure or corporate purpose that may impact the performance of the contracts or impact any third-party rights. We obtained a waiver from this customer in connection with the Business Combination. Moreover, the credit reporting company may immediately terminate the contracts if we file a legal proceeding against it to dispute any matter. If the termination is in response to any action, inaction or fault of us, we will be subject to penalty.
Proprietary SaaS
Furthermore, since 2020, we have licensed Open Galaxy and our ID proprietary SaaS software to this credit reporting company and, in connection with such software, also provide various consulting and support services. We offer these proprietary solutions to this customer pursuant to a Brazilian law governed contract with an initial term of 38 months, expiring December 5, 2023, which will automatically be extended for successive terms of 38 months if neither party expressly disagrees.

PART I	79	FORM 20-F

«Table of Contents

Under the contract, we will not be liable for any indirect or incidental damages arising from, or related to, the credit reporting company’s inability to use our products.
Each party may terminate the contract without cause by providing 90-days prior notice. In addition, each party may immediately terminate the contract if (i) the other party commits an unremedied breach, (ii) the other party suffers insolvency type events, or (iii) the contract is suspended due to legal violations or acts of God and force majeure events. We may also immediately terminate as a result of a change in our relationship with the partners used for the provision of our services or if compelled by law or court order.
License and Service Contracts with Large Telecom Company
Since 2018, we have licensed third-party software to a large telecom company and, in connection with such software, have also provided various support services. Our contracts with this customer are governed by Brazilian law and range in duration from 12 to 24 months, subject to renewal.
Pursuant to these contracts, we must indemnify the telecom company for all losses arising from their commercial relationship.
The telecom company may terminate the contracts without cause by providing 30-days prior notice. In addition, each party may immediately terminate the contract at will if the other party commits an unremedied breach or suffers insolvency type events. Each party may also immediately terminate as a result of (i) cancelation of licenses necessary for the performance of the contracts, (ii) negligence or bad performance, (iii) acts or facts that prevent the performance of the contracts or (iv) the assignment or transfer of the contracts.
License and Service Contracts with Large Financial Institution
Since 2017, we have licensed third-party software to a large financial institution and, in connection with such software, have also provided various support services. Our contracts with this customer are governed by Brazilian law and range in duration from 12 to 24 months, subject to renewal. In addition, we provide separate consulting and data analytics services (mainly data engineering) to this financial institution pursuant to a Brazilian law governed contract with a 36-month term.
Pursuant to these contracts, each party must indemnify the other party for all losses arising from negligence and willful misconduct, provided that a pro rata contribution shall apply if the other party contributed to the damages.
Each party may terminate the contracts without cause by providing 30-days prior notice. In addition, each party may immediately terminate the contracts at will if the other party commits an unremedied breach or a legal violation, or files a legal proceeding that may affect the rights and obligations under the contracts. The financial institution may also immediately terminate at will if we suffer insolvency type events or there is a change in our ownership structure that may (i) compromise the performance of, or conflict with, this customer’s interests and activities, (ii) violate governmental regulation or (iii) compromise our technical and/or financial aptitude. Moreover, the financial institution may immediately terminate at will if we commit any act that is harmful to public order or if it has reasonable belief that any such act was committed by us.
License and Service Contracts with Next
Since 2021, we provide big data AI & analytics solutions to Next Tecnologia e Serviços Digitais S.A. (“Next”), Banco Bradesco S.A.’s digital banking subsidiary, pursuant to a service contract initially valid until April 2022, subject to renewal. On April 27, 2021, Next expanded the scope of contracted serviced to also include API development services related to open banking also through April 2022, subject to renewal. On March 29, 2022, Next renewed the service contract with us until April 2023. For additional information, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”
Pursuant to these contracts, we must indemnify Next for all losses arising from negligence and willful misconduct.

PART I	80	FORM 20-F

«Table of Contents

Each party may terminate the contracts without cause by providing 30-days prior notice. In addition, each party may immediately terminate the contracts at will if the other party commits an unremedied breach or suffers insolvency type events. Next may immediately terminated the contracts at will if our authorization to provide its services and products is cancelled, we suspend our activities over 30 days or if we breach any labor, confidentiality and data protection obligations.
Case Studies
The following are examples of how we empowered important customers to transform their data into actionable insights:
•Luxury Automotive Company
•Background: the customer is one of the largest luxury automotive manufacturers in the world selling luxury passenger cars and off-road vehicles, trucks, vans, and buses. In Brazil specifically, it is one of the country’s largest manufacturers of trucks and buses. The manufacturer was facing disruptions in its production lines, leading to operational interruptions.
•Our Solution: the manufacturer used third-party software licenses coupled with AI and data analytics services to develop and implement AI models to monitor production disruption and identify the problem source.
•Key Benefits:
•significant reduction in production lines disruption;
•higher efficiency in vehicle delivery audit;
•reduction of assembly problems arising from ecosystem moisture; and
•accelerated identification of defective parts in the production process.
•Multinational Electronics Company
•Background: the customer is a manufacturer and seller of electronics and computer gadgets. It is one of the largest electronics companies and one of the most valuable brands in the world, with presence in Brazil for over 30 years. The electronics manufacturer needed an all-in-one integration solution and APIs to connect all of its e-commerce operations in Latin America.
•Our Solution: the manufacturer implemented our data integration solution to integrate its e-commerce operations in Latin America.
•Key Benefits:
•real time data insights; and
•significant improvement in the integration of its global activities and operations, by means of an important increase in the number of APIs used per year.
•Large Financial Institution
•Background: the customer is one of the world’s largest financial institutions, with a strong presence in Brazil. The financial institution was experiencing a shortage of AI experts and big data technology to build its business intelligence infrastructure, comply with regulatory requirements and prevent fraudulent transactions.
•Our Solution: the financial institution used third-party software licenses coupled with AI and analytics provided by us to create a real time big data consumption API in order to deliver customized offerings to clients, comply with regulatory requirements and reduce fraudulent transactions.
•Key Benefits:
•real time business intelligence;
•real time fraud prevention system; and
•development of other projects as a result of the implementation of the solution, such as fraud monitoring and compliance.

PART I	81	FORM 20-F

«Table of Contents

•Large Telecom Company
•Background: the customer is a mobile telecommunications services provider that offers service both in Brazil and abroad and encourages mobile phone users to earn credits through a loyalty program. The telecom company was lacking real time control of user consumption, with the effect of thwarting optimization of its customers’ lifetime value.
•Our Solution: the telecom company used third-party software licenses combined with AI and data analytics services to deliver a real time big data consumption API in order to provide customized offerings to its clients.
•Key Benefits:
•real time data consumption monitoring of every device;
•the offering of customized products and services driving boosts in customer lifetime value; and
•the telecom company being now positioned as one of the largest machine-to-machine (“M2M”) companies in Brazil.
Sales Channels and Marketing
We sell our products and services to enterprises and governmental organizations through our direct sales team, consisting of 91 individuals (account executives, sales development representatives, and pre-sales personnel). Our direct sales team is segmented as follows:
•Key Accounts Team: focused on telecom companies, major Brazilian financial institutions and governmental entities;
•Corporate Accounts Team: focused on companies with over 1,000 employees in other industries; and
•Middle Market Team: focused on companies with 500 to 1,000 employees.
To the extent of marketing to companies with under 500 employees, which comprises a very minor portion of our marketing strategy, such marketing is through indirect sales channels.
Our current marketing strategies are focused on strengthening brand awareness to consolidate SDP as the platform of choice for customers. We establish well-defined marketing strategies in digital and physical channels to generate leads and drive demand. Recent marketing initiatives included a 30-day free trial of SDP to increase usage, digital marketing strategies to drive traffic to the website and participation at physical events to enhance brand awareness.
Suppliers
We believe we have developed solid relationships with the well-established data platform providers from which we purchase software licenses for resale. We are the largest Cloudera partner in Latin America as well as Elastic’s largest Managed Services Provider Partner in 2022 for Latin America.
We have a relationship with over 100 suppliers, the most relevant of which are based outside of Brazil.
Of our gross revenues for the years ended December 31, 2022, 2021 and 2020, (i) 26.7%, 37.6% and 31.5%, respectively, were attributable to the resale of software licenses of Cloudera (via numerous supply contracts with such supplier and resale contracts with various clients) and (ii) 19.4%, 16.9% and 30.1%, respectively, were attributable to the resale of software licenses of Elastic (via numerous supply contracts with such supplier and resale contracts with various clients). Reseller programs are tier-based, based on the number of certified professionals that the reseller has for the software product, sales history and payment track record of the reseller. Depending on its tier, a reseller may obtain discounts from suppliers and better business opportunities. Accordingly, we focus on building sustainable long-term relationships and a consistent payment track record with our suppliers, while also maintaining a high number of certified professionals for each type of software.

PART I	82	FORM 20-F

«Table of Contents

Our relationship with our suppliers is initially established via one-time agreements, which, dependent on the scope and nature of the supplier relationship, may eventually lead to the establishment of a future master reseller agreement between us and the supplier. The one-time agreement allows us to resell the supplier’s products in a specific transaction and is usually executed to test whether we could be considered a reliable partner. After the testing phase through one or more one-time reseller agreements and the demonstration that we have savvy personnel to provide pre-sales and post-sales support, we and the supplier may enter into a master reseller agreement. Currently, we have master reseller agreements in place with our main suppliers.Our suppliers may terminate these agreements with or without cause, and, in the case of termination without cause, subject only to prior notice ranging from 30 to 90 days dependent on the supplier.
The agreements between us and the suppliers are entered into on a non-exclusive basis. Accordingly, we may resell software licenses from several different suppliers and may also compete with our own proprietary solutions. If any conflict of interest arises due to our role as reseller of third-party software licenses and as proprietary SaaS provider, we disclose such conflict to the relevant supplier to resolve the conflict in the best possible way for both parties and in view of maintaining a solid commercial relationship with the supplier.
In addition, to ensure that our customers can operate our proprietary platform and/or third-party software in any environment, we maintain relationships with public cloud providers (AWS, Azure and GCP) to integrate and achieve the highest interoperability across architectures.
We have entered into standard form umbrella contracts with each of AWS, Azure and GCP pursuant to which these providers provide standard cloud storage capacity for use by our customers in exchange for timely payment by us. These providers may generally terminate their relationship with us with or without cause, as follows:
Our agreement with AWS allows AWS to terminate for any reason with 30 days’ advance notice or, in case of a breach of contract, if such breach is uncured for 30 days. AWS may also terminate immediately upon notice if (i) AWS determines that our use of its service poses a security risk, could otherwise adversely impact AWS’ systems, could subject AWS to liability or could be fraudulent, (ii) we fail to pay AWS in accordance with the agreement, (iii) we cease to operate in the ordinary course, make an assignment for the benefit of creditors or become the subject of any bankruptcy, reorganization, liquidation, dissolution or other similar proceeding or (iv) to comply with the law or the requests of governmental entities.
Our agreement with Azure allows Azure to terminate for any reason with 15 days’ advance notice, or in case of a breach of contract, if such breach is uncured for 15 days.
Our agreement with GCP allows GCP to terminate for any reason with 30 days’ advance notice, or in case of a breach of contract if such breach is uncured for 30 days. GCP may also terminate immediately upon notice if we cease to operate in the ordinary course or become the subject of any bankruptcy proceeding.
Software Engineering and Research & Development
Our technical area is formed by engineers, scientists and programmers that work as developers to enhance our current products and develop new features for our customers.
Some of the key technical roles within our data science and software engineering teams are as follows:
•Data analytics and software engineer manager: responsible for (i) ensuring adherence to our technology roadmap, (ii) developing the features and improvements strategy and (iii) managing our data solutions growth and go-to-market strategy;
•Big data specialists: responsible for testing new data solutions and other tools, components and features of SDP;
•System engineers: responsible for creating the coding structure of SDP;
•DevOps engineer: responsible for ensuring SDP’s infrastructure automation and creating performance indicators;
•Back-end developers: responsible for building and maintaining all of the API layers needed to power the user-facing component of SDP; and

PART I	83	FORM 20-F

«Table of Contents

•Front-end developer: responsible for the creation and maintenance of the user interface with the SDP.
In addition, our research and development (“R&D”) teams serve as the bedrock for innovation, driving product enhancement and the development of new features. We believe that these teams will allow us to expand and refine our portfolio of data-centric products, functioning as a hub to attract and retain new talent to power our technology evolution. For the years ended December 31, 2022, 2021 and 2020, expenses with R&D accounted for 12.7%, 9.4% and 6.4% of our revenues, respectively.
We have several initiatives to support R&D as follows:
•We promote an Entrepreneurs in Residence (“EiRs”) program as well as events with scientists and engineers (hackathon challenges) bringing together talent both internally and externally to foster product development and enhancements;
•We have recently partnered with Massachusetts Institute of Technology—MIT’s Industrial Liaison Program (ILP) where we will help monitor emerging technology trends and work directly with faculty on forthcoming research and recruitment efforts;
•We have established a data lab at, and in partnership with, the University of Campinas (Universidade de Campinas, or “UNICAMP”), one of the top universities in Brazil. Our team of experts is focused on exploring new frontiers in machine learning, natural language processing, computer vision, and other advanced domains in AI. We collaborate with academia, industry partners, government agencies to foster an ecosystem of innovation and knowledge sharing; and
•We welcome opportunities for co-innovation of data-centric solutions with ecosystem players focused on strategic verticals.
Competition
The markets in which we operate are highly competitive and rapidly evolving with the constant introduction of new technologies and innovations. Our current competition primarily includes the following:
•public cloud providers who offer proprietary data management, machine learning and analytics services, such as AWS, Azure and GCP;
•large, well-established, public and private data platform providers, including the suppliers from which we purchase software licenses for resale, such as Cloudera, Elastic and Confluent;
•private and public companies who also act as resellers of third-party software licenses, such as Logicallis;
•less-established public and private cloud companies with products that compete in some of our markets;
•other established vendors of legacy database solutions and big data offerings, such as HP, IBM, Oracle and Teradata;
•other vendors who offer data and business intelligence solutions that can be incorporated into our platform, including Databricks, Alteryx, Fivetran, Tableau, Microsoft’s Power BI, and Qlikview; and
•technology companies and systems management vendors who offer on-premise infrastructure monitoring, including IBM, Microsoft, Micro Focus, BMC and Computer Associates.
•We believe we compete favorably based on the following competitive factors:
•ability to efficiently and seamlessly ingest large quantities of diverse data types in one location at scale;
•ability to provide and innovate around architectures purpose-built for the cloud;
•ability to provide advanced AI, data analytics and machine learning solutions;
•ability to provide unified, real-time observability of IT environments;
•ability to drive business value and generate additional return to customers;
•ability to support multiple use cases in one platform;
•ability to provide seamless and secure access of data to many simultaneous users;
•ability to seamlessly and securely share and move data across public clouds or regions;
•ability to monitor any combination of public clouds, private clouds, on-premise and multi-cloud hybrids;

PART I	84	FORM 20-F

«Table of Contents

•ability to provide a consistent user experience across multiple public cloud providers;
•ability to provide pricing transparency and optimized price-performance benefits;
•ability to elastically scale up and scale down in high-intensity solutions;
•extensibility across an enterprise, including development, operations and business users;
•ability to enable collaboration between development, operations and business users;
•ease of deployment in any region of the world;
•performance, scalability, and reliability;
•built-in security and governance; and
•award-wining AI and analytics platform company, with high customer satisfaction.
Awards and Accolades
We have received various awards and accolades in recognition of our operational and technical excellence, innovative solutions and collaborative work environment, as follows:
•In 2021, we were recognized as a leader in data preparation and integration platforms in Brazil in a survey conducted by ISG Provider Lens;
•Also in 2021, we were ranked as one of the top 10 startups in the AI sector in the report prepared by Distrito Inteligência Artificial;
•We were named Leading Innovators in Big Data and AI Business Solutions Platforms in Brazil by Acquisition International magazine in 2020;
•Both Semantix and LinkAPI were ranked among the 20 Most Promising Latin America Tech Companies by CIO Review in 2020, occupying the eleventh and sixth places, respectively;
•Semantix’s co-founder, Leonardo Santos, was named one of the Top Transformational Business Leaders by Industry Wired in 2019;
•We were also considered one of the best companies to work for in Brazil (GPTW) as of May 2021;
•In 2022, we were recognized as the Leader/Rising Star in ISG’s Provider Lens Quadrant study on “Analytics Platforms 2022”; and
•Also in 2022, Zetta was selected among three startups to create scalable solutions for the Brazilian Unified Health System.
Seasonality
Consistent with other data solutions and software providers, we historically have received a higher volume of orders from new and existing customers in the second half of the year and, in particular, in the fourth fiscal quarter of each year. We believe that this results from the procurement, budgeting, and deployment cycles of many of its customers, particularly our large enterprise customers.
Tradimus Healthcare Solutions
On May 26, 2021, Semantix Participações and Excella (together with Semantix Participações, the “Tradimus Shareholders”), and as an intervening and consenting party, Tradimus, entered into a shareholders’ agreement (the “Tradimus Shareholders’ Agreement”) to govern the relationship among the parties as partners in a company providing data solutions to serve the healthcare sector. For the years ended December 31, 2022, 2021 and 2020, Tradimus generated R$ 3.0 million, R$2.2 million and R$1.8 million in revenues, respectively.
The Tradimus Shareholders’ Agreement is governed under Brazilian law with an initial term of 20 years, subject to automatic renewal. Pursuant to the terms of the Tradimus Shareholders’ Agreement and the rights and powers of the parties described therein, Semantix Participações enjoys effective control over Tradimus.
Below is a summary of the main terms and conditions of the Tradimus Shareholders’ Agreement. The summary below is qualified in its entirety by reference to the full text of the agreement.

PART I	85	FORM 20-F

«Table of Contents

Management
Board of Directors
The board of directors of Tradimus must be composed of four members, each serving a two-year term, of which two shall be appointed by Semantix Participações and two by Excella so long as each of them holds 50% of Tradimus’s voting and total share capital. Should at any time a Tradimus Shareholder individually hold more than 50% of Tradimus’s voting and total share capital, such Tradimus Shareholder shall have the right to appoint three directors, in which case the other Tradimus Shareholder shall have the right to appoint one director, provided that it still holds at least 45% of Tradimus’s voting and total share capital. In the event that any of the Tradimus Shareholders ceases to hold at least 45% of Tradimus’s voting and total share capital, it shall lose any rights to appoint members to the board of directors.
Notwithstanding the equal representation of the parties on the Tradimus board of directors, the Tradimus Shareholders’ Agreement stipulates that any deadlock on the approval of any resolution by the board of directors shall be decided by the casting vote of a Semantix-appointed member unless Tradimus is considered a joint operation by the auditors of both Tradimus Shareholders (which is currently not the case).
Board of Executive Officers
The board of executive officers of Tradimus shall be composed of a minimum of two and a maximum of four officers serving for a two-year term, which must include one chief executive officer, one chief financial officer, and the remaining officers with no specific designation. For as long as each of the Tradimus Shareholders holds 50% of Tradimus’s voting and total share capital, all officers shall be elected by a majority of the members of the board of directors, provided that (i) the directors appointed by Semantix Participações shall have the right to appoint the chief executive officer and up to one additional officer with no specific designation, and (ii) the directors appointed by Excella shall have the right to appoint up to two officers, without specific designation. Should at any time a Tradimus Shareholder hold an interest in Tradimus equal to or greater than 45% but lower than 50% of its voting and total share capital, the director appointed by such party shall have the right to appoint one officer with no specific designation.
Voting Rights
For as long as each of the Tradimus Shareholders holds 50% of Tradimus’s voting and total share capital, all resolutions adopted at the general shareholders’ meeting require their mutual consent, except if Tradimus is deemed to be in a situation of financial stress, in which case a Tradimus Shareholder may, under certain specific circumstances, unilaterally decide to grant a loan to Tradimus that, if defaulted, may be converted into new shares via capital increase. Should a Tradimus Shareholder at any point hold an interest in Tradimus lower than 50% but equal to or greater than 45% of its voting and total share capital, the approval of certain matters shall still be subject to the affirmative vote of such Tradimus Shareholder, including but not limited to (i) amendments to the bylaws, (ii) corporate reorganizations, (iii) issuance or sale of securities exchangeable for or convertible into shares, (iv) capital increases and (v) liquidation or dissolution.
Additionally, all resolutions adopted at a board of directors meeting require the approval by a simple majority of its members. However, should at any time a Tradimus Shareholder hold an interest in Tradimus that entitles it to appoint solely one member to the board of directors, the approval of certain matters shall still be subject to the affirmative vote of such director, including but not limited to (i) capital increases, (ii) certain acquisitions, sales, assignments, disposals or any other form of transfer of equity interests, (iii) the approval or amendment to annual budget and/or business plan, (iv) incurring indebtedness in excess of R$200,000,000.00, either individually or in the aggregate, during the preceding 12 months, and (v) the granting of collateral to a third party.
Moreover, beginning on May 26, 2023 and for as long as each Tradimus Shareholder holds 50% of Tradimus’s voting and total capital, any deadlocks at the shareholders’ meeting or at the meeting of the board of directors should be subject to a mandatory mediation procedure. Should the mediation be fruitless, the disputed matter shall be considered not approved, in which case it may only be submitted for further deliberation after six months.

PART I	86	FORM 20-F

«Table of Contents

If the Tradimus Shareholders or the members of the board of directors fail to reach a consensus after three consecutive mediations held in accordance with the stipulated procedures or following five mediations held within a period of 18 months, a corporate deadlock will be declared (the “Deadlock”), in which case any Tradimus Shareholder may, within up to 60 days of the Deadlock, notify Tradimus and the other Tradimus Shareholder of its intention of initiating a procedure for the sale of all of its equity interest in Tradimus.
Transfer Rights
The Tradimus Shareholders are subject to a lock-up period in respect of both their direct and indirect interest in Tradimus until May 26, 2023, provided that they continue to hold 50% of Tradimus’s voting and total share capital. As a result, any transfer of shares to third parties (other than affiliates) during the lock-up period must be pre-approved by the non-selling Tradimus Shareholder.
Right of First Refusal and Tag Along Rights
If a Tradimus Shareholder decides to sell all or part of its equity interest in Tradimus, the other Tradimus Shareholder shall have the right of first refusal for the purchase of all (and no less than all) offered shares. In the event the Tradimus Shareholder offeree does not exercise its right of first refusal and the Tradimus Shareholder offeror decides to sell its shares to a third party, the Tradimus Shareholder offeree shall have tag along rights pursuant to which it may sell a number of shares proportional to the shares offered by the Tradimus offeror relative to its equity interest in Tradimus and under the same terms and conditions agreed for such sale.
Non-Compete
Each of the Tradimus Shareholders and its respective affiliates will not, for two years from the date on which they cease to be a shareholder of Tradimus, directly or indirectly, engage in any business activity in which Tradimus and/or its subsidiaries are also engaged in, including but not limited to the development and sale of proprietary solutions aimed at enhancing business capabilities of players in the healthcare industry.
Regulatory Overview
Data Protection and Privacy
We use, collect, store, transmit and process customer data to run our business. As a result, our compliance with local, state, federal, and foreign laws and regulations dealing with the use, collection, storage, transmission, disclosure, disposal and other processing of personal data is core to the operation of our business. Regulators around the world have adopted or proposed requirements regarding the collection, use, transfer, security, storage, destruction, and other processing of personal data. The applicability of these laws and regulations to us, and their scope and interpretation, are constantly evolving, often uncertain, and may conflict between jurisdictions, and we anticipate the number of data privacy laws and the scope of individual data privacy and protection rights will increase, and as a result, our associated compliance burdens and costs could increase in the future. It may be costly to implement security or other measures designed to comply with these laws and regulations, as well as any new or updated laws or regulations. Any actual or perceived failure to safeguard data adequately, destroy data securely, or otherwise comply with the requirements of these laws and regulations, may subject us to litigation, regulatory investigations or enforcement actions under federal, state or foreign data security, unfair practices or consumer protection laws and contractual penalties, and result in monetary damages, damage to our reputation or adversely affect our ability to retain customers or attract new customers.
A number of the jurisdictions in which we operate have adopted or are considering adopting data protection and privacy laws and regulations, including Brazil and the United States.

PART I	87	FORM 20-F

«Table of Contents

Brazil
In September 2020, Brazilian Federal Law No. 13,709, of August 14, 2018, the Brazilian General Data Protection Law (Lei Geral de Proteção de Dados Pessoais, or “LGPD”), came into effect to regulate the processing of personal data in Brazil. The LGPD establishes general principles, obligations and detailed rules to be observed by individuals and public or private companies in operations involving processing of personal data in Brazil, including but not limited to the collection, use, processing and storage of personal data, in all economic sectors, including in the relationship between customers and suppliers of goods and services, employees and employers, and other relationships in which personal data is processed, whether in a digital or physical environment. The LGPD provides for, among other things, the rights of the data subjects, the legal bases applicable to the processing of personal data, the requirements to obtain consent, the obligations and requirements related to security incidents and leakages and transfers of personal data, the obligations of a data controller and a data processor, as well as the creation of the Brazilian Data Protection Authority (Autoridade Nacional de Proteção de Dados, or “ANPD”), which is the entity responsible for the inspection, promotion, disclosure, regulation, and application of the LGPD.
Federal Law No. 14,010, June 10, 2020 amended certain provisions of the LGPD. As a result, in case of noncompliance with the LGPD, Semantix is subject to administrative sanctions applicable by the ANPD as of August 1, 2021 onwards, on an isolated or cumulative basis, that can range from warnings, obligation to disclose incidents, temporary blocking and/or elimination of personal data related to the infraction, a simple fine of up to 2.0% of our revenue, or revenue of our group of companies in Brazil for the last fiscal year, excluding taxes, up to the global amount of R$50 million per violation, a daily fine, up to the aforesaid global limit, suspension of the operation of the database related to the infraction for a maximum period of six months, which can be extended for an equal period, up to the regularization of the processing by the controlling shareholder, suspension of activities related to processing of personal data related to the infraction for a period of six months, which can be extended for an equal period, to the partial or total prohibition to exercise activities related to data processing.
The imposition of LGPD administrative sanctions does not inhibit the imposition of administrative sanctions set forth by other laws that address issues related to data privacy and protection, such as the Brazilian Code of Consumer Defense and the Brazilian Civil Rights Framework for the Internet. These administrative sanctions can be applied by other public authorities, such as the Attorney General’s Office and consumer protection agencies. We can also be subject to civil liabilities for violation of any of these laws.
In addition to the administrative sanctions due to the noncompliance with the obligations established by the LGPD, we can be held liable for individual or collective material damages, and non-material damages caused to data subjects, including when caused by service providers that serve as data processors on our behalf.
The United States
In the United States, various laws and regulations apply to the security, collection, storage, use, disclosure and other processing of certain types of data. For example, California adopted the California Consumer Privacy Act (the “CCPA”), which became effective in January 2020. The CCPA establishes a privacy framework for covered businesses, including an expansive definition of personal information and data privacy rights for California residents. Among other requirements, the CCPA mandates new disclosure to California consumers and allows California consumers to request a copy of the personal information collected about them, request deletion of their personal information and request to opt out of certain sales of personal information. The CCPA includes a framework with potentially severe statutory damages and private rights of action. Further, on January 1, 2023, the California Privacy Rights Act (the “CPRA”) became effective, which expands the CCPA with additional data privacy compliance requirements and establishes a regulatory agency dedicated to enforcing those requirements. In addition, other states, such as Virginia, have also adopted or are considering adopting similar data privacy laws and all 50 states have adopted laws requiring notice to consumers of a security breach involving their personal information.

PART I	88	FORM 20-F

«Table of Contents

European Union and the United Kingdom
The EU's GDPR, which became effective in May 2018, and the UK's implementation of the GDPR, the UK GDPR, are applicable to companies processing personal data, respectively. The GDPR and the UK GDPR are wide-ranging in scope and implement stringent requirements in relation to the collection, use, retention, protection, disclosure, transfer and other processing of personal data relating to EEA and UK data subjects, with substantial administrative fines for violations. Personal data as defined under the GDPR and the UK GDPR includes any type of information that can directly or indirectly identify a living individual, including name, identification number, email address, location, internet protocol addresses, and cookie identifiers. Among other requirements, the GDPR and the UK GDPR mandate more stringent administrative requirements for controllers and processors of personal data, including, for example, notice of and a lawful basis for data processing activities, data protection impact assessments, a right to “erasure” of personal data, and data breach reporting. In the case of noncompliance with the obligations under the GDPR or the UK GDPR, companies may be exposed to administrative fines of up to €20 million/£17.5 million or 4.0% of total worldwide annual revenue, whichever is higher. The GDPR also provides that EU member states may enact their own additional laws and regulations in relation to certain data processing activities. Recent legal developments in the EU and the UK have also created complexity and uncertainty regarding transfers of personal data from the EEA to “third countries,” especially the United States. For example, on July 16, 2020, the Court of Justice of the European Union (the “CJEU”) in Schrems II invalidated the EU-U.S. Privacy Shield Framework, a mechanism for the transfer of personal data from the EEA to the United States. Further, the GDPR and the UK GDPR generally prohibit the transfer of EEA and UK personal data to third countries whose laws do not ensure an adequate level of protection unless a valid data transfer mechanism has been implemented or an Article 49 derogation applies. On October 7, 2022, President Biden signed an Executive Order on "Enhancing Safeguards for United States Intelligence Activities" which introduced new binding safeguards to address the concerns raised by the CJEU in its Schrems II judgment. Although this Executive Order is intended to form the basis of the Framework, the Framework is still in development and its route to implementation remains uncertain. On June 27, 2021, the European Commission published the New SCCs. The New SCCs must be used for all relevant transfers of personal data outside the EEA (since December 27, 22) and organizations must ensure that all new and existing contracts involving the transfer of personal data outside the EEA contain New SCCs.
Additionally, on March 21, 2022, the UK implemented its own UK-specific IDTA and UK Addendum. For all contracts involving transfers of UK-originated data entered into after September 21, 2022, organizations which transfer UK personal data are required to use the IDTA, or the New SCCs together with the UK Addendum. Existing contracts involving transfers of UK-originated data relying on standard contractual clauses must be migrated to the IDTA, or the New SCCs together with the UK Addendum, by March 21, 2024. We are accordingly monitoring these developments, but we may, in addition to other impacts, experience additional costs associated with increased compliance burdens and be required to engage in new contract negotiations with third parties that aid in processing personal data on our behalf or localize certain data.
Regulators in the EEA and UK are increasingly focusing on compliance with requirements in the online behavioral advertising ecosystem. National laws in the EEA that implement the ePrivacy Directive are likely to be replaced by the ePrivacy Regulation, which will significantly increase administrative fines for non-compliance, although it will not have effect in the UK as a result of the UK's withdrawal from the EU. This again introduces the possibility that we will be subject to separate and additional legal regimes with respect to ePrivacy, which may result in further costs and may necessitate changes to our business practices. The GDPR and UK GDPR require opt-in, informed consent for the placement of cookies on a customer’s device, and imposes conditions on obtaining valid consent (e.g., a prohibition on pre-checked consents). Increased regulation of cookies may lead to broader restrictions and impairments on our online activities and may negatively impact our ability to understand its customers, and there has been a notable rise in enforcement activity from supervisory authorities across the EEA in relation to cookies-related violations.

PART I	89	FORM 20-F

«Table of Contents

Cybersecurity
Brazil
In the cases in which we provide services to financial institutions, payment institutions and other entities licensed to operate by the Brazilian Central Bank, we may be required by such institutions to comply with certain requirements set forth in the Cybersecurity Regulations (as defined below). The Brazilian National Monetary Council Resolution No. 4,893, dated as of February 26, 2021 (“Resolution 4,893/21”) and the Brazilian Central Bank Resolution No. 85, dated as of April 8, 2021 (“Resolution 85/21” and, together with Resolution 4,893/21, “Cybersecurity Regulations”) provide general rules related to (i) the cybersecurity policy that needs to be implemented by such entities, as well as (ii) their engagement of data storage, data processing and cloud computing service providers.
Particularly in relation to data processing and cloud computing service providers, the Cybersecurity Regulations define a series of rules related to the engagement of third parties to provide “material services” of such nature in Brazil and offshore. The rules create minimum criteria and conditions for the engagement of third parties, establishing “indirect” rules for such outsourced entities.
As part of the controls required by the Cybersecurity Regulations, regulated entities are required to adopt corporate governance and management practices in proportion to the relevance of the service to be provided and the related risks. In other words, regulated entities should have their own governance mechanisms for engaging material cloud computing, data processing and data storage services, and be liable for that.
Among the abovementioned controls, regulated entities must verify if the third parties performing such material services are able to ensure the following: (i) compliance with the legislation and regulations in force; (ii) access to the regulated entity to the data and information to be processed or stored by the service provider; (iii) confidentiality, integrity, availability and retrieval of data and information processed or stored by the service provider; (iv) adherence to the certifications required by the regulated entity for the provision of the services to be contracted; (v) access to the reports prepared by an independent specialized auditing firm engaged by the service provider, regarding the procedures and controls used to provide the services to be contracted; (vi) provision of adequate information and management resources to monitor the services to be provided; (vii) identification and segregation of customer data of the institution through physical or logical controls; and (viii) the quality of access controls aimed at protecting the data and information of the regulated entity’s clients.
We currently provide services related to data processing for Brazilian regulated institutions, including the largest local banks, such as Banco Bradesco S.A., Banco Santander (Brasil) S.A. and Itaú Unibanco S.A. The agreements executed by us with such institutions establish responsibilities for non-compliance with the Cybersecurity Regulations, which include fines and reimbursement of financial losses on behalf of the regulated entities. Therefore, in case of incidents involving the data processed under the scope of such agreements, we may be liable for such events.
Anti-corruption and Sanctions
We are subject to anti-corruption, anti-bribery, anti-money laundering and sanction laws and regulations, including the Brazilian Federal Law No. 12,846/2013 (“Clean Company Act”), the United States Foreign Corrupt Practices Act of 1977, as amended (“FCPA”), and the Proceeds of Crime Act, as amended. The Clean Company Act, the FCPA and the Proceeds of Crime Act prohibit corporations and individuals from engaging in improper activities to obtain or retain business or to influence a person working in an official capacity. These laws and regulations prohibit, among other things, providing, directly or indirectly, anything of value to any foreign government official, or any political party or official thereof, or candidate for political influence to improperly influence such a person. Historically, technology companies have been the target of FCPA and other anti-corruption investigations and penalties.
In addition, we are subject to U.S. and foreign laws and regulations that restrict our activities in certain countries and with certain persons. These include the economic sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Control and the export control laws administered by the U.S. Commerce Department’s Bureau of Industry.
C.Organizational Structure
On November 8, 2021, the Registrant, our ultimate holding company, was incorporated as an exempted company limited by shares under the laws of the Cayman Islands.

PART I	90	FORM 20-F

«Table of Contents

The Registrant owns no material assets other than its interests in its wholly-owned subsidiaries, Semantix AI Ltd. and Second Merger Sub. In addition, the Registrant does not operate any business other than through Semantix, its wholly owned indirect subsidiary. Semantix is a sociedade anônima organized under the laws of Brazil.
The following is a chart of our current corporate structure as of the date of this annual report:

1.Semantix, Inc., a Cayman Islands exempted company listed on Nasdaq;
2.Semantix SPAC Surviving Sub, Ltd., a Cayman Islands exempted company and direct wholly owned subsidiary of Semantix, Inc.;
3.Semantix AI Ltd., a Cayman Islands exempted company and direct wholly owned subsidiary of Semantix, Inc.;
4.Semantix, US Holding, Inc., a Delaware corporation and direct wholly owned subsidiary of Semantix AI Ltd.;
5. Elemeno, Inc., a California corporation and direct wholly owned subsidiary of Semantix, US Holding, Inc.;
6.Semantix Tecnologia em Sistema de Informação S.A., a Brazilian corporation and direct wholly owned subsidiary of Semantix AI Ltd.;
7.Semantix Participações S.A., a Brazilian corporation and direct wholly owned subsidiary of Semantix;
8. Semantix México, S. De R.L. de C.V, a Mexican limited liability company and direct wholly owned subsidiary of Semantix Participações S.A.;
9.Semantix Colombia S.A.S., a Colombian corporation and direct wholly owned subsidiary of Semantix Participações S.A.;
10. Semantix Corp, a South Dakota corporation and direct wholly owned subsidiary of Semantix Participações S.A.;
11. Tradimus S.A., a Brazilian corporation and direct subsidiary of Semantix Participações S.A. (with a 50.0% controlling stake);
12. LinkAPI Tecnologia S.A., a Brazilian corporation and direct wholly owned subsidiary of Semantix Participações S.A.;
13. Semantix Gestão Financeira Ltda., a Brazilian limited liability company and direct wholly owned subsidiary of Semantix Participações S.A.;
14. Zetta Health Analytics S.A., a Brazilian corporation and direct wholly owned subsidiary of Semantix.
D.Property, Plant and Equipment
As of the date of this annual report, we distribute our solutions and services throughout Latin America and the United States.
Our headquarters are located in the city of São Paulo, Brazil. We also have a data laboratory at the University of Campinas in the city of Campinas, Brazil. In addition, we have offices in the city of Bogotá, Colombia, in the city of Mexico City, Mexico, and in the city of Miami, United States. Our headquarters, data laboratory and offices are leased from third parties. We believe that our current facilities are adequate to meet our current needs.

PART I	91	FORM 20-F

«Table of Contents

Our property and equipment consist mostly of furniture and fixtures and leasehold improvements. As of December 31, 2022 and 2021, the total book value of our property and equipment was R$3.4 million and R$3.6 million, respectively, as set forth in the table below:

	As of December 31,
	2022	2021
	(R$ millions)
Furniture and fixtures	1.1	1.1
IT and telecom equipment	1.1	1.1
Leasehold improvements	1.2	1.3
Total	3.4	3.6
ITEM 4A.    UNRESOLVED STAFF COMMENTS
Not applicable.
ITEM 5.OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The following discussion of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements and the notes thereto. The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including those set forth in “Forward-Looking Statements” and “Item 3. Key Information—D. Risk factors.”
A.Operating Results
Key Business Metrics
The main business metric that we use to track our progress and growth is revenues for each of our business areas.
We also monitor the key business metric set forth below to help us measure the effectiveness of our sales and marketing efforts and customer satisfaction, which we believe, in turn, allows us to better evaluate our business and growth trends. The calculation of the key metric discussed below may differ from other similarly titled metrics used by other companies, securities analysts, or investors.

	As of December 31,
	2022	2021	2020

Customers with trailing 12-month revenue greater than US$1 million	17	11	9
Customers with Trailing 12-Month Revenue Greater than US$1 Million
Large customer relationships lead to scale and operating leverage in our business model. Compared with smaller customers, large customers present a greater opportunity for us to sell additional capacity because they have larger budgets, and a wider range of potential use cases. As a measure of our ability to scale with our customers and attract large enterprises, we count the number of customers that contributed more than US$1 million in revenues in the trailing 12 months. Our customer count is subject to adjustments for acquisitions, consolidations, spin-offs, and other market activity. As of December 31, 2021, we had 11 customers that contributed more than US$1 million in revenues in the trailing 12 months, compared to nine customers as of December 31, 2020. This increase was mainly due to an increase in revenues from our third-party software business line.
As of December 31, 2022, we had 17 customers that contributed more than US$1 million in revenues in the trailing 12 months, compared to 11 customers as of December 31, 2021. This increase was mainly attributable to increases from our third-party software business line.

PART I	92	FORM 20-F

«Table of Contents

Non-GAAP Financial Measures
This annual report presents our EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin for the convenience of the investors. EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin are non-GAAP financial measures. A non-GAAP financial measure is generally defined as a numerical measure of historical or future financial performance, financial position, or cash flow that excludes or includes amounts that would not be adjusted in the most comparable GAAP measure.
We use these non-GAAP financial measures for decision-making purposes and to assess our financial and operating performance, generate future operating plans and make strategic decisions regarding the allocation of capital. We believe that the disclosure of our non-GAAP measures provides useful supplemental information to investors and financial analysts and other interested parties in their review of our operating performance. Additionally, we believe that non-GAAP financial information, when taken collectively, may be helpful to investors because it provides consistency and comparability with past financial performance and facilitates period-to-period comparisons of results of operations. The non-GAAP financial measures described in this annual report are not a substitute for the IFRS measures of earnings. Additionally, our calculations of EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin may be different from the calculation used by other companies, including our competitors in the industry, and therefore, our measures may not be comparable to those of other companies.

	For the years ended December 31,
	2022	2022	2021	2020
	(in US$ millions)(1)	(in R$ millions)
Loss for the year	(63.2)	(329.8)	(68.4)	(19.4)
EBITDA(2)	(60.2)	(314.0)	(58.7)	(17.0)
Adjusted EBITDA(3)	(13.2)	(69.0)	(24.9)	(10.0)
Adjusted EBITDA Margin(4)	(26.3)%	(26.3)%	(11.8)%	(8.0)%

1.For convenience purposes only, amounts in reais for the year ended December 31, 2022 have been translated to U.S. dollars using an exchange rate of R$5.218 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2022, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Operations in Latin America—Exchange rate instability may have adverse effects on the Brazilian economy, our business and the trading price of our Ordinary Shares.”
2.We calculate EBITDA as loss for the year plus net interest income (expenses), plus income tax plus depreciation and amortization. EBITDA is a non-GAAP measure. Our calculation of EBITDA may be different from the calculation used by other companies, including our competitors in the industry, and therefore, our measures may not be comparable to those of other companies.
3.We calculate Adjusted EBITDA as EBITDA excluding the impacts of certain events that we believe are isolated in nature incurred as part of our recent expansion Business Combination and, therefore, not reflective of our underlying performance, including (i) in 2021 and 2020 isolated research expenses incurred in connection with the redesign and relaunch of our proprietary data platform with the purpose of enhancing its functionality, (ii) in 2021 non-cash expenses recorded under provisions relating to the early termination by a single client of a three-year contract to purchase third-party software in the early phases of our U.S. operations, with such amount corresponding to our ongoing payment obligations under an onerous contract with the third-party software supplier despite the early termination of the resale contract by our client, (iii) in 2022 and 2021, concentrated expenses of an extraordinary nature related to third-party advisory, support services, travelling and events incurred in connection with the Business Combination that are not expected to be ongoing, (iv) in 2021, earn-out payments to the former shareholders of LinkAPI (for additional information, see “Item 4. Information on the Company—A. History and Development of the Company—Recent Acquisitions—LinkAPI”), (v) expenses related to stock option grants under the 2021 Plan as well as a separate stock option plan adopted by us in 2020 (for more information, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans”) which do not relate directly to the performance of our underlying business (vi) in 2022, a one-time non-cash expense reflecting the accounting impact of the Nasdaq listing in accordance with IFRS 2, (vii) in 2022, expenses related to D&O Insurance (directors’ and officers’ liability insurance) and (viii) in 2022, gains from fair value of our Warrants which do not relate directly to the performance of our underlying business.Adjusted EBITDA is a non-GAAP measure. Our calculation of Adjusted EBITDA may be different from the calculation used by other companies, including our competitors in the industry, and therefore, our measures may not be comparable to those of other companies.
4.We calculate Adjusted EBITDA Margin as Adjusted EBITDA divided by revenues. Adjusted EBITDA Margin is a non-GAAP measure. Our calculation of Adjusted EBITDA Margin may be different from the calculation used by other companies, including our competitors in the industry, and therefore, our measures may not be comparable to those of other companies.

PART I	93	FORM 20-F

«Table of Contents

Reconciliation of Non-GAAP Financial Measures
The following table below sets forth a reconciliation of our loss for the year to EBITDA , Adjusted EBITDA and Adjusted EBITDA Margin for each of the periods indicated:

	For the year ended December 31,
	2022	2022	2021	2020
	(in US$ millions)(1)	(in R$ millions)
Loss for the year	(63.2)	(329.8)	(68.4)	(19.4)
(+/-) Net interest income (expenses)	1.2	6.2	9.4	0.7
(+/-) Income tax	(1.6)	(8.6)	(7.7)	(0.6)
(+) Depreciation and amortization	3.5	18.2	8.0	2.3
EBITDA	(60.2)	(314.0)	(58.7)	(17.0)
(+) Data platform relaunch research expenses(2)	—	—	1.1	3.9
(+) Stock option expenses(3)	1.3	6.8	13.4	3.1
(+) Transaction expenses(4)	7.8	40.6	6.7	—
(+) Listing expenses(5)	41.3	215.6	—	—
(+) D&O expenses(6)	1.5	7.7	—	—
(+) Earn-out payment expenses(7)	—	—	4.9	—
(+) Onerous contract provision expenses(8)	—	—	7.7	—
(+/-) Fair value of derivative financial instruments (9)	(4.9)	(25.7)	—	—
Adjusted EBITDA (A)	(13.2)	(69.0)	(24.9)	(10.0)
Revenues (B)	50.2	262.1	211.7	123.5
Adjusted EBITDA Margin (A/B)	(26.3)%	(26.3)%	(11.8)%	(8.0)%

1.For convenience purposes only, amounts in reais for the year ended December 31, 2022 have been translated to U.S. dollars using an exchange rate of R$5.218 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2022, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Operations in Latin America—Exchange rate instability may have adverse effects on the Brazilian economy, our business and the trading price of our Ordinary Shares.”
2.Consists of isolated research expenses incurred in 2021 and 2020 in connection with the redesign and relaunch of our proprietary data platform with the purpose of enhancing its functionality.
3.Consists of expenses related to stock option grants under the 2021 plan and a stock option plan adopted by us in 2020, including payroll expenses in the amounts of R$2.8 million and R$0.7 million for the years ended December 31, 2022 and 2021, respectively.
4.Consists of concentrated expenses of an extraordinary nature incurred in 2022 and 2021 related to third-party advisory, support services, travelling and events incurred in connection with the Business Combination that are not expected to be ongoing.
5.Consists of a one-time non-cash expense incurred in 2022 reflecting the accounting impact of the Nasdaq listing in accordance with IFRS 2.
6.Consists of expenses incurred in 2022 related to D&O Insurance (directors’ and officers’ liability insurance).
7.Consists of expenses related to earn-out payment to the former shareholders of LinkAPI.
8.Consists of non-cash expenses recorded in 2021 under provisions relating to the early termination by a single client of a three-year contract to purchase third-party software in the early phases of our U.S. operations, with such amount corresponding to our ongoing payment obligations under an onerous contract with the third-party software supplier despite the early termination of the resale contract by our client.
9.Consists of gains from fair value of our Warrants.
Significant Factors Affecting Our Results of Operations
We believe that our results of operations and financial performance are and will continue to be driven by the following factors:
Business Combination
On August 3, 2022, we consummated the Business Combination pursuant to the Business Combination Agreement, by and among the Registrant (formerly known as Alpha Capital Holdco Company), Alpha,each of the Merger Subs and Semantix, following which Semantix became a wholly owned indirect subsidiary of the Registrant.

PART I	94	FORM 20-F

«Table of Contents

As a result of the completion of the Business Combination, we raised US$127.0 million (approximately R$671.2 million based on the exchange rate of R$5.285 to US$1.00, the commercial selling rate for U.S. dollars as of August 3, 2022, as reported by the Central Bank), before transaction-related expenses, to fund future organic and inorganic growth initiatives. Total direct transaction costs of Semantix and Alpha was approximately R$43.5 million (approximately $8.2 million based on the exchange rate of R$5.285 to US$1.00, the commercial selling rate for U.S. dollars as of August 3, 2022, as reported by the Central Bank), substantially all of which will be recorded as a reduction to additional paid-in capital as costs related to the reverse recapitalization. We expect to incur additional annual expenses as a public company for, among other things, directors’ and officers’ liability insurance, director fees and additional internal and external accounting, legal and administrative resources, including increased audit, legal, and filing fees.
The main impacts of the Business Combination on our results of operations, balance sheet and cash flow statement are as follows:
•We recorded (i) a one-time non-cash expense of R$215.6 million in 2022, representing the cost incurred in connection with achieving a listing on the Nasdaq and calculated in accordance with IFRS 2 as the difference between the fair value of our Ordinary Shares issued and the fair value of Alpha’s identifiable net assets received in exchange and (ii) transaction costs of R$40.6 million in 2022 and R$6.7 million in 2021 related to third-party advisory, support services, travelling and events incurred in connection with the Business Combination;
•We recorded (i) an increase in our cash and cash equivalents in a total amount of R$645.0 million as of August 3, 2022 which resulted in an increase in our equity in a total amount of R$817.3 million as of August 3, 2022 and (ii) financial liabilities related to the Warrants of R$28.3 million as of August 3, 2022 as part of the capital reorganization, which are measured at fair value at each reporting period; and
•We recorded in our cash flows proceeds from the Business Combination (net basis) in a total amount of R$630.1 million in 2022. We used the net proceeds from this transaction to (i) meet our increased working capital requirements, including the prepayment of certain loan and borrowings, (ii) invest in personnel that complement our existing business units and (iii) invest in new verticals and business.
Prior to the Closing Date, Alpha public shareholders exercised their redemption rights in respect of 19,622,439 Alpha Class A Ordinary Shares. As a result, immediately prior to the Closing Date, there were 3,377,561 Alpha Class A Ordinary Shares outstanding.
For additional information on the Business Combination, see “Item 4. Information on the Company—A. History and Development of the Company—Business Combination with Alpha Capital” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Transactions Related to the Business Combination.”
Brazilian Macroeconomic Environment
As the majority of our operations and services are performed in Brazil, we are generally affected by macroeconomic conditions, economic growth and political stability in Brazil and, to a lesser extent, in Latin America. Such factors affect us more broadly through the resulting impact on the demand for technology services, financing costs, the general availability of financing and exchange rate fluctuations between the Brazilian real and foreign currencies, mainly the U.S. dollar, the Mexican peso and the Colombian peso, as a result of our operations outside of Brazil and our relevant revenues and costs denominated or linked to the U.S. dollar despite only having limited operations in the United States.
Brazil is the largest economy in Latin America, as measured by gross domestic product (“GDP”). The following table shows sets forth certain data relating to GDP, inflation and interest rates in Brazil and the U.S. dollar/real exchange rate as of the dates and for the periods indicated.

PART I	95	FORM 20-F

«Table of Contents

	As of and for the years ended December 31,
	2022	2021	2020

Real growth (contraction) in GDP	2.9%	4.6%	(3.9)%
Inflation (IGP-M)(1)	5.5%	17.8%	23.1%
Inflation (IPCA)(2)	5.8%	10.1%	4.5%
Long-term interest rates—TJLP (average)(3)	6.8%	4.8%	4.9%
CDI interest rate (average)(4)	12.4%	4.4%	2.8%
Period-end exchange rate—reais per US$1.00	5.218	5.581	5.197
Average exchange rate—reais per US$1.00(5)	5.165	5.396	5.158
Appreciation (depreciation) of the real against the US$ in the period(6)	6.5%	(7.4)%	(22.4%)

    Source: FGV, IBGE, Central Bank and Bloomberg.
1.Inflation (IGP-M) is the general market price index measured by the FGV.
2.Inflation (IPCA) is a broad consumer price index measured by the IBGE.
3.TJLP is the Brazilian long-term interest rate (average of monthly rates for the period).
4.The CDI interest rate is an average of interbank overnight rates in Brazil (daily average for the period).
5.Average exchange rate on each business day of the period.
6.Takes into consideration the U.S. dollar selling exchange rate at closing as reported by the Central Bank at the end of the period’s last day and the day immediately prior to the period’s first day.
GDP
Trends in Brazil’s GDP tend to impact our results of operations, mainly by generally affecting the overall purchasing power of our customers. Brazil’s GDP is also impacted to a large degree by the political environment.
Recently, the Brazilian political and economic environment has experienced high levels of volatility and instability, including, until 2017, a contraction of Brazil’s GDP followed by slight GDP growth of 1.3% in 2018 and 1.4% in 2019, which was erased as a result of the COVID-19 pandemic. This sluggish macroeconomic environment brought sharp fluctuations of the real against the U.S. dollar, high levels of unemployment and low levels of consumer confidence and spending.
In the first half of 2020, Brazil’s GDP decreased 5.9% compared to the same period in 2019 (an 11.4% decrease in the second quarter of 2020 compared to the same period in 2019). Such decrease was mainly attributable to the ongoing effects of the COVID-19 pandemic. The quarantines imposed by governments around the world to flatten the contagion curve of the pandemic resulted in recession. Governments and central banks around the world subsequently announced a series of stimulus measures to provide support during the crisis. In Brazil, the stimulus package and the flattening of the contagion curve of the pandemic resulted in positive effects on the economy, with the Brazilian Central Bank’s data demonstrating a 7.7% increase in GDP in the third quarter of 2020 compared to the second quarter of 2020. In the fourth quarter of 2020, Brazil’s GDP increased by 3.2% compared to the third quarter of 2020. However, even with this recovery, the full-year 2020 GDP drop was the worst since 1990.
In the first quarter of 2021, Brazil’s GDP grew by 1.2% year-over-year, mainly boosted by agricultural exports despite the worsening of the COVID-19 pandemic. In the second quarter of 2021, Brazil’s GDP decreased 0.3% compared to the first quarter of 2021 driven by a retraction of agriculture, industry and investments, and by stagnation in household consumption. In the third quarter of 2021, Brazil’s GDP decreased 0.1% compared to the second quarter of 2021 mainly driven by a retraction of agriculture. In the fourth quarter of 2021, Brazil’s GDP increased 0.5% compared to the third quarter of 2021 mainly driven by an increase in services and industry. The full-year 2021 GDP increased 4.6% compared to 2020.
In 2022, Brazil’s GDP grew by 2.9%, mainly driven by the services sector, which contributed with over 80% of the positive performance . On the other hand, the agribusiness sector decreased 1.7% year-over-year mainly impacted by agricultural productivity reduction in 2022.

PART I	96	FORM 20-F

«Table of Contents

The negative macroeconomic environment in Brazil in recent years was in part due to economic and political uncertainties resulting from a global decrease in commodities prices, the effects of the COVID-19 pandemic as well as due to corruption investigations of Brazilian state-owned and private sector companies, politicians and business executives, which, in turn, led to the ouster and arrest of several prominent politicians. Launched by the Office of the Brazilian Federal Prosecutor at the end of 2014, the so-called Lava Jato operation investigated members of the Brazilian government and other members of the legislative branch, as well as senior officers and directors of large state-owned companies as well as other companies in connection with allegations of political corruption.
Among other impacts, the resulting fallout from the Lava Jato operation contributed to the arrest and conviction in April 2018 of Luiz Inácio Lula da Silva, who served two terms as Brazil’s president from 2003 to 2011. Luiz Inácio Lula da Silva spent over one year in prison on charges of corruption and money laundering until his release from prison following a Brazilian Supreme Court ruling that allows defendants to remain free while their appeals are pending. Subsequently, in March 2021, a Brazilian Supreme Court ruling dismissed the decisions that had convicted then-former president Luiz Inácio Lula da Silva on a procedural technicality related to lack of jurisdiction, not on the merits. As a result of this ruling, Luiz Inácio Lula da Silva recovered his political rights and successfully ran for his third term as president of Brazil in the October 2022 elections, receiving 50.9% of the votes tabulated. His inauguration took place on January 1, 2023.
In the aftermath of the 2022 election results, there were mass protests and demonstrations throughout Brazil highlighting a deeply polarized electorate amidst a political climate characterized by uncertainty as the country awaited definition regarding the political and economic agenda of the new administration, which contributed to increased macroeconomic and political instability. As a result of the past corruption allegations against president Luiz Inácio Lula da Silva and the involvement of his political party with those events giving rise to the historical Lava Jato operations, his current presidency is a matter of controversy within Brazil, and such conflict could lead to further political uncertainty and impasse and resultant negative macroeconomic impacts, particularly to the extent any improper conduct by him or his party is detected, suspected or otherwise alleged during his term.
While Luiz Inácio Lula da Silva has already built his new administration, with a total of 37 ministries (14 more ministries than under former president Jair Messias Bolsonaro’s term), we cannot predict the scope, nature and impact of any policy changes or reforms (or reversals thereof) that the president’s new administration will implement, which could result in further political and economic instability and negatively impact the regulatory framework in which we operate, which, in turn could adversely affect our business, financial condition and operating results.
On January 8, 2022, protesters stormed government buildings in Brasília, Brazil’s capital, including the Congress, the Supreme Court and the Presidential Palace, which prompted the Supreme Court to order participants and certain politicians to be imprisoned and resulted in new investigations. It is unclear whether this heightened state of political and social tension will dissipate or intensify in coming months as the country awaits definition regarding the political and economic agenda of the new administration, which could contribute to increased macroeconomic and political instability.
Further, during the term of former president Jair Messias Bolsonaro, who remained president until December 31, 2022, there were several inquiries related to potential misconduct, including a Supreme Court investigation focused on the president’s handling of the COVID-19 pandemic. Additionally, former president Bolsonaro’s ongoing criticism of Brazil’s electronic voting system and the judiciary for investigations involving his supporters for allegedly financing, organizing or inciting violence or anti-democratic acts, or disseminating false information, contributed to heightened tensions with the Brazilian Supreme Court. More recently, there were investigations to ascertain whether Jair Bolsonaro was personally involved in a coup plan following the conclusion of the elections.
The potential outcome of these and other inquiries, as well as potential new inquiries involving Jair Messias Bolsonaro that may arise now he has left office, are uncertain, but they had a negative impact on the general perception of the Brazilian economy and the securities of Brazilian companies and affected and may continue to adversely affect our business, our financial condition and our operating results.

PART I	97	FORM 20-F

«Table of Contents

A failure by the Brazilian government to implement necessary reforms may result in diminished confidence in the Brazilian government’s budgetary condition and fiscal stance, which could result in downgrades of Brazil’s sovereign foreign credit rating by credit rating agencies, negatively impact Brazil’s economy, lead to further depreciation of the real and an increase in inflation and interest rates, adversely affecting our business, financial condition and results of operations. For more information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Operations in Latin America—The ongoing economic uncertainty and political instability in Brazil, including as a result of ongoing corruption investigations, may harm us and the price of Our Ordinary Shares.”
Inflation and Interest Rates
The two primary inflation indices in Brazil are the IPCA and the IGP-M.
The IPCA averaged 3.88% per annum between 2017 and 2020 against an average of 6.71% per annum between 2000 and 2016. The IPCA reached 4.52% per annum as of December 31, 2020 on an accumulated basis, 10.06% as of December 31, 2021 on an accumulated basis and 5.79% as of December 31, 2022 on an accumulated basis. As a result, the Central Bank decreased the SELIC rate from an average of 14.17% per annum between 2000 and 2016 to an average of 6.40% per annum between 2017 and 2020. The SELIC rate reached a historic low of 2.00% in August 2020. The SELIC rate increased throughout 2021 as a result of increases in inflation, reaching 9.25% as of December 31, 2021. On February 2, 2022, the SELIC rate was further increased to 10.75%. On March 16, 2022, the SELIC rate was further increased to 11.75%, and on May 4, 2022, the SELIC rate was further increased to 12.75%. On June 15, 2022, the SELIC rate was increased to 13.25%, and on July 3, 2022, the SELIC rate was further increased to 13.75%. On February 1, 2023 and March 22, 2023, the SELIC rate was maintained at 13.75%. As of the date of this annual statement, the SELIC rate was 13.75%.
The IGP-M is calculated by attributing increased weight to certain wholesale and other prices when compared to the IPCA. As a result, the IGP-M and the IPCA have diverged significantly in recent years, with the IGP-M averaging 9.36% per year between 2017 and 2020 and reaching 23.14% per annum as of December 31, 2020 on an accumulated basis, 17.8% as of December 31, 2021 on an accumulated basis and 5.45% as of December 31, 2022 on an accumulated basis.
Inflation affects our results of operations and financial performance primarily by affecting our revenues from services, which are supported by contracts with annual inflation-adjustment clauses. Inflation also affects our results by increasing costs and prices pursuant to inflation-indexed supply contracts, wage expenses through our collective bargaining agreements and other miscellaneous operating expenses, primarily electricity, as well as affecting expenditures and investments in software and equipment. In addition, some of our indebtedness is generally adjusted with reference to inflation indexes. For example, a significant portion of our real-denominated debt bears interest based on the CDI rate, which is partially adjusted for inflation.
We are exposed to interest rate risk primarily on our loans. Inflation affects our financial liquidity and financial capital resources primarily by exposing us to the direct variations in our floating-rate loans, with respect to our indebtedness that bears interest rates that are partially adjusted by inflation, such as the CDI rate. Rising interest rates may also impact the costs of our fundraising and indebtedness, increasing our financial expenses. Such an increase could adversely affect our ability to pay our obligations to the extent it reduces cash on hand. Mismatches between rates contracted in assets versus liabilities and/or high volatility in interest rates may result in financial losses for us.
As of December 31, 2022, approximately 4.0% of our loans and borrowings were subject to floating interest rates, particularly the CDI rate, with the remaining of our then outstanding borrowings accruing interest at fixed interest rates. As of December 31, 2021, 68.7% of our loans and borrowings were subject to floating interest rates.
Currency Fluctuations
Our functional currency is the Brazilian real. However, we have operations internationally that are denominated in foreign currencies. This exposure to foreign exchange variation is primarily related to fluctuations between the Brazilian real, on the one hand, and the U.S. dollar, the Colombian peso and the Mexican peso, on the other hand. Our subsidiaries outside of Brazil use their local currency as their functional currency.

PART I	98	FORM 20-F

«Table of Contents

The following table shows the balance of our trade receivables, net and trade and other payables denominated in foreign currency and translated into Brazilian reais as of the dates indicated:

	As of December 31, 2022			As of December 31, 2021
	COP	MXN	USD	COP	MXN	USD
	(in R$ millions)
Trade receivables, net	2.1	11.9	—	2.4	3.1	—
Trade and other payables	(0.6)	(10.1)	(44.1)	(0.5)	(4.3)	(7.6)
Of our trade receivables as of December 31, 2022, R$11.9 million, or 27.2%, was exposed to the real/Mexican peso exchange rate variation and R$2.1 million, or 4.8%, was exposed to the real/Colombian peso exchange rate variation. As of December 31, 2022, we did not have trade receivables exposed to the real/U.S. dollar exchange rate variation. Of our trade and other payables as of December 31, 2022, R$10.1 million, or 9.5%, was exposed to the real/ Mexican peso exchange rate variation, R$0.6 million, or 0.6%, was exposed to the real/Colombian peso exchange rate variation, and R$44.1 million, or 41.6%, was exposed to the real/U.S. dollar exchange rate variation.
Of our trade receivables as of December 31, 2021, R$3.1 million, or 8.5%, was exposed to the real/Mexican peso exchange rate variation and R$2.4 million, or 6.6%, was exposed to the real/Colombian peso exchange rate variation. As of December 31, 2021, we did not have trade receivables exposed to the real/U.S. dollar exchange rate variation. Of our trade and other payables as of December 31, 2021, R$0.5 million, or 0.6%, was exposed to the real/Mexican peso exchange rate variation, R$4.3 million, or 5.5%, was exposed to the real/Colombian peso exchange rate variation and R$7.6 million, or 9.7%, was exposed to the real/U.S. dollar exchange rate variation.
Moreover, as part of our core business, we purchase third-party software licenses from suppliers located outside of Brazil, most of which are denominated and payable in U.S. dollars, for resale to customers located in Brazil and elsewhere outside the United States. Accordingly, although the prices we charge our customers for these licenses in Brazil are denominated in reais, these prices are linked to the U.S. dollar with the objective to incorporate conservative foreign exchange estimates and projections in our pricing model. In this way, we believe our business provides a built-in hedge in relation to foreign exchange exposure, as we have been historically able to largely offset our U.S.-dollar denominated costs via corresponding revenue streams linked to the U.S.-dollar. Our policy to only purchase software licenses from a third-party once we have a firm commitment from a customer reinforces this natural hedge, as we are able to price our contracts with customers for resale substantially concurrently with our purchase orders with third-party suppliers/licensors, thus limiting the window of foreign exchange exposure. The licenses we purchase for our customers in Colombia and Mexico are purchased and resold in U.S. dollars, not in local currency. For additional information, see “—Description of Principal Line Items—Revenues—Third-party software.”
We recognize foreign exchange gains and losses arising from exchange rate variation during the period between the date we sign a purchase order for a software license and the date we actually pay for such third-party software licenses that we acquire for resale. Our exposure to foreign exchange rate variation for each purchase is 90 days on average, as we typically have approximately three months to deliver payment once we finalize a purchase order. However, we have the flexibility to pay our suppliers prior to the payment due date in case we project or expect a significant currency fluctuation that is not favorable to us.
For the year ended December 31, 2022, we recorded net foreign exchange gains in profit before income tax in the amount of R$ 3.5 million. For the years ended December 31, 2021 and 2020, we recorded net foreign exchange losses in profit before income tax in the amount of R$4.0 million and R$1.1 million, respectively.
Notwithstanding the above, despite the built-in hedge that is inherent to operations, from time to time, we may elect to enter into derivative transactions, including currency swaps and non-deliverable forwards transactions, to hedge our exposure originated by the resale of software licenses. At this juncture, we do not hedge our foreign exchange exposure relating to either our U.S.-dollar denominated third-party software licensing costs or our international operations in Colombia, Mexico and the United States. As a result, our financial statements may present gains or losses due to translation effects relating to the financial statements of our subsidiaries, particularly as these operations become more relevant.

PART I	99	FORM 20-F

«Table of Contents

In addition, we entered into U.S. dollar-denominated and Euro-denominated loans in the years ended December 31, 2021 and 2022, with an aggregate balance of R$ 21.0 million as of December 31, 2022. To mitigate our exchange rate exposure, we have entered into derivative financial transactions with financial institutions to hedge against the fluctuation of the Euro/real and U.S. dollar/real exchange rates and link our principal and interest to a fixed rate or the CDI rate. For the year ended December 31, 2022, we recorded losses of R$3.5 million in connection with derivative financial instruments entered into to hedge against the fluctuation of the Euro/real and U.S. dollar/real exchange rates. For the year ended December 31, 2021, we recorded profit of R$1.3 million in connection with such derivative financial instruments.
Furthermore, the depreciation of the Brazilian real (or, in the case of our Mexican and Colombian operations, the peso of each country) against relevant foreign currencies may lead to a decrease in our domestic revenues from our third-party software business given that our customers may decide to reduce their spending indexed or linked to foreign currencies. On the other hand, the depreciation of the Brazilian real (or, in the case of our Mexican and Colombian operations, the peso of each country) against relevant foreign currencies may lead to an increase in domestic revenues from our proprietary SaaS business, the pricing of which is not linked to the U.S. dollar variation.
Growth through Acquisitions
We have a track record of acquiring businesses and technologies that provide us with new product offerings and capabilities as well as access to new markets and geographies. These acquisitions have been relevant drivers of variations in our results of operations between periods. For a description of recent acquisitions and their impact on our results of operations, see “Item 4. Information on the Company—A. History and Development of the Company—Recent Acquisitions.”
Organic Growth and International Expansion
We are in the early stages of our international expansion and intend to continue expanding into new markets. As detailed below, in 2019 and 2020, we expanded internationally to the United States, Mexico and Colombia because we identified customer needs and opportunities in these markets that were similar to those in Brazil and deepened our footprint in the United States. We expect that our international activities will continue to grow for the foreseeable future as we continue to pursue opportunities in existing and new international markets, which will require significant dedication of management attention and financial resources.
Mexico and Colombia
As part of the consolidation of our international operations, Semantix Colômbia S.A.S. (“Semantix Colombia”) and Semantix México, S. de R.L. de C.V. (“Semantix Mexico”), which were our sister entities under common control with us, became our indirect subsidiaries as a result of our acquisition of 100.0% of the shares of Semantix Participações S.A. (“Semantix Participações”) on June 19, 2019. For the years ended December 31, 2022, 2021 and 2020, Semantix Colombia and Semantix Mexico generated R$24.7 million, R$17.0 million and R$13.8 million, respectively, in aggregated revenues.
United States
On February 26, 2020, we formed Semantix Corp. (“Semantix US”), a South Dakota corporation established for the purpose of expanding our offering of solutions in the United States. For the years ended December 31, 2021 and 2020, Semantix US generated R$8.4 million and R$12.7 million in revenues, respectively, in each period reflecting revenue from a data project for a customer with U.S. operations that subsequently cancelled its contract with us. Following this contract cancelation, our United States operations were very limited, with R$0.3 million in revenues accounted from the United States for the year ended December 31, 2022. We believe this decelerated launch of our United States operations was mainly a result of the COVID-19 pandemic, particularly our inability to find a marketing point person to brand ourselves in the United States coupled with the effects of the cancelation of physical participation in, and sponsorship of, events, conferences and seminars. We believe that our acquisition of Elemeno, a U.S.-based, cloud-managed, MLOps platform, will serve to increase our presence in the United States as part of our strategic objectives. For additional information, see “Item 4. Information on the Company—A. History and Development of the Company—Recent Acquisitions— Elemeno.”

PART I	100	FORM 20-F

«Table of Contents

Development of SDP—our Proprietary Data Platform
Since 2019, we have derived an increasingly relevant portion of our revenues from our proprietary SaaS business, which consists of revenue from fees charged to our customers for our proprietary data solutions, including our proprietary data platform (SDP) software, and the provision of support-related services. In particular, our December 2020 acquisition of LinkAPI served to accelerate our proprietary SaaS business due to the expanded technological capabilities of SDP resulting from the technology acquired through that acquisition (for additional information, see “Item 4. Information on the Company—A. History and Development of the Company—Recent Acquisitions—LinkAPI.” We believe our future success depends significantly on the growth of our proprietary SaaS business, which has become the core focus of our growth strategy. As a result, our sales efforts have and will continue to deploy most of our resources to develop this business line. We believe that a useful indicator to assess the growth of our proprietary SaaS business line is to measure the percentage increase or decrease of annual recurring revenue (“ARR”) across periods. Our proprietary SaaS ARR consists of the total gross revenue we expect to receive from our proprietary SaaS customers over the following 12 months based on contractual commitments, assuming no increases or reductions in their subscriptions or usage. Our proprietary SaaS ARR increased by 38.2% year-over-year as of December 31, 2022.
Impact of the COVID-19 Pandemic
The COVID-19 pandemic caused general business disruption worldwide. To contain the spread of the virus, governments around the world, including in Brazil, enacted various policies limiting social interaction and commercial activity for the general population, including but not limited to, lockdown periods, reduced business hours, cancellation of large events and festivities and travel bans for passengers from selected countries, among others.
Currently, the majority of restrictions have been lifted or relaxed as a result of the implementation of vaccination programs. However, despite advances in the containment of COVID-19 in 2021 and 2022, the COVID-19 pandemic remains a dynamic and continuously evolving situation with unknown short and long-term consequences that could reverse any recent improvements. For example, the spread of new strains and variants of COVID-19 could cause restrictions to be reinstated, again disrupting supply chains and economic activity at a regional or global level. Future outbreaks of COVID-19 may also require us to implement or reinstate measures to manage the risks posed by such outbreaks if and when required by government authorities, or as we determine are in the best interests of our employees, customers and business partners, which could adversely affect our business and operations. There is no certainty that such measures will be sufficient to mitigate the risks posed by COVID-19.
We experienced, and may continue to experience, a modest adverse impact on certain parts of our business as a result of the COVID-19 pandemic, including (i) delayed progress in the development of proprietary solutions due to stalled research and development efforts, and (ii) the slower than anticipated international expansion of our business, particularly in the United States, where we commenced operations in early 2020.
We have also experienced, and may continue to experience, a positive impact on other aspects of our business, especially considering that the restrictions imposed by the COVID-19 pandemic prompted a shift to digital solutions and services that benefited our business. Moreover, we observed a reduction of certain operating expenses in 2020 and 2021 due to reduced business travel and the cancellation of physical participation in, and sponsorship of, events, conferences and seminars. In 2020, we also experienced a decrease in office leasing expenses as well as a related reduction in maintenance, electricity and certain other ordinary course operating expenses. Our results of operations, cash flows, and financial condition have not been adversely impacted by the COVID-19 pandemic to date. However, as certain of our customers or partners experience downturns or uncertainty in their own business operations or results resulting from the spread of COVID-19, they may decrease or delay their spending, request pricing discounts, or seek renegotiations of their contracts, any of which may result in decreased revenue and cash receipts for us. In addition, we may experience customer losses, including due to bankruptcy or our customers ceasing operations, which may result in an inability to collect accounts receivable from these customers.
The global impact of COVID-19 continues to rapidly evolve, and we will continue to monitor the situation and the effects on our business and operations closely. We do not yet know the full extent of potential impacts on our business or operations or on the global economy as a whole, particularly if the COVID-19 pandemic continues and persists for an extended period of time. Given the uncertainty, we cannot reasonably estimate the ongoing impact of the COVID-19 pandemic on our future results of operations, cash flows, or financial condition. For additional details, see the section titled “Item 3. Key Information—D. Risk Factors.”

PART I	101	FORM 20-F

«Table of Contents

Description of Principal Line Items
Revenues
Our revenues consist of the fees we charge our customers for the following solutions, products and services:
•Third-party software: the majority of our revenue is currently derived from the resale of licenses to our customers that we purchase from third-party data platform software providers, such as Cloudera, Elastic, Confluent, among others, with a particular focus on licenses for data lake creation, data search and data visualization.
Most of the licenses we purchase for resale are denominated and payable in U.S. dollars to suppliers located outside of Brazil. Accordingly, although the prices we charge our customers for these licenses in Brazil are denominated in reais, these prices are linked to the U.S. dollar with the objective to incorporate conservative foreign exchange estimates and projections in our pricing model. Our policy to only purchase software licenses from a third-party once we have a firm commitment from a customer enables us to price our contracts for resale substantially concurrently with our purchase orders with suppliers.
We offer third-party software licenses through two main modalities:
(i)The Marketplace Model, consisting of the resale of third-party software licenses to our customers without any installation or support-related service in connection with the licensed software; and
(ii)The Managed Service Provider Model, consisting of the resale of third-party software licenses combined with assistance provided by our specialists to our customers in connection with the software installation.
Revenue from third-party software is recognized at the point in time when we transfer possession of the license to our customer which occurs upon our receipt of the invoice from the supplier from which we purchase the underlying license. Pricing is based on the price of the underlying license, consisting typically of a fixed amount set forth in the contract depending on the specific license provided by us, subject to adjustment for inflation and foreign exchange variation, if material. Our customers are not able to purchase these third-party software licenses directly from the relevant suppliers, as these suppliers use distributors like us to increase their presence and capillarity worldwide. We typically bill our customers annually, with this annual payment due upfront at the time of contract. Our customer contracts typically have a term of around three years, and are subject to annual price adjustments to reflect potential material foreign exchange variation and inflation.
•Proprietary software as a service (SaaS): consists of revenue from (i) fees charged to our customers for our proprietary data platform software and (ii) the provision of support-related services. We recognize revenue from proprietary SaaS ratably over the term of each contract when the performance obligation has been fulfilled. We use a time-based output method to measure progress and recognize revenue on a straight-line basis over the contract term. Our customer contracts typically have a term of around three years. The transaction price for our proprietary data platform contracts consists of the following components: (i) a fixed fee element, (ii) a variable fee, which is a take rate on the total payments value (TPV) of transactions effected through our proprietary solutions, (iii) a usage-based fee, reflecting a fixed amount per usage metric, considering as metrics storage (cloud), number of pipelines or flows of data, and number of platform users and (iv) certain potential discounts applied if the stated service-level in the contract is not met. If the proprietary software that we sell is not delivered concurrently with related support services, or they do not have the same pattern of transfer, we establish stand-alone selling prices for each performance obligation and allocate the transaction price accordingly. Our proprietary SaaS business has become increasingly significant to our revenue mix, particularly since 2020, and we expect this trend to accelerate as our customers increasingly migrate from third-party platforms (for which we receive licensing fees) to our proprietary platform.
•AI & data analytics services: consists of revenue from providing technical and advisory services, including consulting, cloud monitoring, data integration, data science and data engineering, in addition to providing training related to our proprietary platform. Each AI & data analytics service is distinct and represents a single performance obligation. We recognize service revenue over time by application of the input method (i.e., hours spent on contract) pursuant to which we recognize revenue from our AI & data analytics service contracts based on the hours of services provided and the rate per hour for the employee providing the services. Our customer contracts for AI & data analytics services typically have a term ranging from three months to two years.

PART I	102	FORM 20-F

«Table of Contents

•Other revenue: consists primarily of revenue from training related to big data, data architecture and other technology-related training offered to our customers. Revenue is recognized over time. The progress of the performance obligation is measured based on the hours incurred.
Foreign currency transactions are translated into Brazilian reais based on the exchange rate on the date of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions, and from the translation of monetary assets and liabilities denominated in foreign currencies at period-end exchange rates, are generally recognized in profit or loss.
Cost of Sales
Our cost of sales includes cost of services provided and cost of sales of goods:
•Cost of sales of goods: consists primarily of the costs we incur to purchase third-party software licenses to resell to our customers. Most of the software licenses we purchase for resale are denominated and payable to companies located outside of Brazil in U.S. dollars; and
•Cost of services provided: consists primarily of personnel costs in connection with our proprietary SaaS business line, in addition to personnel costs to provide the AI & data analytics services for a specific customer project, including fixed and variable compensation, benefits and social and payroll taxes.
Sales and Marketing Expenses
Our sales and marketing expenses consist primarily of personnel-related expenses associated with our sales and marketing operations, including fixed and variable compensation, benefits and social and payroll taxes. Sales and marketing expenses also include sales commissions paid to our sales force and commercial representatives, traveling expenses and expenses for events, conferences and seminars, and expected credit losses, which for the year ended December 31, 2021, consisted of expenses with a loss allowance established following the early termination by a single client of a three-year contract to purchase third-party software in the early phases of our U.S. operations. In addition, for the year ended December 31, 2021, our sales and marketing expenses also included a write-off in connection with receivables from a single client related to third-party software licenses sold which we do not expect to collect. For the year ended December 31, 2022, our sales and marketing expenses also included a write-off of creditor invoice as a result of the forgiveness of the amount owed to a third-party software supplier. We expect that our sales and marketing expenses will increase in absolute value as we grow our business. However, we expect that our sales and marketing expenses will decrease as a percentage of our revenues over time.
General and Administrative Expenses
General and administrative expenses consist of personnel, outsourced services, depreciation and amortization, facilities and certain other expenses, as described below:
•Personnel: consist of compensation-related expenses for our finance, legal, human resources, administrative personnel and personnel that provide services that are not allocated into specific projects, including fixed and variable compensation, stock option, benefits and social and payroll taxes;
•Outsourced services: include expenses incurred with consultants, recruiters, legal advisers, audit services, information technology providers, third-party cloud infrastructure, and software dedicated for use for our general and administrative functions;
•Depreciation and amortization: relate mainly to software licenses for our administrative functions, furnishings, information technology and telecommunication equipment, which are used in our head office, back-office and other support-related operations. In addition, depreciation and amortization include goodwill recorded in connection with acquisitions and capitalization of internal-use software development;
•Facilities: relate to lease expenses for our office space, office maintenance, electricity, office supplies, among other miscellaneous expenses related to facility upkeep; and

PART I	103	FORM 20-F

«Table of Contents

•Other expenses: (i) for the year ended December 31, 2022, include expenses in connection with becoming a public company, particularly non-capitalized expenses related to third-party advisory, support services, travelling and events incurred in connection with the Business Combination and other administrative expenses and (ii) for the years ended December 31, 2021 and 2020, include expenses in connection with our data lab in the city of Campinas, in the State of São Paulo, and other administrative expenses.
We expect administrative expenses to increase as a result of becoming a publicly-traded company and adhering to the compliance framework required by the Sarbanes-Oxley Act. Public company costs include expenses associated with annual and quarterly reporting, investor relations, registrar and transfer agent fees, incremental insurance costs, accounting and legal services, and other investments to strengthen corporate governance and internal controls. For additional information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Growth Strategy—We will incur increased costs as a result of operating as a public company.”
Research and Development
Our research and development expenses consist primarily of personnel-related expenses associated with our research and development team, including fixed and variable compensation, benefits and social and payroll taxes. Research and development expenses also include outsourced services fees, third-party cloud infrastructure expenses incurred in developing our proprietary platform, computer equipment, software, and research subscription services used by our research and development teams. We expect that our research and development expenses will increase in absolute value as our business grows, particularly as we incur additional costs related to continued investments in our proprietary platform. In addition, we capitalize development expenses that qualify as internal-use software development costs in varying amounts that may fluctuate significantly from period to period. These costs consist of labor expenses associated with hiring developers, among others, including the third-party cloud infrastructure used in the internal development phases.
Listing Expenses
Our listing expenses consist of a one-time non-cash expense recorded in 2022, representing the cost incurred in connection with achieving a listing on the Nasdaq and calculated in accordance with IFRS 2 as the difference between the fair value of our Ordinary Shares issued and the fair value of Alpha’s identifiable net assets received in exchange.
Other Expenses
Other expenses consist of (i) for the year ended December 31, 2021, provisions recorded relating to the early termination by a single client of a three-year contract to purchase third-party software in the early phases of our U.S. operations (see “—Sales and Marketing Expenses” above) reflecting our ongoing payment obligations under an onerous contract with the third-party software supplier despite our client’s cancelation, which was fully reverted in the year ended December 31, 2022 as a result of the forgiveness by the third-party software supplier of the amount we owed to it, (ii) for the years ended December 31, 2022 and 2021, non-capitalized expenses related to third-party advisory and support services incurred in connection with the Business Combination, (iii) municipal property taxes (Imposto sobre a Propriedade Predial e Territorial Urbana, or “IPTU”) due on the property where our office is located, (iv) federal income taxes on foreign exchange transactions, in addition to other taxes applied in foreign exchange transactions (Imposto sobre Operações Financeiras, or “IOF”) due on payments made abroad to our international suppliers when purchasing software licenses with funds originating from Brazil, (v) municipal taxes levied on the provision of services (Imposto sobre Serviço, or “ISS”) due on the purchase of software licenses from our international suppliers and on the services provided by our international suppliers which we resell in Brazil, and (vi) federal contributions levied on services provided by non-Brazilian residents (Contribuição sobre Intervenção do Domínio Econônomico, or “CIDE”) due on the services provided by our international suppliers which we resell in Brazil.
Financial Result
Financial result consists of financial income minus financial expenses. Financial income consists of interest income from financial assets (fixed income and certificates of banking deposits (Certificados de Depósito Bancário)), foreign exchange gains and other financial income. Financial expenses consist of foreign exchange losses, interest on loans, interest on leases and other financial expenses.

PART I	104	FORM 20-F

«Table of Contents

Given that most of the software licenses we purchase for resale are denominated and paid in U.S. dollars, we recognize foreign exchange gains and losses due to the exchange rate variation between the date of purchase and the date of payment of such third-party software licenses purchased for resale to our suppliers. Our exposure to foreign exchange rate variation for each purchase is 90 days on average, but we have the flexibility to pay our suppliers in advance of the expected payment date in case we project or expect a significant currency fluctuation that would make it more advantageous to pay sooner.
Income Tax
The current Brazilian corporate income tax (“CIT”) is calculated at a nominal rate of approximately 34%. CIT is composed of (i) an income tax rate of 15% with an additional rate of 10% for taxable income in excess of R$20,000.00 per month and (ii) the social contribution rate of 9%, totaling 34% applicable to non-financial institutions in Brazil. Deferred income tax and social contribution relate to taxes payable arising from temporary and recognition differences between tax laws and accounting methods.
Results of Operations
Year Ended December 31, 2022 compared to Year Ended December 31, 2021
The following table sets forth our income statement data for the periods indicated:

	For the year ended December 31,
	2022	2022	2021	Variation (%)
	(in US$ millions)(1)	(in R$ millions, except for percentages)
Revenues	50.2	262.1	211.7	23.8%
Cost of sales	(27.5)	(143.3)	(125.5)	14.2%
Gross profit	22.8	118.8	86.2	37.8%
Operating expenses
Sales and marketing expenses	(13.5)	(70.4)	(36.7)	91.8%
General and administrative expenses	(22.1)	(115.5)	(81.5)	41.7%
Research and development	(6.4)	(33.2)	(19.9)	66.8%
Listing expenses	(41.3)	(215.6)	—	—
Other expenses	(6.7)	(35.0)	(9.2)	280.4%
Operating loss	(67.2)	(350.9)	(61.1)	474.3%
Financial income	10.5	55.0	6.5	746.2%
Financial expenses	(8.1)	(42.5)	(21.5)	97.7%
Net financial results	2.4	12.5	(15.0)	(183.3)%
Loss before income tax	(64.9)	(338.4)	(76.1)	344.7%
Income tax	1.6	8.6	7.7	11.7%
Loss for the year	(63.2)	(329.8)	(68.4)	382.2%

1.For convenience purposes only, amounts in reais for the year ended December 31, 2022 have been translated to U.S. dollars using an exchange rate of R$5.218 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2022, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Operations in Latin America—Exchange rate instability may have adverse effects on the Brazilian economy, our business and the trading price of Our Ordinary Shares.”

PART I	105	FORM 20-F

«Table of Contents

Revenues
Revenues for the year ended December 31, 2022 were R$ 262.1 million an increase of R$ 50.4 million, or 23.8%, from R$211.7 million for the year ended December 31, 2021, reflecting .(i) an increase in revenues associated with our third-party software business line due to increased sales to new and existing customers and (ii) an increase in revenues associated with our proprietary SaaS business line, reflecting our strategy to favor a shift towards proprietary SaaS products, which, in general, generate higher margins than third-party products.
The table below shows our revenues and percentage of revenues by business line for the periods indicated:

	For the years ended December 31,
	2022	2022	2021	Variation (%)
	(in US$ millions)(1)	(in R$ millions, except for percentages)
Third-party software	30.8	160.8	131.3	22.5%
AI & data analytics services	8.8	46.1	40.5	13.8%
Proprietary software as a service (SaaS)	10.5	54.9	39.8	37.9%
Other revenue	0.1	0.3	0.1	200.0%
Total	50.2	262.1	211.7	23.8%
Percentage of revenues:
Third-party software		61.3%	62.0%
AI & data analytics services		17.6%	19.2%
Proprietary software as a service (SaaS).		21.0%	18.8%
Other revenue		0.1%	—%
Total		100.0%	100.0%

1.For convenience purposes only, amounts in reais for the year ended December 31, 2022 have been translated to U.S. dollars using an exchange rate of R$5.218 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2022, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Operations in Latin America—Exchange rate instability may have adverse effects on the Brazilian economy, our business and the trading price of our Ordinary Shares.”
As mentioned above, the increase in revenues was primarily due to:
•Third-party software: an increase of R$29.5 million, or 22.5%, in third-party software revenues to R$160.8 million in the year ended December 31, 2022, from R$131.3 million in the year ended December 31, 2021, driven primarily by an increase of: (i) R$66.5 million in revenues as a result of an increase in solutions and services purchased by new customers; and (ii) R$25.8 million in revenues as a result of an increase (net of decreases) in solutions and services purchased by existing customers. This effect was partially offset by (i) a decrease of R$22.3 million in revenues as a result of the non-renewal of a one-year contract with a relevant customer that generated revenue during the year ended December 31, 2021 but no corresponding revenue during the same period of 2022; (ii) a decrease of R$20.1 million in revenues as a result of the non-renewal of two separate one-year contracts, each with a relevant customer that generated revenue during the year ended December 31, 2021 but no corresponding revenue during the same period of 2022; and (iii) a decrease of R$8.4 million in revenues as a result of the early termination by a single client of a three-year contract to purchase third-party software in the early phases of our U.S. operations.
•Proprietary software as a service (SaaS):an increase of R$15.1 million, or 37.9%, in proprietary SaaS revenues to R$54.9 million in the year ended December 31, 2022 from R$39.8 million in the year ended December 31, 2021, mainly due to: (i) R$8.2 million in revenues as a result of increased sales volume related to the wider adoption of our SDP proprietary data platform among our customers, while at the same time reflecting less than expected overall volume due to an inability to attract new customers at a rapid pace; and (ii) R$6.9 million in revenues as a result of the acquisition of Zetta in August 2022.
•AI & data analytics services: an increase of R$5.6 million, or 13.8%, in AI & data analytics services revenues to R$46.1 million in the year ended December 31, 2022 from R$40.5 million in the year ended December 31, 2021, mainly due to new projects following the growth of our proprietary SaaS business line.

PART I	106	FORM 20-F

«Table of Contents

The table below shows our revenues by geography for the periods indicated:

	For the years ended December 31,
	2022	2022	2021
	(in US$ millions)(1)	(in R$ millions)
Brazil	45.4	237.0	186.3
Latin America (other than Brazil)	4.8	24.8	17.0
United States of America	0.1	0.3	8.4
Total	50.2	262.1	211.7

1.For convenience purposes only, amounts in reais for the year ended December 31, 2022 have been translated to U.S. dollars using an exchange rate of R$5.218 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2022, as reported by the Central Bank. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Operations in Latin America—Exchange rate instability may have adverse effects on the Brazilian economy, our business and the trading price of our Ordinary Shares.”
Of our revenues for the year ended December 31, 2022, R$237.0 million were attributable to our operations in Brazil, R$24.8 million were attributable to our operations in Latin America (other than Brazil) and R$0.3 million were attributable to our operations in the United States, compared to R$186.3 million in Brazil, R$17.0 million in Latin America (other than Brazil) and R$8.4 million in the United States for the year ended December 31, 2021. This variation in geographic mix reflects (i) an increase in sales in Brazil driven by the increase in revenues from our third-party software and proprietary SaaS business lines described above, (ii) an increase in sales in Latin America mainly driven by an increase in sales of third-party software in Mexico, and (iii) a decrease in sales in the United States mainly driven by the early contract termination by a single client described above, reflecting the decelerated launch of our United States operations as a result of the COVID-19 pandemic and the corresponding effects on our marketing momentum in the region, particularly due to our inability to identify a marketing point person to brand ourselves in the United States as well as the cancelation of physical participation in, and sponsorship of, events, conferences and seminars in the country.
Cost of sales
Cost of sales for the year ended December 31, 2022 was R$143.3 million, an increase of R$17.9 million, or 14.2%, from R$125.5 million for the year ended December 31, 2021. This increase was primarily due to (i) an increase of R$12.9 million in cost associated with our third-party software business line, reflecting an increase in the price of licenses purchased and (ii) an increase of R$5.0 million in personnel costs arising from our proprietary SaaS and AI & data analytics services business lines, reflecting both salary increases for current employees and new hires.
Gross profit
For the reasons described above, gross profit for the year ended December 31, 2022 was R$118.8 million, an increase of R$32.6 million, or 37.8% from R$86.2 million for the year ended December 31, 2021, reflecting mainly: (i) the increase in revenues for our proprietary SaaS business line, which has a higher gross margin, and (ii) the increase in gross margin for our third-party software business line.
Sales and marketing expenses
Sales and marketing expenses for the year ended December 31, 2022 were R$70.4 million, an increase of R$33.7 million, or 91.8%, from R$36.7 million for the year ended December 31, 2021. This increase was primarily due to (i) an increase of R$22.2 million in personnel expenses due to an increase in salary expenses, reflecting both salary increases for existing employees coupled with new hires, (ii) an increase of R$10.2 million in marketing expenses in line with our go-to market strategy and (iii) an increase of R$5.8 million in expected credit losses mainly due to our revenue growth. These effects were partially offset by the cancellation of an outstanding invoice owed by us in the amount of R$4.3 million and forgiveness of the corresponding payment obligations owed to one of our third-party software suppliers after the early termination by one of our clients of a third-party software contract with us, due to failure of the third-party provider to deliver software services in the manner agreed.

PART I	107	FORM 20-F

«Table of Contents

General and administrative expenses
General and administrative expenses for the year ended December 31, 2022 were R$115.5 million, an increase of R$34.0 million, or 41.7%, from R$81.5 million for the year ended December 31, 2021. This increase was primarily due to (i) an increase of R$14.9 million related to the hire of new directors and management level to comply with SEC and corporate governance requirements, (ii) an increase of R$6.1 million in IT and hosting expenses, (iii) an increase of R$5.8 million related to advisory and support services incurred in connection with the Business Combination that are not expected to be ongoing, and (iv) an increase of R$1.9 million in traveling expenses, mainly due the listing event at Nasdaq, as well as a reflection of our growth with personnel as mentioned above.
Research and development
Research and development expenses for the year ended December 31, 2022 were R$33.2 million, an increase of R$13.3 million, or 66.8%, from R$19.9 million for the year ended December 31, 2021. This increase was mainly due to (i) an increase of R$9.9 million in depreciation and amortization, due to the amortization of software development costs and (ii) an increase of R$4.6 million in personnel-related expenses, mainly due to the expansion of our research and development team.
Listing expenses
Listing expenses for the year ended December 31, 2022 were R$215.6 million, with no corresponding amount for the year ended December 31, 2021. This expense was recorded in connection with our listing on the Nasdaq as a result of the Business Combination and was calculated as the difference between the fair value of the Ordinary Shares issued and the fair value of Alpha’s identifiable net assets received in exchange
Other expenses
Other expenses for the year ended December 31, 2022 were R$35.0 million, an increase of R$25.8 million, from R$9.2 million for the year ended December 31, 2021. This increase was primarily due to (i) an increase of R$33.2 million related to non-capitalized expenses related to third-party advisory and support services incurred in connection with the Business Combination and (ii) an increase of R$6.3 million related to advisory and auditing services for the process of the Business Combination. These effects were partially offset by a decrease of R$15.4 million in expenses associated with the onerous contract provision of R$7.7 million established in the year ended December 31, 2021 relating to the early termination by a single client of a three-year contract to purchase third-party software in the early phases our U.S. operations, which was fully reverted during the same period of 2022 as a result of the forgiveness by the third-party software supplier of the amount we owed to it.
Operating loss
For the reasons described above, operating loss for the year ended December 31, 2022 was R$350.9 million, an increase of R$289.8 million, from a R$61.1 million loss for the year ended December 31, 2021.
Financial income
Financial income for the year ended December 31, 2022 was R$55.0 million, an increase of R$48.4 million, from R$6.5 million for the year ended December 31, 2021. This increase was due to (i) an increase of R$25.7 million in gains from fair value of derivative financial instruments mainly derived from the fair value of warrant liabilities, (ii) R$21.2 million in interest income from financial assets mainly as a result of an increased volume of investments during the period (from R$35.8 million for the year ended December 31, 2021 to R$ 277.7 million for year ended December 31, 2022), and (iii) an increase of R$3.0 million in foreign exchange gains resulting from the exchange rate variation between the date we purchase and the date we pay our suppliers for third-party software licenses purchased for resale.

PART I	108	FORM 20-F

«Table of Contents

Financial expenses
Financial expenses for the year ended December 31, 2022 were R$42.5 million, an increase of R$21.0 million, from R$21.5 million for the year ended December 31, 2021. This increase was primarily due to an increase of R$18.0 million in interest on loans reflecting an increase in lending activity after December 31, 2021 prior to the repayment of a relevant portion of our debt with the proceeds from the Business Combination and (ii) an increase of R$4.5 million in losses from fair value of derivative financial instruments mainly derived from the fair value of the swap instruments we entered into during the period in connection with our U.S.-denominated and Euro-denominated loans.
Loss before income tax
For the reasons described above, loss before income tax for the year ended December 31, 2022 was R$338.5 million, an increase of R$262.4 million, from R$76.1 million loss for the year ended December 31, 2021.
Income tax
Income tax for the year ended December 31, 2022 resulted in gains of R$8.6 million as compared to gains of R$7.7 million for the year ended December 31, 2021. This R$0.9 million increase of gains reflects the recognition of less deferred tax credits in the year ended December 31, 2022.
Loss for the year
For the reasons described above, loss for the year ended December 31, 2022 was R$329.8 million, an increase of R$261.5 million, from R$68.4 million loss for the year ended December 31, 2021.
Year Ended December 31, 2021 compared to Year Ended December 31, 2020
The following table sets forth our income statement data for the periods indicated:

	For the year ended December 31,
	2021	2021	2020	Variation (%)
	(in US$ millions)(1)	(in R$ millions, except for percentages)
Revenues	40.6	211.7	123.5	71.4%
Cost of sales	(24.1)	(125.5)	(85.5)	46.8%
Gross profit	16.5	86.2	38.0	126.8%
Operating expenses
Sales and marketing expenses	(7.0)	(36.7)	(14.3)	156.6%
General and administrative expenses	(15.6)	(81.5)	(33.1)	146.2%
Research and development	(3.8)	(19.9)	(7.9)	151.9%
Other expenses	(1.8)	(9.2)	(0.7)	1,214.3%
Operating loss	(11.7)	(61.1)	(18.0)	239.4%
Financial income	1.2	6.5	2.6	150.0%
Financial expenses	(4.1)	(21.5)	(4.7)	357.4%
Net financial results	(2.9)	(15.0)	(2.0)	650.0%
Loss before income tax	(14.6)	(76.1)	(20.0)	280.5%
Income tax	1.5	7.7	0.6	1,183.3%
Loss for the year	(13.1)	(68.4)	(19.4)	252.6%

1.For convenience purposes only, amounts in reais for the year ended December 31, 2021 have been translated to U.S. dollars using an exchange rate of R$5.218 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2022, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Operations in Latin America—Exchange rate instability may have adverse effects on the Brazilian economy, our business and the trading price of Our Ordinary Shares.”

PART I	109	FORM 20-F

«Table of Contents

Revenues
Revenues for the year ended December 31, 2021 were R$211.7 million, an increase of R$88.2 million, or 71.4%, from R$123.5 million for the year ended December 31, 2020, reflecting mainly (i) an increase in revenues associated with our third-party software business line due to an increase in demand for our managed service provider model, and (ii) an increase in revenues associated with our proprietary SaaS business line as a result of our acquisition of LinkAPI in December 2020, thus introducing an additional solution to our SaaS portfolio, as well as an increase in revenues from the sale of our SDP proprietary solution.
The table below shows our revenues and percentage of revenues by business line for the periods indicated:

	For the year ended December 31,
	2021	2021	2020	Variation (%)
	(in US$ millions)(1)	(in R$ millions, except for percentages)
Third-party software	25.2	131.3	81.3	61.5%
AI & data analytics services	7.8	40.5	35.7	13.4%
Proprietary software as a service (SaaS)	7.6	39.8	5.8	586.2%
Other revenue	—	0.1	0.7	(85.7)%
Total	40.6	211.7	123.5	71.4%
Percentage of revenues:
Third-party software		62.0%	65.8%
AI & data analytics services		19.2%	28.9%
Proprietary software as a service (SaaS)		18.8%	4.7%
Other revenue		—	0.6%
Total		100.0%	100.0%

1.For convenience purposes only, amounts in reais for the year ended December 31, 2021 have been translated to U.S. dollars using an exchange rate of R$5.218 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2022, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Operations in Latin America—Exchange rate instability may have adverse effects on the Brazilian economy, our business and the trading price of our Ordinary Shares.”
As mentioned above, the increase in revenues was primarily due to:
•Third-party software: an increase of R$50.0 million, or 61.5%, in third-party software revenues to R$131.3 million for the year ended December 31, 2021 from R$81.3 million for the year ended December 31, 2020, driven primarily by an increase in solutions and services purchased by our existing customers, reflecting (i) an increase in demand for our managed service provider model which pairs installation services (for which we charge additional amounts) together with the resale of third-party software licenses, with our managed service model generating R$92.3 million in revenues during the period, reflecting in part the migration of existing customers from our marketplace model and (ii) a general trend of existing customers increasing the scope of their orders with us, as reflected in (A) the increase of our NRR over the period, increasing to 136.0% as of December 31, 2021 from 103.0% as of December 31, 2020, with such increase driven almost entirely by our third-party software business line over the period and (B) an increase in the number of customers that contributed more than US$1 million in revenues in the trailing 12 months, to 11 customers as of December 31, 2021 from nine customers as of December 31, 2020, with such variation driven almost entirely by our third-party software business line;
•Proprietary software as a service (SaaS): an increase of R$34.0 million in proprietary SaaS revenues to R$39.8 million for the year ended December 31, 2021 from R$5.8 million for the year ended December 31, 2020, mainly due to (i) an increase of R$19.4 million in revenues from the sale of proprietary solutions, driven primarily by the sale of application integration solutions and APIs following our acquisition of LinkAPI in December 2020 and (ii) an increase of R$9.3 million in revenues from increased sales volume related to wider adoption of our SDP proprietary data platform among our customers; and

PART I	110	FORM 20-F

«Table of Contents

•AI & data analytics services: an increase of R$4.8 million, or 13.4%, in AI & data analytics services revenues to R$40.5 million for the year ended December 31, 2021 from R$35.7 million for the year ended December 31, 2020, mainly due to increased volume of contracts for projects with existing customers.
The table below shows our revenues by geography for the periods indicated:

	For the year ended December 31,
	2021	2021	2020
	(in US$ millions)(1)	(in R$ millions)
Brazil	35.7	186.3	96.9
Latin America (other than Brazil)	3.3	17.0	13.8
United States of America	1.6	8.4	12.7
Total	40.6	211.7	123.5

1.For convenience purposes only, amounts in reais for the year ended December 31, 2021 have been translated to U.S. dollars using an exchange rate of R$5.218 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2022, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Operations in Latin America—Exchange rate instability may have adverse effects on the Brazilian economy, our business and the trading price of our Ordinary Shares.”
Of our revenues for the year ended December 31, 2021, R$186.3 million were attributable to our operations in Brazil, R$17.0 million were attributable to our operations in Latin America (other than Brazil) and R$8.4 million were attributable to our operations in the United States, compared to R$96.9 million in Brazil, R$13.8 million in Latin America (other than Brazil) and R$12.7 million in the United States for the year ended December 31, 2020. This variation in geographic mix reflects (i) an increase in sales in Brazil and in Latin America, driven mainly by those factors described above, and (ii) in each period, revenues in the United States from a data project for a customer with U.S. operations that subsequently cancelled its contract with us (for additional information, see “—Sales and marketing expenses” and “—Other expenses” below), reflecting the decelerated launch of our United States operations as a result of the COVID-19 pandemic and the corresponding effects on our marketing momentum in the region, particularly due to our inability to identify a marketing point person to brand ourselves in the United States as well as the cancelation of physical participation in, and sponsorship of, events, conferences and seminars in the country.
Cost of sales
Cost of sales for the year ended December 31, 2021 was R$125.5 million, an increase of R$40.0 million, or 46.8%, from R$85.5 million for the year ended December 31, 2020. This increase was primarily due to (i) an increase in cost associated with our third-party software business line due to an increase of R$26.8 million in costs to purchase third-party software licenses, mainly due to an increase in volume and (ii) R$9.5 million in costs associated with our proprietary SaaS and AI & data analytics services business lines due to a R$7.5 million increase in personnel costs mainly reflecting the integration of new employees as a result of the acquisition of LinkAPI in December 2020, coupled with an increase of R$2.0 million in salary and other employee-related expenses due to promotions and new hires in response to the growing demand for our AI & data analytics services.
Gross profit
For the reasons described above, gross profit for the year ended December 31, 2021 was R$86.2 million, an increase of R$48.2 million, or 126.8% from R$38.0 million for the year ended December 31, 2020, reflecting mainly the increased revenues in our managed service provider model in our third-party software business line and the positive effects of the increased revenues in our proprietary SaaS business line.

PART I	111	FORM 20-F

«Table of Contents

Sales and marketing expenses
Sales and marketing expenses for the year ended December 31, 2021 were R$36.7 million, an increase of R$22.4 million, from R$14.3 million for the year ended December 31, 2020. This increase was primarily due to (i) a write-off of R$9.4 million in connection with receivables from a single client related to third-party software licenses sold which we do not expect to collect, (ii) an increase of R$8.6 million in expenses with a loss allowance established following the early termination by a single client of a three-year contract to purchase third-party software in the early phases of our U.S. operations, and (iii) an increase of R$4.3 million in personnel expenses due to an increase in salary expenses, coupled with new hires.
General and administrative expenses
General and administrative expenses for the year ended December 31, 2021 were R$81.5 million, an increase of R$48.4 million, from R$33.1 million for the year ended December 31, 2020. This increase was primarily due to (i) an increase of R$20.6 million in expenses incurred in connection with outsourced services mainly due (A) to concentrated expenses of an extraordinary nature of R$6.7 million related to advisory and support services incurred in connection with the Business Combination that are not expected to be ongoing following the Closing, (B) an increase of R$ 6.0 million in expenses with information technology providers to support the growth of our business and (C) expenses of R$4.9 million related to the one-time earn-out payment to former shareholders of LinkAPI who continued providing services to us after the acquisition, including data integration services, (ii) R$13.4 million in expenses incurred in connection with stock option grants under the 2021 Plan and a stock option plan adopted by Semantix in 2020 (for more information, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans”), including an increase of R$4.9 million in payroll expenses related to such plans, (iii) an increase of R$9.8 million in personnel expenses due to an increase in salary expenses, coupled with new hires and (iv) an increase of R$6.8 million in facilities expenses mainly due to an increase of R$4.0 million in expenses with the improvement of our telecommunications infrastructure, particularly due to the return of in-person work.
Research and development
Research and development expenses for the year ended December 31, 2021 were R$19.9 million, an increase of R$12.0 million, from R$7.9 million for the year ended December 31, 2020. This increase was mainly due to (i) an increase of R$5.1 million in personnel-related expenses, mainly due to the expansion of our research and development team as a result of the acquisition of LinkAPI in December 2020 and (ii) an increase of R$3.7 million in third-party cloud infrastructure expenses incurred in connection with our proprietary platform.
Other expenses
Other expenses for the year ended December 31, 2021 were R$9.2 million, an increase of R$8.5 million, from R$0.7 million for the year ended December 31, 2020. This increase was primarily due to expenses of R$7.7 million related to provisions recorded relating to early termination by a single client of a three-year contract to purchase third-party software in the early phases our U.S. operations (see “—Sales and marketing expenses” above) reflecting our ongoing payment obligations under an onerous contract with the third-party software supplier despite our client’s cancelation and (ii) an increase of R$0.8 million in municipal taxes levied on the provision of services (ISS) due on the purchase of software licenses from our international suppliers as a result of a change in the interpretation by the Brazilian Supreme Court with respect to which taxes are applicable on the licensing and assignment of software rights in Brazil, which may result in increased ISS taxes going forward.
Operating loss
For the reasons described above, operating loss for the year ended December 31, 2021 was R$61.1 million, an increase of R$43.1 million, from an R$18.0 million loss for the year ended December 31, 2020.

PART I	112	FORM 20-F

«Table of Contents

Financial income
Financial income for the year ended December 31, 2021 was R$6.5 million, an increase of R$3.9 million, from R$2.6 million for the year ended December 31, 2020. This increase was due to (i) an increase of R$1.4 million in interest income from financial assets mainly as a result of increased volume of investments during the period (from R$10.7 million as of December 31, 2020 to R$35.8 million as of December 31, 2021) due to an increase in lending activity during the year ended December 31, 2021, (ii) an increase of R$1.3 million in income from fair value of derivative financial instrument as a result of the swap instruments we entered into during the period in connection with our U.S.-denominated and Euro-denominated loans and (iii) an increase of R$1.1 million in foreign exchange gains resulting from the exchange rate variation between the date we purchase and the date we pay our suppliers for third-party software licenses purchased for resale.
Financial expenses
Financial expenses for the year ended December 31, 2021 were R$21.5 million, an increase of R$16.8 million, from R$4.7 million for the year ended December 31, 2020. This increase was primarily due to (i) an increase of R$10.2 million in interest on loans reflecting an increase in lending activity during the year ended December 31, 2021, with an outstanding loan balance of R$146.6 million as of December 31, 2021, compared to R$30.0 million as of December 31, 2020, (ii) an increase of R$4.0 million in foreign exchange losses due to the variation of the real/U.S. dollar exchange rate between the purchase date and the payment date of certain third-party software licenses purchased for resale and (iii) an increase of R$2.8 million in other financial expenses mainly due to an increase in taxes on foreign exchange transactions (IOF) arising from our foreign currency loan transactions during the period.
Loss before income tax
For the reasons described above, loss before income tax for the year ended December 31, 2021 was R$76.1 million, an increase of R$56.1 million, from R$20.0 million loss for the year ended December 31, 2020.
Income tax
Income tax for the year ended December 31, 2021 resulted in gains of R$7.7 million as compared to gains of R$0.6 million for the year ended December 31, 2020. This R$7.1 million increase of gains reflects the recognition of less deferred tax credits in 2020.
Loss for the year
For the reasons described above, loss for the year ended December 31, 2021 was R$68.4 million, an increase of R$49.0 million, from R$19.4 million loss for the year ended December 31, 2020.
Material Weaknesses in Internal Controls and Remediation
As of December 31, 2022, we continue to identify material weaknesses in our internal controls over financial reporting. A material weakness is a deficiency, or combination of control deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. For additional information regarding the material weaknesses identified, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We have identified material weaknesses in our internal control over financial reporting and, if we fail to remediate such material weaknesses (and any other ones) or establish and maintain effective internal controls over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations and/or prevent fraud.”

PART I	113	FORM 20-F

«Table of Contents

B.Liquidity and Capital Resources
The following discussion of our liquidity and capital resources is based on the financial information derived from our financial statements included elsewhere in this annual report.
As of December, 2022, we had R$338.0 million in cash and cash equivalents (R$52.1 million as of December 31, 2021). Our cash and cash equivalents include cash on hand and immediate demand deposits with financial institutions. For more information, see note 7 to our audited annual consolidated financial statements for the years ended December 31, 2022, 2021 and 2020, included elsewhere in this annual report.
On August 3, 2022, we consummated the previously announced Business Combination pursuant to the Business Combination Agreement, by and among the Registrant (formerly known as Alpha Capital Holdco Company), Alpha, each of the Merger Subs and Semantix. As a result of the completion of the Business Combination, we raised US$127.0 million (approximately R$671.2 million based on the exchange rate of R$5.285 to US$1.00, the commercial selling rate for U.S. dollars as of August 3, 2022, as reported by the Central Bank), before transaction-related expenses, to fund future organic and inorganic growth initiatives. Total direct transaction costs of Semantix and Alpha was approximately R$43.5 million (approximately $8.2 million based on the exchange rate of R$5.285 to US$1.00, the commercial selling rate for U.S. dollars as of August 3, 2022, as reported by the Central Bank), substantially all of which was recorded as a reduction to additional paid-in capital as costs related to the reverse recapitalization. We expect to incur additional annual expenses as a public company for, among other things, directors’ and officers’ liability insurance, director fees and additional internal and external accounting, legal and administrative resources, including increased audit, legal, and filing fees.
Our management believes that the proceeds from the Business Combination, along with the rest of our current available cash and cash equivalents and the cash flows from our operating activities, will be sufficient to meet our working capital requirements and capital expenditures in the ordinary course of business for the next 12 months. Our available cash and cash flows generated from our operating activities may vary in relation to our targets and projections based on, among other factors, our ability to retain and properly serve existing customers while at the same time attracting new customers, particularly new business for our higher-margin proprietary SaaS business area (for a summary of factors that may impact our ability to meet our targets, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Growth Strategy and —Risks Related to Our Business and Industry”).
Our future capital requirements will depend on many factors, including our growth rate, the timing and extent of spending to support research and development efforts, the expansion of sales and marketing activities, the introduction of new and enhanced product and service offerings, and the cost of any future acquisitions of technology or businesses. In the event that additional financing is required from outside sources, we may be unable to raise the funds on acceptable terms, if at all. We may seek additional capital through equity and/or debt financings depending on market conditions, particularly if the cash generated from operating activities is not in accordance with our expectations. If we are required to raise additional funds by issuing equity securities, dilution to public shareholders would result. Any equity securities issued may also provide for rights, preferences or privileges senior to those of holders of our Ordinary Shares. If we raise funds by issuing debt securities, such debt securities would have rights, preferences and privileges senior to those of holders of Ordinary Shares. The terms of debt securities or borrowings could impose significant restrictions on our operations. The credit market and financial services industry have in the past, and may in the future, experience periods of uncertainty that could impact the availability and cost of equity and debt financing.

PART I	114	FORM 20-F

«Table of Contents

In addition, there is no assurance that the holders of the Warrants will elect to exercise any or all of the Warrants, which could impact our liquidity position. Whether warrantholders will exercise their Warrants, and therefore the amount of cash proceeds we would receive upon exercise, is dependent upon the trading price of the Ordinary Shares, the last reported sales price for which was $4.39 per share on March 31, 2023. Each Warrant is exercisable for one Ordinary Share at an exercise price of $11.50. Therefore, if and when the trading price of the Ordinary Shares is less than $11.50, we expect that warrantholders would not exercise their Warrants. We could receive up to an aggregate of approximately $212,750,000 if all of the Warrants are exercised for cash, but we would only receive such proceeds if and when the warrantholders exercise the Warrants which, based on the current trading price of our Ordinary Shares, is unlikely unless there is a relevant increase in trading price. The Warrants may not be or remain in the money during the period they are exercisable and prior to their expiration and, therefore, it is possible that the Warrants may not be exercised prior to their expiration on August 3, 2027, even if they are in the money, and as such, may expire worthless with minimal proceeds received by us, if any, from the exercise of Warrants. To the extent that any of the Warrants are exercised on a “cashless basis,” we will not receive any proceeds upon such exercise. As a result, we do not expect to rely on the cash exercise of Warrants to fund our operations. Instead, we intend to rely on other sources of cash discussed above to continue to fund our operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We have a history of losses, and we may not be profitable in the future.”
Cash Flows
The following table shows the generation and use of cash for the periods indicated:

	For the years ended December 31,
	2022	2021	2020
	(in R$ millions)
Cash Flow Data
Net cash (outflow) from operating activities	(211.0)	(16.3)	(11.1)
Net cash (outflow) from investment activities	(61.6)	(21.9)	(42.3)
Net cash inflow from financing activities	561.0	66.3	50.1
Operating Activities
Our net cash outflow from operating activities was R$ 211.0 million for the year ended December 31, 2022. This cash outflow was primarily due to: (i) our R$329.8 million loss for the year ended December 31, 2022 reflecting higher operating expenses, (ii) trade receivables of R$116.9 million reflecting sales of third-party software licenses made at the end of the fourth quarter of 2022, and (iii) prepaid expenses and other assets of R$11.8 million, mainly reflecting expenses with advisory and support services incurred in connection with the Business Combination that are not expected to be ongoing. These effects were partially offset by (i) listing expenses of R$215.6 million resulting from our listing with the Nasdaq and completion of the Business Combination and (ii)accounts payable and accrued expenses of R$30.4 million primarily due to better payment terms generally negotiated with our suppliers.
Our net cash outflow from operating activities was R$16.3 million for the year ended December 31, 2021. This cash outflow was primarily due to: (i) our R$68.4 million loss for the year ended December 31, 2021, and (ii) trade receivables of R$23.6 million reflecting an increase in sales of third-party software licenses made at the end of the fourth quarter of 2021, the payment of which was due after December 31, 2021. These effects were partially offset by (i) accounts payable and accrued expenses of R$36.5 million primarily due to better payment terms generally negotiated with our suppliers and (ii) the impact of certain non-recurring losses during the period that affected our net income but did not have a cash effect, including (A) a write-off of R$9.4 million in connection with receivables from a single client related to third-party software licenses sold which we do not expect to collect, (B) loss allowance of R$9.0 million, mainly reflecting expenses of R$8.6 million with loss allowance established in connection with the early termination by a single client of a three-year contract to purchase third-party licenses under our U.S. operations and (C) an onerous contract provision of R$7.7 million established in connection with the early termination of the same contract described above, reflecting ongoing payment obligations we still have to our supplier despite the termination by our client.

PART I	115	FORM 20-F

«Table of Contents

Our net cash outflow from operating activities was R$11.1 million for the year ended December 31, 2020. This cash outflow was primarily due to: (i) our R$19.4 million loss for the year ended December 31, 2020, and (ii) trade receivables of R$16.9 million primarily due to an increase in sales of third-party software licenses made at the end of the fourth quarter of 2020, the payment of which was due after December 31, 2020. These effects were partially offset by (i) accounts payable and accrued expenses of R$14.8 million primarily due to better payment terms generally negotiated with our suppliers, in particular as a result of the COVID-19 pandemic and (ii) our recording of other liabilities of R$7.1 million primarily due to the establishment of a provision for operating risks that impacted our income statement but had no cash effect.
Investment Activities
Our net cash outflow from investment activities was R$61.6 million for the year ended December 31, 2022, primarily due to (i) as the primary driver, R$36.9 million in net cash used to capitalize our development expenses for our proprietary data platform during the period and (ii) R$24.1 million in net cash used to purchase our controlling stake in Zetta.
Our net cash outflow from investment activities was R$21.9 million for the year ended December 31, 2021, primarily due to (i) as the primary driver, R$21.2 million in net cash used to capitalize our development expenses for our proprietary data platform during the period and (ii) R$0.6 million in net cash used to purchase property and equipment.
Our net cash outflow from investment activities was R$42.3 million for the year ended December 31, 2020, primarily due to (i) as the primary driver, R$26.6 million in net cash used to purchase our controlling equity stake in LinkAPI and Tradimus and (ii) a R$15.1 million increase in cash used to capitalize our development expenses during the period for our proprietary data platform.
Financing Activities
Our net cash inflow from financing activities was R$561.0 million for the year ended December 31, 2022, primarily due to (i) R$630.1 million in cash inflow from the proceeds received as a result of the Business Combination and (ii)R$122.0 million in cash inflow from new lending over the period, reflecting our loans from Banco Santander (Brasil) S.A., Citibank, N.A., Banco Bradesco S.A. and Itaú Unibanco S.A. in that period. This effect was partially offset by payment of loans and financing of R$189.5 million during the period.
Our net cash inflow from financing activities was R$66.3 million for the year ended December 31, 2021, primarily due to (i) as the primary driver, R$120.2 million in cash inflow from new lending over the period, reflecting our loans from Itaú Unibanco S.A., Banco Bradesco S.A., Banco do Brasil S.A., Citibank, N.A., Banco BMG S.A. and Banco BTG Pactual S.A. that year and (ii) to a lesser extent, R$5.0 million in cash inflow from proceeds from non-controlling interest related to the investment made by Excella to purchase a 50.0% non-controlling stake in Tradimus. This effect was partially offset by (i) payment of our acquisition of LinkAPI’s shares in the amount of R$47.8 million, (ii) payment of loans and financing of R$9.8 million during the period and (iii) payment of lease expenses of R$1.2 million during the period.
Our net cash inflow from financing activities was R$50.1 million for the year ended December 31, 2020, primarily due to (i) a R$29.5 million in cash inflow from new lending over the period, reflecting our working capital loans from Banco Daycoval S.A., Itaú Unibanco S.A. and Banco Bradesco S.A. that year and (ii) the effects of our R$21.6 million inflow from the payment of the second tranche of our capital increase approved in 2019 reflecting Crescera’s investment in us.
Indebtedness
As of December 31, 2022, we had R$78.7 million in outstanding loans and borrowings (R$146.6 million as of December 31, 2021) and R$2.4 million in lease liabilities (R$3.3 million as of December 31, 2021).

PART I	116	FORM 20-F

«Table of Contents

The following table sets forth selected information with respect to our loans and borrowings as of the dates indicated below:

				As of December 31,
Financial institution	Transaction	Interest	Maturity	2022	2021
				(R$ millions)
Banco Bradesco S.A.	Working capital	8.44% per annum	2025	—	10.1
Itaú Unibanco S.A.	Working capital	10.34% per annum	2024	—	8.1
Banco Daycoval S.A.	Working capital	12.01% per annum	2024	—	8.2
Banco Bradesco S.A.	Working capital	CDI + 4.10% per annum	2026	—	10.1
Banco do Brasil S.A.	Working capital	CDI + 5.20% per annum	2025	—	15.1
Citibank, N.A.	4,131 loan	CDI + 4.53% per annum	2025	—	21.1
Itaú Unibanco S.A.—Nassau Branch	4,131 loan	12.28% per annum	2025	12.1	19.2
Banco BMG S.A.	Working capital	CDI + 6.32% per annum	2023	3.1	9.3
Itaú Unibanco S.A.	Financing of LinkAPI acquisition	12.15% per annum	2025	0.4	0.4
Banco BTG Pactual S.A.	Working capital	CDI + 5.15% per annum	2024	—	30.0
Banco do Brasil S.A.	Working capital	CDI + 5.30% per annum	2025	—	15.0
Banco Santander (Brasil) S.A.	Working capital	CDI + 5.98 % per annum	2024	25.0	—
Citibank, N.A.	4,131 loan	CDI + 5.16% per annum	2025	—	—
Banco Bradesco S.A.	Working capital	14.77% per annum	2026	29.1	—
Itaú Unibanco S.A. – Nassau Branch	4,131 loan	16.35% per annum	2026	8.9	—
Itaú Unibanco S.A.—Nassau Branch	4,131 loan	19.71% per annum	2022	—	—
Total				78.6	146.6
Current				31.0	44.1
Non-current				47.6	102.5
The following is a description of our indebtedness as of December 31, 2022:
Loans and Borrowings
On August 25, 2020, we entered into a loan agreement with Banco Bradesco S.A. in the amount of R$10.0 million, with interest accruing at a rate per annum equal to 8.44% and maturing on August 25, 2025. This loan was guaranteed by certain of our shareholders and by the Investments Guarantee Fund (Fundo Garantidor para Investimentos, or “FGI”), a fund owned by the Brazilian National Economic and Social Development Bank (Banco Nacional de Desenvolvimento Econômico e Social, or “BNDES”). On August 31, 2022, this loan was fully repaid by us.
On September 28, 2020, we entered into a loan agreement with Itaú Unibanco S.A. in the amount of R$9.5 million, with interest accruing at a rate per annum equal to 10.34% and maturing on September 25, 2024. This loan was guaranteed by Semantix Participações. On August 23, 2022, this loan was fully repaid by us.
On September 30, 2020, we entered into a loan agreement with Banco Daycoval S.A. in the amount of R$10.0 million, with interest accruing at a rate per annum equal to 12.01% and maturing on September 30, 2024. This loan was guaranteed by certain of our shareholders and FGI, and secured by receivables from trade bills and escrow receivables. On August 23, 2022, this loan was fully repaid by us.
On March 23, 2021, we entered into a loan agreement with Banco Bradesco S.A. in the amount of R$10.0 million, with interest accruing at a rate per annum equal to CDI plus 4.10% and maturing on March 23, 2026. This loan was secured by receivables from trade bills and escrow receivables. On August 31, 2022, this loan was fully repaid by us.
On April 7, 2021, we entered into a loan agreement with Banco do Brasil S.A. in the amount of R$15.0 million, with interest accruing at a rate per annum equal to CDI plus 5.20% and maturing on February 18, 2025. This loan was secured by financial investments. On August 30, 2022, this loan was fully repaid by us.

PART I	117	FORM 20-F

«Table of Contents

On May 25, 2021, we entered into a loan agreement with Citibank, N.A. in the amount of US$3.8 million, with interest accruing at a rate per annum equal to 3.63% and maturing on June 27, 2025. On the same date, we contracted a swap to hedge against foreign exchange rate, converting the financial charges of the loan (3.63% per annum) into an effective annual rate of CDI plus 4.53%. This loan was secured by a standby letter of credit issued by Banco Citibank S.A., as well as receivables from financial investments and derivative financial instruments. On October 14, 2022, this loan was fully repaid by us.
On June 18, 2021, we entered into a loan agreement with Itaú Unibanco S.A.—Nassau Branch, in the amount of EUR3.3 million, with interest accruing at a rate per annum equal to 1.42% and maturing on May 28, 2025. On the same date, we contracted a swap to hedge against foreign exchange rate, converting the financial charges of the loan (1.42 % per annum) into an effective annual rate of 12.28%. This loan is secured by a standby letter of credit issued by Itaú Unibanco S.A., as well as receivables from financial investments and derivative financial instruments. As of December 31, 2022, R$12.1 million was outstanding under this loan.
On June 18, 2021, we entered into a loan agreement with Banco BMG S.A. in the amount of R$10.0 million, with interest accruing at a rate per annum equal to CDI plus 6.32% and maturing on June 19, 2023. This loan is secured by escrow receivables. As of December 31, 2022, R$ 3.1 million was outstanding under this loan.
On June 23, 2021, we entered into a loan agreement with Itaú Unibanco S.A. in the amount of R$0.6 million, with interest accruing at a rate per annum equal to 12.15% and maturing on May 20, 2025. This loan is secured by financial investments. As of December 31, 2022, R$0.4 million was outstanding under this loan.
On June 28, 2021, we entered into a loan agreement with Banco BTG Pactual S.A. in the amount of R$30.0 million, with interest accruing at a rate per annum equal to CDI plus 5.15% and maturing on June 28, 2024. This loan is currently secured by financial investments and will also be secured by receivables from trade bills and financial investments, and escrow receivables. On November 30, 2022, this loan was fully repaid by us.
On December 22, 2021, we entered into a loan agreement with Banco do Brasil S.A. in the amount of R$15.0 million, with interest accruing at a rate per annum equal to CDI plus 5.30% and maturing on November 10, 2025. This loan was secured by financial investments. On August 29, 2022, this loan was fully repaid by us.
On January 14, 2022, we entered into a loan agreement with Banco Santander (Brasil) S.A. in the amount of R$30.0 million, with interest accruing at a rate per annum equal to CDI plus 5.98% and maturing on December 30, 2024. This loan is secured by a standby letter of credit issued by Banco Santander (Brasil) S.A., as well as receivables from trade bills and financial investments. As of December 31, 2022, R$ 25.0 million was outstanding under this loan.
On January 31, 2022, we entered into a loan agreement with Citibank N.A. in the amount of US$2.1 million, with interest accruing at a rate per annum equal to 3.62% and maturing on December 30, 2025. We contracted a swap to hedge against foreign exchange rate, converting the financial charges of the loan (3.62% per annum) into an effective annual rate of CDI plus 5.16%. This loan was secured by a standby letter of credit issued by Banco Citibank S.A., as well as receivables from financial investments. In addition, this loan was guaranteed by Semantix Participações. On October 14, 2022, this loan was fully repaid by us.
On March 4, 2022, we entered into a loan agreement with Banco Bradesco S.A. in the amount of R$30.0 million, with interest accrued at an annual rate equal to 14.77% per annum, maturing on March 4, 2026. The loan is guaranteed by receivables from trade notes and financial investments. As of December 31, 2022, R$29.1 million was outstanding under this loan.
On March 7, 2022, we entered into a loan agreement with Itaú Unibanco S.A.—Nassau Branch, in the amount of US$2.0 million, with interest accruing at a rate per annum equal to 3.05% and maturing on February 18, 2026. We contracted a swap to hedge against foreign exchange rate, converting the financial charges of the loan (3.05% per annum) into an effective annual rate of 16.35%. This loan is secured by a standby letter of credit issued by Itaú Unibanco S.A., as well as receivables from financial investments and derivative financial instruments. As of December 31, 2022, R$ 8.9 million was outstanding under this loan.

PART I	118	FORM 20-F

«Table of Contents

On May 19, 2022, we entered into a loan agreement with Itaú Unibanco S.A.—Nassau Branch in the amount of US$8.1 million, with interest accruing at a rate per annum equal to 3.66% and maturing on November 21, 2022. We contracted a swap to hedge against foreign exchange rate, converting the financial charges of the loan (3.66% per annum) into an effective annual rate of 19.71%. This loan is secured by a standby letter of credit issued by Itaú Unibanco S.A., as well as receivables from financial investments and derivative financial instruments. On November 21, 2022, this loan was fully repaid by us.
Restrictive and Financial Covenants
Certain of our loan agreements include financial covenants, as detailed below:
•under the terms of our loan agreement with Itaú Unibanco S.A. - Nassau Branch entered into on June 18, 2021, (i) our net debt/EBITDA ratio, as calculated on an annual basis, may not exceed 3.0 (it could not exceed 3.5 on December 31, 2021), and (ii) our current assets/current liabilities ratio (current ratio), as calculated on an annual basis, must exceed 1.2;
•under the terms of our loan agreement with Itaú Unibanco S.A. entered into on June 23, 2021, (i) debt/ EBITDA ratio, as calculated on an annual basis, could not exceed 3.5 on December 31, 2021, (ii) our net debt/EBITDA ratio, as calculated on an annual basis, may not exceed 3.0 on December 31, 2022 and thereafter, and (iii) our current assets/current liabilities ratio (current ratio), as calculated on an annual basis, may not be less than 1.2; and
•under the terms of our loan agreement with Banco Santander (Brasil) S.A. entered into January 14, 2022, our net debt/EBITDA ratio, as calculated on an annual basis, may not exceed 3.0.
The calculation of our net debt, EBITDA, current assets and current liabilities for covenant purposes may differ from those presented in this annual report.
In addition, under certain of our loan agreements, we are subject to restrictive and affirmative covenants, including restrictions on our change of control, the change of our ownership structure and corporate reorganization, limitations on certain consolidations, mergers, and sales of assets, and restrictions on the payment of dividends.
Based on our financial statements as of and for the year ended December 31, 2022, our net debt/EBITDA ratio and our debt/EBITDA ratio were below 3.0, in each case as of December 31, 2022, as calculated in the manner prescribed in the applicable loan agreements.
Based on our financial statements as of and for the year ended December 31, 2021, our net debt/EBITDA ratio and our debt/EBITDA ratio were above 3.5, in each case as of December 31, 2021, as calculated in the manner prescribed in the applicable loan agreements. As a result, we sought and received waivers from Itaú Unibanco S.A., Banco BTG Pactual S.A. and Citibank, N.A. pursuant to which these lenders waived and agreed not to enforce any of their rights with respect to such financial covenants under the applicable loans.
For more information regarding the loans containing financial covenants for which waivers were sought, see “Item 3. Key Information—D. Risk Factors—Related to Our Business and Industry—Certain of our loan agreements contain restrictive covenants and events of default that impose significant operating and financial restrictions on us, and we have in the recent past not been in compliance with certain financial covenants included in our loan agreements.” As of December 31, 2022, the aggregate outstanding amount under our loan agreements that include financial covenants was R$37.5 million.
Lease Liabilities
Lease liabilities correspond to lease agreements for certain items in our operations, primarily in connection with leasing office space under agreements that are generally indexed to reais.
We did not have any off-balance sheet arrangements as of December 31, 2022 and 2021.

PART I	119	FORM 20-F

«Table of Contents

Capital Expenditures
For a description of our main capital expenditures for the year ended December 31, 2022, see “Item 4. Information on the Company—A. History and Development of the Company—Capital Expenditures.”
C.Research and Development, Patents and Licenses, etc.
Intellectual property rights are important to the success of our business. We rely on a combination of patent, copyright (including software), trademark, domain name and trade secret laws in Brazil and other jurisdictions, as well as license agreements, reseller agreements, confidentiality procedures, non-disclosure agreements with our own employees and third parties, and other contractual protections, to protect our intellectual property rights, including our proprietary technology, software, know-how, and brand. We also use open source software in our services.
As of the date of this annual report, we had one registered patent in Brazil. We also held one patent application in foreign jurisdictions.
As of the date of this annual report, Semantix held 32 registered trademarks and one application in Brazil. Zetta held 31 registered trademarks and 17 applications in Brazil. LinkAPI held two registered trademarks in Brazil. Moreover, Tradimus held four registered trademarks in Brazil.
As of the date of this annual report, Semantix held title to eight registered and several unregistered proprietary software in Brazil. Zetta held title to four registered proprietary software in Brazil. LinkAPI held one registered proprietary software in Brazil. Moreover, Tradimus held title to one registered proprietary software in Brazil.
As of the date of this annual report, Semantix held 37 domain names registered with the Registro.br (the Brazilian internet domain name registry) and 27 other domain names registered with other internet domain name registries in foreign jurisdictions. Zetta held six domain names registered with the Registro.br. LinkAPI also held six domain names registered with the Registro.br. We continually review our development efforts to assess the existence and patentability of new intellectual property.
Although we rely on intellectual property rights, including patents, copyrights (including software), trademarks, domain names and trade secrets, as well as contractual protections to establish and protect our proprietary rights, we believe that factors such as the technological and creative skills of our personnel, creation of new services, features and functionality, and frequent enhancements to our platform are more essential to establishing and maintaining our competitive position.
Despite our efforts to protect our technology and proprietary rights through intellectual property rights, licenses and other contractual protections, unauthorized parties may still copy or otherwise obtain and use our software, trademarks, domain names and other technology. Any significant impairment of our intellectual property rights could adversely affect our business or our ability to compete.
We control access to and use of our proprietary technology and other confidential information through the use of internal and external controls, including contractual protections with employees, contractors, customers, and partners.
We require our employees, consultants, and other third parties to enter into confidentiality and proprietary rights agreements, and we control and monitor access to our software, documentation, proprietary technology, and other confidential information. Our policy is to require all employees and independent contractors to sign agreements assigning to us any inventions, trade secrets, works of authorship, developments, processes, and other intellectual property generated by them on our behalf and under which they agree to protect our confidential information. In addition, we generally enter into confidentiality agreements with our customers and partners.
For a further description of our research and development infrastructure and initiatives, see “Item 4. Information on the Company—B. Business Overview—Software Engineering and Research & Development.”

PART I	120	FORM 20-F

«Table of Contents

D.Trend Information
Other than as disclosed elsewhere in this annual report, we are not aware of any other trends, uncertainties, demands, commitments or events for the year ended December 31, 2022 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.
E.Critical Accounting Estimates
Our financial statements are prepared in conformity with IFRS. In preparing our financial statements, we make assumptions, judgments and estimates that can have a significant impact on amounts reported in our financial statements. We base our assumptions, judgments and estimates on historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results could differ materially from these estimates under different assumptions or conditions. We regularly reevaluate our assumptions, judgments and estimates. Our significant accounting policies are described in note 4 to our audited annual consolidated financial information as of December 31, 2022 and 2021 and for the three years in the period ended December 31, 2022 included elsewhere in this annual report.
ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.Directors and Senior Management
The following table sets forth certain information relating to our executive officers and directors as of the date of this annual report. The corporate address for our directors and executive officers is Avenida Eusébio Matoso, 1.375, 10º andar, São Paulo, São Paulo, Brazil, 05423-180.

Name	Age	Position/Title
Leonardo dos Santos Poça D’Água	39	Chairman of the Board, Chief Executive Officer, Class III Director (Founders designee)
Alexandre Villela	51	Class I Director (Founders independent designee)
Veronica Allende Serra	53	Class I Director (Founders independent designee)
Jaime Cardoso Danvila	53	Class II Director (Crescera’s designee)
Rafael Padilha de Lima Costa	41	Class II Director (Inovabra’s designee)
Rafael Steinhauser	63	Class III Director (Alpha’s designee)
Dorival Dourado Júnior	63	Class III Director (Founders independent designee)
Adriano Alcalde	50	Chief Financial Officer
Mathias Rech Santos	32	Chief Human Resources Officer
Leonardo dos Santos Poça D’Água
Mr. Santos is Semantix’s co-founder, Chairman of the Board and Chief Executive Officer. Mr. Santos is responsible for our strategic vision and disruptive innovation, as well as our management and growth of our operations. Mr. Santos previously served as Chief Technology Officer of Billabong International (GSM Group), a lifestyle & technical apparel brand committed to the leading edge of surf culture and beach fashion, from 2009 to 2014. Prior to that, Mr. Santos served as a technology consultant of Microsoft in Brazil from 2000 to 2003. Mr. Santos has over 20 years of experience in technology, software, and online, offline and omnichannel retail. Mr. Santos holds an international executive MBA degree from FIA—Fundação Instituto de Administração in Brazil and several specializations, including a specialization in strategic leadership of technology and innovation from Stanford University, a specialization in strategy and management omnichannel from the Fashion Institute of Technology and a specialization in accounting and finance from Harvard University.

PART I	121	FORM 20-F

«Table of Contents

Alexandre Villela
Mr. Villela has served as a member of our board of directors since January 2023. Mr. Villela has over 25 years of experience in the technology, media and telecom sectors, with a particular focus on communications, infrastructure software, and networking. Mr. Villela is a Senior Vice President and Head of Venture Capital at DigitalBridge Group, Inc. (NYSE: DBRG) with a focus on privately held, high-growth companies in digital infrastructure technology sectors. Mr. Villela was a Managing Director at Qualcomm Ventures, the investment arm of Qualcomm Incorporated (Nasdaq: QCOM), from February 2018 to December 2020. Prior to Qualcomm, Mr. Villela spent seven years (from February 2011 to February 2018) at Intel Capital, the venture capital division of Inter Corporation (Nasdaq: INTC), as a Senior Investment Director, focused on Latin America and digital infrastructure deals in the U.S. Mr. Villela has extensive experience in corporate governance and transaction management, having participated in more than 20 boards as a director or observer. Mr. Villela currently serves a board member of Celona Inc. (since January 2022), MindSet Ventures Participações S.A. (since March 2022), Connected2Fiber, Inc. (since September 2022), STEC Participações S.A. (since March 2022), and has served as a board member of ID-Wall Tecnologia S.A. (from March 2019 to February 2021), Linked Store Cayman Ltd. (from November 2019 to January 2021), CloudGenix Inc. (from January 2017 to February 2018) and Nyansa Inc. (from November 2017 to February 2018).Mr. Villela holds a bachelor’s degree in Electrical Engineering from Universidade Estadual de Campinhas (UNICAMP) (Brazil), and an MBA degree from INSEAD (France).
Veronica Allende Serra
Ms. Allende Serra has served as a member of our board of directors since August 2022. Ms. Allende Serra is the founding partner of Pacific Investments and Innova with 25 years of experience making private and growth equity investments in the U.S. and Latin America. Innova was established in 2009 to focus on innovation and technology. Innova’s investments include leading anti-fraud platform Clear Sale S.A. (B3: CLSA3), fintech platform Celcoin Instituição de Pagamento S.A., digitally native vertical brand Cariuma, among others. Ms. Allende Serra has previously invested in leading LatAm mobile content and services company Movile Mobile Commerce Holdings SL and MercadoLibre, Inc. (Nasdaq: MELI). Before Pacific and Innova, Ms. Allende Serra headed the Latin America investments group of International Real Returns LLC. Prior to that, Ms. Allende Serra worked for Leucadia National Corporation, Goldman Sachs and Banco BBA. Ms. Allende Serra sits on the nonprofit boards of Endeavor Global, Adventures, and Harvard Business School’s Latin American Advisory Board. Ms. Allende Serra was an early investor (2001) and director of MercadoLibre, Inc. (2007-2016) (Nasdaq: MELI). Ms. Allende Serra holds an MBA degree from Harvard Business School and a law degree from Universidade de São Paulo (USP).
Jaime Cardoso Danvila
Mr. Danvila has served as a member of our board of directors since August 2022 and, prior to that, as a member of the board of directors of Semantix Tecnologia em Sistema de Informação S.A., our Brazilian subsidiary, since June 2019. Mr. Danvila is the chair of our nominating and corporate governance committee. Mr. Danvila is also a partner at Crescera Partners S.A. (“Crescera Partners”), Crescera Partners’ Co-CEO and responsible for Crescera Partners’ Private Equity platform focused on Consumption, Retail & Services and Health. Mr. Danvila also serves as the Chairman of the board of directors of Crescera Capital Acquisition Corp. and participates as a member of Crescera Partners’ executive committee. Prior to joining Crescera Partners in May 2010, Mr. Danvila served as an Investment Banking Officer at Citibank from June 2000 to April 2008, an M&A Officer at Bradesco Banco de Investimentos from April 2008 to April 2010, and as an Economist at the International Monetary Fund from May 1999 to May 2000. Mr. Danvila also serves or has served as a board member of the Board of Directors for the following companies: Hospital Vera Cruz (from June 2017 to March 2022); Hospital Care Caledônia S.A. (from May 2017 to present date); São Lucas Hospital Care S.A. (from December 2017 to March 2022); Grupo Fartura de Hortifruti S.A. (Rede Oba) (from November 2017 to present date); Vita Participações S.A. (from August 2018 to present date); Grupo Baia Sul (from December 2018 to March 2022); Chicago Prosum Participações S.A. (from July 2020 to present date); Companhia Brasileira de Planos Funerários (Grupo Zelo) (from July 2020 to present date); Allpark Empreendimentos, Participações e Serviços (Estapar) (B3: ALPK3) (from February 2012 to January 2021); Hortigil Hortifruti S.A. (from September 2010 to April 2016); Laticínios São Vicente (from May 2013 to August 2019); Forno de Minas Alimentos S.A. (from January 2014 to March 2018) and TZ Participações S.A. (Terra Zoo) (from February 2022 to present date). Mr. Danvila holds a Master of Arts and C. Phil degree in Economics from UCLA.

PART I	122	FORM 20-F

«Table of Contents

Rafael Padilha de Lima Costa
Mr. Padilha has served as a member of our board of directors since August 2022 and, prior to that, as a member of the board of directors of Semantix Tecnologia em Sistema de Informação S.A., our Brazilian subsidiary, since June 2019. Mr. Padilha is the Director of Private Equity and Venture Capital at Banco Bradesco S.A since 2019. Mr. Padilha also serves as a board member of Log Commercial Properties and Participações S.A. (B3: LOGG3) since 2019, Asaas Gestão Financeira Instituição de Pagamento S.A. since 2020, and Blincloans, Inc. (One Blinc) since 2023. Prior to joining Bradesco's Private Equity & Venture Capital unit, Mr. Padilha was the managing director of the Investment Banking division of Banco Bradesco BBI S.A. Mr. Padilha holds an MBA from the University of Chicago Graduate School of Business and a Bachelor of Business Administration degree with honors from the University of Miami.
Rafael Steinhauser
Mr. Steinhauser has served as a member of our board of directors since August 2022. Mr. Steinhauser served as the president and director of Alpha from 2020 until the Business Combination. Prior to that, he served as president of Qualcomm Latin America from 2011 to 2020. Mr. Steinhauser was President for Latin America for Acision from 2009 to 2011 and president of NextWave Latin America from 2006 to 2009. He also served as President of Cisco Brazil from 2002 to 2006, and as president of Brazil Nortel Networks from 2000 to 2002. Earlier in his career, Mr. Steinhauser held executive positions with various telecom service providers, such as Head of Mobile Satellite Services of Eutelsat in Paris and as Executive VP of the Competitive Local Exchange Carrier Vésper in Rio de Janeiro, and as a sales engineer at Standard Electrik Lorenz and Siemens in Germany. Mr. Steinhauser graduated in Aerospace Engineering from the Technische Universität Berlin and in Performing Arts from the Escola Superior Célia Helena in São Paulo. Mr. Steinhauser co-founded EBAC in 2020, a leading online learning company, and Rocket Lawyer Latin America, a LegalTech company, in 2021. Since 2022, Mr. Steinhauser serves as chairman of Trocafone, a leading re-commerce of electronic goods in Brazil. Mr. Steinhauser has been nominated to and won various awards, including the Shell Prize and twice the State of São Paulo Governor Prize for his work in Performing Arts. Bloomberg Linea included him in the list of the 500 most influential persons in business and economy in Latin America in 2022, and he was also honored with the Mario de Andrade Medal for the culture in 2022.
Dorival Dourado Júnior
Mr. Dourado has served as a member of our board of directors since August 2022 and, prior to that, as a member of the board of directors of Semantix Tecnologia em Sistema de Informação S.A., our Brazilian subsidiary, since 2017. Mr. Dourado is the chair of our audit committee and compensation committee. Mr. Dourado is also a board member and member of various committees (including the compliance and risk committee, audit committee, information technology committee and innovation and strategy committee) of the financial institution Banco BMG S.A. (B3: BMGB4).Mr. Dourado is also a member of the audit committee of BMG Seguros S.A. From March 2018 to June 2020, Mr. Dourado was the Chief Executive Officer of the credit as a service company MOVA Sociedade de Empréstimo Entre Pessoas S.A. and, from June 2017 to April 2019, a member of the consulting committee for the Brazilian Fintech Association. In addition, from January 2019 to May 2021, Mr. Dourado was the Head of Innovation for the financial institution Omni S.A.—Crédito, Financiamento e Investimento (“Omni”). Since august of 2019, Mr. Dourado is a member of the consultive council of Omni. Prior to that, Mr. Dourado served as a board member of Omni group’s microfinance institution Avante.Com.Vc Soluções e Participações S.A. (March 2018 to December 2021) and was the Chief Executive Officer of Vector Inovação e Tecnologia Ltda. (December 2017 to May 2019), the investment arm of Omni group. Mr. Dourado was a co-founder of the credit bureau Boa Vista Serviços SCPC S.A., where he served as the Chief Executive Officer from 2010 to 2015 and secretary of the board of directors. In 2009 and 2010, Mr. Dourado held the position of Global Senior Vice President of Products for the credit reporting and marketing services at the Experian group (Experian PLC, LON: EXPN). From 2002 to 2010, Mr. Dourado worked for the credit reporting bureau company Serasa S.A. (Serasa Experian Brasil), where he was the Chief Information Officer and Chief Operating Officer. Prior to that, Mr. Dourado served as an advisor to the management committee of the Brazilian Public Key Infrastructure (“ICP-Brasil”), a Brazilian federal certification system, and was part of the advisory board of the Municipal Secretary for Technology and Innovation of the city of São Paulo. From 1978 to 2000, Mr. Dourado worked for the largest Brazilian publishing company, Editora Abril S.A., in several business areas, such as media, internet, cable TV, public TV, yellow pages, data base marketing, subscription, advertising and others. Mr. Dourado has a bachelor’s degree in business administration from FASP – Faculdades Associadas de São Paulo and also a certification as an Advanced Board Member from ISE/IESE Business School and IBGC (Instituto Brasileiro de Governança Corporativa).

PART I	123	FORM 20-F

«Table of Contents

Adriano Alcalde
Mr. Alcalde serves as our Chief Financial Officer and, prior to that, as the Chief Financial Officer of Semantix Tecnologia em Sistema de Informação S.A., our Brazilian subsidiary, since June 2020. Mr. Alcalde oversees our finance, accounting and legal divisions. Mr. Alcalde has over 20 years of executive management experience across retail, e-commerce, technology and software. Prior to joining us, Mr. Alcalde served as Chief Financial Officer of Petsupermarket Comércio de Produtos Para Animais S.A. (known as Petlove), a Brazilian ecosystem for pet services and products that is an investee of prominent private equity and venture capital funds, including funds managed by Tiger Global Management, LLC, Monashees Gestão de Investimentos Ltda., Kaszek Management S.A., Riverwood Capital, LLC, L. Catterton Management Ltd., and Softbank Group Corp. Mr. Alcalde previously served as Chief Financial Officer of NS2.com Internet S.A. (known as Netshoes), a publicly traded Brazilian e-commerce sporting goods conglomerate. Mr. Alcalde holds a master’s degree in accounting and controllership from Universidade de São Paulo (USP), a bachelor’s degree in accounting and controllership from Universidade de São Paulo (USP), a bachelor’s degree in business administration from Pontifícia Universidade Católica de São Paulo (PUC-SP), and an MBA degree from Business School São Paulo – Universidade Anhembi Morumbi in Brazil.
Mathias Rech Santos
Mr. Rech serves as our Chief Human Resources Officer and, prior to that, as the Chief Human Resources Officer of Semantix Tecnologia em Sistema de Informação S.A., our Brazilian subsidiary, since February 2022. Prior to joining us, from April 2021 to January 2022, Mr. Rech served as Head of Business Development for iFood.com Agência de Restaurantes Online S.A., a Brazilian online food delivery portal. Mr. Rech has previously performed important human resources leadership roles at The Kraft Heinz Company both in Latin America and in the United States, from November 2015 to April 2021. Prior to that, from October 2012 to November 2015, Mr. Rech served as plant manager for the DIAM Group, a French-based group that supports clients in retail and merchandising projects. Mr. Rech holds a bachelor’s degree in engineering from Universidade Federal do Paraná, in Brazil (during which graduation period he also served as an exchange student in Santa Barbara City College, in California.
Family Relationships
There are no family relationships between our directors and executive officers.
Shareholders’ Agreement
Concurrently with the execution and delivery of the Business Combination Agreement, the Registrant, the Sponsor and certain shareholders of Semantix entered into a shareholders agreement (the “Shareholders Agreement”), pursuant to which, among other things, immediately after the Closing of the Business Combination, our board of directors should consist of seven directors, of which (i) four directors designated by the Founders (with at least two such directors being independent if the director designated by the Sponsor is independent or, if the director designated by the Sponsor is not independent, with at least three of such directors being independent), (ii) one director designated by Crescera, (iii) one director designated by Inovabra, and (iv) one director designated by the Sponsor. The directors are divided into three staggered classes designated as Class I, Class II and Class III. In addition, the Founders have the right to appoint the chairperson of the board of directors, subject to the maintenance of a number of Ordinary Shares representing at least seven and one-half percent (7.5%) of the Ordinary Shares then issued and outstanding.
Under the Shareholders Agreement, the right of the Founders, Crescera and Inovabra to appoint directors as described above is subject to the maintenance of a number of Ordinary Shares representing at least seven and one-half percent (7.5%) of the Ordinary Shares then issued and outstanding. The Sponsor’s right to appoint a director shall terminate at the earliest of (i) the date when the Sponsor no longer holders any Ordinary Shares, or (ii) three years after the Closing of the Business Combination, at which time a new director will be appointed by the Founders.
The Shareholders Agreement will terminate upon the occurrence of certain triggering events, including, without limitation, in the event that the collective equity interests held by Crescera, Inovabra and the Founders fall below 40% of our total outstanding equity interests. See “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management.”

PART I	124	FORM 20-F

«Table of Contents

On April 13, 2022, the Registrant, the Sponsor and certain Semantix shareholders executed an amendment and restatement to the Shareholders Agreement to correct certain scrivener’s errors contained in the Shareholders Agreement.
On August 1, 2022, the Registrant, the Sponsor and certain Semantix shareholders executed an amendment and restatement to the Shareholders Agreement to correct certain scrivener’s errors contained in the Shareholders Agreement.
Board Diversity Matrix
The table below sets forth the board diversity matrix of our board of directors as of the date of this annual report pursuant to Nasdaq’s Board Diversity Rule.

Board Diversity Matrix (as of April 28, 2023)
Country of Principal Executive Offices:	Brazil

Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	7

	Female	Male	Non- Binary	Did Not Disclose Gender

Part I: Gender Identity
Directors	1	6	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	7
B.Compensation
Under Cayman Islands law, we are not required to disclose compensation paid to our senior management on an individual basis and we have not otherwise publicly disclosed this information elsewhere.
In 2022, 2021 and 2020, we paid an aggregate of R$8.2 million, R$6.3 million and R$3.6 million, respectively, in cash compensation to our executive officers and directors as a group.
In 2020, we commenced awarding options to purchase Class A preferred shares of Semantix to certain of our executive officers, directors, employees and service providers. In 2022, 2021 and 2020, we incurred R$ 0.9 million, R$1.4 million and R$0.9 million, respectively, of share-based compensation expense related to equity awards made to our executive officers and directors. For information regarding options, see the section below entitled “—Share Incentive Plans.”
Share Incentive Plans
Legacy Plan
In February 2021, Semantix’s board of directors adopted the 2021 Plan, which was subsequently amended in November 2021. Concurrently with the adoption of the 2021 Plan, Semantix also terminated a previous stock option plan which had been adopted in 2020 and all equity awards under the previous stock option plan.
In total, the 2021 Plan provides for the issuance of up to 45,000 Class A preferred shares of Semantix.

PART I	125	FORM 20-F

«Table of Contents

As of December 31, 2021, 20,400 Semantix Options had been granted under the 2021 Plan at a weighted average exercise price of R$106.24 per share (of which 18,650 had been granted to Semantix’s executive officers, directors and other members of Semantix’s administrative, supervisory or management bodies at a weighted average exercise price of R$115.20 per share). As of December 31, 2021, 21,337 Class A preferred shares of Semantix remained available to be awarded under the 2021 Plan, and 20,400 Semantix Options were outstanding (3,850 of which were vested and 16,550 remained unvested as of such date).
On August 3, 2022, our board of directors adopted, and our shareholders approved the 2021 Plan, which became effective on August 3, 2022 (the “Legacy Plan”). In connection with the Business Combination, all outstanding Vested Semantix Options under the 2021 Plan at the time of consummation of the Business Combination were “net-exercised” in full for Ordinary Shares, while all outstanding Unvested Semantix Options under the 2021 Plan at the time of consummation of the Business Combination were converted into unvested options for Ordinary Shares under the Legacy Plan. Following the consummation of the Business Combination, no further awards were granted or will be granted under the Legacy Plan.
2022 Omnibus Incentive Plan
On August 3, 2022, our board of directors adopted, and our shareholders approved, the 2022 Plan, which became effective on August 3, 2022. The following summarizes the material terms of the 2022 Plan, which is qualified in its entirety by the terms and conditions of the 2022 Plan, a copy of which is attached as Exhibit 4.14.
As of the date of this annual report, we have granted 230,763 options and 230,763 restricted share units under the 2022 Omnibus Incentive Plan.
Eligibility and Administration
Officers, employees, consultants, partners and non-employee directors of the Company and its affiliates are eligible to receive awards under the 2022 Plan.
Our board of directors will administer the 2022 Plan unless they appoint a committee of directors to administer certain aspects of the 2022 Plan. The board of directors or committee administering the 2022 Plan is referred to herein as the “plan administrator.” Subject to applicable laws and regulations, the plan administrator is authorized to delegate its administrative authority under the 2022 Plan to an officer of the Company or other individual or group.
The plan administrator has the authority to exercise all powers either specifically granted under the 2022 Plan or necessary and advisable in the administration of the 2022 Plan, including, without limitation: (i) to select those eligible recipients who will be granted awards; (ii) to determine whether and to what extent awards are to be granted hereunder to participants; (iii) to determine the number of Ordinary Shares or cash to be covered by each award; (iv) to determine the terms and conditions, not inconsistent with the terms of the 2022 Plan, of each award granted thereunder; (v) to determine the terms and conditions, not inconsistent with the terms of the 2022 Plan, which govern all written instruments evidencing awards; (vi) to determine the fair market value in accordance with the terms of the 2022 Plan; (vii) to determine the duration and purpose of leaves of absence which may be granted to a participant without constituting termination of the participant’s employment, tenure or service for purposes of awards; (viii) to adopt, alter and repeal such administrative rules, guidelines and practices governing the 2022 Plan as it will from time to time deem advisable; (ix) to prescribe, amend and rescind rules and regulations relating to sub-plans established for the purpose of satisfying applicable foreign laws or qualifying for favorable tax treatment under applicable foreign laws, which rules and regulations may be set forth in an appendix or appendices to the 2022 Plan or the applicable award agreement; and (x) to construe and interpret the terms and provisions of the 2022 Plan and any award issued under the 2022 Plan (and any award agreement relating thereto), and to otherwise supervise the administration of the 2022 Plan and to exercise all powers and authorities either specifically granted under the 2022 Plan or necessary and advisable in the administration of the 2022 Plan.
Shares Available for Awards. The initial reserve for issuance under the 2022 Plan is 11,309,000 Ordinary Shares, as increased on the first day of each fiscal year of the Company beginning in the fiscal year immediately following the effective date of the 2022 Plan by a number of shares equal to the lesser of (x) a number equal to 2% of the Fully-Diluted Shares (as such term is defined in the 2022 Plan) on the final day of the immediately preceding fiscal year and (y) such smaller number of shares as is determined by our board of directors.

PART I	126	FORM 20-F

«Table of Contents

Shares issued under the 2022 Plan may consist of authorized but unissued or reacquired Ordinary Shares. If any shares subject to an award are forfeited, cancelled, exchanged or surrendered or if an award otherwise terminates or expires without a distribution of shares to the participant, the shares with respect to such award will, to the extent of any such forfeiture, cancellation, exchange, surrender, termination or expiration, again be available for awards under the 2022 Plan. If an award under the 2022 Plan is paid or settled in cash, is exchanged or withheld as full or partial payment in connection with any option or share appreciation right (“SAR”), or is exchanged or withheld to satisfy the tax withholding obligations related to an award under the 2022 Plan, then any shares subject to such award may, to the extent of such cash settlement, exchange or withholding, be used again for new grants under the 2022 Plan. If an award under the 2022 Plan is forfeited, exchanged, surrendered, cancelled or expires, then any forfeited, exchanged, surrendered, cancelled or expired shares subject to such award may be used for new grants under the 2022 Plan. In addition, (i) to the extent an award is denominated in shares, but paid or settled in cash, the number of shares with respect to which such payment or settlement is made will again be available for grants of awards pursuant to the 2022 Plan and (ii) shares underlying awards that can only be settled in cash will not be counted against the aggregate number of ordinary shares available for awards under the 2022 Plan. For the sake of clarity, shares underlying awards outstanding under the Legacy Plan that were forfeited, cancelled, exchanged or surrendered, or that expired or were otherwise settled in cash, will not again be available for awards under the 2022 Plan.
Awards that are assumed, converted, or substituted under the 2022 Plan as a result of our acquisition of another company (including by way of merger, combination or similar transactions) (each such award a “Substitute Award”) will not reduce the shares available for grant under the 2022 Plan.
The maximum amount of compensation awarded to a non-employee member of our board of directors pursuant to an award under the 2022 Plan for service as a non-employee director for a calendar year, when aggregated with non-employee director cash fees, may not exceed $750,000 (calculating the value of any such awards based on the grant date fair value of such awards for our financial reporting purposes). This limitation will be increased to $1,000,000 in total value (calculating the value of any such awards based on the grant date fair value of such awards for our financial reporting purposes) for awards granted to non-employee directors in their initial calendar year of service as such on our board of directors.
Equitable Adjustments. The 2022 Plan provides that, in the event of a merger, consolidation, reclassification, recapitalization, spin-off, spin-out, repurchase, reorganization, special or extraordinary dividend, combination or exchange of shares, change in corporate structure or a similar corporate event affecting our Ordinary Shares (in each case, a “Change in Capitalization”), the plan administrator will make, in its sole discretion, an equitable substitution or proportionate adjustment in (i) the number of ordinary shares reserved under the 2022 Plan, (ii) the kind and number of securities subject to, and the exercise price or base price of, any outstanding options and SARs granted under the 2022 Plan, (iii) the kind, number and purchase price of ordinary shares, or the amount of cash or amount or type of property, subject to outstanding restricted shares, restricted share units, share bonuses and other share-based awards granted under the 2022 Plan and (iv) the performance goals and performance periods applicable to any awards granted under the 2022 Plan. The plan administrator will make other equitable substitutions or adjustments as it determines in its sole discretion.
In addition, in the event of a Change in Capitalization (including a change in control, as described below), the plan administrator may cancel any outstanding awards for the payment of cash or in-kind consideration. However, if the exercise price or base price of any outstanding award is equal to or greater than the fair market value of our Ordinary Shares, cash or other property covered by such award, our board of directors may cancel the award without the payment of any consideration to the participant.
Awards. The 2022 Plan provides for the grant of options (including incentive share options (“ISOs”) and nonqualified share options), SARs, restricted shares, restricted share units (“RSUs”), other share-based awards, share bonuses, cash awards and substitute awards. Certain awards under the 2022 Plan may constitute or provide for payment of “nonqualified deferred compensation” under Section 409A of the Code, which may impose additional requirements on the terms and conditions of such awards. All awards under the 2022 Plan will be granted pursuant to an award agreement containing terms and conditions applicable to the award, including any applicable vesting and payment terms and post-termination exercise limitations. Awards other than ISOs can be granted to employees, consultants, and directors, but ISOs can be granted only to employees. No more than ordinary shares reserved for issuance under the 2022 Plan may be issued pursuant to the exercise of ISOs (subject to equitable adjustments).

PART I	127	FORM 20-F

«Table of Contents

Treatment of Outstanding Awards Upon a Change in Control. In the event that a “change in control” (as such term is defined in the 2022 Plan) occurs, each award granted under the 2022 Plan will continue to operate in accordance with its terms, subject to adjustment (including, without limitation, assumption or conversion into equivalent awards of the acquirer’s equity) as described above with respect to Changes in Capitalization.
Except as provided in the applicable award agreement, if (i) a change in control occurs and (ii) either (x) an outstanding award is not assumed or substituted in connection with such change in control or (y) an outstanding award is assumed or substituted in connection with such change in control and a participant’s employment or service is terminated without cause or by the participant for good reason (if applicable) within 12 months following the change in control, then (i) any unvested or unexercisable portion of an award carrying a right to exercise will become fully vested and exercisable and (ii) the restrictions, deferral limitations, payment conditions and forfeiture conditions applicable to any other award granted under the 2022 Plan will lapse, the awards will vest in full and any performance conditions will be deemed to be achieved at the greater of target or actual performance levels.
For purposes of the 2022 Plan, an outstanding award will be considered to be assumed or substituted for if, following the change in control, the award remains subject to the same terms and conditions that were applicable to the award immediately prior to the change in control except that, if the award related to ordinary shares, the award instead confers the right to receive common stock of the acquiring entity (or such other security or entity as may be determined by the plan administrator, in its sole discretion).
Amendment and Termination. The 2022 Plan provides that our board of directors or plan administrator, if one is appointed, may amend, alter or terminate the 2022 Plan, or amend any outstanding awards, but participant consent is required if the action would adversely affect the participant’s rights with respect to outstanding awards. Unless our board of directors determines otherwise, shareholder approval of an amendment, alteration or termination will be obtained if required to comply with applicable law. The plan administrator may amend the terms of any award, prospectively or retroactively, so long as the amendment does not adversely affect the rights of any participant without the participant’s consent.
Effective Date; Term. The 2022 Plan became effective on August 3, 2022. No award will be granted pursuant to the 2022 Plan on or after the tenth anniversary of the effective date of the 2022 Plan, but awards before such date will continue to remain outstanding in accordance with their terms.
C.Board Practices
Duties of Directors
As a matter of Cayman Islands law, a director of a Cayman Islands company is considered a fiduciary of the company. Accordingly, directors owe fiduciary duties to their companies to act in accordance with the best interests of the company, to exercise their powers for the purposes for which they are conferred and not to place themselves in a position where there is a conflict between their personal interests and their duty to the company. Accordingly, a director owes a company a duty not to make a profit based on his or her position as director (unless the company permits him or her to do so) and a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interests or his or her duties to a third-party. However, a company’s articles of association may permit a director to vote on a matter in which he or she has a personal interest if he or she has disclosed the nature of his or her interest to the board of directors. Our Articles of Association provide that a director must disclose the nature of any material interests in any contract or arrangement, and that he or she may vote at any meeting on any resolution concerning an interested matter, provided he or she has disclosed the nature of his or her interest.
A director of a Cayman Islands company also owes to the company duties to exercise independent judgment in carrying out his or her functions and to exercise reasonable skill, care and diligence, which has both objective and subjective elements. Recent Cayman Islands case law confirmed that directors must exercise the care, skill and diligence that would be exercised by a reasonably diligent person having the general knowledge, skill and experience reasonably to be expected of a person acting as a director. Additionally, a director must exercise the knowledge, skill and experience that he or she actually possesses.

PART I	128	FORM 20-F

«Table of Contents

Election and Terms of Directors and Officers
Pursuant to our Articles, our board of directors must be composed of no less than one (1) director, provided that the directors may increase or decrease the limits on the number of directors. Our board of directors is currently comprised of seven (7) directors.
In accordance with the Articles and for so long as the Shareholders Agreement remains in force and effect, the board of directors will be divided into three (3) classes designated as Class I, Class II and Class III, with as nearly equal a number of directors in each group as possible. At each annual meeting of shareholders, a class of directors will be appointed for a three-year term to succeed the same class whose term is then expiring, as follows:
•the Class I directors will initially serve until the first (1st) annual general meeting of shareholders following the closing of the Business Combination;
•the Class II directors will initially serve until the second (2nd) annual general meeting of shareholders following the closing of the Business Combination; and
•the Class III directors will initially serve until the third (3rd) annual general meeting of shareholders following the closing of the Business Combination.
Class I directors correspond to two (2) independent directors appointed (and whose removal can be exclusively requested) by the Founders.
Class II directors correspond to one (1) director appointed (and whose removal can be exclusively requested) by each of Crescera and Inovabra.
Class III directors correspond to one (1) director appointed (and whose removal can be exclusively requested) by the Sponsor and two (2) directors appointed (and whose removal can be exclusively requested) by the Founders. If the director appointed by the Sponsor is not an independent director, one (1) of the directors appointed by the Founders shall be an independent director. In addition, the Founders have the right to appoint the chairperson of the board of directors, subject to the maintenance of a number of Ordinary Shares representing at least seven and one-half percent (7.5%) of the Ordinary Shares then issued and outstanding.
Under the Shareholders Agreement, the right of the Founders, Crescera and Inovabra to appoint directors as described above is subject to the maintenance of a number of Ordinary Shares representing at least seven and one-half percent (7.5%) of the Ordinary Shares then issued and outstanding. The Sponsor’s right to appoint a director shall terminate at the earliest of (i) the date when the Sponsor no longer holders any Ordinary Shares, or (ii) three years after the closing of the Business Combination, at which time a new director will be appointed by the Founders.
The Shareholders’ Agreement will terminate upon the occurrence of certain triggering events, including, without limitation, in the event that the collective equity interests held by Crescera, Inovabra and the Founders falls below 40% of the total outstanding equity interests in the Company. See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”
Each of the Founders have appointed Mr. Leonardo dos Santos Poça D’Água as their representative pursuant to the Shareholders Agreement. As a result, Mr. Leonardo dos Santos Poça D’Água has the right to take any and all actions or exercise any and all powers to be taken or exercised by the Founders under the Shareholders Agreement on their behalf, and is effectively able to nominate, appoint and remove each of the four directors appointed by the Founders under the Shareholders’ Agreement. In addition, by virtue of his appointment as representative of the Founders, Leonardo dos Santos Poça D’Água may be deemed to exercise voting power over all outstanding Ordinary Shares to be held by the Founders.
Subject to the above, our shareholders may, by a simple majority of votes, appoint any person to be a director and may remove any director and may appoint another person in the director’s stead. Without prejudice to such shareholders’ power to appoint a person to be a director and subject to the appointment rights above, the board of directors, so long as a quorum of directors remains in office, shall have the power at any time and from time to time to appoint any person to be a director so as to fill a casual vacancy or otherwise.

PART I	129	FORM 20-F

«Table of Contents

We are a foreign private issuer under the rules of the SEC. As a result, as described below, in accordance with the Nasdaq listing standards, we may rely on home country governance requirements and certain exemptions thereunder rather than on Nasdaq’s corporate governance requirements, including the requirement that, within one year of the completion of the Business Combination, we have a board that is composed of a majority of independent directors.
The Board has determined that the following directors are independent as defined by the applicable Nasdaq listing standards: Dorival Dourado Júnior, Veronica Allende Serra, Alexandre Villela, Jaime Cardoso Danvila, Rafael Padilha de Lima Costa and Rafael Steinhauser.
The directors may appoint such officers as they consider necessary on such terms, at such remuneration and to perform such duties, and subject to such provisions as to disqualification and removal as the directors may think fit. Unless otherwise specified in the terms of the officer’s appointment an officer may be removed by resolution of the directors or shareholders.
Board Committees
We have an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of these committees. The charter of each committee is available on our website.
Audit Committee
Our audit committee consists of Alexandre Villela, Dorival Dourado Júnior and Rafael Steinhauser, with Dorival Dourado Júnior serving as the chair of the committee. Mr. Villela satisfies the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. Each of Mr. Villela, Mr. Dourado and Mr. Steinhauser satisfies the requirements for an “independent director” within the meaning of the Nasdaq listing rules and the criteria for independence set forth in Rule 10A-3 of the Exchange Act.
Members will serve on this committee until the earliest of (1) the moment they cease to be a director, (2) their resignation, (3) the majority of our board of directors favorably votes for a change in the composition of the audit committee, and (4) as otherwise determined by our board of directors. Our audit committee will oversee accounting and financial reporting processes and the audits of financial statements. The audit committee is responsible for, among other things:
•selecting our independent auditor, approving related fees and terminating our relationship with our independent auditor at the committee’s discretion;
•pre-approving audit and non-audit services permitted to be performed by the independent auditor;
•annually reviewing the independent auditor’s report describing the auditing firm’s internal quality control procedures, any material issues raised by the most recent internal quality control review, or peer review, of the independent auditors and all relationships between the independent auditor and us;
•reviewing with the independent auditor any audit problems or difficulties and management’s response, as well as resolving any disagreements between management and the independent auditor regarding financial reporting;
•reviewing and discussing annual and quarterly financial statements with management and the independent auditor;
•reviewing management’s reports;
•discussing earnings press releases with management, as well as financial information and earnings guidance provided to analysts and rating agencies;
•reviewing the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on our financial statements;
•assessing and monitoring risk exposures, as well as the policies and guidelines to risk management process;
•reviewing all related-party transactions on an ongoing basis;
•periodically reviewing and reassessing the adequacy of the audit committee charter;
•any other matters that are specifically delegated to the audit committee by our board of directors from time to time;
•periodically meeting with management, internal audit team and the independent auditors, separately; and
•reporting regularly to the full board of directors.

PART I	130	FORM 20-F

«Table of Contents

Compensation Committee
Our compensation committee consists of Leonardo dos Santos Poça D’Água, Rafael Steinhauser and Dorival Dourado Júnior, with Mr. Dourado serving as the chair of the committee. The compensation committee assists our board of directors in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. In addition, the compensation committee has overall responsibility for evaluating and making recommendations to our board of directors regarding our compensation plans, policies and programs. Any member of the compensation committee shall recuse himself or herself from voting on his or her own compensation or any matter or compensation he or she may have a personal direct interest on. Our chief executive officer may not be present, even if serving as a member of the compensation committee, during voting or deliberations related to his or her compensation, and our chief executive officer shall recuse himself or herself from voting on his or her own compensation. As discussed below, as a foreign private issuer whose securities are listed on Nasdaq, we are permitted to follow certain home country corporate governance practices in lieu of the requirements of Nasdaq rules pursuant to Nasdaq Rule 5615(a)(3), which provides for such exemption to compliance with Nasdaq Rule 5600 Series, including an exemption to the requirement that each member of the compensation committee must be an independent director as defined under Nasdaq Rule 5605(a)(2).
The compensation committee is responsible for, among other things:
•establishing and annually reviewing our general compensation policy;
•managing our employee benefit plans and determining the directors, officers and employees eligible to participate in any of these plans;
•approving increases in directors’ fees and increases in salaries paid to executive officers;
•annually reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer, chief financial officer and other executive officers and key employees, evaluating their performance in light of those goals and objectives, and approving their compensation level based on this evaluation; and
•determining any long-term incentive component of compensation.
Nominating and Corporate Governance Committee
Our nominating and corporate governance committee consists of Leonardo dos Santos Poça D’Água, Veronica Allende Serra and Jaime Cardoso Danvila, with Mr. Danvila serving as the chair of the committee. The nominating and corporate governance committee assists our board of directors in identifying individuals qualified to become members of the board of directors and in determining the composition of the board and its committees. As discussed below, as a foreign private issuer whose securities are listed on Nasdaq, we are permitted to follow certain home country corporate governance practices in lieu of the requirements of Nasdaq rules pursuant to Nasdaq Rule 5615(a)(3), which provides for such exemption to compliance with Nasdaq Rule 5600 Series, including an exemption to the requirement that each member of the nominating and corporate governance committee must be an independent director as defined under Nasdaq Rule 5605(a)(2). In addition, the nominating and corporate governance committee is responsible for, among other things:
•developing and annually reviewing criteria for selection of members of our board of directors and its committees;
•actively seeking individuals qualified to become members of our board of directors;
•reviewing and approving our Code of Ethics on an annual basis;
•monitoring compliance with the Code of Ethics; and
•reviewing and expressing its opinion about potential conflicts of interest among members of the board of directors and us.

PART I	131	FORM 20-F

«Table of Contents

Code of Business Conduct
We have adopted a code of business conduct (the “code of business conduct”) that applies to all directors, executive officers and employees. Our code of business conduct is a “code of ethics,” as defined in Item 406(b) of Regulation S-K. Copies of the code of business conduct and charters for each of our board committees will be provided without charge upon request from us and are available on our website. We will make any legally required disclosures regarding amendments to, or waivers of, provisions of our code of ethics on our Internet website.
Foreign Private Issuer Exemptions
We are considered a “foreign private issuer” under the securities laws of the United States and the rules of Nasdaq. Under the applicable securities laws of the United States, “foreign private issuers” are subject to different disclosure requirements than U.S. domiciled issuers. We intend to take all necessary measures to comply with the requirements of a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act of 2002, the rules of which were adopted by the SEC and Nasdaq as listing standards and requirements. Under Nasdaq’s rules, a “foreign private issuer” is subject to less stringent corporate governance and compliance requirements and subject to certain exceptions, Nasdaq permits a “foreign private issuer” to follow its home country’s practice in lieu of the listing requirements of Nasdaq. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from Nasdaq corporate governance listing standards. Among other things, we are not required to have:
•a majority of the board of directors consisting of independent directors;
•a compensation committee consisting of independent directors;
•a nominating committee consisting of independent directors; or
•regularly scheduled executive sessions with only independent directors each year.
Accordingly, our shareholders may not receive the same protections afforded to shareholders of companies that are subject to all of Nasdaq’s corporate governance requirements. In addition, we are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 and have elected to comply with certain reduced public company reporting requirements. For further details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Ordinary Shares—As a foreign private issuer and an “emerging growth company” (as defined in the JOBS Act),we have different disclosure and other requirements than U.S. domestic registrants and non-emerging growth companies that, to some extent, are more lenient and less frequent than those of U.S. domestic registrants and non-emerging growth companies.”
D.Employees
As of December 31, 2022, we grew our workforce by 22.2%, compared to December 31, 2021 (from 559 to 683 people).
The table below shows the number of employees by activity as of the dates indicated:

	As of December 31,
	2022	2021	2020

Management	7	5	8
Administrative	96	46	26
Sales & Marketing	91	72	27
Data Analytics and Software Development	384	294	163
R&D	105	142	89
Total	683	559	313

PART I	132	FORM 20-F

«Table of Contents

As of December 31, 2022, 98.0% of our employees were located in Brazil.
We offer competitive compensation and benefits that are in line with the software industry. Consistent with market practice, our compensation program for all employees includes base pay, variable compensation and benefits. In addition, certain of our employees also receive stock-based compensation. We offer a wide array of benefits including health care, dental plan, life insurance, transportation vouchers, meal tickets or restaurant vouchers. For additional information, see “Item 6. Directors, Senior Management and Employees—B. Compensation.”
In accordance with Brazilian labor law, all employees may join unions. However, less than 2.0% of our employees are unionized, represented by the Union of Workers in Data Processing and Information Technology in the State of São Paulo (Sindicato dos Trabalhadores em Processamento de Dados e Tecnologia da Informação do Estado de São Paulo, or “SINDPD”), as of the date of this annual report. We have not experienced any work stoppages and believe we have good working relationship with SINDPD. We have entered into a collective bargaining agreement related to variable compensation (profit sharing plan) with SINDPD and renegotiate such agreement on an annual basis, usually in January of each year.
We have outsourced certain ancillary activities that support our business that are not directly related to our core business, including recruiters to attract talent and maintenance functions. We do not provide benefits to our outsourced workers. For additional information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may be held liable for the labor, environmental, tax and social security obligations of third parties.”
E.Share Ownership
For information regarding the share ownership of our directors and executive officers, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.” For information as to stock options granted to our directors, executive officers and other employees, see “—Compensation—Share Incentive Plans.”
F.Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation
Not applicable.
ITEM 7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.Major Shareholders
The following table sets forth information regarding the beneficial ownership of our Ordinary Shares as of March 31, 2023:
•each person who beneficially owns 5.0% or more of the outstanding Ordinary Shares;
•each person who is an executive officer or director; and
•all executive officers and directors as a group.
Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days. Pursuant to our Articles, each Ordinary Share entitles the holder to one vote on all matters upon which the holders are entitled to vote.
The percentage of our Ordinary Shares beneficially owned is computed on the basis of 79,099,587 Ordinary Shares issued and outstanding as of March 31, 2023, prior to the exercise of any Warrants.

PART I	133	FORM 20-F

«Table of Contents

Beneficial Owners(1)
Directors and Executive Officers
Leonardo dos Santos Poça D’Água(2)	25,951,505	32.8%
Dorival Dourado Júnior	45,233	*
Veronica Allende Serra	10,000	*
Jaime Cardoso Danvila	—	—
Rafael Padilha de Lima Costa	—	—
Alexandre Villela	100	*
Rafael Steinhauser(3)	2,428,898	3.1%
Adriano Alcalde	122,999	*
Mathias Rech Santos	—	—
All executive officers and directors as a group (9 individuals)	28,558,735	36.1%
Principal Shareholders
Fundo de Investimento em Participações Multiestratégia Inovabra I—Investimento no Exterior(4)	14,959,509	18.9%
Crescera Growth Capital Master Semantix Fundo de Investimento em Participações Multiestratégia(5)	21,154,177	26.7%
Innova Capital SPAC, LP(6)	6,978,471	8.8%
Leandro dos Santos Poça D’Água(7)	5,040,917	6.4%
Leonardo Augusto Oliveira Dias(8)	10,217,930	12.9%
Lívia Ricardi de Almeida Poça D’Água(9)	5,123,656	6.5%

*    Represents beneficial ownership of less than one percent.
1.Unless otherwise noted, the business address for the directors and executive officers of the Company is Avenida Eusébio Matoso, 1375, 10º andar, São Paulo, São Paulo, Brazil, 05423-180.
2.Consists of (i) 10,692,658 Ordinary Shares held by DDT Investments Ltd., a BVI business company incorporated in the British Virgin Islands, which is an investment vehicle owned by Leonardo dos Santos Poça D’Água, a co-founder of Semantix, (ii) 5,040,917 Ordinary Shares held by Cumorah Group Ltd., a BVI business company incorporated in the British Virgin Islands, which is an investment vehicle owned by Leandro dos Santos Poça D’Água, also co-founder of Semantix and the brother of Leonardo dos Santos Poça D’Água and (iii) 10,217,930 Ordinary Shares held by ETZ Chaim Investments Ltd., a BVI business company incorporated in the British Virgin Islands, which is an investment vehicle owned by Leonardo Augusto Oliveira Dias, the third co-founder of Semantix. Each of the Founders has appointed Leonardo dos Santos Poça D’Água as their representative pursuant to the Shareholders Agreement. As a result, Leonardo dos Santos Poça D’Água has the right to take any and all actions or exercise any and all powers to be taken or exercised by the Founders under the Shareholders Agreement on their behalf, and is effectively able to nominate, appoint and remove each of the four directors to be appointed by the Founders under the Shareholders Agreement. By virtue of his appointment as representative of the Founders, Leonardo dos Santos Poça D’Água is effectively deemed to exercise voting power over all outstanding Ordinary Shares held by the Founders. In addition, under the Exchange Agreement, DDT Investments Ltd., which is the investment vehicle owned by Leonardo dos Santos Poça D’Água, shall have the right, but not the obligation, to purchase on one or more occasions, from the Closing of the Business Combination until the fifth anniversary of the Closing, up to 5.0% of the outstanding Ordinary Shares held by each of Cumorah Group Ltd., which is the investment vehicle owned by Leandro dos Santos Poça D’Água, and ETZ Chaim Investments Ltd., which is the investment vehicle owned by Leonardo Augusto Oliveira Dias. On August 22, 2022, 50.0% of the Ordinary Shares held by Cumorah Group Ltd., corresponding to approximately 6.5% of the Ordinary Shares issued and outstanding immediately after the consummation of the Business Combination, were transferred to Strong Union Ltd., an investment vehicle owned by Lívia Ricardi de Almeida Poça D’Água, who is the ex-wife of Leandro dos Santos Poça D’Água.
3.Consists of (i) 1,088,898 Ordinary Shares and (ii) 1,340,000 Warrants held by Berger Holdings Ltd., an investment vehicle owned by Rafael Steinhauser.
4.Fundo de Investimento em Partipações Multiestratégia Inovabra I – Investimento no Exterior is managed by 2b Capital S.A., an asset management entity that is a direct subsidiary of Banco Bradesco BBI S.A., which is, in turn, a subsidiary of Banco Bradesco S.A. 2b Capital S.A. has sole voting power over the shares held by Inovabra and is managed by Rafael Padilha de Lima Costa and Marlos Francisco de Souza Araújo, who also occupy leading positions at Banco Bradesco BBI S.A and Banco Bradesco S.A. All investment decisions and dispositive control over the shares held by Inovabra are made by a majority vote of an investment committee of 2b Capital S.A. comprised of eleven members. The members of the investment committee who make the investment decisions over the shares held by Inovabra are Rafael Padilha de Lima Costa, Maurício Machado de Minas, Octavio de Lazari Junior, Marcelo de Araújo Noronha, André Rodrigues Cano, Cassiano Ricardo Scarpelli, Eurico Ramos Fabri, Rogério Pedro Câmara, Moacir Nachbar Junior, Leandro de Miranda Araujo and Ivan Luiz Gontijo Junior. No single natural person controls investment or voting decisions with respect to the shares held by Inovabra. The business address of Inovabra is Avenida Presidente Juscelino Kubitschek, 1309, 10th floor, São Paulo, SP, Brazil, CEP 04543-011.
5.Crescera Growth Capital Master Semantix Fundo de Investimento em Participações Multiestratégia is managed by Crescera Growth Capital Ltda. (the “Crescera Manager”), which entity has sole voting power over the shares held by Crescera. Jaime Cardoso Danvila, Daniel Arthur Borghi, Priscila Pereira Rodrigues and Natalia Alcantara Curi Galarti are vested with the power and authority to represent Crescera Manager in relation to corporate acts. All investment decisions and dispositive control over the shares held by Crescera are made by a majority vote of an investment committee comprised of five members. The members of the investment committee who make the investment decisions over the shares held by Crescera are Jaime Cardoso Danvila, Daniel Arthur Borghi, Sergio Eraldo Salles, Thomas Keesee and Priscila Pereira Rodrigues. No single natural person controls investment or voting decisions with respect to the shares held by Crescera. The business address of Crescera is Rua Aníbal de Mendonça, 27, 2nd floor, Rio de Janeiro, RJ, Brazil, CEP 22.410-050.
6.Innova Capital SPAC LP, a Cayman Islands exempted limited partnership, is the record holder of such shares, and Innovatech Ltd., a Cayman Islands company, serves as the general partner of Innova Capital SPAC LP. Veronica Allende Serra serves as a director of Innovatech Ltd. and, accordingly, shares voting and investment discretion with respect to the shares held of record by Innova Capital SPAC LP and may be deemed to have shared beneficial ownership of such shares directly held by Innova Capital SPAC LP. Ms. Serra disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest they may have therein, directly or indirectly. The business address of each of Innova Capital SPAC LP and Innovatech Ltd. is Edificio Os Bandeirantes - Av. Brg. Faria Lima, 2179 - Jardins, São Paulo - SP, 01450-010, Brazil. Consists of (i) 3,828,471 Ordinary Shares, including 1,528,471 Ordinary Shares transferred from the Sponsor to Innova at Closing, and (ii) 3,150,000 Warrants, including 2,000,000 Warrants transferred from the Sponsor to Innova at Closing.

PART I	134	FORM 20-F

«Table of Contents

7.The business address of Leandro dos Santos Poça D’Água is Avenida Eusébio Matoso, 1375, 10º andar, São Paulo, São Paulo, Brazil, 05423-180. Consists of 5,040,917 Ordinary Shares held by Cumorah Group Ltd., a BVI business company incorporated in the British Virgin Islands, which is an investment vehicle owned by Leandro dos Santos Poça D’Água, also co-founder of Semantix and the brother of Leonardo dos Santos Poça D’Água. Leandro dos Santos Poça D’Água has investment power over the Ordinary Shares held by Cumorah Group Ltd., while Leonardo dos Santos Poça D’Água has full voting power over such Ordinary Shares.
8.The business address of Leonardo Augusto Oliveira Dias is Avenida Eusébio Matoso, 1375, 10º andar, São Paulo, São Paulo, Brazil, 05423-180. Consists of 10,217,930 Ordinary Shares held by ETZ Chaim Investments Ltd., a BVI business company incorporated in the British Virgin Islands, which is an investment vehicle owned by Leonardo Augusto Oliveira Dias, the third co-founder of Semantix. Leonardo Augusto Oliveira Dias has investment power over the Ordinary Shares held by ETZ Chaim Investments Ltd., while Leonardo dos Santos Poça D’Água has full voting power over such Ordinary Shares.
9.The business address of Lívia Ricardi de Almeida Poça D’Água is Avenida Escola Politécnica, 942, ap. 142 A1, Bairro Rio Pequeno, São Paulo, SP, CEP 05.350-000. On August 22, 2022, 50.0% of the Ordinary Shares held by Cumorah Group Ltd., corresponding to approximately 6.5% of the Ordinary Shares issued and outstanding immediately after the consummation of the Business Combination, were transferred to Strong Union Ltd., an investment vehicle owned by Lívia Ricardi de Almeida Poça D’Água. As a result of the transfer of such Ordinary Shares, Leonardo dos Santos Poça D’Água can no longer be deemed to exercise voting power over the Ordinary Shares beneficially owned by Lívia Ricardi de Almeida Poça D’Água, nor he has a call option over such Ordinary Shares. However Leonardo dos Santos Poça D’Água has a right of first refusal over such Ordinary Shares beneficially owned by Lívia Ricardi de Almeida Poça D’Água.
Due to the fact that some of our Ordinary Shares and Warrants are held by brokers and other nominees, the number of Ordinary Shares and Warrants held by, and the number of, beneficial holders with addresses in the U.S. is not fully ascertainable. As of March 31, 2023, according to the records of our transfer agent Continental Stock Transfer & Trust Company, approximately 2,598,903 Ordinary Shares (approximately 3.2% of our outstanding Ordinary Shares) were held by 19 record holders in the U.S. and approximately 3,320,000 Warrants (approximately 17.9% of our outstanding Warrants) were held by eight record holders in the U.S. These estimates do not include 36,617,833 Ordinary Shares (approximately 45.5% of our outstanding Ordinary Shares) and 11,789,984 Warrants (approximately 63.7% of our outstanding Warrants) held by Cede & Co., the nominee of The Depository Trust Company, in whose name all securities held in “street name” are held in the U.S. We believe that the Ordinary Shares and the Warrants held by Cede & Co. include Ordinary Shares and Warrants beneficially owned by both U.S. and non-U.S. beneficial owners. As a result, these numbers may not accurately represent the number of beneficial owners of our Ordinary Shares and Warrants in the U.S.
Concurrently with the execution and delivery of the Business Combination Agreement, the Registrant, the Sponsor and certain shareholders of Semantix entered into the Shareholders Agreement. For more information on the Shareholders’ Agreement, see “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Shareholder’s Agreement.”
B.Related Party Transactions
In the ordinary course of business, we and our subsidiaries enter into and expect to continue to enter into certain related party transactions with certain entities affiliated with our shareholders, among others, and also in connection with the Business Combination. We describe these transactions below:
Loans and Borrowings with Bradesco
We have entered into three loan agreements with Banco Bradesco S.A. (“Bradesco”), one of Brazil’s largest financial institutions and an indirect investor in the Company via its investment in the venture capital fund Inovabra that is 100% funded with Bradesco proprietary capital as part of Bradesco group’s innovation program. The head of Private Equity and Venture Capital at Bradesco serves as a member on our board of directors. For additional information, see “—Major Shareholders.”
On August 25, 2020, we entered into a loan agreement with Bradesco in the amount of R$10.0 million, with interest accruing at a rate per annum of 8.44% and maturing on August 25, 2025. On August 31, 2022, this loan was fully repaid by us.
On March 23, 2021, we entered into a loan agreement with Bradesco in the amount of R$10.0 million, with interest accruing at a rate per annum equal to CDI plus 4.10% and maturing on March 23, 2026. On August 31, 2022, this loan was fully repaid by us.
On March 4, 2022, we entered into a loan agreement with Bradesco in the amount of R$30.0 million, with interest accruing at a rate per annum equal to 14.77% and maturing on March 4, 2026. As of December 31, 2022, R$ 8.9 million was outstanding under this loan.
For additional information on such loan agreements, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

PART I	135	FORM 20-F

«Table of Contents

License and Service Agreements
Certain of our customers are affiliated with our shareholders. Accordingly, in the ordinary course of our business, we provide data solutions and complementary professional services to these customers, including AI services, data analytics services and related support, as memorialized in software and service agreements negotiated with these customers at arm’s length.
In particular, we provide data solutions and related professional services to Bradesco, who is also our indirect shareholder via Inovabra (see “—Loans and Borrowings with Bradesco” above and “—Major Shareholders” for additional information regarding this relationship).
Additionally, we (including through our subsidiary, Tradimus) provide data solutions and related professional services to Hospital Care Caledônia S.A. (“Hospital Care”), a health services management holding company that is a portfolio company of the same investment fund managed by Crescera Capital (“Crescera Asset Management”) that also invests in Semantix since 2019.
Furthermore, we also provide data solutions and related professional services to Grupo Fartura de Hortifrut S.A. (“OBA”), a grocery store chain that is a portfolio company of another investment fund managed by an affiliate of Crescera Asset Management.
We, OBA and Hospital Care each had the same two individuals (that are managing partners of Crescera Capital) serving as board members for each company, and following the Business Combination, one individual remained as our board member. For additional information regarding Crescera, see “—Major Shareholders.”
Software and Service Agreements with Bradesco
Since 2019, we have licensed third-party software to Bradesco for a 36-month term and, in connection with such software, provided various support and data analytics services to Bradesco. In addition, we have provided separate data analytics services as well as consulting and general IT support to Bradesco pursuant to contracts typically with a one-year term, subject to termination and renewal.
Furthermore, since March 2021, we also provide big data AI & analytics solutions to Next Tecnologia e Serviços Digitais S.A. (“Next”), Bradesco’s digital banking subsidiary, pursuant to a service contract initially valid until April 2022. On April 27, 2021, Next expanded the scope of contracted serviced to also include API development services related to open banking also through April 2022. On March 29, 2022, Next renewed the service contract with us until April 2023.
Since June 2021, we also license third-party data solutions to Banco Bradescard S.A., a Bradesco subsidiary that issues credit cards, pursuant to a one year contract.
As a result of the above, we generated revenue from Bradesco (including through Next and Banco Bradescard S.A.) corresponding to R$21.2 million, R$14.5 million and R$11.8 million, respectively, for the years ended December 31, 2022, 2021 and 2020.
License and Service Agreements with OBA
Since 2019, we have licensed our “Open Galaxy” proprietary software to OBA and have also provided related support services to OBA in connection with our software and technology infrastructure. These agreements are typically effective for 24 months, subject to certain renewal and termination rules.
Additionally, since 2020, we have licensed to OBA the use of our “Smarter Sales” proprietary retail platform, and have also provided installation, integration and infrastructure services related thereto, in accordance with an agreement effective for 60 months, subject to certain renewal and termination rules. In 2021, the scope of this relationship was expanded in order to include additional software and services powered by LinkAPI (i.e., Enterprise Cloud Dedicada, API Management Enterprise and Squad Integration Experience), for a term of 60 months.
As a result of the above, Semantix generated revenue from OBA corresponding to R$4.4 million, R$3.0 million and R$1.8 million, respectively, for the years ended December 31, 2022, 2021 and 2020.

PART I	136	FORM 20-F

«Table of Contents

License and Service Agreements with Hospital Care
Since 2019, we (including through our subsidiary Tradimus) have licensed to Hospital Care Tradimus’ proprietary data solution aimed at improving operating efficiencies at hospitals and have also provided related platform installation support services and data-analytics services in relation thereto. These agreements range from 60 to 84 months, subject to certain termination and renewal rules.
In 2021, the parties expanded the scope of their relationship so that certain add-on proprietary solutions, including solutions powered by LinkAPI (i.e., SDP, Integration Platform and API Management) and certain services (i.e., installation, support, training) related to such data solutions are provided to Hospital Care. This agreement is valid for a period of 84 months, subject to the certain renewal and termination rules.
As a result of the above, we generated revenue from Hospital Care corresponding to R$2.5 million, R$0.7 million and R$0.7 million, respectively, for the years ended December 31, 2022, 2021 and 2020.
Transactions Related to the Business Combination
Certain other related party agreements were entered into in connection with the Business Combination. This section describes the material provisions of certain additional agreements entered into pursuant to the Business Combination Agreement (the “Related Agreements”) but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of each of the Related Agreements, and you are urged to read such Related Agreements in their entirety.
Voting and Support Agreement
Concurrently with the execution and delivery of the Business Combination Agreement, the Registrant, Alpha, Semantix and certain of the Semantix shareholders entered into the Voting and Support Agreement, pursuant to which, prior to the First Effective Time, such Semantix shareholders agreed to, among other things, vote to approve the Third Merger and such other actions as contemplated in the Business Combination Agreement for which the approval of the Semantix shareholders and the Newco shareholders was required.
Lock-up Agreement
Concurrently with the execution and delivery of the Business Combination Agreement, the Registrant, Alpha and the Semantix shareholders entered into the Lock-up Agreement, pursuant to which, the Semantix shareholders agreed, among other things, to certain transfer restrictions on the Ordinary Shares issued to such Semantix shareholders for a period of six months following the Closing Date, subject to the following exceptions of permitted transfers (i) if such shareholder is not an individual or a trust, to any of its officers or directors, affiliates and its employees or any family member of any of its officers or directors, any affiliate or family member of any of its officers or directors, any affiliate of its controlling shareholder or to any members of its controlling shareholder or any of their affiliates, or (ii) if such shareholder is an individual or a trust, (A) by virtue of laws of descent and distribution upon death of the individual, (B) pursuant to a qualified domestic relations order, (C) to any member of such shareholder’s immediate family or any trust for the direct or indirect benefit of such shareholder or the immediate family of such shareholder, an affiliate of such individual or to a charitable organization or (D) by private sales or Transfers (as defined in the Lock-up Agreement) made in connection with any forward purchase agreement or similar arrangement; provided, however, that (x) such shareholder shall, and shall cause any such transferee of his, her or its Lock-up Shares (as defined in the Lock-up Agreement), to enter into a written agreement, in form and substance reasonably satisfactory to Alpha, agreeing to be bound by the Lock-up Agreement prior and as a condition to the occurrence of such Transfer, and that such transferee shall receive and hold the Lock-Up Shares subject to the provisions of the Lock-up Agreement applicable to the transferring shareholder, and there shall be no further Transfer of such Lock-Up Shares except in accordance with the terms of the Lock-up Agreement. The lock-up period for the Lock-Up Shares expired on February 3, 2023.

PART I	137	FORM 20-F

«Table of Contents

On June 13, 2022, Alpha granted its consent under the Lock-up Agreement to allow Leonardo dos Santos Poça D’Água to pledge a certain amount of his Ordinary Shares as collateral in order to obtain financing from a third-party financial institution other than us, Semantix, Alpha or a related person thereof (as such item is used in Item 404 of Regulation S-K) to acquire (i) Ordinary Shares beneficially owned by either Cumorah Group Ltd., which is the investment vehicle owned by Leandro dos Santos Poça D’Água, or ETZ Chaim Investments Ltd., which is the investment vehicle owned by Leonardo Augusto Oliveira Dias, pursuant to the call option contained in the Exchange Agreement, and (ii) Ordinary Shares beneficially owned by Lívia Ricardi de Almeida Poça D’Água, who is the ex-wife of Leandro dos Santos Poça D’Água, pursuant to the right of first refusal contractually held by Leonardo dos Santos Poça D’Água over such Ordinary Shares. For additional information, see “—Major Shareholders.”
PIPE Financing (Private Placement)
Concurrently with the execution and delivery of the Business Combination Agreement, the PIPE Investors entered into the Subscription Agreements for the PIPE Financing, pursuant to which the PIPE Investors committed to subscribe for and purchase an aggregate purchase price of $93,645,000, 9,364,500 Alpha Class A Ordinary Shares (at $10.00 per share), which included subscriptions by two affiliates of the Sponsor that agreed to subscribe for 100,000 Alpha Class A Ordinary Shares in the aggregate and two affiliates of Semantix that agreed to subscribe for 6,146,500 Alpha Class A Ordinary Shares in the aggregate. Such subscribed shares were converted to our Ordinary Shares in connection with the Business Combination. The Company granted certain customary registration rights to the PIPE Investors in connection with the PIPE Financing.
Shareholder Non-Redemption Agreement
Concurrently with the execution and delivery of the Business Combination Agreement and the Subscription Agreements, and as an inducement to Alpha’s and Semantix’s willingness to enter into the Business Combination Agreement, a certain shareholder of Alpha and affiliate of the Sponsor owning, in the aggregate, 2,300,000 of the outstanding Alpha Class A Ordinary Shares entered into the Shareholder Non-Redemption Agreement with Alpha, under which, among other things, such Alpha shareholder agreed to vote in favor of transactions contemplated in the Business Combination Agreement for which the approval of such Alpha shareholder was required and agreed not to redeem or exercise any right to redeem any Alpha Class A Ordinary Shares that such Alpha shareholder held of record or beneficially. Semantix and Newco were named third-party beneficiaries under the Shareholder Non-Redemption Agreement.
Sponsor Letter Agreement
Concurrently with the execution of the Business Combination Agreement, the Sponsor entered into the Sponsor Letter Agreement pursuant to which the Sponsor agreed to (i) vote all of its Alpha Class B Ordinary Shares in favor of the Business Combination and related transactions and to take certain other actions in support of the Business Combination Agreement and related transactions and (ii) waive any rights to adjustment or other anti-dilution protections with respect to the Initial Conversion Ratio (as defined in the amended and restated memorandum and articles of association of Alpha (the “Existing Governing Documents”)), including those rights that would otherwise apply pursuant to Section 17.3 of the Existing Governing Documents as a result of the issuance of our Ordinary Shares in connection with the transactions contemplated by the Business Combination Agreement or any Transaction Agreement pursuant to the PIPE Investment such that the Ordinary Shares issued pursuant to the PIPE Investment are excluded from the determination of the number of Ordinary Shares issuable upon conversion of the Alpha Class B Ordinary Shares pursuant to Section 17.3 of the Existing Governing Documents (which for the avoidance of doubt did not include the Sponsor’s rights under Section 17.8 of the Existing Governing Document, which provided that in no event may any Alpha Class B Ordinary Share convert into Ordinary Shares at a ratio that is less than one-for-one), to which it would otherwise be entitled to in connection with the Business Combination, in each case, on the terms and subject to the conditions set forth in the Sponsor Letter Agreement.

PART I	138	FORM 20-F

«Table of Contents

In addition, the Sponsor agreed that 862,500 Ordinary Shares issued in respect of the Alpha Class B Ordinary Shares held by the Sponsor as of the date of the Sponsor Letter Agreement are subject to vesting requirements (the “Alpha Earn-Out Shares”). The Alpha Earn-Out Shares will vest in two equal 431,250 tranches based on the achievement of closing share price targets of the Ordinary Shares of $12.50 and $15.00, respectively, in each case, for any 20 trading days within any consecutive 30 trading day period commencing at any time after the Closing Date and ending on or prior to the fifth anniversary of the Closing Date. A given share price target described above is also achieved if there is a transaction during the relevant period that results in our Ordinary Shares being converted into the right to receive cash or other consideration having a per share value (in the case of any non-cash consideration, as provided in the definitive transaction documents for such transaction, or if not so provided, as determined by our board of directors in good faith) in excess of the applicable closing share price target set forth above. The Alpha Earn-Out Shares that have not vested by the fifth anniversary of the Closing shall, automatically and without further action on our part or any holder thereof, be forfeited and cancelled for no consideration. Prior to vesting or forfeiture the Alpha Earn-Out Shares will, with the exception of the right to receive dividends and other limited exceptions, be entitled to all rights of other Ordinary Shares.
Moreover, the Sponsor agreed to a lock-up until the earlier of (A) (i) with respect to 4,887,500 Ordinary Shares issued as a result of the Business Combination (the “Retained Founder Shares”), one year after the Closing or (ii) solely with respect of any Alpha Earn-Out Shares, one hundred and eighty days following the Closing and (B) subsequent to the Closing, (x) with respect to Retained Founder Shares only, the closing share price of the Ordinary Shares is greater than or equal to $12.00 over any 20 trading days within any consecutive 30 trading day period commencing at least 150 days after the Closing or (y) the consummation of an Acceleration Event (as defined in the Sponsor Letter Agreement) or other transaction contemplated by Section 2(d)(ii) of the Sponsor Letter Agreement is consummated.
Shareholders’ Agreement
See “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Shareholder’s Agreement.”
Exchange Agreement
On November 17, 2021, the Registrant, Alpha, Semantix, the Semantix shareholders and the Semantix option holders entered into an exchange agreement (the “Exchange Agreement”), pursuant to which, prior to the First Effective Time (and conditioned upon the Closing), the Semantix shareholders agreed to, among other things, exchange with Newco all of the issued and outstanding equity of Semantix for newly issued Newco Ordinary Shares and, after giving effect to this pre-closing exchange, Semantix became a wholly owned subsidiary of Newco.
In addition, under the Exchange Agreement, DDT Investments Ltd., which is the investment vehicle owned by Leonardo dos Santos Poça D’Água, shall have the right, but not the obligation, to purchase on one or more occasions, from the Closing of the Business Combination until the fifth anniversary of the Closing, up to 5% of the outstanding Ordinary Shares held by each of Cumorah Group Ltd., which is the investment vehicle owned by Leandro dos Santos Poça D’Água, and ETZ Chaim Investments Ltd., which is the investment vehicle owned by Leonardo Augusto Oliveira Dias.
A&R Registration Rights Agreement
At the consummation of the Business Combination, the Registrant, the Sponsor and certain persons named therein entered into the A&R Registration Rights Agreement, pursuant to which that certain Registration Rights Agreement was amended and restated in its entirety, as of the Closing. As a result, the holders of registrable securities (as defined in A&R Registration Rights Agreement) have the right to make a written demand for registration under the Securities Act of all or a portion of their registrable securities, subject to certain limitations so long as such demand includes a number of registrable securities with a total offering price in excess of $30 million. Any such demand may be in the form of an underwritten offering, it being understood that, subject to certain exceptions, we shall not be required to conduct more than an aggregate total of six underwritten offerings in any 12-month period. In addition, the holders of registrable securities have “piggy-back” registration rights to include their securities in other registration statements filed by us subsequent to the Closing. We also agreed to file with the SEC a resale shelf registration statement covering the resale of all registrable securities within 30 days of the Closing, to be declared effective within 90 days of the Closing.
Share Incentive Plans
See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.”

PART I	139	FORM 20-F

«Table of Contents

Transactions with Officers and Directors
•In 2022, 2021 and 2020, we paid an aggregate of R$ 8.2 million, R$6.3 million and R$3.6 million, respectively, in cash compensation to our executive officers and directors as a group. In addition, starting in 2020, we began offering stock options to purchase Class A preferred shares of Semantix to our executive officers and directors. For information regarding options, see the section entitled “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.”
•In February 2021, our board of directors adopted the 2021 Plan, which was subsequently amended in November 2021. The 2021 Plan awards executive officers and directors with outstanding performance with options to purchase Class A preferred shares of Semantix. For more details on the 2021 Plan, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.”
Related Person Transaction Policy
Our related person transaction policy requires certain related party transactions to be approved by our board of directors or a designated committee thereof, which may include our audit committee.
C. Interests of Experts and Counsel
Not applicable.
ITEM 8.FINANCIAL INFORMATION
A. Consolidated Statements and Other Financial Information
The information included under “Item 18. Financial Statements” of this annual report is referred to and incorporated by reference into this item.
Legal and Administrative Proceedings
We are and, from time to time, may become, subject to various legal and administrative proceedings that arise in the ordinary course of its business, including tax, labor, regulatory, environmental and civil proceedings. As of December 31, 2022, we did not record any provisions for legal proceedings.
Tax Proceedings
On February 27, 2020, the São Paulo State Revenue Service issued a tax assessment against us seeking the payment of state taxes on sales (ICMS) allegedly due on the resale of third-party software licenses between July 2018 and December 2018. In July 2020, a partially favorable decision was issued and we appealed to the relevant administrative court in order to revert the unfavorable portion of this decision. We are currently awaiting a judgement on this appeal. As of December 31, 2022, the estimated value involved in this proceeding was R$3.5 million. Based on the advice of both in-house and external counsels, we believe that the risk of loss in this lawsuit is remote.
On December 13, 2021, the Municipality of São Paulo Revenue Service issued a tax assessment against us seeking the payment of municipal taxes and fines due on the provision of services (ISS) arising from (i) the alleged underpayment of ISS taxes in the city of São Paulo between January 2016 and February 2017, claiming that our reporting of our headquarters in the city of Cotia, another municipality in the state of São Paulo, was improper and unsubstantiated and (ii) our resale of third-party software licenses between 2016 and 2018. In January 2022, we filed our answer before the administrative court. In August 2022, an unfavorable decision was issued and we appealed to the relevant administrative court in order to revert this decision. As of December 31, 2022, the estimated value involved in this proceeding was R$14.8 million. Based on the advice of both in-house and external counsels, we estimate that the risk of loss in this proceeding is remote in relation to R$5.3 million and possible in relation to R$9.5 million. We do not currently intend to record any provisions or make judicial deposits in respect of such amounts. This decision may be reassessed by us once the related administrative proceeding is concluded, which is currently expected to occur between 2024 and 2026. Any judicial proceedings on this matter would likely require us to make judicial deposits in the amounts involved.

PART I	140	FORM 20-F

«Table of Contents

Dividends and Dividend Policy
We have never declared or paid any cash dividend on our Ordinary Shares. The payment of cash dividends in the future will depend upon our revenues and earnings, if any, capital requirements and general financial condition. Any further determination to pay dividends on our Ordinary Shares would be at the discretion of our board of directors.
Certain Cayman Islands Legal Requirements Related to Dividends
Under the Companies Law and our Articles of Association, a Cayman Islands company may pay a dividend out of either its profit or share premium account, but a dividend may not be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. According to our Articles of Association, dividends can be declared and paid out of funds lawfully available to us, which include the share premium account. Dividends, if any, would be paid in proportion to the number of common shares a shareholder holds. For further information with respect to taxes, see ”Item 10. Additional Information—E. Taxation—Certain Cayman Islands Tax Considerations.”
B.Significant Changes
Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.
ITEM 9.THE OFFER AND LISTING
A.Offer and Listing Details
Our Ordinary Shares and Public Warrants are listed on the Nasdaq Stock Market LLC (the “Nasdaq”) under the trading symbols “STIX” and “STIXW” since August 4, 2022.
B.Plan of Distribution
Not applicable.
C.Markets
See “—Offer and Listing Details” above.
D.Selling Shareholders
Not applicable.
E.Dilution
Not applicable.
F.Expenses of the Issue
Not applicable.
ITEM 10.ADDITIONAL INFORMATION
A.Share Capital
Not applicable.
B.Memorandum and Articles of Association
Description of Share Capital
The Amended and Restated Memorandum and Articles of Association (“Articles”) of the Company effective as of August 3, 2022 are filed as Exhibit 3.1 to the Form F-1 filed with the SEC on November 16, 2022. The description of the Articles of the Company is included in such Form F-1, under the heading “Description of Share Capital,” which information is incorporated herein by reference.

PART I	141	FORM 20-F

«Table of Contents

General Meetings of Shareholders
The directors may proceed to convene a general meeting whenever they think fit, including, without limitation, for the purposes of considering a liquidation of the Company, and they shall convene a general meeting on the requisition of the shareholders holding at the date of the deposit of the requisition not less than 10% of such of the paid-up capital of the Company as at the date of the deposit carries the right of voting at general meetings. The Company will give notice at least five calendar days specifying the place, the day and the hour of any general meeting and the general nature of the business to be conducted at the general meeting. If the directors determine that prompt shareholder action is advisable, they may shorten the notice period for any general meeting to such period as the directors consider reasonable.
Holders whose shares are registered in the name of DTC or its nominee will not be a shareholder or member of the Company and must rely on the procedures of DTC regarding notice of shareholders’ meetings and the exercise of rights of a holder of the Ordinary Shares.
Save as otherwise provided in the Articles, a quorum shall be the presence, in person or by proxy, of one or more persons holding at least 20% in par value of the issued Ordinary Shares which confer the right to attend and vote thereat. If within half an hour from the time appointed for the meeting a quorum is not present, the meeting, if convened on the requisition of or by shareholders, shall be dissolved. In any other case it shall stand adjourned to the same day in the next week, at the same time and place or to such other day and at such other time and place as the directors may determine and if at such adjourned meeting a quorum is not present within fifteen (15) minutes from the time appointed for holding the meeting, the shareholders present shall be a quorum.
At any general meeting, a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is, before or on the declaration of the result of the show of hands, demanded by the chairperson or any shareholder present in person or by proxy. Generally speaking, an ordinary resolution to be passed by the shareholders at a general meeting requires the affirmative vote of a simple majority of the votes cast by, or on behalf of, the shareholders entitled to vote, present in person or by proxy and voting at the meeting, and a special resolution requires the affirmative vote on a poll of no less than two-thirds of the votes cast by the shareholders entitled to vote who are present in person or by proxy at a general meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our Company, as permitted by the Companies Act and the Articles.
Pursuant to the Company’s Articles, general meetings of shareholders are to be chaired by the chairperson (if any) or, if absent, the deputy chairperson (if any) of the board of directors, or, failing them, some other director nominated by the directors. If neither the chairperson, the deputy chairperson nor another director is present at the general meeting within 15 minutes after the time appointed for holding the meeting, the shareholders present in person or by proxy and entitled to vote may elect any one of the shareholders to be chairman.
Rights of Nonresident or Foreign Shareholders
There are no limitations imposed by the Articles of the Company on the rights of nonresident or foreign shareholders to hold or exercise voting rights on the Ordinary Shares. In addition, there are no provisions in the Articles governing the ownership threshold above which shareholder ownership must be disclosed.
Principal Differences between Cayman Islands and U.S. Corporate Law
The Companies Act was modeled originally after similar laws in England and Wales but does not follow subsequent statutory enactments in England and Wales. In addition, the Companies Act differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.
Mergers and Similar Arrangements
The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies.

PART I	142	FORM 20-F

«Table of Contents

For these purposes, (1) ”merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (2) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies in the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company; and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan must be approved by the directors of each constituent company and filed with the Registrar of Companies together with a declaration as to: (i) the solvency of the consolidated or surviving company; (ii) the merger or consolidation is bona fide and not intended to defraud unsecured creditors of the constituent companies; (iii) no petition or other similar proceeding has been filed and remains outstanding and no order or resolution to wind up the company in any jurisdiction; (iv) no receiver, trustee, administrator or similar person has been appointed in any jurisdiction and is acting in respect of the constituent company, its affairs or property; (v) no scheme, order, compromise or similar arrangement has been entered into or made in any jurisdiction with creditors; (vi) a list of the assets and liabilities of each constituent company; (vii) the non-surviving constituent company has retired from any fiduciary office held or will do so; (viii) that the constituent company has complied with any requirements under the regulatory laws, where relevant; and (ix) an undertaking that a copy of the certificate of merger or consolidation will be published in the Cayman Islands Gazette, and where the surviving company is a Cayman Islands company, given to the members and creditors of each constituent company.
Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, may be determined by the Cayman Islands’ court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation that is effected in compliance with these statutory procedures.
In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement in question is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:
•the Company is not proposing to act illegally or ultra vires and the statutory provisions as to majority vote have been complied with;
•the shareholders have been fairly represented at the meeting in question;
•the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and
•the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act or that would amount to a “fraud on the minority.”
If the arrangement and reconstruction are thus approved, any dissenting shareholders would have no rights comparable to appraisal rights, which might otherwise ordinarily be available to dissenting shareholders of U.S. corporations and allow such dissenting shareholders to receive payment in cash for the judicially determined value of their shares.
When a takeover offer is made and accepted by holders of 90.0% in value of the shares affected within four months, the offeror may, within a two-month period thereafter, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection may be made to the Grand Court of the Cayman Islands but is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.
In application may be made by a dissenting shareholder to the Grand Court for an order that the transfer of the shares be made otherwise than on the terms of the offer.

PART I	143	FORM 20-F

«Table of Contents

Shareholders’ Suits
Class actions are not recognized in the Cayman Islands, but groups of shareholders with identical interests may bring representative proceedings, which are similar. However, a class action suit could nonetheless be brought in a U.S. court pursuant to an alleged violation of U.S. securities laws and regulations.
In principle, the Company itself would normally be the proper plaintiff and as a general rule, while a derivative action may be initiated by a minority shareholder on behalf of the Company in a Cayman Islands court, such shareholder will not be able to continue those proceedings without the permission of a Grand Court judge, who will only allow the action to continue if the shareholder can demonstrate that the Company has a good case against the defendant, and that it is proper for the shareholder to continue the action rather than the Company’s board of directors. Examples of circumstances in which derivative actions would be permitted to continue are where:
•a company is acting or proposing to act illegally or beyond the scope of its authority;
•the act complained of, although not beyond the scope of its authority, could be effected duly if authorized by more than a simple majority vote that has not been obtained; and
•those who control the company are perpetrating a “fraud on the minority.”
Corporate Governance
Cayman Islands law restricts transactions between a company and its directors unless there are provisions in the articles of association which provide a mechanism to alleviate possible conflicts of interest. Additionally, Cayman Islands law imposes on directors duties of care and skill and fiduciary duties to the companies which they serve. Under the Articles of the Company, a director must disclose the nature of his interest in any contract or arrangement, and following such disclosure and subject to any separate requirement under applicable law or the listing rules of the Nasdaq, the interested director may vote in respect of any transaction or arrangement in which he or she is interested. The interested director shall be counted in the quorum at such meeting and the resolution may be passed by a majority of the directors present at the meeting.
As a foreign private issuer, we are permitted to follow home country practice in lieu of certain Nasdaq corporate governance rules, subject to certain requirements. We currently rely, and will continue to rely, on the foreign private issuer exemption with respect to the following rules:
•Nasdaq Rule 5605(e)(1), which requires that a company have a nominations committee comprised solely of “independent directors” as defined by Nasdaq. We are not required to have a nominations committee under the laws of the Cayman Islands. However, we established our nominating and corporate governance committee which is not exclusively comprised of independent directors, as allowed by the laws of the Cayman Islands;
•Nasdaq Rule 5605(d) & (e), which require that compensation for our executive officers and selection of our director nominees be determined by a majority of independent directors. We are not required to have a compensation committee or nominations committee under the laws of the Cayman Islands. However, we established our compensation committee and nominating and corporate governance committee which are not exclusively comprised of independent directors, as allowed by the laws of the Cayman Islands; and
•Nasdaq Rule 5635, which requires that a listed issuer obtain shareholder approval prior to an issuance of securities in connection with: (i) the acquisition of the stock or assets of another company; (ii) equity-based compensation of officers, directors, employees or consultants; (iii) a change of control; and (iv) transactions other than public offerings. Pursuant to the laws of the Cayman Islands and our Articles, we are not required to obtain any such approval.
Borrowing Powers
The Company’s directors may exercise all the powers of the Company to borrow money and hypothecate, mortgage, charge or pledge its undertaking, property, and assets or any part thereof, and to issue debentures, debenture stock or other securities, whether outright or as collateral security for any debt liability or obligation of the Company or of any third party.

PART I	144	FORM 20-F

«Table of Contents

Indemnification of Directors and Executive Officers and Limitation of Liability
The Companies Act does not limit the extent to which a company’s articles of association may provide for indemnification of directors and officers, except to the extent that it may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. The Articles of the Company provide that every director and officer must be indemnified out of our assets against any liability incurred by that director or officer as a result of any act or failure to act in carrying out their functions, except for any such liability that the director or officer may incur by their own actual fraud or willful default. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to the Company’s directors, officers or persons controlling the Company under the foregoing provisions, we have been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Directors’ Fiduciary Duties
As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company. Accordingly, directors owe fiduciary duties to their companies to act bona fide in what they consider to be the best interests of the company, to exercise their powers for the purposes for which they are conferred and not to place themselves in a position where there is a conflict between their personal interests and their duty to the company. Accordingly, a director owes a company a duty not to make a profit based on his or her position as director (unless the company permits him or her to do so) and a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party. However, this obligation may be varied by the company’s articles of association, which may permit a director to vote on a matter in which he has a personal interest provided that he has disclosed that nature of his interest to the board of directors. The Articles of the Company provides that a director must disclose the nature of his interest in any contract or arrangement, and following such disclosure and subject to any separate requirement under applicable law or the listing rules of the Nasdaq, the interested director may vote in respect of any transaction or arrangement in which he or she is interested. The interested director shall be counted in the quorum at such meeting and the resolution may be passed by a majority of the directors present at the meeting.
A director of a Cayman Islands company also owes to the company duties to exercise independent judgment in carrying out his functions and to exercise reasonable skill, care and diligence, which has both objective and subjective elements. Recent Cayman Islands case law confirmed that directors must exercise the care, skill and diligence that would be exercised by a reasonably diligent person having the general knowledge, skill and experience reasonably to be expected of a person acting as a director. Additionally, a director must exercise the knowledge, skill and experience which he or she actually possesses.
A general notice may be given to the board of directors to the effect that (1) the director is a member or officer of a specified company or firm and is to be regarded as interested in any contract or arrangement which may after the date of the notice be made with that company or firm, or (2) he or she is to be regarded as interested in any contract or arrangement which may after the date of the notice to the board of directors be made with a specified person who is connected with him or her, which will be deemed sufficient declaration of interest. This notice shall specify the nature of the interest in question. Following the disclosure being made pursuant to the Company’s Articles and subject to any separate requirement under applicable law or the listing rules of the Nasdaq, a director may vote in respect of any transaction or arrangement in which he or she is interested and may be counted in the quorum at the meeting.

PART I	145	FORM 20-F

«Table of Contents

In comparison, under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself or herself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.
Shareholder Proposals
Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. The Delaware General Corporation Law does not provide shareholders an express right to put any proposal before the annual meeting of shareholders, but Delaware corporations generally afford shareholders an opportunity to make proposals and nominations provided that they comply with the notice provisions in the certificate of incorporation or bylaws. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.
The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. The Company’s Articles provide that upon the requisition of shareholders representing ten percent (10%) of the Company’s paid-up capital, the board will convene a general meeting and put the resolutions so requisitioned to a vote at such meeting. If the directors do not within ten (10) days from the date of the deposit of the requisition duly proceed to convene a general meeting, the requisitionists, or any of them representing more than one-half of the total voting rights of all of them, may themselves convene a general meeting, but any meeting so convened shall not be held after the expiration of three months after the expiration of the said ten (10) days.
Cumulative Voting
Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under Cayman Islands law, the Articles of the Company do not provide for cumulative voting. As a result, the shareholders of the Company are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.
Removal of Directors
The office of a director shall be vacated automatically if, among other things, he or she (1) resigns their office by notice in writing signed by such director and left at the registered office; (2) becomes bankrupt or makes any arrangement or composition with such director’s creditors generally; (3) dies or is found to be or becomes of unsound mind; (4) ceases to be a director by virtue of, or becomes prohibited from being a director by reason of, an order made under any provisions of any law or enactment; (5) is removed from office by notice addressed to such director at their last known address and signed by all of the co-directors (not being less than two in number); or (6) is removed from office by ordinary resolution.

PART I	146	FORM 20-F

«Table of Contents

Transaction with Interested Shareholders
The Delaware General Corporation Law provides that, unless the corporation has specifically elected not to be governed by this statute, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that this person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting shares or who or which is an affiliate or associate of the corporation and owned 15% or more of the corporation’s outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which the shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.
Cayman Islands law has no comparable statute. As a result, the Company cannot avail itself of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that the board of directors owe duties to ensure that these transactions are entered into bona fide in the best interests of the company and for a proper corporate purpose and, as noted above, a transaction may be subject to challenge if it has the effect of constituting a fraud on the minority shareholders.
Dissolution; Winding-Up
Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. If the dissolution is initiated by the board of directors, it may be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company resolves by ordinary resolution that it be wound up because it is unable to pay its debts as they fall due. The court has authority to order winding-up in a number of specified circumstances, including where it is, in the opinion of the court, just and equitable to do so.
Under the Companies Act, the Company may be dissolved, liquidated or wound up by a special resolution of shareholders (requiring a two-thirds majority vote). The Company’s Articles also give its board of directors authority to petition the Cayman Islands Court to wind up the Company.
Variation of Rights of Shares
Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of that class, unless the certificate of incorporation provides otherwise. Under the Company’s Articles, all or any of the rights attached to any class of our shares (unless otherwise provided by the terms of issue of the shares of that class) may, whether or not we are being wound up, be varied without the consent of the holders of the issued shares of that class where such variation is considered by our board of directors not to have a material adverse effect upon such rights; otherwise, any such variation shall be made only with the consent in writing of the holders of not less than two thirds of the issued shares of that class, or with the sanction of a resolution passed by a majority of not less than two thirds of the votes cast at a separate meeting of the holders of the shares of that class.
Also, except with respect to share capital, alterations to the Company’s Articles may only be made by special resolution of shareholders (requiring a two-thirds majority vote).

PART I	147	FORM 20-F

«Table of Contents

Amendment of Governing Documents
Under the Delaware General Corporation Law, a corporation’s certificate of incorporation may be amended only if adopted and declared advisable by the board of directors and approved by a majority of the outstanding shares entitled to vote, and the bylaws may be amended with the approval of a majority of the outstanding shares entitled to vote and may, if so provided in the certificate of incorporation, also be amended by the board of directors. Under Cayman Islands law, the Company’s Articles generally (and save for certain amendments to share capital) may only be amended by special resolution of shareholders (requiring a two-thirds majority vote).
C.Material Contracts
We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company,” “Item 5. Operating and Financial Review and Prospects,” “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” or elsewhere in this annual report.
D.Exchange Controls
There are no governmental laws, decrees, regulations or other legislation in the Cayman Islands that may affect the import or export of capital, including the availability of cash and cash equivalents for use by Company, or that may affect the remittance of dividends, interest, or other payments by Company to non-resident holders of Company Ordinary Shares. There is no limitation imposed by laws of Cayman Islands or in Company’s Articles on the right of non-residents to hold or vote the Ordinary Shares.
E.Taxation
U.S. Federal Income Tax Considerations
General
The following is a discussion of the U.S. federal income tax considerations generally applicable to the ownership and disposition of our Ordinary Shares and Warrants by U.S. Holders (as defined below). This discussion addresses only U.S. Holders that hold Ordinary Shares and Warrants as “capital assets” (generally, property held for investment) within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”), and assumes that any distributions made (or deemed made) by us on our securities and any consideration received (or deemed received) by a holder in consideration for the sale or other disposition of our securities will be in U.S. dollars. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to holders in light of their particular circumstances or status, including:
•the Sponsor or our officers or directors;
•banks, financial institutions or financial services entities;
•broker-dealers;
•taxpayers that are subject to the mark-to-market accounting rules;
•tax-exempt entities;
•governments or agencies or instrumentalities thereof;
•insurance companies;
•regulated investment companies or real estate investment trusts;
•expatriates or former long-term residents of the United States;
•persons that actually or constructively own five percent or more of our shares by vote or value;
•persons that acquired Ordinary Shares pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation or in connection with services;

PART I	148	FORM 20-F

«Table of Contents

•persons that hold Ordinary Shares as part of a straddle, constructive sale, hedging, conversion or other integrated or similar transaction; and
•persons whose functional currency is not the U.S. dollar.
This discussion is based on the Code, proposed, temporary and final Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax considerations described herein. This discussion does not address U.S. federal taxes other than those pertaining to U.S. federal income taxation (such as estate or gift taxes, the alternative minimum tax or the Medicare tax on net investment income), nor does it address any aspects of U.S. state or local or non-U.S. taxation.
We have not and do not intend to seek any rulings from the IRS regarding any of the U.S. federal income tax considerations described herein. There can be no assurance that the IRS will not take, or that a court would not sustain, any positions contrary to the considerations discussed below.
This discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold our securities through such entities. If a partnership (or any entity or arrangement so characterized for U.S. federal income tax purposes) holds our securities, the tax treatment of such partnership and a person treated as a partner of such partnership will generally depend on the status of the partner and the activities of the partnership. Partnerships holding any of our securities and persons that are treated as partners of such partnerships should consult their tax advisors.
EACH HOLDER SHOULD CONSULT ITS TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH HOLDER OF THE OWNERSHIP AND DISPOSITION OF OUR SECURITIES, INCLUDING THE APPLICABILITY AND EFFECTS OF U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX LAWS, AS WELL AS ANY APPLICABLE TAX TREATIES.
As used herein, a “U.S. Holder” means a beneficial owner of our Ordinary Shares or Warrants (as the case may be) who or that is for U.S. federal income tax purposes:
•a citizen or individual resident of the United States;
•a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia;
•an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
•a trust if (A) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (B) it has in effect under applicable U.S. Treasury regulations a valid election to be treated as a U.S. person.
PFIC Considerations
A foreign (i.e., non-U.S.) corporation will be a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes if at least 75% of its gross income in a taxable year of the foreign corporation, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income. Alternatively, a foreign corporation will be a PFIC if at least 50% of its assets in a taxable year, ordinarily determined based on fair market value and averaged quarterly over the year, including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and net gains from the disposition of passive assets.

PART I	149	FORM 20-F

«Table of Contents

Based on the market price of our Ordinary Shares and the composition of our assets (in particular the retention of a substantial amount of cash) during 2022, it is likely that we were a PFIC for our taxable year ended December 31, 2022. Depending upon the composition of our income and assets and the market price of our Ordinary Shares during our current and subsequent taxable years, we may be a PFIC for our current and subsequent taxable years. However, because PFIC status is a factual determination based on the income, assets and activities of the Company for the entire taxable year, and the market price of our Ordinary Shares (which is subject to fluctuation), it is not possible to determine whether we will be characterized as a PFIC for any given taxable year until after the close of the taxable year. In addition, it is possible that any subsidiary that we own may also be a PFIC for such taxable years.
Additionally, although a foreign corporation’s PFIC determination will be made annually, absent certain elections described below, a determination that the Company (or, if applicable, a predecessor entity) is or was a PFIC during the holding period of a U.S. Holder will continue to apply to subsequent years in which a U.S. Holder continues to hold shares in such entity (including a successor entity), whether or not such entity is a PFIC in those subsequent years.
The U.S. federal income tax rules that apply if we are treated as a PFIC are generally discussed below under “—PFIC Rules.”
Taxation of Dividends and Other Distributions on our Ordinary Shares
Subject to the PFIC rules discussed below, if we make a distribution of cash or other property to a U.S. Holder of Ordinary Shares, such distribution will generally be treated as a dividend for U.S. federal income tax purposes, to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles), and will be includible in the gross income of a U.S. Holder on the day actually or constructively received. Distributions in excess of such earnings and profits generally will be applied against and reduce the U.S. Holder’s basis in our Ordinary Shares (but not below zero) and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of our Ordinary Shares. We may not determine our earnings and profits on the basis of U.S. federal income tax principles, however, in which case any distribution paid by us will be treated as a dividend.
Dividends will be taxable to a corporate U.S. Holder at regular rates and will not be eligible for the dividends-received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. With respect to non-corporate U.S. Holders, dividends will generally be taxed at the preferential long-term capital gains rates only if (i) our Ordinary Shares are readily tradable on an established securities market in the United States or (ii) we are eligible for the benefits of an applicable income tax treaty, in each case provided we are not treated as a PFIC in the taxable year the dividend is paid or in the preceding taxable year and certain holding period and other requirements are met. As discussed above, it is likely that we were a PFIC for our taxable year ended December 31, 2022, and we may be a PFIC for our current taxable year U.S. Holders should consult their tax advisors regarding the availability of the lower rate for any dividends paid with respect to our Ordinary Shares.
Possible Constructive Distributions
The terms of each Warrant provide for an adjustment to the number of shares for which the Warrant may be exercised or to the exercise price of the Warrant in certain events. An adjustment which has the effect of preventing dilution generally is not taxable. However, the U.S. Holders of the Warrants would be treated as receiving a constructive distribution from us if, for example, the adjustment increases the Warrant holders’ proportionate interest in our assets or earnings and profits (e.g., through an increase in the number of Ordinary Shares that would be obtained upon exercise or through a decrease to the exercise price) as a result of a distribution of cash to the holders of our Ordinary Shares which is taxable to the holders of such Ordinary Shares as a distribution. Such constructive distribution would be subject to tax as if the U.S. Holders of the Warrants received a cash distribution from us equal to the fair market value of such increased interest.

PART I	150	FORM 20-F

«Table of Contents

Taxation on the Disposition of Ordinary Shares and Warrants
Subject to the PFIC rules discussed below, upon a sale or other taxable disposition of Ordinary Shares or Warrants, a U.S. Holder generally will recognize capital gain or loss. The amount of gain or loss recognized will generally be equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received in such disposition and (ii) the U.S. Holder’s adjusted tax basis in such Ordinary Shares or Warrants disposed of. A U.S. Holder’s adjusted tax basis in its Ordinary Shares or Warrants will generally equal the U.S. Holder’s acquisition cost reduced by any prior distributions treated as a return of capital. See “—Exercise, Lapse or Redemption of a Warrant” below for a discussion regarding a U.S. Holder’s basis in an Ordinary Share acquired pursuant to the exercise of a Warrant.
Under tax law currently in effect, long-term capital gains recognized by non-corporate U.S. Holders are generally subject to U.S. federal income tax at a reduced rate of tax. Capital gain or loss will constitute long-term capital gain or loss if the U.S. Holder’s holding period for such Ordinary Shares or Warrants exceeds one year. The deductibility of capital losses is subject to limitations.
Exercise, Lapse or Redemption of a Warrant
Subject to the PFIC rules and except as discussed below with respect to the cashless exercise of a Warrant, a U.S. Holder will generally not recognize gain or loss upon the exercise of a Warrant. An Ordinary Share acquired pursuant to the exercise of a Warrant for cash will generally have a tax basis equal to U.S. Holder’s tax basis in the Warrant, increased by the amount paid to exercise the Warrant. It is unclear whether a U.S. Holder’s holding period for the Ordinary Share will commence on the date of exercise of the Warrant or the day following the date of exercise of the Warrant, but in either case, the holding period will not include the period during which the U.S. Holder held the Warrant. If a Warrant is allowed to lapse unexercised, a U.S. Holder will generally recognize a capital loss equal to such holder’s tax basis in the Warrant.
The tax consequences of a cashless exercise of a Warrant are not clear under current U.S. federal income tax law. A cashless exercise may be tax-free, either because the exercise is not a realization event or because the exercise is treated as a “recapitalization” within the meaning of Section 368(a)(1)(E) of the Code. Although we expect a U.S. Holder’s cashless exercise of our Warrants (including after we provide notice of our intent to redeem Warrants for cash) to be treated as a recapitalization, a cashless exercise could alternatively be treated as a taxable exchange in which gain or loss would be recognized.
In either tax-free situation, a U.S. Holder’s tax basis in the Ordinary Shares received would generally equal the U.S. Holder’s tax basis in the Warrants exercised therefor. If the cashless exercise is not treated as a realization event, it is unclear whether a U.S. Holder’s holding period for the Ordinary Share will commence on the date of exercise of the Warrant or the day following the date of exercise of the Warrant. If the cashless exercise were treated as a recapitalization, the holding period of the Ordinary Shares would include the holding period of the Warrants exercised therefor.
It is also possible that a cashless exercise may be treated as a taxable exchange in which gain or loss would be recognized. In such event, a U.S. Holder could be deemed to have surrendered Warrants with an aggregate fair market value equal to the exercise price for the total number of Warrants to be exercised. Subject to the PFIC rules discussed below, the U.S. Holder would recognize capital gain or loss in an amount equal to the difference between the fair market value of the Warrants deemed surrendered and the U.S. Holder’s adjusted tax basis in such Warrants. In this case, a U.S. Holder’s adjusted tax basis in the Ordinary Shares received would equal the sum of the U.S. Holder’s initial investment in the Warrants exercised and the exercise price of such Warrants. It is unclear whether a U.S. Holder’s holding period for the Ordinary Shares would commence on the date of exercise of the Warrants or the day following the date of exercise of the Warrants.
Because of the absence of authority on the U.S. federal income tax treatment of a cashless exercise, there can be no assurance which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. Holders should consult their tax advisors regarding the tax consequences of a cashless exercise.

PART I	151	FORM 20-F

«Table of Contents

Subject to the PFIC rules described below, if we redeem Warrants for cash pursuant to the redemption provisions described in the section of this annual report entitled “Item 3. Key Information—D. Risk Factors—Risks Related to Our Ordinary Shares—We may redeem your unexpired Warrants prior to their exercise at a time that is disadvantageous to you, thereby making your Warrants worthless” or if we purchase warrants in an open market transaction, such redemption or purchase will generally be treated as a taxable disposition to the U.S. Holder, taxed as described above under “—Taxation on the Disposition of Ordinary Shares and Warrants.”
PFIC Rules
If (i) the Company is determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of Ordinary Shares or Warrants and (ii) the U.S. Holder did not make a timely and effective qualified electing fund (“QEF”) election for the first year in its holding period in which the Company (or, if applicable, a predecessor entity) is a PFIC (such taxable year as it relates to a U.S. Holder, the “First PFIC Holding Year”), a QEF election along with a purging election, or a mark-to-market election, each as described below, such U.S. Holder will generally be subject to special rules with respect to:
•any gain recognized by the U.S. Holder on the sale or other disposition of its Ordinary Shares or Warrants; and
•any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the Ordinary Shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the Ordinary Shares).
•Under these rules,
•the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the Ordinary Shares or Warrants;
•the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of our first taxable year in which we are a PFIC, will be taxed as ordinary income;
•the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and
•an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the U.S. Holder with respect to the tax attributable to each such other taxable year of the U.S. Holder.
A U.S. Holder that owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. Holder may be required to file an IRS Form 8621 (whether or not the U.S. Holder makes one or more of the elections described below with respect to such shares) with such U.S. Holder’s U.S. federal income tax return and provide such other information as may be required by the U.S. Treasury Department.
ALL U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE EFFECTS OF THE PFIC RULES ON THE OWNERSHIP OR DISPOSITION OF ORDINARY SHARES AND WARRANTS, INCLUDING THE IMPACT OF ANY PROPOSED OR FINAL TREASURY REGULATIONS.
QEF Election, Mark-to-Market Election and Purging Election
In general, if the Company is determined to be a PFIC, a U.S. Holder may avoid the adverse PFIC tax consequences described above in respect of the Ordinary Shares by making a timely and valid QEF election under Section 1295 of the Code for such holder’s First PFIC Holding Year (if eligible to do so) to include in income its pro rata share of our net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the taxable year of the U.S. Holder in which or with which our taxable year ends. In order to comply with the requirements of a QEF election, a U.S. Holder must receive a PFIC Annual Information Statement from the Company. If we determine the Company is a PFIC for any taxable year, we may endeavor to provide to a U.S. Holder such information as the IRS may require, including a PFIC Annual Information Statement, in order to enable the U.S. Holder to make and maintain a QEF Election. However, there is no assurance that we will so endeavor, or that we will have timely knowledge of our status as a PFIC in the future or of the required information to be provided.

PART I	152	FORM 20-F

«Table of Contents

A U.S. Holder may not make a QEF election with respect to its Warrants to acquire our Ordinary Shares. As a result, if a U.S. Holder sells or otherwise disposes of such Warrants (other than upon exercise of such Warrants), any gain recognized will generally be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above, if we were a PFIC at any time during the period the U.S. Holder held the Warrants. If a U.S. Holder that exercises such Warrants properly makes a QEF election with respect to the newly acquired Ordinary Shares (or has previously made a QEF election with respect to our Ordinary Shares), the QEF election will apply to the newly acquired Ordinary Shares, but the adverse tax consequences relating to PFIC shares, adjusted to take into account the current income inclusions resulting from the QEF election, will continue to apply with respect to such newly acquired Ordinary Shares (which will generally be deemed to have a holding period for purposes of the PFIC rules that includes the period the U.S. Holder held the Warrants), unless the U.S. Holder makes a purging election. Under one type of purging election, the U.S. Holder will be deemed to have sold such shares at their fair market value on the last day of the last year in which the Company is treated as a PFIC, and any gain recognized on such deemed sale will be treated as an excess distribution, as described above. As a result of this election, the U.S. Holder will have additional basis (to the extent of any gain recognized in the deemed sale) and, solely for purposes of the PFIC rules, a new holding period in such holder’s Ordinary Shares. U.S. Holders should consult their tax advisors regarding the application of the purging elections rules to their particular circumstances.
If a U.S. Holder has made a QEF election with respect to our Ordinary Shares, and the special tax and interest charge rules do not apply to such shares (because of a timely QEF election for such holder’s First PFIC Holding Year or a purge of the PFIC taint pursuant to a purging election, as described above), any gain recognized on the sale of our Ordinary Shares will generally be taxable as capital gain and no interest charge will be imposed under the PFIC rules. U.S. Holders of a QEF are currently taxed on their pro rata shares of its earnings and profits, whether or not distributed. Any subsequent distribution of such earnings and profits that were previously included in income generally should not be taxable as a dividend to such U.S. Holders. The tax basis of a U.S. Holder’s shares in a QEF will be increased by amounts that are included in income, and decreased by amounts distributed but not taxed as dividends, under the above rules. Such U.S. Holder will not be subject to the QEF inclusion regime with respect to such shares for any taxable year of us that ends within or with a taxable year of the U.S. Holder and in which we are not a PFIC. On the other hand, if the QEF election is not effective for each of our taxable years in which we are a PFIC and the U.S. Holder holds (or is deemed to hold) our Ordinary Shares, the PFIC rules discussed above will continue to apply to such shares unless the holder makes a purging election, as described above, and pays the tax and interest charge with respect to the gain inherent in such shares attributable to the pre-QEF election period.
The QEF election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS. A U.S. Holder generally makes a QEF election by attaching a completed IRS Form 8621 (Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund), including the information provided in a PFIC Annual Information Statement, to a timely filed U.S. federal income tax return for the tax year to which the election relates. Retroactive QEF elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS. U.S. Holders should consult their tax advisors regarding the availability and tax consequences of a retroactive QEF election under their particular circumstances.
Alternatively, if a U.S. Holder, at the close of its taxable year, owns (or is deemed to own) shares in a PFIC that are treated as marketable shares, the U.S. Holder may make a mark-to-market election with respect to such shares for such taxable year. If the U.S. Holder makes a valid mark-to-market election for such holder’s First PFIC Holding Year, such holder will generally not be subject to the adverse PFIC consequences described above in respect of its Ordinary Shares as long as such shares continue to be treated as marketable shares. Instead, the U.S. Holder will generally include as ordinary income for each year in its holding period that the Company is treated as a PFIC the excess, if any, of the fair market value of its ordinary shares at the end of its taxable year over the adjusted basis in its Ordinary Shares. The U.S. Holder also will be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of its Ordinary Shares over the fair market value of its Ordinary Shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s basis in its Ordinary Shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of the Ordinary Shares in a taxable year in which the Company is treated as a PFIC will be treated as ordinary income. Special tax rules may also apply if a U.S. Holder makes a mark-to-market election for a taxable year after such holder’s First PFIC Holding Year.

PART I	153	FORM 20-F

«Table of Contents

The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission, including the Nasdaq. U.S. Holders should consult their tax advisors regarding the availability and tax consequences of a mark-to-market election in respect of Ordinary Shares under their particular circumstances.
If the Company is a PFIC and, at any time, has a foreign subsidiary that is classified as a PFIC, U.S. Holders would generally be deemed to own a portion of the shares of such lower-tier PFIC, and could generally incur liability for the deferred tax and interest charge described above if the Company receives a distribution from, or disposes of all or part of its interest in, the lower-tier PFIC or the U.S. Holders otherwise were deemed to have disposed of an interest in the lower-tier PFIC. A mark-to-market election would not be available with respect to such lower-tier PFIC. U.S. Holders should consult their tax advisors regarding the tax issues raised by lower-tier PFICs.
The rules dealing with PFICs and with the QEF and mark-to-market elections are complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of our Ordinary Shares or Warrants should consult their tax advisors concerning the application of the PFIC rules to our Ordinary Shares or Warrants in light of their particular circumstances.
Cayman Islands Tax Considerations
The following summary contains a description of certain Cayman Islands income tax consequences of the acquisition, ownership and disposition of Ordinary Shares, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase Ordinary Shares. The summary is based upon the tax laws of Cayman Islands and regulations thereunder as of the date hereof, which are subject to change.
Prospective investors should consult their professional advisers on the possible tax consequences of buying, holding or selling any shares under the laws of their country of citizenship, residence or domicile.
The following is a discussion on certain Cayman Islands income tax consequences of an investment in the Ordinary Shares. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law.
Under Existing Cayman Islands Laws:
Payments of dividends and capital in respect of Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of interest and principal or a dividend or capital to any holder of Ordinary Shares, as the case may be, nor will gains derived from the disposal of the Ordinary Shares be subject to Cayman Islands income or corporation tax. The Cayman Islands currently have no income, corporation or capital gains tax and no estate duty, inheritance tax or gift tax.
No stamp duty is payable in respect of the issue of Ordinary Shares or on an instrument of transfer in respect of Ordinary Shares.
We have been incorporated under the laws of the Cayman Islands as an exempted company with limited liability and, as such, have obtained an undertaking from the Governor in Cabinet of the Cayman Islands in the following form:
The Tax Concessions Law
Undertaking as to Tax Concessions
In accordance with section 6 of the Tax Concessions Act (As Revised) of the Cayman Islands, the Governor in Cabinet of the Cayman Islands has undertaken with the Company that:
•no law which is thereafter enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to the Company or its operations; and
•in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable:
•on or in respect of the shares, debentures or other obligations of the Company; or
•by way of the withholding in whole or in part of any relevant payment as defined in the Tax Concessions Act.

PART I	154	FORM 20-F

«Table of Contents

The concessions apply for a period of twenty years from January 7, 2022.
The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to the Company levied by the Government of the Cayman Islands save certain stamp duties which may be applicable, from time to time, on certain instruments executed in or brought within the jurisdiction of the Cayman Islands.
F.Dividends and Paying Agents
Not applicable.
G.Statement by Experts
Not applicable.
H.Documents on Display
We are subject to certain of the informational filing requirements of the Exchange Act. Since we are a “foreign private issuer,” we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our shares. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC an annual report containing financial statements audited by an independent accounting firm. We may, but are not required, to furnish to the SEC, on Form 6-K, unaudited financial information after each of our first three fiscal quarters. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that we file with or furnish electronically with the SEC. You may read and copy any report or document we file, including the exhibits, at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.
I.Subsidiary Information
Not applicable.
J. Annual Report to Security Holders
Not applicable.
ITEM 11.QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
We are exposed to market risks in the ordinary course of our business, including credit risk, liquidity risk, the effects of changes in interest rates and foreign currency fluctuations. Information relating to quantitative and qualitative disclosures about these market risks is described below and in note 24 to our audited annual consolidated financial statements for the years ended December 31, 2022, 2021 and 2020 included elsewhere in this annual report.
Foreign Exchange Risk
Foreign exchange risk arises from the possibility that changes in exchange rates will affect the values of the financial assets and liabilities denominated in foreign currencies against the Brazilian real, which is our functional currency, in case we do not hedge the currency exposure by hedging instruments.
We have operations internationally that are denominated in foreign currencies. This exposure to foreign exchange variation is primarily related to fluctuations between the Brazilian real and the U.S. dollar, the Colombian peso and the Mexican peso. Our subsidiaries outside of Brazil use their local currency as their functional currency.

PART I	155	FORM 20-F

«Table of Contents

The following table shows the balance of our trade receivables, net and trade and other payables denominated in foreign currency and translated into Brazilian reais as of the dates indicated:

	As of December 31,
	2022			2021
	COP	MXN	USD	COP	MXN	USD
	(in R$ millions)
Trade receivables, net	2.1	11.9	—	2.4	3.1	—
Trade and other payables	(0.6)	(10.1)	(44.1)	(0.5)	(4.3)	(7.6)
Moreover, as part of our core business, we purchase third-party software licenses from suppliers located outside of Brazil, most of which are denominated and payable in U.S. dollars, for resale to customers located in Brazil and elsewhere outside the United States. Accordingly, although the prices we charge our customers for these licenses in Brazil are denominated in reais, these prices are linked to the U.S. dollar with the objective to incorporate conservative foreign exchange estimates and projections in our pricing model. In this way, we believe our business provides a built-in hedge in relation to foreign exchange exposure, as we have been historically able to largely offset our U.S.-dollar denominated costs via corresponding revenue streams linked to the U.S.-dollar. Our policy to only purchase software licenses from a third-party once we have a firm commitment from a customer reinforces this natural hedge, as we are able to price our contracts with customers for resale substantially concurrently with our purchase orders with third-party suppliers/licensors, thus limiting the window of foreign exchange exposure. The licenses we purchase for our customers in Colombia and Mexico are purchased and resold in U.S. dollars, not in local currency. For additional information, see “—Description of Principal Line Items—Revenues—Third-party software.”
We recognize foreign exchange gains and losses arising from exchange rate variation during the period between the date we sign a purchase order for a software license and the date we actually pay for such third-party software licenses that we acquire for resale. Our exposure to foreign exchange rate variation for each purchase is 90 days on average, as we typically have approximately three months to deliver payment once we finalize a purchase order. However, we have the flexibility to pay our suppliers prior to the payment due date in case we project or expect a significant currency fluctuation that is not favorable to us.
For the year ended December 31, 2022, we recorded net foreign exchange gains in profit before income tax in the amount of R$ 3.5 million. For the years ended December 31, 2021 and 2020, we recorded net foreign exchange losses in profit before income tax in the amount of R$4.0 million and R$1.1 million, respectively.
We performed a sensitivity analysis regarding our exposure to the foreign exchange risk as of December 31, 2022 and 2021. For this analysis, we estimated an increase or decrease in the current interest rate by 10%. As a result, the balance of trade receivables, net and trade and other payables denominated in foreign currency would be impacted as follows:

	As of December 31,
	2022			2021
	COP	MXN	USD	COP	MXN	USD
	(in R$ millions)
Increase in exchange rate in 10%	1.8	1.9	(48.5)	2.4	(1.4)	(8.4)
Decrease in exchange rate in 10%	1.4	1.6	(39.7)	1.7	(1.1)	(6.9)
Notwithstanding the above, despite the built-in hedge that is inherent to operations, from time to time, we may elect to enter into derivative transactions, including currency swaps and non-deliverable forwards transactions, to hedge our exposure originated by the resale of software licenses. At this juncture, we do not hedge our foreign exchange exposure relating to either our U.S.-dollar denominated third-party software licensing costs or our international operations in Colombia, Mexico and the United States. As a result, our financial statements may present gains or losses due to translation effects relating to the financial statements of our subsidiaries, particularly as these operations become more relevant.

PART I	156	FORM 20-F

«Table of Contents

In addition, we entered into U.S. dollar-denominated and Euro-denominated loans in the years ended December 31, 2022 and 2021, with an aggregate balance of R$ 21.0 million as of December 31, 2022. To mitigate our exchange rate exposure, we have entered into derivative financial transactions with financial institutions to hedge against the fluctuation of the Euro/real and U.S. dollar/real exchange rates and link our principal and interest to a fixed rate or the CDI rate. For the year ended December 31, 2022, we recorded losses of R$3.5 million in connection with derivative financial instruments entered into to hedge against the fluctuation of the Euro/real and U.S. dollar/real exchange rates. For the year ended December 31, 2021, we recorded profit of R$1.3 million in connection with such derivative financial instruments. For the year ended December 31, 2021, we recorded profit of R$1.3 million in connection with derivative financial instruments.
Furthermore, the depreciation of the Brazilian real (or, in the case of our Mexican and Colombian operations, the peso of each country) against relevant foreign currencies may lead to a decrease in our domestic revenues from our third-party software business given that our customers may decide to reduce their spending indexed or linked to foreign currencies. On the other hand, the depreciation of the Brazilian real (or, in the case of our Mexican and Colombian operations, the peso of each country) against relevant foreign currencies may lead to an increase in domestic revenues from our proprietary SaaS business, the pricing of which is not linked to the U.S. dollar variation.
We do not consider our foreign exchange exposure to be material given that it is either hedged or it has a similar and offsetting impact on both our revenues and costs.
Interest Rate Risk
The interest risk arises from the possibility of us incurring losses due to fluctuations in interest rates in respect of fair value of future cash flows of a financial instrument.
Our main exposure to interest rate risk is related to loans and borrowings payable subject to variable interest rate, principally the CDI rate. Our investments are made for capital preservation purposes and we do not enter into investments for trading or speculative purposes. Our trade receivables, accounts payable and other liabilities do not bear interest.
As of December 31, 2022, we had R$78.7 million in outstanding loans and borrowings (R$146.6 million as of December 31, 2021). As of December 31, 2022, approximately 4.0% of our loans and borrowings were subject to floating interest rates, particularly the CDI rate (approximately 68.7% as of December 31, 2021), with the remaining of our then outstanding borrowings accruing interest at fixed interest rates.
We performed a sensitivity analysis regarding our exposure to the interest rate risk as of December 31, 2022. For this analysis, we estimated an increase or decrease in the current interest rate by 10%. As a result, our financial expenses would be impacted as follows:

	Interest	Amount as of December 31,	Basic interest rate shock
(in R$ millions)	Rate Risk	2022	+10%	(10)%

Loans and financing	CDI	3.1	2.9	(2.9)
The analysis above includes one U.S. dollar-denominated loan and one Euro-denominated loan swapped to CDI in reais.
Liquidity Risk
Liquidity risk is the risk that we may not have sufficient cash or other assets to meet our obligations under our financial liabilities on their respective maturity dates. Our approach to managing liquidity risk is to ensure, to the greatest extent possible, that we maintain sufficient liquidity to meet our liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses.

PART I	157	FORM 20-F

«Table of Contents

Our finance department is responsible for managing our cash surplus and any cash required for working capital purposes. As of December 31, 2022, we had investments in fixed income and certificates of banking deposits (Certificados de Depósito Bancário) of R$ 277.7 million (R$35.8 million as of December 31, 2021) that are expected to generate cash inflows promptly to address any potential liquidity issues.
Credit Risk
Credit risk is the risk of financial loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations. We are exposed to credit risk primarily in respect of our cash and cash equivalents, deposits in banks and other financial institutions, as well as credit exposures to clients, including accounts receivable and committed transactions. If customers are classified by an independent agency, these classifications are used. If there is no independent rating, the credit analysis area evaluates the credit quality of the customer, taking into account their financial position, past experience and other factors. Individual risk limits are determined on the basis of internal or external classifications according to the limits determined by our board of directors. The use of credit limits is monitored regularly.
No credit limit was exceeded during the year ended December 31, 2022 and the years ended December 31, 2021 and 2020, and we do not expect any loss arising from default stems from these counterparties higher than the amount already provisioned.
A default on a financial asset is when the counterparty fails to make contractual payments within 60 days of when they fall due.
ITEM 12.DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
A.Debt Securities
Not applicable.
B.Warrants and Rights
There are currently outstanding an aggregate of 11,499,984 Public Warrants. The Public Warrants, which entitle the holder to purchase one Ordinary Share at an exercise price of $11.50 per share (“Exercise Price”), became exercisable on September 2, 2022, which is 30 days after the completion of the Business Combination. The Public Warrants will expire on August 3, 2027 (i.e., five years after the completion of the Business Combination) or earlier upon redemption or liquidation in accordance with their terms.
Upon the completion of the Business Combination, there were also 7,000,000 Private Warrants held by the Sponsor (before the distribution from the Sponsor to its members in connection with the Closing). The Private Warrants are identical to the Public Warrants in all material respects, except that the Private Warrants, so long as they are held by the Sponsor or its permitted transferees, (i) will not be redeemable by us, (ii) may be exercised by the holders on a cashless basis and (iii) are entitled to registration rights. Private Warrants that are transferred to persons other than permitted transferees shall upon such transfer cease to be Private Warrants and shall become Public Warrants.
C.Other Securities
Not applicable.
D.American Depositary Shares
Not applicable.

PART I	158	FORM 20-F

«Table of Contents

PART II
ITEM 13.DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14.MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
None.
ITEM 15.CONTROLS AND PROCEDURES
A.Disclosure Controls and Procedures
We have evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of December 31, 2022. “Disclosure controls and procedures” as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act means controls and procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms. Disclosure controls and procedures include, without limitations, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to its management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.
Based upon the evaluation of our disclosure controls and procedures as of December 31, 2022, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective as of December 31, 2022. Notwithstanding the identified material weaknesses, the CEO and CFO have concluded that the consolidated financial statements in this Annual Report on Form 20-F fairly present, in all material respects, our financial condition, results of operations and cash flows for the periods presented.
Material Weaknesses Identified
Prior to the Business Combination, we were a private company with limited accounting resources and processes to address our internal control over financial reporting and procedures and SEC requirements. As part of the preparation of our financial statements in connection with the Business Combination, our management reported material weaknesses in our internal control over financial reporting initially identified in connection with the preparation of financial statements for the year ended on December 31, 2021.
Since our initial identification of these material weaknesses and particularly following the consummation of the Business Combination, we have worked to improve our internal controls and, to this end, have implemented a remediation plan to address these material weaknesses, as described under "—Remediation Activities and Plans" below. Notwithstanding, our management continues to report material weaknesses in our internal control over financial reporting in connection with the preparation of financial statements for the year ended on December 31, 2022.

PART II	159	FORM 20-F

«Table of Contents

These material weaknesses related to (i) lack of an effective control environment with formal standards, processes and structure to provide the basis for carrying out internal control activities across the organization, (ii) lack of an effective risk assessment process for identifying and assessing risks for the achievement of financial reporting objectives, (iii) lack of formal controls related to the governance and structure to manage and control system access to in-scope application systems, changes to programs and segregation of duties around the critical elements of our financial reporting processes, (iv) insufficient accounting personnel with technical accounting knowledge and experience, including to implement formal controls and procedures within the financial reporting process, specifically related to the maintenance of proper accounting records, review and approval of journal entries and compliance with the designed accounting policies, which could impact the process of the consolidation, preparation and disclosure of the financial statements; and (v) failure to implement formal controls for accounting complex transactions, including those related to the revenue recognition, intangible assets capitalization and significant and unusual transactions in compliance with the designed accounting policies.
Remediation Activities and Plans
Although our management has not completed an assessment on the effectiveness of our internal control over financial reporting as we are not required to assess and report on the effectiveness of our internal controls over financial reporting until our annual report on Form 20-F for the year ending December 31, 2023, the Company established an action plan and continues to execute this plan.
We are in the process of designing and implementing measures to improve our internal control over financial reporting to remediate the material weaknesses that have we identified, including (i) the strengthening of our corporate governance structure and practices, (ii) reinforcing our recruitment efforts to attract qualified personnel, (iii) improving our staff training programs related to SEC requirements, the Sarbanes-Oxley Act and the guidelines of COSO’s Internal Control Integrated Framework, among other instructions areas, (iv) implementing new policies and procedures to standardize relevant processes, and (v) enhancing our internal recordkeeping including in relation to General IT Controls (“GITC”).
Since initially identifying the material weaknesses, we have improved our internal control environment in the following ways:
(i)    Management hired certain qualified personnel and improved our staff training program related to SEC requirements, the Sarbanes-Oxley Act, and the guidelines of COSO’s Internal Control Integrated Framework, among other instructions areas.
(ii)    Management strengthened the application of critical accounting policies and implemented new critical accounting policies to support the financial reporting and disclosure as of December 31, 2022.
(iii)    Management strengthened its corporate governance bodies, including the Board of Directors, Board of Directors’ Committees (Audit Committee, Compensation Committee, Nominating and Corporate Governance Committee) and executive committees to oversee, among other responsibilities, the effectiveness of our internal control over financial reporting (“ICFR”) process and financial reporting objectives.
In addition, we are in the process of implementing a new ERP System with the main purpose to improve and integrate our internal flow of information and reduce manual activities performed by us as part of our ICFR process. We also hired an external technical advisor to assist management with its SOX compliance journey, including testing the design and implementation of the controls established as part of our remediation plan.
B.Management’s Annual Report on Internal Control Over Financial Reporting
This annual report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of SEC for newly public companies.
C.Attestation Report of the Registered Public Accounting Firm
This annual report does not include an attestation report of our registered public accounting firm due to a transition period established by rules of the SEC for emerging growth companies.

PART II	160	FORM 20-F

«Table of Contents

D.Changes in Internal Control Over Financial Reporting
Other than as set forth above under “—A. Disclosure Controls and Procedures—Remediation Activities and Plans” there were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that occurred during the period covered by this annual report that materially affected, or are reasonably likely to materially affect, internal control over financial reporting.
ITEM 16.[RESERVED]
ITEM 16A.AUDIT COMMITTEE FINANCIAL EXPERT
Our audit committee consists of Alexandre Villlela, Dorival Dourado Júnior and Rafael Steinhauser, with Mr. Dourado serving as the chair of the committee. Mr. Vilella satisfies the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. Each of Mr. Villlela, Mr. Dourado and Mr. Steinhauser satisfies the requirements for an “independent director” within the meaning of the Nasdaq listing rules and the criteria for independence set forth in Rule 10A-3 of the Exchange Act. For more information on our audit committee, see “Item 6. Directors, Senior Management and Employees—C. Board Practices—Board Committees—Audit Committee.”
ITEM 16B.CODE OF ETHICS
We have adopted a code of business conduct (the “code of business conduct”) that applies to all directors, executive officers and employees. Our code of business conduct is a “code of ethics,” as defined in Item 406(b) of Regulation S-K. Copies of the code of business conduct and charters for each of our board committees will be provided without charge upon request from us and are available on our website. We will make any legally required disclosures regarding amendments to, or waivers of, provisions of our code of ethics on our Internet website. Information contained on our website is not incorporated by reference into this annual report, and investors should not consider information contained on our website to be part of this annual report.
ITEM 16C.PRINCIPAL ACCOUNTANT FEES AND SERVICES
Audit and Non-Audit Fees
The following table sets forth the fees billed to us by our independent registered public accounting firm during the years ended December 31, 2022 and 2021. Our independent registered public accounting firm was PricewaterhouseCoopers Auditores Independentes Ltda.

	Year Ended December 31,
	2022	2021
	(in R$ millions)
Audit fees	6.4	3.1
Audit-related fees	—	—
Tax fees	—	—
All other fees	—	—
Total fees	6.4	3.1
Audit Fees
Audit fees are fees billed for professional services rendered by the principal accountant for the audit of the registrant’s annual combined financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years. It includes the audit of our financial statements, interim reviews and other services that generally only the independent accountant reasonably can provide, such as comfort letters, statutory audits, consents and assistance with and review of documents filed with the SEC.

PART II	161	FORM 20-F

«Table of Contents

Audit-Related Fees
Audit-related fees are fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and not reported under the previous category. These services would include, among others: accounting consultations and audits in connection with acquisitions, internal control reviews, attest services that are not required by statute or regulation and consultation concerning financial accounting and reporting standards.
Tax Fees
Tax fees are fees billed for professional services for tax compliance, tax advice and tax planning.
All Other Fees
This item comprises the aggregate fees billed for products and services provided by the principal accountant, other than the services reported in the previous items.
Pursuant to the audit committee charter, our audit committee must pre-approve all audit and non-audit services provided by external auditors.
Audit Committee Pre-Approval Policies and Procedures
Our audit committee must pre-approve our engagement of audit or non-audit services provided by our independent registered public accounting firm in accordance with the audit committee policy. All of the services described above were approved in accordance with such policy.
ITEM 16D.EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Foreign Private Issuer Exemptions.”
ITEM 16E.PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Period	(a) Total Number of Shares (or Units) Purchased	(b) Average Price Paid per Share (or Units)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs

December 2022 (12/6/22 - 12/30/22)	112,000	0.85	112,000	$4,904,604.26
January 2023 (01/04/23 - 01/31/23)	142,730	1.33	142,730	$4,715,002.49
February 2023 (02/01/23 - 28/02/23)	390,922	2.32	390,922	$3,809,216.78
March 2023 (03/01/23 - 03/31/23)	746,822	4.21	746,822	$5,668,089.00
On November 29, 2022, our board of directors authorized a program to repurchase up to $5 million of our Ordinary Shares over a period of one year. On March 29, 2023, our board of directors authorized an increase in the repurchase amount of the program, from $5 million to a total of up to $10 million. Repurchases may be effected through open market purchases or privately negotiated transactions, in accordance with applicable securities laws and regulations. The timing and amount of Ordinary Shares repurchases made pursuant to the repurchase program are subject to various factors, including, but not limited to, the Ordinary Shares trading price, regulatory requirements, credit agreement covenants, general market conditions and alternative uses of capital.
The programs does not require us to acquire any particular amount of Ordinary Shares at a specific time or price, and repurchases can be discontinued at any time without notice.

PART II	162	FORM 20-F

«Table of Contents

ITEM 16F.CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
On October 8, 2021, Semantix approved the engagement of PricewaterhouseCoopers Auditores Independents Ltda. as Semantix’s independent registered public accounting firm to audit the consolidated financial statements for Semantix as of December 31, 2020, December 31, 2019 and January 1, 2019 and for each of the two fiscal years in the period ended December 31, 2020 in accordance with IFRS and PCAOB standards. KPMG Auditores Independentes Ltda. was dismissed on September 21, 2021. The disclosures required by Item 16F of Form 20-F were previously reported as that term is defined in Rule 12b-2 under the Exchange Act in connection with the Company’s Registration Statement on Form F-4 (No. 333-262552).
ITEM 16G.CORPORATE GOVERNANCE
See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Foreign Private Issuer Exemptions.”
ITEM 16H.MINE SAFETY DISCLOSURE
Not applicable.
ITEM 16I.DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.
ITEM 16J.INSIDER TRADING POLICIES
Not applicable.

PART II	163	FORM 20-F

«Table of Contents

PART III
ITEM 17.FINANCIAL STATEMENTS
We have elected to provide financial statements pursuant to Item 18.
ITEM 18.FINANCIAL STATEMENTS
See our consolidated financial statements beginning at page F-1.
ITEM 19.EXHIBITS

EXHIBIT #	DESCRIPTION

1.1	Amended and Restated Memorandum and Articles of Association of the Company (incorporated by reference to Exhibit 1.1 to the Shell Company Report on Form 20-F filed with the SEC on August 9, 2022).

2.1
Warrant Agreement, dated as of February 18, 2021, by and between Alpha Capital Acquisition Company and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 to Alpha Capital Acquisition Company’s Current Report on Form 8-K filed with the SEC on February 24, 2021).

2.2*	Description of Securities registered under Section 12 of the Exchange Act.

4.1#
Business Combination Agreement, dated as of November 16, 2021, by and among Alpha Capital Acquisition Company, the Company, Alpha Merger Sub I Company, Alpha Merger Sub II Company, Alpha Merger Sub III Company and Semantix Tecnologia em Sistema de Informação S.A. (incorporated by reference to Annex A to the proxy statement/prospectus to the Registration Statement on Form F-4 (File. No. 333-262552), filed with the SEC on July 8, 2022).

4.2
Form of Plan of Merger, by and between Alpha Capital Acquisition Company and Alpha Merger Sub I Company (incorporated by reference to Annex B to the proxy statement/prospectus to the Registration Statement on Form F-4 (File. No. 333-262552), filed with the SEC on July 8, 2022).

4.3
First Amendment to the Business Combination Agreement, dated as of April 13, 2022, by and among Alpha Capital Acquisition Company, the Company, Alpha Merger Sub I Company, Alpha Merger Sub II Company, Alpha Merger Sub III Company and Semantix Tecnologia em Sistema de Informação S.A. (incorporated by reference to Exhibit 2.3 to the Registration Statement on Form F-4 (File. No. 333-262552), filed with the SEC on July 8, 2022).

4.4
Second Amendment to the Business Combination Agreement, dated as of August 1, 2022, by and among Alpha Capital Acquisition Company, the Company, Alpha Merger Sub I Company, Alpha Merger Sub II Company, Alpha Merger Sub III Company and Semantix Tecnologia em Sistema de Informação S.A. (incorporated by reference to Exhibit 2.1 to Alpha Capital Acquisition Company’s Current Report on Form 8-K filed with the SEC on August 1, 2022).

4.5#
Voting and Support Agreement, dated as of November 16, 2021, by and among the Company, Alpha Capital Acquisition Company, Semantix Tecnologia em Sistema de Informação S.A. and certain of the Semantix shareholders and optionholders (incorporated by reference to Annex D to the proxy statement/prospectus to the Registration Statement on Form F-4 (File. No. 333-262552), filed with the SEC on July 8, 2022).

4.6#
Lock-up Agreement, dated as of November 16, 2021, by and among the Company, Alpha Capital Acquisition Company and the Semantix shareholders (incorporated by reference to Annex E to the proxy statement/prospectus to the Registration Statement on Form F-4 (File. No. 333-262552), filed with the SEC on July 8, 2022).

4.7
Form of Subscription Agreement, by and between Alpha Capital Acquisition Company and the undersigned subscriber party thereto (incorporated by reference to Annex F to the proxy statement/prospectus to the Registration Statement on Form F-4 (File. No. 333-262552), filed with the SEC on July 8, 2022).

4.8
Shareholder Non-Redemption Agreement, dated as of November 16, 2021, by and between Alpha Capital Acquisition Company and a certain shareholder of Alpha Capital Acquisition Company (incorporated by reference to Annex G to the proxy statement/prospectus to the Registration Statement on Form F-4 (File. No. 333-262552), filed with the SEC on July 8, 2022).

4.9
Sponsor Letter Agreement, dated as of November 16, 2021, by and among Alpha Capital Sponsor LLC, Alpha Capital Acquisition Company, the Company and Semantix Tecnologia em Sistema de Informação S.A. (incorporated by reference to Annex H to the proxy statement/prospectus to the Registration Statement on Form F-4 (File. No. 333-262552), filed with the SEC on July 8, 2022).

PART III	164	FORM 20-F

«Table of Contents

EXHIBIT #	DESCRIPTION

4.10
Second Amended and Restated Shareholders Agreement, dated as of August 1, 2022, by and among the Company, Alpha Capital Sponsor LLC and certain shareholders of Semantix Tecnologia em Sistema de Informação S.A. (incorporated by reference to Exhibit 10.6 to the Registration Statement on Form F-1 (File. No. 333-267040), filed with the SEC on November 16, 2022).

4.11#
Exchange Agreement, dated as of November 17, 2021, by and among the Company, Alpha Capital Acquisition Company, Semantix Tecnologia em Sistema de Informação S.A., the Semantix shareholders and the Semantix optionholders (incorporated by reference to Annex J to the proxy statement/prospectus to the Registration Statement on Form F-4 (File. No. 333-262552), filed with the SEC on July 8, 2022).

4.12**
Amended and Restated Registration Rights Agreement, dated as of August 3, 2022, by and among the Company, Alpha Capital Sponsor LLC and certain shareholders of Semantix Tecnologia em Sistema de Informação S.A. listed as “Holders” thereto (incorporated by reference to Annex 10.8 to the Registration Statement on Form F-1 (File. No. 333-267040), filed with the SEC on November 16, 2022)

4.13#
Shareholders Agreement, dated as of May 26, 2021, by and among Tradimus Consultoria e Serviços em T.I. Ltda., Semantix Participações S.A. and Excella Gestão de Saúde Populacional Ltda. (incorporated by reference to Exhibit 10.29 to the Registration Statement on Form F-4 (File. No. 333-262552), filed with the SEC on July 8, 2022).

4.14†
Alpha Capital Holdco Company 2022 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.9 to the Registration Statement on Form F-1 (File. No. 333-267040), filed with the SEC on November 16, 2022).

4.15
Form of Indemnity Agreement between the Company and each member of the board of directors and senior management of the Company (incorporated by reference to Exhibit 10.10 to the Registration Statement on Form F-1 (File. No. 333-267040), filed with the SEC on November 16, 2022).

8.1*	List of subsidiaries of the Company.

12.1*	Certification of the Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act.

12.2*	Certification of the Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act.

13.1*	Certification of the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act.

13.2*	Certification of the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act.

15.1*	Consent of PricewaterhouseCoopers Auditores Independentes Ltda.

101.INS*	Inline XBRL Instance Document-this instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*	Filed herewith.
†	Indicates a management contract or any compensatory plan, contract or arrangement.
#	Portions of this exhibit have been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K on the basis that the Company customarily and actually treats that information as private or confidential and the omitted information is not material.

PART III	165	FORM 20-F

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F on its behalf.

SEMANTIX, INC.
Date: April 28, 2023

By:	/s/ Leonardo dos Santos Poça D’Água
Name:	Leonardo dos Santos Poça D’Água
Title:	Chairman of the Board, Chief Executive Officer and Class III Director

Semantix, Inc.

Consolidated Financial Statements	F-1

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Semantix, Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated statement of financial position of Semantix, Inc. and its subsidiaries (the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of profit or loss, other comprehensive income or loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/PricewaterhouseCoopers Auditores Independentes Ltda.
São Paulo, Brazil
April 28, 2023
We have served as the Company's auditor since 2021.

Consolidated Financial Statements	F-2	FORM 20-F

«Table of Contents | « Index to Consolidated Financial Statements

Semantix, Inc.
Consolidated Statement of Financial Position As of December 31, 2022 and 2021 (In thousands of Brazilian Reais, unless otherwise stated)

	Notes	2022	2021

ASSETS
Current assets
Cash and cash equivalents	7	338,020	52,149
Trade receivables	8	43,675	21,423
Contract assets	8	95,871	15,102
Tax receivables		11,317	4,993
Prepaid expenses and other assets	9	30,286	18,019
Total current assets		519,169	111,686
Deferred tax asset	10	22,488	11,698
Derivatives financial instruments	24	—	1,308
Other assets	9	4,774	584
Property and equipment, net	12	3,474	3,555
Right of use asset	13	2,106	2,976
Intangible assets, net	11	150,530	74,628
Total non-current assets		183,372	94,749
Total assets		702,541	206,435

LIABILITIES
Current liabilities
Loans and borrowings	14	31,001	44,060
Trade and other payables	8	106,023	78,389
Contract liabilities	15	1,672	1,291
Lease liabilities	13	1,292	1,094
Deferred consideration, contingent liabilities and others	15	26,669	13,337
Taxes payable		14,733	3,859
Total current liabilities		181,390	142,030
Loans and borrowings	14	47,670	102,534
Lease liabilities	13	1,141	2,250
Derivatives financial instruments	16	6,412	—
Deferred consideration, contingent liabilities and others	15	35,574	16,487
Deferred income tax	10	8,929	7,029
Total non-current liabilities		99,726	128,300
Total liabilities		281,116	270,330

Net assets		421,425	(63,895)

EQUITY
Share capital	17	425	55,818
Additional paid in capital	17	872,771	—
Treasury shares	17 (b)	(508)	—
Capital reserves	17	20,300	15,999
Other comprehensive loss	17 (c)	(6,840)	(1,022)
Accumulated loss		(468,869)	(140,477)
		417,279	(69,682)
Non-controlling interests	18	4,146	5,787
Total equity		421,425	(63,895)
The above consolidated statement of financial position should be read in conjunction with the accompanying notes.

Consolidated Financial Statements	F-3

«Table of Contents | « Index to Consolidated Financial Statements

Semantix, Inc.
Consolidated Statement of Profit or Loss For the years ended December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)

	Notes	2022	2021	2020

Revenues	20	262,094	211,659	123,453
Cost of sales	21	(143,327)	(125,454)	(85,472)
Gross profit		118,767	86,205	37,981

Operating expenses
Sales and marketing expenses	21	(70,355)	(36,693)	(14,288)
General and administrative expenses	21	(115,544)	(81,522)	(33,082)
Research and development	21	(33,160)	(19,920)	(7,876)
Listing expenses	21	(215,570)	—	—
Other expenses	21	(35,032)	(9,205)	(739)
Operating loss		(350,894)	(61,135)	(18,004)

Financial income	22	54,962	6,528	2,610
Financial expenses	22	(42,542)	(21,508)	(4,652)
Net financial results		12,420	(14,980)	(2,042)

Loss before income tax		(338,474)	(76,115)	(20,046)
Income tax	10	8,644	7,741	612
Loss for the year		(329,830)	(68,374)	(19,434)

Net loss attributed to:
Controlling interest		(328,392)	(68,188)	(19,434)
Non-controlling interest	18	(1,438)	(186)	—
		(329,830)	(68,374)	(19,434)
Loss per share:
Basic and diluted losses per share (R$)	25	(4.71)	(1.10)	(0.31)
The above consolidated statement of profit or loss should be read in conjunction with the accompanying notes.

Consolidated Financial Statements	F-4	FORM 20-F

«Table of Contents | « Index to Consolidated Financial Statements

Semantix, Inc.
Consolidated Statement of Other Comprehensive Income or Loss For the years ended December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)

	Notes	2022	2021	2020

Loss for the year		(329,830)	(68,374)	(19,434)
Other comprehensive income (loss)
Items that are or may be reclassified subsequently to profit or loss
Foreign currency translation differences		(2,477)	(1,918)	843
Loss - Hedge activities	16	(3,341)	—	—
Total comprehensive loss for the year		(335,648)	(70,292)	(18,591)

Comprehensive loss attributed to:
Controlling interest		(334,210)	(70,106)	(18,591)
Non-controlling interest		(1,438)	(186)	—
The above consolidated statement of other comprehensive income or loss should be read in conjunction with the accompanying notes.

Consolidated Financial Statements	F-5

«Table of Contents | « Index to Consolidated Financial Statements

Semantix, Inc.
Consolidated Statement of Changes in Equity For the years ended December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)

					Attributable to the owner of the Company
	Notes	Share capital	Additional Paid-in Capital	Treasury Shares	Capital reserves	Loss -Hedge activities	Foreign currency translation reserve	Accumulated loss	Total	Non-controlling interest	Total Equity

Balance as of December 31, 2019		34,247	—	—	—	—	53	(9,816)	24,484	—	24,484
Loss for the year		—	—	—	—	—	—	(19,434)	(19,434)	—	(19,434)
Foreign currency translation differences		—	—	—	—	—	843	—	843	—	843
Total comprehensive income for the year		—	—	—	—	—	843	(19,434)	(18,591)	—	(18,591)
Transactions with owners of the Group:
Capital contribution		21,571	—	—	—	—	—	—	21,571	—	21,571
Stock option plan		—	—	—	1,800	—	—	—	1,800	—	1,800
Acquisition of non-controlling interest		—	—	—	—	—	—	(52,582)	(52,582)	7,029	(45,553)

Balance as of December 31, 2020		55,818	—	—	1,800	—	896	(81,832)	(23,318)	7,029	(16,289)
Loss for the year		—	—	—	—	—	—	(68,188)	(68,188)	(186)	(68,374)
Foreign currency translation differences		—	—	—	—	—	(1,918)	—	(1,918)	—	(1,918)
Total comprehensive income (loss) for the year		—	—	—	—	—	(1,918)	(68,188)	(70,106)	(186)	(70,292)
Transactions with owners of the Group:
Transaction with non-controlling interest - Tradimus	18	—	—	—	—	—	—	3,889	3,889	6,147	10,036
Stock option plan	19	—	—	—	14,199	—	—	—	14,199	—	14,199
Transaction with non-controlling interest - LinkAP	18	—	—	—	—	—	—	5,654	5,654	(7,203)	(1,549)

Balance as of December 31, 2021		55,818	—	—	15,999	—	(1,022)	(140,477)	(69,682)	5,787	(63,895)
Loss for the year		—	—	—	—	—	—	(328,392)	(328,392)	(1,438)	(329,830)
Foreign currency translation differences		—	—	—	—	—	(2,477)	—	(2,477)	—	(2,477)
Hedging activities losses		—	—	—	—	(3,341)	—	—	(3,341)	—	(3,341)
Total comprehensive income (loss) for the year		—	—	—	—	(3,341)	(2,477)	(328,392)	(334,210)	(1,438)	(335,648)

Consolidated Financial Statements	F-6

«Table of Contents | « Index to Consolidated Financial Statements

Semantix, Inc.
Consolidated Statement of Changes in Equity For the years ended December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)

Transactions with owners of the Group:
Transaction with non-controlling interest- Tradimus		—	—	—	—	—	—	—	—	(203)	(203)
Stock option plan	19	—	—	—	4,025	—	—	—	4,025	—	4,025
Exercise of stock option	19	—	—	—	276	—	—	—	276	—	276
Treasury shares	17	—	—	(508)	—	—	—	—	(508)	—	(508)
Subtotal		55,818	—	(508)	20,300	(3,341)	(3,499)	(468,869)	(400,099)	4,146	(395,953)
Recapitalization of Semantix (1:37.747 exchange ratio)	17	(55,490)	55,490	—	—	—	—	—	—	—	—
Subtotal - restructured		328	55,490	(508)	20,300	(3,341)	(3,499)	(468,869)	(400,099)	4,146	(395,953)
SPAC merger transaction	6 (ii)	97	817,281	—	—	—	—	—	817,378	—	817,378
Balance as of December 31, 2022		425	872,771	(508)	20,300	(3,341)	(3,499)	(468,869)	417,279	4,146	421,425
The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

Consolidated Financial Statements	F-7

«Table of Contents | « Index to Consolidated Financial Statements

Semantix, Inc.
Consolidated Statement of Cash Flows For the years ended December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)

	Notes	2022	2021	2020

Cash flows from operating activities
Loss for the year		(329,830)	(68,374)	(19,434)
Adjustments for:
Depreciation and amortization	21	17,816	7,950	2,308
Deferred income tax	10	(9,639)	(7,741)	(612)
Onerous contract	21	(7,772)	7,745	—
Fair value adjustment of derivatives financial instruments	24	(23,193)	(1,308)	—
Stock option plan	19	4,025	7,757	1,800
Listing expense	6	215,570	—	—
Loss on disposals of property and equipment	12	—	90	—
Write-off of creditor invoice	21	(4,300)	—
Trade and other receivables expected loss	8	15,320	8,950	472
Accounts receivable write-off	8	(585)	9,415	—
Provision for contingencies		3,944	6,148	1,681
Interest accrued		29,070	11,340	1,213

Adjusted loss for the year		(89,574)	(18,028)	(12,572)
Change in operating assets and liabilities
Trade and other receivables	8	(116,915)	(23,645)	(16,882)
Tax receivables		(6,324)	(2,029)	(1,195)
Prepaid expenses and other assets		(11,762)	(4,094)	(1,863)
Account payables and accrued expenses		30,409	36,529	14,836
Taxes payable		10,874	1,762	224
Other liabilities	15	1,554	(762)	7,073

Cash used in operations		(181,738)	(10,267)	(10,379)
Interest paid		(29,268)	(5,116)	(675)
Income tax and social contribution paid		—	(921)	—
Net cash outflow from operating activities		(211,006)	(16,304)	(11,054)

Cash flows from investment activities
Purchase and development of intangible assets	11	(36,936)	(21,249)	(15,106)
Acquisition of subsidiaries net of cash acquired	6	(24,143)	—	(26,609)
Acquisitions of property and equipment	12	(520)	(618)	(623)
Net cash outflow from investment activities		(61,599)	(21,867)	(42,338)

Cash flows from financing activities
Proceeds from exercise of stock options	19	276	—	21,571
Proceeds from non-controlling interest		—	5,018	—
Loans obtained	14	122,015	120,175	29,500
Acquisition of non-controlling interest		—	(47,888)	—
Payment of loans	14	(189,513)	(9,843)	—
Proceeds from SPAC merger, net		630,083	—	—
Purchase of treasury shares	17	(508)	—	—
Lease payments	13	(1,400)	(1,160)	(940)
Net cash inflow from financing activities		560,953	66,302	50,131

Increase in cash and cash equivalents		288,348	28,131	(3,261)
Cash and cash equivalents at the beginning of the year	7	52,149	25,936	28,354
Cash and cash equivalents at the end of the year	7	338,020	52,149	25,936
Net foreign exchange difference		(2,477)	(1,918)	843
Increase in cash and cash equivalents		288,348	28,131	(3,261)

Supplemental non-cash flow information

New lease agreements	13	—	1,728	—
Remeasurement of lease agreement	13	211	(411)	231
Unpaid amount related to business combination	15	33,062	4,959	5,116
Other receivables related to the sale of non-controlling interest	9	—	5,018	—
The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

Consolidated Financial Statements	F-8	FORM 20-F

«Table of Contents | « Index to Consolidated Financial Statements

Semantix, Inc.
Notes to Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)

Note 1. General Information
Semantix, Inc. (the "Company" or "Semantix") is a Cayman Island exempted limited liability company, incorporated on November 8, 2021. The registered office of the Company is PO Box 309, Ugland House, Grand Cayman, KYI-1104, Cayman Islands. The Company's principal executive office is located in the city of São Paulo, Brazil. The Company is a holding company controlled mostly by a group of individuals, which hold collectively 77.6% of the outstanding shares.
The Group carried out a corporate reorganization in order to prepare the structure for the transaction with Alpha Capital Acquisition Company ("Alpha"). As a result, Semantix was incorporated in 2021 and is currently the entity which is registered with the U.S. Securities and Exchange Commission ("SEC”) and for which these financial statements are presented.
The Company and its subsidiaries (jointly, the "Group") are engaged in the provision of big data, data analytics and artificial intelligence, developing disruptive solutions and platforms as a one-stop-shop for data driven solutions. The Group provides software as a service ("SaaS") and platform as a service ("PaaS") as its core business, with a focus on providing complete solutions in data integration, data engineering, analytics, data sharing and governance, and artificial intelligence and machine learning tools to assist with automation.
Corporate reorganization and transaction with Alpha Capital
On August 2, 2022, the Group carried out a capital reorganization transaction ( (referred to as the “SPAC merger”) in order to prepare the structure for the transaction with Alpha Capital Acquisition Company ("Alpha"), a special purpose acquisition company. The original capital contributed by the shareholders of Semantix Tecnologia da Informação S.A ("Semantix Tecnologia") was contributed to the Company, resulting in those shareholders obtaining a direct interest in the Company. In additional, as part of this corporate reorganization, Semantix became the controlling shareholder of Semantix AI Ltd. ("Semantix AI") which directly controls Semantix Tecnologia and the other operating companies of the Group.
Prior to August 3, 2022, which is closing date of the transaction between the Company and Alpha (note 6 (ii)), the Company was a holding company with no active trade or business. Semantix Tecnologia maintained all relevant assets and liabilities and incurred all income and expenses. Therefore, the comparable consolidated financial information presented herein represent consolidated financial statements of Semantix Tecnologia.
On August 4, 2022, Semantix became a publicly traded company through the merger with Alpha. On the date, Semantix’s ordinary shares and warrants began trading on the Nasdaq Global Market under the ticker symbols “STIX” and “STIXW”, respectively. The shares offered were registered under the Securities Act of 1934, as amended, pursuant to the Company's Registration Statement on Form F-4 (Registration No. 333-262552), which was declared effective by the Securities and Exchange Commission on July 11, 2022. After the effectiveness of the Registration Statement, the corporate reorganization and subsequently approval of the transaction with Alpha could be made as described above. For more information related to the transaction see note 6 (ii).
These consolidated financial statements were approved by the Board of Director’s meeting on April 25, 2023.

Consolidated Financial Statements	F-9

«Table of Contents | « Index to Consolidated Financial Statements

Semantix, Inc.
Notes to Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)
Note 2. Basis of preparation of the financial statements
2.1. Basis of preparation
The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards ("IFRS") and interpretations issued by the IFRS Interpretations Committee ("IFRS IC") applicable to companies reporting under IFRS. The financial statements comply with IFRS as issued by the International Accounting Standards Board ("IASB").
The consolidated financial statements consist of the consolidated statement of financial position consolidated statement of profit or loss, consolidated statement of other comprehensive income or loss, consolidated statement of changes in equity and consolidated statement of cash flows and have been prepared under a historical cost basis, except for certain financial instruments (including derivatives instruments) that have been measured at fair value.
The Group has prepared the consolidated financial statements on the basis that it will continue to operate as a going concern.
Due to the activities of the Group, costs and expenses presented in the consolidated statement of profit or loss and consolidated statement of other comprehensive income or loss were classified according to their function.
The consolidated statement of financial position has been prepared based on the nature of the transactions, distinguishing: (a) current assets from non-current assets, where current assets are intended as the assets that should be realized, sold or used during the normal operating cycle, or the assets owned with the aim of being sold in the short term (within 12 months); (b) current liabilities from non-current liabilities, where current liabilities are intended as the liabilities that should be paid during the normal operating cycle, or over the 12-month period subsequent to the reporting date.
The consolidated financial statements are presented in Brazilian reais (“R$”), and all amounts disclosed in the financial statements and notes have been rounded off to the nearest thousand currency units unless otherwise stated.
The accounting policies set out in note 3. summary of significant accounting policies have been applied in preparing the consolidated financial statements for the year ended December 31, 2022, and to the comparative information presented.
The Group has applied the accounting judgments, estimates and significant accounting assumptions described in Note 4 in preparing the consolidated financial statements.
2.2. Changes to IFRS
(i) New and amended standards adopted by the group
The following amendments became effective as at 1 January 2022:
•Reference to the Conceptual Framework – Amendments to IFRS 3 ;
•Property, Plant and Equipment: Proceeds before Intended Use – Amendments to IAS 16;
•Onerous Contracts – Costs of Fulfilling a Contract – Amendments to IAS 37;
•Annual improvements – cycle 2018-2020;
•IFRS 1 First-time Adoption of International Financial Reporting Standards – Subsidiary as a first-time adopter;
•IFRS 9 Financial Instruments – Fees in the ’10 per cent’ test for derecognition of financial liabilities;
•IFRS 16 Leases - Amendment of example 13 in order to exclude the example of payments from the lessor related to improvements in the leased property;
•Test for derecognition of financial liabilities.
The adoption of the amendments listed above did not have a material impact on these consolidated financial statements.

Consolidated Financial Statements	F-10

«Table of Contents | « Index to Consolidated Financial Statements

Semantix, Inc.
Notes to Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)
(ii) New standards and interpretations not yet adopted
Certain new accounting standards, amendments to accounting standards and interpretations have been published that are not mandatory for December 31, 2022 reporting periods and have not been early adopted by the Group. These standards, amendments or interpretations are not expected to have a material impact on the consolidated financial statements.
2.3. Basis of consolidation
These consolidated financial statements comprise the financial position of the Group as of December 31, 2022 and 2021 and the consolidated statement of profit or loss, consolidated statement of other comprehensive income or loss, consolidated statement of changes in equity and consolidated statement of cash flows for each of the three years ended December 31, 2022.
a) Subsidiaries
The Company consolidates all entities over which it has control (subsidiaries), that is, when it is exposed or has rights to variable returns of its involvement with the investee and has the ability to affect those returns through its power to direct the relevant activities of the entity.
The subsidiaries are fully consolidated from the date the control is transferred to the Group. Consolidation is ceased from the date the Group no longer has control.
The acquisition method of accounting is used to account for business combinations by the Group.
Inter-company transactions, balances and unrealized gains on transactions between Group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.
Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statement of profit or loss, consolidated statement of other comprehensive income or loss, consolidated statement of changes in equity and consolidated statement of financial position, respectively.
b) Segment reporting
In reviewing the operational performance of the Group and allocating resources purposes, the Chief Operating Decision Maker ("CODM") of the Group, who is the Group’s Chief Executive Officer (“CEO”) and the Board of Directors (“BoD”), reviews the consolidated results as a whole. The CODM considers the whole Group a single operating and reportable segment, when monitoring operations, making decisions on fund allocation, and evaluating performance. The CODM reviews relevant financial data on a consolidated basis for all subsidiaries and business lines. Disaggregated information is only reviewed at the revenue level (Note 20), with no corresponding detail at any margin or profitability levels.
The Group’s revenue, profit or loss, and assets and liabilities for this one reportable segment can be determined by reference to the consolidated financial statements.
See Note 20 for a breakdown of Group's non-current assets and revenue by geographic area.
c) Functional and reporting currency
Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The functional currency of Semantix is US Dollar (“USD” or “$”). The consolidated financial statements are presented in Brazilian Reais (“BRL” or “R$”), as the Group understands that financial statements presented in BRL brings more relevant information to its stakeholders when evaluating the Group’s operation performance. All amounts are rounded to the nearest thousands, except when otherwise indicated.

Consolidated Financial Statements	F-11

«Table of Contents | « Index to Consolidated Financial Statements

Semantix, Inc.
Notes to Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)
d) Group companies
The results and financial position of foreign operations (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:
•assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that statement of financial position ,
•income and expenses for each statement of profit or loss and statement of comprehensive income are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions), and
•all resulting exchange differences are recognized in other comprehensive income.
On consolidation, exchange differences arising from the translation of any net investment in foreign entities, are recognized in consolidated statement of other comprehensive income or loss.
e) Foreign currency translation
Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions, and from the translation of monetary assets and liabilities denominated in foreign currencies at year end exchange rates, are generally recognized in profit or loss.
Note 3. Summary of significant accounting policies
This note provides a description of the significant accounting policies adopted in the preparation of these consolidated financial statements in addition to other policies that have been disclosed in other notes to these consolidated financial statements. These policies have been consistently applied to all periods presented, unless otherwise stated.
3.1. Business combination
The acquisition method of accounting is used to account for all business combinations, regardless of whether equity instruments or other assets are acquired. The consideration transferred for the acquisition of a subsidiary comprises the:
•fair values of the assets transferred
•liabilities incurred to the former owners of the acquired business
•equity interests issued by the Group, and
•fair values of any liability resulting from a contingent consideration arrangement.
Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date.
Acquisition-related costs are expensed as incurred.
The excess of the consideration transferred over the fair value of the net identifiable assets acquired is recorded as goodwill. If those amounts are less than the fair value of the net identifiable assets of the business acquired, the difference is recognized directly in profit or loss as bargain purchase.
Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity’s incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

Consolidated Financial Statements	F-12

«Table of Contents | « Index to Consolidated Financial Statements

Semantix, Inc.
Notes to Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)
Contingent consideration, when applicable, is classified either as equity or financial liability. Amounts classified as a financial liability are subsequently remeasured to fair value, with fair value changes recognized in the consolidated statement of profit or loss.
If the business combination is achieved in stages, the acquisition date carrying value of the acquirer’s previously held equity interest in the acquirer is remeasured to fair value at the acquisition date. Any gains or losses arising from such remeasurement are recognized in profit or loss.
3.2. Financial instruments
The Group classifies its financial assets according to the business model and evaluation of the ‘solely payments of principal and interest’ requirements per IFRS 9. The Group’s financial assets consist of ordinary trade receivables that are held to collect and do not include particular unusual terms.
Impairment of trade receivables and contract assets
The Group recognizes a provision for expected credit losses ("ECL") on trade receivables and contract assets measured under IFRS 15. To measure the expected credit losses, trade receivables and contract assets have been grouped as they have substantially the same risk characteristics and are related to the same types of contracts; therefore, the expected loss rates for trade receivables are a reasonable approximation of the loss rates for the contract assets. The Group applies the 'simplified' approach as required by IFRS 9 since generally the Group's trade receivables do not include a significant financing component and are not considered to be complex. The Group therefore recognizes the lifetime expected credit losses over the life of the trade and other receivables.
The Group evaluates whether ECL would be required to be recorded for other receivables periodically and on an individual basis. Details of the critical estimates and judgements used are disclosed below.
Measurement of impairment
The Group considers that the relative short-term nature of the material portion of the trade receivables (<90 days), the Group deemed the impact of considering multiple probability weighted scenarios, discounting and forward-looking elements, not significant. Therefore, historical average loss rates are not further adjusted either up or down.
On an annual basis, the Group updates a provision matrix using the most recent historical loss experience (i.e., the 12 months of the previous fiscal year) and reviews the forecasts of future economic conditions index.
The Group recognizes an impairment loss or (partial) reversal in the aggregate for all trade receivables as a provision with corresponding amount recognized in Sales and marketing expenses.
Based on Group’s historical experience, receivables are deemed uncollectible when it remains more than 360 days past due.
Financial liabilities
Loans and borrowings are initially recognized at fair value, net of transaction costs incurred. Loans are subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in the consolidated statement of profit or loss over the period of the borrowings using the effective interest method.
Loans are removed from the consolidated statement of financial position when the obligation specified in the contract is discharged, canceled, or expired. The difference between the carrying amount of a financial liability that has been extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognized in the consolidated statement of profit or loss as other income or finance costs.
Loans and financing are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the end of the reporting period.

Consolidated Financial Statements	F-13

«Table of Contents | « Index to Consolidated Financial Statements

Semantix, Inc.
Notes to Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)
Derivative financial instruments and hedging activities
The Group designated certain loan contracts as hedging instruments, which included derivatives to cover foreign currency risk, as cash flow hedges.
i.Cash flow hedges
The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income and accumulated under the heading valuation of the effective portion of derivative financial instruments. The gain or loss relating to the ineffective portion is recognized immediately in the fair value of derivative financial instrument line item within the consolidated statement of profit or loss.
The Group designates certain non-derivative financial liabilities, such as foreign currency borrowings, as hedging instruments for hedge of foreign currency risk associated with highly probable forecasted transactions. Accordingly, the Group applies cash flow hedge accounting to such relationships. Remeasurement gain/loss on such non-derivative financial liabilities is recorded in the Group’s hedging reserve as a component of equity and reclassified to the consolidated statement of profit or loss as revenue in the period corresponding to the occurrence of the forecasted transactions.
Upon initial designation of a hedging instrument, the Group formally documents the relationship between the hedging instrument and hedged item, including the risk management objectives and strategy in undertaking the hedge transaction and the hedged risk, together with the methods that will be used to assess the effectiveness of the hedging relationship.
Amounts previously recognized in other comprehensive income and accumulated in equity are reclassified to consolidated statement of profit or loss in the periods when the hedged item is recognized in the consolidated statement of profit or loss, in the same line of the consolidated income statement as the recognized hedged item. However, when the hedged forecast transaction results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously recognized in other comprehensive income and accumulated in equity are transferred from equity and included in the initial measurement of the cost of the non-financial asset or non-financial liability.
When a derivative expires or is sold, when hedge accounting criteria are no longer met or when the entity revokes the hedge accounting designation, any cumulative gain or loss existing in other comprehensive income will be reclassified to income at the time the expected transaction occurs or is no longer expected to occur.
a) Hedge ineffectiveness
Hedge effectiveness is determined at the inception of the hedge relationship, and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument.
To evaluate the effectiveness and to measure the ineffectiveness of such strategies, the Group uses the dollar offset method. The dollar offset method is a quantitative method that consists of comparing the change in fair value or cash flows of the hedging instrument with the change in fair value or cash flows of the hedged item attributable to the hedged risk.
b) Derivative warrant liabilities
As part of the capital reorganization (note 6.(ii)), each issued and outstanding warrant to purchase Alpha class A ordinary shares was converted into the right to purchase one Semantix ordinary share, subject to the same terms and conditions existing prior to such conversion (“Semantix Warrants”).
The Semantix Warrants are classified as financial liabilities, and more specifically as derivatives, which contain features that qualify them as embedded derivatives in accordance with IFRS 9 - Financial Instruments. The Group’s derivatives instruments are recorded as financial instruments measured at fair value through profit or loss (“FVTPL”). As a financial liability, the Group recognizes the Semantix Warrants at fair value and remeasures the warrants to the fair value as at each reporting period, until exercised. The change in the fair value is recognized in the Group’s consolidated statements of profit or loss within Net financial results. The fair value of the Semantix Warrants is measured based on their listed market price.

Consolidated Financial Statements	F-14

«Table of Contents | « Index to Consolidated Financial Statements

Semantix, Inc.
Notes to Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)
3.3. Cash and cash equivalents
Cash and cash equivalents include cash on hand, bank deposits and other short-term highly liquid investments, with original maturities of three months, or less that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value.
3.4. Trade receivables
Trade receivables are recognized initially at the amount of consideration expected to be received. They are subsequently measured at amortized cost using the effective interest method, less loss allowance. See note 8 for further information about the Group’s accounting for trade receivables and note 3.2 for a description of the Group’s impairment policies.
3.5. Property and equipment, net
(i)Recognition and measurement
Property and equipment asset items are measured at the historical cost of acquisition, less depreciation and any impairment loss. The historical cost includes expenditures that are directly attributable to the acquisition of the item.
(ii)Subsequent costs
Subsequent cost of an asset component is included in the carrying amount of an item or as a separate asset, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost can be measured reliably. The carrying amount of any component accounted as a separate asset is unrecognized when replaced. All other repairs and maintenance are charged to profit or loss during the reporting period in which they are incurred.
Gains and losses on the disposal of an item of the property and equipment are determined by comparing the proceeds arising from the disposal with the book value of the asset and are recognized net within other income in the consolidated statement of profit or loss.
(iii)Depreciation
Depreciation is recognized in the consolidated statement of profit or loss based on the straight-line method in relation to the estimated useful lives, since this method is the closest that reflects the consumption pattern of future economic benefits incorporated into the asset. Depreciation is calculated based on the historical book value.
Depreciation methods, useful lives and residual values should be reviewed at each financial year's close, and any adjustments recognized as a change in accounting estimates.
As of December 31, 2022, the average useful lives applied by the Group remain unchanged as shown below:

Category	Useful life (years)

Buildings	10
Furniture and fixtures	10
IT equipment	5
Telecommunications equipment	5
Leasehold improvement	6 - 10
The assets' net book values and useful lives are reviewed at each reporting date, and adjusted prospectively, where applicable.
During 2022, the Group reviewed the estimated useful lives of these assets and no significant change was identified.

Consolidated Financial Statements	F-15

«Table of Contents | « Index to Consolidated Financial Statements

Semantix, Inc.
Notes to Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)
3.6. Intangible assets and goodwill
(i)Goodwill
Goodwill is measured as described in note 11. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill is not amortized but it is tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired and is carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.
Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose. The units or groups of units are identified at the lowest level at which goodwill is monitored for internal management purposes.
(ii)Customer contracts
Customer contracts acquired in a business combination are recognized at fair value at the acquisition date. They have a finite useful life and are subsequently carried at cost less accumulated amortization and impairment losses, if any.
(iii)Software
Costs associated with maintaining software programs are recognized as an expense as incurred. Development costs that are directly attributable to the design and testing of identifiable and unique software products controlled by the Group are recognized as intangible assets where the following criteria are met:
•it is technically feasible to complete the software so that it will be available for use
•management intends to complete the software and use or license it there is an ability to use or sell the software
•it can be demonstrated how the software will generate probable future economic benefits
•adequate technical, financial and other resources to complete the development and to use or sell the software are available, and
•the expenditure attributable to the software during its development can be reliably measured.
Directly attributable costs that are capitalized as part of the software include employee costs and an appropriate portion of relevant overheads.
Capitalized development costs are recorded as intangible assets and amortized from the point at which the asset is ready for use.
(iv)Brands
Brands acquired in a business combination are recognized at fair value at the acquisition date. They have a finite useful life and are subsequently carried at cost less accumulated amortization and impairment losses, if any.
(v)Useful lives
Amortization is recognized in the consolidated statement of profit or loss based on the straight-line method in relation to the estimated useful lives, since this method is the closest that reflects the consumption pattern of future economic benefits incorporated into the asset. The estimated useful lives of intangible assets are as follows:

Category	2022

Brands	30
Software	From 3 to 7 years
Customer contracts	10
The assets' net book values and useful lives are reviewed at each reporting date, and adjusted prospectively, where applicable.
During 2022, the Group reviewed the estimated useful lives of these assets and no significant change was identified.

Consolidated Financial Statements	F-16

«Table of Contents | « Index to Consolidated Financial Statements

Semantix, Inc.
Notes to Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)
3.7. Impairment of non-financial assets
Assets that have an indefinite useful life, for example goodwill, are not subject to amortization and are tested annually for impairment. Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. Assets that are subject to depreciation or amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized when the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and its value in use.
For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (Cash-generating units (CGU's)). For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the CGUs (or groups of CGUs) that is expected to benefit from the synergies of the combination, which are identified at the operating segment level.
Non-financial assets other than goodwill that were adjusted due to impairment are subsequently reviewed for possible reversal of the impairment at the balance sheet date. The impairment of goodwill recognized in the profit or loss is not reversed.
3.8. Provisions
Provisions are recognized when: (i) the Group has a present or constructive obligation as a result of past events; (ii) it is probable that an outflow of resources will be required to settle the obligation; and (iii) the value can be reliably estimated. Provisions are not recognized for future operating losses.
Provisions are measured at the present value of expenses that must be required to settle the obligation by applying a discount rate plus the effects of taxes on profit, which reflects current market valuations for the value of money over time and for the specific risks of the obligation. The increase in provision due to the passage of time is recognized as financial expense.
3.9. Revenue recognition
The revenue is composed of Third-party software, artificial intelligence & analytics services and Software as a services, usually without a significant financing component in its revenue.
(i)Third-party software
The Group offers services of resale of third-party software licenses to its customers which includes: (i) Cloudera Hadoop, (ii) Confluent Enterprise Platinum, (iii) Software ECE, among others. The Group purchases licenses from these third parties and resale the licenses to its end customers. There is a single performance obligation which is transfer of possession of license to its customer. The Group acts as the principal in the resale of licenses. Revenue is recognized on a gross basis at a point in time upon transfer of possession of the license and the transaction price is typically the fixed amount in the contract depending on the specific license provided by the Group.
(ii)Artificial intelligence & data analytics services
The Group offers artificial intelligence ("AI") and data analytics services to its clients which includes (i) technical support and (ii) consulting services. Each professional service is distinct and represents a single performance obligation. The revenue is recognized over time by application of input method i.e. hours spent on contract. Professional services fees typically determined by the hour of services provided and the rate per hour for the employees providing the services.

Consolidated Financial Statements	F-17

«Table of Contents | « Index to Consolidated Financial Statements

Semantix, Inc.
Notes to Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)
(iii)Proprietary software as a service
The Group offers proprietary software as a service ("SaaS") in its data platform to its clients, which includes (a) SaaS (access to the platform) and (b) support services. The Group considers them as two performance obligations. The two performance obligations are delivered concurrently and have the same pattern of transfer, the Group will treat them as one performance obligation. Revenue is recognized ratably over the contract period as we satisfy the performance obligation. We use a time-based output method to measure progress and recognize revenue on a straight-line basis over the contract term. The transaction price for our proprietary data platform contracts consists of the following components:
•Fixed fee element. For example, access to the platform for a certain period is at a fixed amount, as well as the usage-based fee is a fixed amount per usage measure.
•A variable fee calculated once a certain threshold is reached, resulting in a discount provided to the client if the service level agreement ("SLA") is not met.
For variable fees that meet the practical expedient for recognizing revenue as invoiced, the Group will apply the practical expedient and recognize revenue in the amount to which the entity has a right to invoice. For variable considerations that do not meet the practical expedient, the Group will use the most likely method in estimating the variable considerations.
If in future contracts, the two performance obligations are not delivered concurrently and have the same pattern of transfer, the Group will establish the stand-alone selling price for each performance obligation and allocate the transaction price accordingly.
3.10. Taxes
(i)Current income tax
The income tax expense or credit for the period is the tax payable (or receivable) on the current period’s taxable income, based on the applicable income tax rate for each jurisdiction, adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses.
The current income tax charge is on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the countries where the Group operates and generates taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and considers whether it is probable that a taxation authority will accept an uncertain tax treatment. The Group measures its tax balances either based on the most likely amount or the expected value, depending on which method provides a better prediction of the resolution of the uncertainty.
Income tax and the current and deferred social contribution are calculated based on the rates of 15%, plus the additional 10% on the excess taxable income of R$240 for income tax and 9% on the taxable profit for social contribution on net income.
(ii)Deferred income tax
Deferred income tax is provided in full, using the liability method and is generated by temporary differences between the tax bases of assets and liabilities and their carrying amounts. Deferred income tax assets referring to all deductible temporary differences and unused tax losses are recognized to the extent it is probable that future taxable profit will be available against which the temporary differences and unused tax losses can be utilized, except when the deferred income tax asset relating to a deductible temporary difference results from the initial recognition of an asset or liability, in a transaction that is not a business combination, and that at the time of transaction, affects neither the accounting nor the taxable profit or loss.
Unrecognized deferred income tax assets are reviewed at each statement of financial position date and recognized to the extent that it is probable that there will be future taxable profit to allow the recovery of these assets.
Deferred tax liabilities and assets are not recognized for temporary differences between the carrying amount and tax bases of investments in foreign operations where the Group is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

Consolidated Financial Statements	F-18

«Table of Contents | « Index to Consolidated Financial Statements

Semantix, Inc.
Notes to Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)
Deferred income tax assets and liabilities are measured at the rates expected to be applicable in the year in which the asset is realized or the liability is settled, based on rates (and tax laws) that are in force or substantively in force at the statement of financial position dates.
Deferred tax assets and liabilities are offset where there is a legally enforceable right to offset current tax assets and liabilities and where the deferred tax balances relate to the same taxation authority. Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.
(iii)Sales taxes
Net revenue, expenses and assets are recognized net of sales tax, except:
•When the sales taxes incurred on the purchase of goods or services are not recoverable from tax authorities, in which case the sales tax is recognized as part of the cost of acquiring the asset or expense item, as applicable.
•When the amounts receivable or payable are stated with the amount of sales taxes included.
The net amount of sales taxes, recoverable or payable to the tax authority, is included as part of taxes receivables or taxes payables in the consolidated statement of financial position, and net of corresponding revenue or cost / expense, in the consolidated statement of profit or loss.
Revenues in Brazil are subject to taxes and contributions, at the following statutory rates:
•PIS ("Programa de Integração Social by its acronym in Portuguese") and COFINS ("Contribuição para o Financiamento da Seguridade Social by its acronym in Portuguese") are contributions levied by the Brazilian Federal government on gross revenues. These amounts are invoiced to and collected from the Group’s customers and recognized as deductions to gross revenue against tax liabilities, as we are acting as tax withholding agents on behalf of the tax authorities. PIS and COFINS paid on certain purchases may be claimed back as tax credits to offset PIS and COFINS payable.
    These amounts are recognized as recoverable taxes and are offset on a monthly basis against taxes payable and presented net, as the amounts are due to the same tax authority. PIS and COFINS are contributions calculated on two different regimes according to Brazilian tax legislation: cumulative method and non-cumulative method. PIS and COFINS are charged based on the cumulative method (at rates 0.65% and 3.00%, respectively) and non-cumulative method (at rates 1.65% and 7.6% respectively) according to the type of revenue.
•ISS (Imposto Sobre Serviços by its acronym in Portuguese) is a tax levied by municipalities on revenues from the provision of services. ISS tax is added to amounts invoiced to the Group’s customers for the services the Group renders. These are recognized as deductions to gross revenue against tax liabilities, as the Group acts as agent collecting these taxes on behalf of municipal governments. The rates may vary from 2.90% to 5.00%.
•INSS (Instituto Nacional do Seguro Social by its acronym in Portuguese) is a social security charge levied on wages paid to employees.
3.11. Leases
Leases of the Group includes office spaces. Rental contracts are typically made for fixed periods, but may have extension options by Brazilian Law. Contracts may contain both lease and non-lease components. However, the Group elected not to separate lease and non-lease components and instead accounts for these as a single lease component.
Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose any covenants other than the security interests in the leased assets that are held by the lessor. Leased assets may not be used as security for borrowing purposes.
At the inception or modification of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease on the basis of its individual prices.
Leases are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for the Group.

Consolidated Financial Statements	F-19

«Table of Contents | « Index to Consolidated Financial Statements

Semantix, Inc.
Notes to Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)
Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments for the Group's leases:
•fixed payments (including in-substance fixed payments), less any lease incentives receivable;
•variable lease payments that are based on an index or a rate, initially measured using the index or rate as at the commencement date;
Lease payments to be made under reasonable extension options are also included in the measurement of the liability.
The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by using the interest rate implicit in the lease. If this rate cannot be readily determined, then the lessee uses its incremental borrowing rate.
The Group is exposed to potential future increases in variable lease payments based on an index or rate, which are not included in the lease liability until they take effect. When adjustments to lease payments based on an index or rate take effect, the lease liability is reassessed and adjusted against the right-of-use asset.
Lease payments are allocated between principal and finance costs. The finance cost is charged to profit or loss over the lease period to produce a constant periodic rate of interest on the remaining balance of the liability for each period.
Right-of-use assets are measured at cost comprising the following:
•the amount of the initial measurement of a lease liability
•any lease payments made at or before the commencement date less any lease incentives received
•any initial direct costs, and
•restoration costs.
A lease liability is remeasured upon a change in the lease term, changes in an index or rate used to determine the lease payments or reassessment of exercise of a purchase option. The corresponding adjustment is made to the related right-of-use asset. However, if the carrying amount of the right-of-use asset has already been reduced to zero and there is a further reduction in the measurement of the lease liability, then the Group recognizes any remaining amount of the remeasurement in the consolidated statement of profit or loss.
Right-of-use assets are generally depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis. If the Group is reasonably certain to exercise a purchase option, the right-of-use asset is depreciated over the underlying asset’s useful life.
Payments associated with short-term leases and all leases of low-value assets are recognized on a straight-line basis as an expense in the consolidated statement of profit or loss. Short-term leases are leases with a lease term of 12 months or less. Low-value assets comprise of assets with amount lower than R$25 at the lease inception.
3.12. Earnings per share
(i)Basic earnings per share
Basic earnings per share are calculated by dividing:
•the profit attributable to owners of the Group, excluding any costs of servicing equity other than ordinary shares
•by the weighted average number of ordinary shares outstanding during the financial year and excluding treasury shares if applicable.
(ii)Diluted earnings per share
Diluted earnings per share adjust the figures used in the determination of basic earnings per share to consider the weighted average number of additional ordinary shares that would have been outstanding, assuming the conversion of all dilutive potential ordinary shares.

Consolidated Financial Statements	F-20

«Table of Contents | « Index to Consolidated Financial Statements

Semantix, Inc.
Notes to Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)
3.13. Employee benefits
(i)Profit sharing
The Group recognizes a liability and an expense for profit sharing based on the agreement with its employees, which considers the income for the year after certain adjustments. The Group recognizes the liability when it is contractually obligated or when there is a previous practice that has created a constructive obligation over the service period, if applicable.
(ii)Stock option plan
The Group operates equity-settled stock option plans that are designed to provide long-term incentives for selected directors and employees to deliver long-term shareholder returns.
The cost of equity-settled transactions with employees is measured using their fair value at the date they are granted. The cost is expensed together with a corresponding increase in equity over the period in which the service and, where applicable, the performance conditions are fulfilled (the vesting period). At the end of each period, the Group revises its estimates of the number of options that are expected to vest based on the non-market vesting and service conditions. It recognizes the impact of the revision to original estimates, if any, in profit or loss, with a corresponding adjustment to equity.
The estimated fair value of the option on the grant date is calculated based on the appraisal or relevant transaction closest to the grant date.
3.14. Share capital
Common shares are classified in equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.
Note 4. Use of critical estimates and judgements
The preparation of financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues and expenses. Actual results may differ from these estimates. Accounting estimates and judgments are continuously evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are recognized prospectively.
a)Impairment of non-financial assets
As stated in note 3.7, impairment testing involves calculating the value in use or the fair value less cost of disposal, when applicable, of the cash generating units to which the goodwill or other non-financial assets have been assigned. The value in use is determined by estimating five years of future cash flows, a terminal value and using a discount rate that comprises of three components: time value in money, the appropriate risk premium and uncertainty about the future cash flows. Hence, it relies on a number of critical judgements, estimates and assumptions. For more information on estimates and assumptions used in impairment testing, refer to note 11.
b)Revenue recognition
The Group applies certain judgment in assessing the terms of revenue from contracts with customers to determine whether the contract involves the delivery of SaaS (revenue recognized over time) or a mere sale of license (revenue recognized point in time). The Group evaluates each contract individually, it’s critical terms and business relationship with its customer and any associated third party.

Consolidated Financial Statements	F-21

«Table of Contents | « Index to Consolidated Financial Statements

Semantix, Inc.
Notes to Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)
c)Lease term
The Group determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised. The Group has the option, under some of its leases, to lease the assets for additional terms. The Group applies judgment in evaluating whether it is reasonably certain to exercise the option to renew. It considers all relevant factors that create an economic incentive for it to exercise the renewal such as contractual terms and conditions for the optional periods compared with market rates and the length of a non-cancellable period of a lease.
After the commencement date, the Group reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise (or not to exercise) the option to renew (e.g., a change in business strategy).
d)Capitalization of intangibles development cost
The Group capitalizes qualifying internal use software development costs related to internally developed software associated with Semantix Data Platform ("SDP"), Quios Invest and Smarter Sales. SDP is the platform offered by Semantix for the preparation and creation of analytical data environments in the cloud, Quios Invest is Semantix's technology platform dedicated to the capital markets clients, and Smart Sales is Semantix's e-commerce platform, enabling several e-commerce transactions, as such as, business-to-business ("B2B"), (business-to-customer ("B2"), marketplace, among others. The costs consist of labor costs related to the developers and other costs, such as the Cloud used in the internal development phase. The Group then evaluates whether the development costs are to be expensed or capitalized based on the three criteria, technical feasibility, commercial feasibility, and measurability. If the intangible asset meets these criteria, certain development expenses can be capitalized as an intangible asset.
The Group has chosen the straight-line method of amortization based on the estimated useful lives of the items, net of their estimated residual values (if any), which will be applied consistently from period to period unless there is a change in the expected pattern of consumption of the future economic benefits.
e)Control over subsidiaries without majority of shares
Management of the Group has applied judgment in determining that Semantix Participações S.A. ("Semantix Participações") controls Tradimus S.A. (“Tradimus”) and has therefore consolidated Tradimus within the Group's consolidated financial statements.
Management concluded that the potential voting rights arising from the shareholder agreement signed between Semantix and Excella Gestão de Saúde Populacional Ltda. ("Excella") (see note 18) gives the Group the power and rights to variable returns from Tradimus. In addition to the fact that Semantix has the ability to use its power to affect the amount of its returns and that the CEO appointed by Semantix into Tradimus acts in the benefit of the Group, management concluded that the Group controls the economic outcome of Tradimus.
f)Derivative warrant liabilities
Semantix Warrants are recorded as financial liabilities on the consolidated statement of financial position and are remeasured on each reporting date. In assessing the fair value of the warrants, the fair value was calculated based on the listed market price of such warrants.
g)Capital reorganization - Listing expense
The listing expense is calculated as the difference between (i) the fair value of the Semantix shares issued to Alpha shareholders, including the fair value of the Alpha Earn-Out Shares, and (ii) Alpha’s identifiable net assets received in exchange. Although the Listing Expense is an one-time non-cash expense, it includes certain elements of judgement and estimation. Those center around the estimation of (i) the fair value of the Semantix shares, (ii) the Alpha Earn-Out Shares, and (iii) the identifiable net assets of Alpha. Any changes in the applied assumptions may affect the amount of the Listing Expense.

Consolidated Financial Statements	F-22

«Table of Contents | « Index to Consolidated Financial Statements

Semantix, Inc.
Notes to Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)
The fair value of Semantix shares was determined based on average quoted market price of such share as of August 3, 2022. Separately, the Company determined that no separate accounting was necessary with respect to the Semantix Tecnologia Earn-Out Shares as the fair value of the Semantix Tecnologia Earn-Out Shares will be inherently reflected within the quoted price of the Semantix Shares, which was used in valuing the fair value of the shares deemed to be issued in exchange for the listing service.
The fair value of Alpha Earn-Out Shares was estimated using a Monte Carlo simulation in a risk-neutral framework. The model requires the input of subjective assumptions, including the volatility of public companies adjusted for same size and leverage, contractual terms, and discount rate. Any changes in these assumptions can significantly affect the estimate of the fair value of the Earn-Out Shares.
Moreover, Alpha’s identifiable net assets primarily consists of cash and marketable securities held in its cash and certain public and private warrants liabilities. Cash and marketable securities held in its cash are recognized at fair value. The fair value of the public and private warrants were calculated based on the listed market price of the warrants.
Note 5. Group structure
The Company’s subsidiaries as of December 31, 2022 and 2021 are set out below. Unless otherwise stated, they have share capital consisting solely of ordinary shares that are held directly by the Group, and the proportion of ownership interests held equals the voting rights held by the Group. The country of incorporation or registration is also their principal place of business.

	Country of Incorporation	Ownership held by Group(i)		Ownership held by NCI		Principal Activities
		2022	2021	2022	2021
		%	%	%	%
Directly controlled
Semantix AI Ltd.(ii)	Cayman	100.0	—	—	—	Holding company

Indirectly controlled
Semantix Tecnologia da Informação S.A.	Brazil	100.0	100.0	—	—	Holding company and SaaS and PaaS provider
Semantix Participações S.A.	Brazil	100.0	100.0	—	—	Managing share capital
Semantix Colombia S.A.S	Colombia	99.9	99.9	0.1	0.1	SaaS and PaaS provider
Semantix México, S. de RL de C.V.	Mexico	100.0	100.0	—	—	SaaS and PaaS provider
Semantix Gestão Financeira Ltda.	Brazil	100.0	100.0	—	—	SaaS and PaaS provider
Tradimus S.A.	Brazil	50.0	50.0	50.0	50.0	SaaS and PaaS provider
Semantix Corp	United States	100.0	100.0	—	—	SaaS and PaaS provider
LinkAPI Tecnologia S.A.	Brazil	100.0	100.0	—	—	SaaS integration provider
Zetta Health Analytics S.A.(iii)	Brazil	100.0	0.0	—	—	SaaS and PaaS provider

(i) Represents the Group’s interest in total capital and voting capital of its subsidiaries.
(ii) New entity created after the corporate reorganization and prior to the transaction with Alpha. Refer to Note 6 (ii) below.
(iii) New subsidiary acquired. See further details in Note 6 (i);.

Consolidated Financial Statements	F-23

«Table of Contents | « Index to Consolidated Financial Statements

Semantix, Inc.
Notes to Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)
Note 6. Business combinations and capital reorganization
(i)Acquisition of Zetta
On August 31, 2022, the Group entered into a share purchase agreement with Zetta Health Analytics S.A.'s ("Zetta") shareholders to acquire 100% of the shares issued by Zetta. Founded in March 2019, Zetta offers a robust variety of SaaS data solutions to enhance data-driven decision-making by healthcare organizations, leveraging client insights to improve care and costs and deepen epidemiological analysis. The Group expects that the acquisition of Zetta will strengthen the Semantix Data Platform (“SDP”) through the addition of a new business vertical to better serve the data needs of clients in the healthcare sector.
Purchase Consideration
The total purchase consideration is distributed as follows:

Cash transferred at acquisition date	25,000
Deferred consideration*	27,500
Contingent consideration**	3,248
Total purchase consideration	55,748

*    Payable in consecutive annual installments from 2023 to 2027 adjusted by the Interbank Certificates of Deposit (“CDI”).
**    The Group and the former Zetta shareholders agreed a contingent purchase price that amounts to R$7.5 million to be paid on April 1, 2025 if the Zetta reaches certain metrics related to accumulated gross sales between March 1, 2023 and March 1, 2025. As of the date of acquisition the Group management considered the fair value of the earn-out as approximately 43% of the maximum possible value resulting in a recognition of R$3,248.
Fair value of identifiable assets and assumed liabilities
The fair value of the identifiable assets acquired and liabilities assumed as of the acquisition date were:

Fair value of identified assets and assumed liabilities	at August 31, 2022

Cash and cash equivalents	857
Trade receivables	841
Other assets	420
Deferred tax assets	1,531
Refundable obligations	4,504
Intangible assets (*)	6,332
Deferred tax liabilities	(2,152)
Other liabilities	(823)
Labor and social security obligations	(4,504)
Net identifiable assets acquired	7,006

The goodwill recognized amounts to R$48,742 and it includes the value of expected synergies arising from the acquisition, which is not separately recognized. The goodwill recognized is not expected to be deductible for income taxes purposes.
(*) For the purchase price allocation, the following intangible assets were identified. The valuation techniques used for measuring the fair value of separately identified intangible assets acquired were as follows:

Assets	Amount	Method	Expected amortization period

Customer list	2,212	Multi-period excess earning method	6.4 years
Technology	4,120	Relief from royalty	5 years
In addition, the Company incurred immaterial direct costs for the business combination which were expensed as incurred.

Consolidated Financial Statements	F-24

«Table of Contents | « Index to Consolidated Financial Statements

Semantix, Inc.
Notes to Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)
Revenue and profit contribution
The acquired business contributed revenues of R$6,905 and net loss of R$1,914 to the Group for the period from the acquisition date to December 31, 2022.
If the acquisition had occurred on January 1, 2022, consolidated pro-forma revenue and net loss for the period ended December 31, 2022 would have been R$274,184 and R$330,788, respectively.
Purchase consideration- cash outflow

Outflow of cash to acquire subsidiary, net of cash acquired	2022

Cash consideration	25,000
Less: cash balances acquired	857
24,143
ii) Capital reorganization
On August 3, 2022, Semantix and Alpha consummated a capital reorganization transaction (referred to as the “SPAC merger”), pursuant to which (i) Semantix Tecnologia became a wholly owned, indirect subsidiary of Semantix, (ii) Semantix Tecnologia’s shareholders became shareholders of Semantix at a pre-determined exchange ratio of 1 : 37.747 (the "Exchange Ratio"), and (iii) Alpha’s shareholders became shareholders of Semantix in exchange for the net assets of Alpha. The net assets of Alpha primarily consisted of cash and marketable securities held in a trust account and certain public and private warrants. The SPAC merger was approved at an extraordinary general meeting of Semantix Tecnologia and Alpha’s shareholders on August 2, 2022.
a) Listing expense
The SPAC merger was accounted for as a capital reorganization in accordance with IFRS, with Semantix being the accounting successor and Semantix Tecnologia being the predecessor. Under this method of accounting, Alpha is treated as the “acquired” company for financial reporting purposes. The SPAC merger was not within the scope of IFRS 3 since Alpha did not meet the definition of a business. Therefore, it was accounted for under IFRS 2, as a share-based payment transaction. Accordingly, the Group recorded a one-time non-cash expense of R$215,570. In accordance with IFRS 2, the expense represents the cost incurred in connection with achieving a listing on the Nasdaq Global Market (the "Listing Expense"). The expense is calculated as the difference between the fair value of the Semantix shares issued and the fair value of Alpha’s identifiable net assets received in exchange, as noted below:

Amount

Deemed cost of shares issued to Alpha shareholders(1)	309,566
Plus: Fair value of Alpha Earn-Out Shares(2)	25,388
Adjusted deemed cost of shares issued to Alpha shareholders	334,954
Less: Net assets of Alpha as of August 3, 2022	119,384
Listing Expense(3)	215,570

(1)Estimated fair value determined based on average quoted market price of $7.09 per share as of August 3, 2022 and foreign exchange rate reported by the Brazilian Central Bank of $1.00 to R$5.28. The Company also determined that no separate accounting was necessary with respect to the Semantix Tecnologia Earn-Out Shares as the fair value of the Semantix Tecnologia Earn-Out Shares will be inherently reflected within the quoted price of the Semantix shares, which was used in valuing the fair value of the shares deemed to be issued in exchange for the listing service. Refer to note 17 for more information on shares issued.
(2)The fair value of Alpha Earn-Out Shares (note 6 (ii)) was estimated to be $5.75 per share based on Monte Carlo simulation in a risk-neutral framework, and foreign exchange rate reported by the Brazilian Central Bank of $1.00 to R$5.28.
(3)As of December 2022, the Company reassess the application of the methodology of change in foreign exchange rates according with IAS 21 and the effects of capital reorganization considers the exchange rate of the transaction in August 3 , 2022.

Consolidated Financial Statements	F-25

«Table of Contents | « Index to Consolidated Financial Statements

Semantix, Inc.
Notes to Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)
Shareholders’ equity of Semantix Tecnologia prior to the SPAC merger is retrospectively adjusted as a capital restructuring for the equivalent number of shares received and on a pro rata basis for prior reporting periods for the purposes of calculating losses per share. Retained earnings and relevant reserves of Semantix Tecnologia are carried forward after the SPAC merger. Any difference to shareholders’ equity of Semantix Tecnologia arising from the restructuring of share capital and equity instruments issued is recorded in equity under Additional Paid-In Capital.
b) Earn-out agreements
As part of the SPAC merger, additional consideration in the form of contingent consideration, or earn-outs, of Semantix ordinary shares are applicable for the following shareholders:
1.Semantix Tecnologia shareholders (the “Semantix Tecnologia Earn-Out Shares”) are entitled to an additional 2,500,000 newly issued Semantix ordinary shares which will be issued in two equal 1,250,000 tranches based on the achievement of post-closing share price targets.
2.Former Alpha shareholders (the "Sponsors") were issued 862,500 of Semantix ordinary shares in exchange for Alpha's class B ordinary shares (the "Alpha Earn-Out Shares") upon the closing of the SPAC merger. The Alpha Earn-Out Shares will vest in two equal 431,250 tranches based on the achievement of post-closing share price targets.
The post-closing share price targets are the same for both earn-out structures above. Each tranche will vest if Semantix ordinary shares meet the targets of $12.50 and $15.00, respectively, for any 20 trading days within any consecutive 30 trading day period commencing after August 3, 2022 and ending on or prior to August 3, 2027. Further, a given share price target described above will also be achieved if there is a transaction during the relevant period that results in the Semantix ordinary shares being converted into the right to receive cash or other consideration having a per share value (in the case of any non-cash consideration, as provided in the definitive transaction documents for such transaction, or if not so provided, as determined by Semantix board of directors in good faith) in excess of the applicable post-closing share price target set forth above. In the event of the failure of the satisfaction of the price targets within a 5-year period commencing after August 3, 2022, any remaining portion of both earn-out agreements shall be forfeited.
The Semantix Tecnologia Earn-Out Shares and the Alpha Earn-Out Shares should be accounted for as a share-based payment transaction under the scope of IFRS 2 and be considered in the listing expense calculation. Further, both earn-out agreements are classified as equity-settled share-based payment under IFRS 2 and therefore classified as equity instruments as there is no option to be settled in cash.
Note 7. Cash and cash equivalents

	2022	2021

Cash and bank accounts	60,278	16,349
Short-term investments	277,742	35,800
	338,020	52,149
The increase is primarily a result of the capital reorganization. For further details please see the consolidated statement of cash flow. Other portions of the proceeds from the reorganization have been invested into short-term investments.
Financial investments have immediate convertibility characteristics in a known amount of cash and are not subject to risk of significant change in value, being recorded by the increased cost values of income earned up to the statement of financial position dates, which do not exceed their market or realization value.

Consolidated Financial Statements	F-26

«Table of Contents | « Index to Consolidated Financial Statements

Semantix, Inc.
Notes to Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)
Note 8. Trade receivables and other payables
a) Trade and other receivables
Trade receivables are amounts due from customers for services performed in the ordinary course of business. They are generally due for settlement within 30 to 60 days and are therefore all classified as current.
Trade receivables are recognized initially at the transaction price unless they contain significant financing components when they are recognized at fair value. The Group holds the trade receivables with the objective of collecting the contractual cash flows and therefore measures them subsequently at amortized cost using the effective interest method.
Trade receivables and contract assets are as follows:

	2022	2021

Trade receivables	68,040	31,651
Contract assets (a)	95,871	15,102
Expected credit loss (b)	(24,365)	(10,228)
	139,546	36,525

(a)Amounts to be received for unbilled work during the year ended December 31, 2022 and 2021.
(b)The loss allowance was calculated based on the provision matrix calculated by the Group related historical loss experienced on its trade receivables. The Group further added qualitative management overlays to arrive at management’s best estimate.
The movement for the expected credit loss balance is as follows:

	2022	2021

Opening balance as of January 1	(10,228)	(1,200)
Additions, net (i)	(15,320)	(9,028)
Foreign exchange rate	598	—
Write-off	585	—
Closing balance as of December 31	(24,365)	(10,228)

(i)    Increase on loss allowances during the year ended December 31, 2022 and 2021 refers principally to a specific client which management understands will not be recoverable.
The trade receivables by aging are distributed as follows:

	2022	2021

Current	54,112	13,561
Overdue between:
From 1 to 30 days	11,680	1,841
From 31 to 60 days	2,216	1,635
More than 61 days	32	14,614
	68,040	31,651

Consolidated Financial Statements	F-27

«Table of Contents | « Index to Consolidated Financial Statements

Semantix, Inc.
Notes to Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)
b) Trade and other payables
The breakdown of trade and other payables is as follows:

	2022	2021

Suppliers	74,621	53,951
Labor and social obligations	31,379	24,438
Other accounts payables	23	—
	106,023	78,389

Current	106,023	78,389
Note 9. Prepaid expenses and other assets
Prepaid expenses and other assets are as follows:

	2022	2021

Costs incurred for the issuance of shares (i)	—	5,159
Refundable obligations	15,640	11,166
Advance payments (ii)	16,466	515
Others	2,955	1,763
	35,060	18,603

Current	30,286	18,019
Non-current	4,774	584

(i) Refers mainly to legal and accounting advisory.
(ii) Refers mainly to insurance policy paid in advance that amounts R$15,065 and to social benefits paid in advance to employees
Note 10. Income tax
a)Current tax expense
Corporate income tax and social contribution on net income were calculated in accordance with applicable law. The Group has operations in countries with different tax regimes.
Considering that Semantix is domiciled in Cayman and there is no income tax in that jurisdiction, the combined tax rate of 34% demonstrated above is the current rate applied to Semantix Tecnologia which is the operational and main company of all operating entities of the Group in Brazil.
The corporate income tax ("IRPJ") was calculated at the basic rate of 15% on taxable income plus the additional 10%, according to specific legislation, and the social contribution on profit ("CSLL") was calculated at the rate of 9% on taxable income. The tax on profit, before tax, differs from the theoretical value that would be obtained with the use of the weighted average tax rate, applicable to the profits of Brazilian companies.

Consolidated Financial Statements	F-28

«Table of Contents | « Index to Consolidated Financial Statements

Semantix, Inc.
Notes to Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)
b)Reconciliation of income tax expense and social contribution
The tax on the Group's pre-tax profit differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities. The following is a reconciliation of income tax expense to profit (loss) for the year, calculated by applying the combined Brazilian statutory rates at 34% for the years ended December 31:

	2022	2021	2020

Loss before income tax	(338,474)	(76,115)	(20,046)

Income tax at the nominal Brazilian tax rate - 34%	115,082	25,879	6,816

Tax paid on profits of overseas subsidiaries	529	1,486	(492)
Non-deductible expenses	1,756	(1,578)	(2)
Deferred tax not recognized (b)	(147,261)	(20,433)	(6,800)
Effects from entities taxed at different taxation regimes (a)	29,488	2,445	(553)
Share-based payment	1,771	2,642	(612)
Others	7,279	(2,700)	2,255
Total adjustments	(106,438)	(18,138)	(6,204)
Effective tax rate- %	2.6%	10.2%	3.1%

Income tax as reported	8,644	7,741	612

Current income tax	(995)	(327)	(1,291)
Deferred income tax	9,639	8,068	1,903

(a) Certain eligible subsidiaries adopted the Presumed Profit Method (“PPM”) tax regime and the effect of the presumed profit of subsidiaries represents the difference between the taxation based on this method and the amount that would be due based on the statutory rate applied to the taxable profit of the subsidiaries. Additionally, some entities adopt different taxation regimes according to the applicable rules in their jurisdictions.
The tax expense was determined based on the Brazilian corporate income tax (CIT) rate considering that, currently, the main operation is in Brazil. This table reconciles the expected income tax expense, computed by applying the combined Brazilian tax rate of 34%, to the actual income tax expense.
Unrecognized deferred taxes
(b) Unrecognized deferred tax assets correspond to the tax benefit related to future utilization of net operating losses of the Group. In that case, the deferred tax asset was not recognized due to the lack of expectation of utilization of such net operating losses in the foreseeable future. The net operating loss not recognized for the Brazilian entities are in the amount of R$106,408 (December 31, 2021 - R$39,231 and December 31,2020 - R$24,560).
c)    Deferred tax assets

	Balance as of January 1, 2022	Acquired in business combinations	Recognized in profit or loss	Balance as of December 31, 2022

Bonus provision	1,752	—	1,615	3,367
Contingency	5,304	1,531	1,552	8,387
Right of use asset	1,248	—	462	1,710
Impairment of trade receivables	145	—	4,262	4,407
Stock option plan	3,249	—	1,368	4,617
Deferred tax assets	11,698	1,531	9,259	22,488

Consolidated Financial Statements	F-29

«Table of Contents | « Index to Consolidated Financial Statements

Semantix, Inc.
Notes to Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)

	Balance as of January 1, 2021	Recognized in profit or loss	Balance as of December 31, 2021

Bonus provision	834	918	1,752
Contingency	2,994	2,310	5,304
Right of use asset	777	471	1,248
Stock option plan	—	3,249	3,249
Impairment of trade receivables	33	112	145
Total	4,638	7,060	11,698
d)    Deferred tax liabilities

	Balance as of January 1, 2022	Acquired in business combinations	Recognized in profit or loss	Balance as of December 31, 2022

Effect of changes in foreign exchange rates	(145)	—	(10)	(155)
Net gain or loss on hedge instruments	(455)	—	(1,126)	(1,581)
Acquisition of subsidiaries	(6,429)	(2,152)	1,388	(7,193)
Total	(7,029)	(2,152)	252	(8,929)

	Balance as of January 1, 2021	Acquired in business combinations	Recognized in profit or loss	Balance as of December 31, 2021

Effect of changes in foreign exchange rates	(54)	—	(91)	(145)
Net gain or loss on hedge instruments	(455)	—	—	(455)
Acquisition of subsidiaries	(6,429)	—	—	(6,429)
Total	(6,938)	—	(91)	(7,029)

Consolidated Financial Statements	F-30

«Table of Contents | « Index to Consolidated Financial Statements

Semantix, Inc.
Notes to Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)
Note 11. Intangible assets, net
Details of intangible assets and changes in the Group's intangible assets balances are presented below:

	Goodwill	Software	Brands	Contract with customers	Development costs	Total

Cost
On January 1, 2021	24,854	5,047	8,823	7,237	14,124	60,085
Additions: internal development	—	3,000	—	—	18,182	21,182
Acquisitions	—	67	—	—	—	67
Transfer	—	(928)	—	—	928	—
As of December 31, 2021	24,854	7,186	8,823	7,237	33,234	81,334

On January 1, 2022	24,854	7,186	8,823	7,237	33,234	81,334
Additions: internal development	—	—	—	—	36,849	36,849
Acquisitions	—	87	—	—	—	87
Acquired from business combination (nota 6 (i))	48,742	4,120	—	2,212	—	55,074
As of December 31, 2022	73,596	11,393	8,823	9,449	70,083	173,344

Accumulated amortization

On January 1, 2021	—	(474)	(14)	(74)	—	(562)
Amortization	—	(869)	(176)	(239)	(4,860)	(6,144)
As of December 31, 2021	—	(1,343)	(190)	(313)	(4,860)	(6,706)

On January 1, 2022	—	(1,343)	(190)	(313)	(4,860)	(6,706)
Amortization	—	(1,148)	(293)	(828)	(13,839)	(16,108)
As of December 31, 2022	—	(2,491)	(483)	(1,141)	(18,699)	(22,814)

Book value
As of December 31, 2021	24,854	5,843	8,633	6,924	28,374	74,628
As of December 31, 2022	73,596	8,902	8,340	8,308	51,384	150,530
There were no events or changes in circumstances that indicate that the carrying amount of intangible assets with finite useful life may not be recoverable and therefore no impairment charges were recorded for the years 2022 and 2021.
Impairment tests for goodwill
Given the interdependency of cash flows and the merger of business practices during 2022, the Group reassess the recovering amount and all Group’s entities are considered a single cash generating unit (“CGU”) and, therefore, a goodwill impairment test is performed at the single operating level. Therefore, the carrying amount considered for the impairment test represents the Company’s equity.
The Group tests whether goodwill has suffered any impairment on an annual basis or more frequently if there is an impairment indicator. For the years ended December 31, 2022, the recoverable amount of the single CGU was determined based on value-in-use calculations which require the use of assumptions. The calculations use cash flow projections based on financial budgets approved by management covering a four-year period.
Cash flows beyond the five-year period are extrapolated using the estimated growth rates, which are consistent with forecasts included in industry reports specific to the industry in which the Group operates.

Consolidated Financial Statements	F-31

«Table of Contents | « Index to Consolidated Financial Statements

Semantix, Inc.
Notes to Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)
The Group performed its annual impairment test as of December 31, 2022 which did not result in the need to recognize impairment losses on the carrying value of goodwill.
Key assumptions used in value-in-use calculations and sensitivity to changes in assumptions are:

Assumption	Approach used to determining values

Sales volume	Average annual growth rate over the five-year forecast period; based on past performance and management’s expectations of market development.
Budgeted gross margin	Based on past performance and management’s expectations for the future.
Operating costs	Fixed costs of the CGUs, which do not vary significantly with sales volumes or prices. Management forecasts these costs based on the current structure of the business, adjusting for inflationary increases but not reflecting any future restructurings or cost-saving measures. The amounts disclosed above are the average operating costs for the five-year forecast period.
Annual capital expenditure	Expected cash costs in the CGUs. This is based on the historical experience of management, and the planned refurbishment expenditure. No incremental revenue or cost savings are assumed in the value in use model as a result of this expenditure
Long-term growth rate	This is the weighted average growth rate used to extrapolate cash flows beyond the budget period. The rates are consistent with forecasts included in industry reports.
Pre-tax discount rates	Reflect specific risks relating to the relevant segments and the countries in which they operate.
The long-term growth rate utilized in the impairment test of goodwill is 3.34%.
Discount rates represent the current market assessment of the risks specific to the Group, taking into consideration the time value of the money and risks of the underlying assets that have not been incorporated in the cash flow estimates. The discount rate calculation is based on the specific circumstances of the Group and is derived from its weighted average cost of capital (WACC) results in 20.87%. The WACC taking into account both debt and equity. The cost of equity is derived from the expected return on investment by the Group’s investors. The cost of debt is based on the interest-bearing borrowings the Group has. Adjustments to the discount rate are made to factor in the specific amount and timing of the future tax flows in order to reflect a pre-tax discount rate.The average pre-tax discount rate applied to cash flow projections is 26.98%.

Consolidated Financial Statements	F-32

«Table of Contents | « Index to Consolidated Financial Statements

Semantix, Inc.
Notes to Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)
Note 12. Property, plant and equipment, net
The changes in the Group's property and equipment balance are shown in the table below:

	Furniture and fixtures	IT and telecom equipment	Leasehold improvements	Total

Cost
As of January 1, 2021	1,500	1,713	1,691	4,904
Additions	26	574	18	618
Disposals	(4)	(74)	(12)	(90)

As of December 31, 2021	1,522	2,213	1,697	5,432
Additions	134	260	126	520
Acquired from business combination	—	229	—	229

As of December 31, 2022	1,656	2,702	1,823	6,181

Accumulated depreciation
As of January 1, 2021	(252)	(699)	(241)	(1,192)
Depreciation	(141)	(374)	(170)	(685)

As of December 31, 2021	(393)	(1,073)	(411)	(1,877)
Depreciation	(157)	(499)	(175)	(830)

As of December 31, 2022	(550)	(1,572)	(586)	(2,707)

Balance at December 31, 2021	1,129	1,140	1,286	3,555

Balance at December 31, 2022	1,106	1,130	1,237	3,474
There were no events or changes in circumstances that indicate that the carrying amount of property and equipment may not be recoverable; therefore, no impairment charges were recorded for the years 2022 and 2021.
Note 13. Leases
The statement of financial position shows the following amounts relating to leases:

	2022	2021

Right-of -use asset
Office buildings	2,106	2,976

Lease liabilities	2,433	3,344

Current	1,292	1,094
Non-Current	1,141	2,250

Consolidated Financial Statements	F-33

«Table of Contents | « Index to Consolidated Financial Statements

Semantix, Inc.
Notes to Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)
The following are the initial impacts on the consolidated statement of financial position on December 31, 2022 and 2021 and its movements for the years 2022 and 2021:

	2022	2021

Lease liabilities
Opening balance	3,344	3,205
New lease agreements	—	1,728
Remeasurement	262	(429)
Interest accrued	227	266
Payment of Interest	—	(266)
Payment of principal	(1,400)	(1,160)
Closing balance	2,433	3,344

	2022	2021

Right of use asset
Opening balance	2,976	2,780
New lease agreements	—	1,728
Remeasurement(i)	211	(411)
Depreciation	(1,081)	(1,121)
Closing balance	2,106	2,976

(i)     Refers to a discount obtained by reducing leased space in the Company's headquarters in 2021.

	2022	2021

Depreciation charge of ROU during the year	1,081	1,121
Interest expense (included in finance cost)	227	266
Expense relating to short-term leases and low value assets	—	304
Total	1,308	1,691

Consolidated Financial Statements	F-34

«Table of Contents | « Index to Consolidated Financial Statements

Semantix, Inc.
Notes to Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)
Note 14. Loans and borrowings
Loans and financing operations are summarized as follows:

Liabilities	Interest rate	Currency	Maturity	2022	2021

Banco Daycoval S.A.	12.01% per annum	Brazil	2024	—	8,188
Itaú Unibanco S.A.	10.34% per annum	Brazil	2024	—	8,131
Banco Bradesco S.A.	8.44% per annum	Brazil	2025	—	10,098
Banco Bradesco S.A.	CDI + 4.10% per annum	Brazil	2026	—	10,060
Banco do Brasil S.A.	CDI +5.20% per annum	Brazil	2025	—	15,103
Citibank, N.A.	CDI+4.53% per annum	USD	2025	—	21,096
Itaú Unibanco S.A. – Nassau Branch	12.28% per annum	EUR	2025	12,061	19,167
Banco BMG S.A.	CDI +6.32% per annum	Brazil	2023	3,130	9,344
Banco BTG Pactual S.A.	CDI +5.15% per annum	Brazil	2024	—	30,049
Itaú Unibanco S.A.	12.15% per annum	Brazil	2025	433	353
Banco do Brasil S.A.	CDI + 5.30% per annum	Brazil	2025	—	15,005
Banco Santander S.A.	5.98% per annum	Brazil	2024	25,000	—
Citibank, N.A.	3.62% per annum	USD	2025	—	—
Itaú Unibanco S.A. – Nassau Branch	3.05% per annum	USD	2026	8,921	—
Banco Bradesco S.A.	14.77% per annum	Brazil	2026	29,126	—
Itaú Unibanco S.A. – Nassau Branch	3.66% per annum	USD	2022	—	—
Total				78,671	146,594

Current				31,001	44,060
Non-current				47,670	102,534
The following table shows the changes in loans and borrowings during the year:

	2022	2021

Opening balance at January 1,	146,594	30,038

Funds from loans and borrowings	122,015	120,175
Payment of loans	(189,513)	(9,843)
Interest paid	(29,495)	(4,850)
Accrued interest	29,070	11,074

Closing balance at December 31,	78,671	146,594
On January 14, 2022, the Group entered into a loan agreement with Banco Santander (Brasil) S.A. in the amount of R$30.0 million, with interest accruing at a rate per annum equal to CDI plus 5.98% and maturing on December 30, 2024. This loan is secured by a standby letter of credit issued by Banco Santander (Brasil) S.A., as well as receivables from trade bills and financial investments.
On January 31, 2022, the Group entered into a loan agreement with Citibank, N.A. in the amount of US$2.1 million, with interest accruing at a rate per annum equal to 3.62% and maturing on December 30, 2025. A swap was contracted to hedge against foreign exchange rate, converting the financial charges of the loan (3.62% per annum) into an effective annual rate of CDI plus 5.16%. This loan is secured by a standby letter of credit issued by Banco Citibank S.A., as well as receivables from financial investments. In addition, this loan is guaranteed by Semantix Participações. The loan was settled in the period of 2022.

Consolidated Financial Statements	F-35

«Table of Contents | « Index to Consolidated Financial Statements

Semantix, Inc.
Notes to Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)
On March 4, 2022, the Group entered into a loan agreement with Banco Bradesco SA in the amount of R$30.0 million, with interest accrued at an annual rate equal to 14.77% per annum, maturing on March 4, 2026. The loan is guaranteed by receivables from trade notes and financial investments.
On March 7, 2022, the Group entered into a loan agreement with Itaú Unibanco S.A. – Nassau Branch, in the amount of US$2.0 million (R$10.0 million), with interest accruing at a rate per annum equal to 3.05% and maturing on February 18, 2026. The Group contracted a swap to hedge against foreign exchange rate, converting the financial charges of the loan (3.05% per annum) into an effective annual rate of 16.35%. This loan is secured by a standby letter of credit issued by Itaú Unibanco S.A., as well as receivables from financial investments and derivative financial instruments.
On May 19, 2022, the Group entered into a loan agreement with Itaú Unibanco S.A. – Nassau Branch, in the amount of US$8.1 million (R$40.0 million), with interest accruing at a rate per annum equal to 3.66% and maturing on November 21, 2022. The Group contracted a swap to hedge against foreign exchange rate, converting the financial charges of the loan (3.66% per annum) into an effective annual rate of 19.71%. This loan is secured by a standby letter of credit issued by Itaú Unibanco S.A., as well as receivables from financial investments and derivative financial instruments. The loan was settled in the period of 2022.
Certain loans and borrowings are subject to financial covenants, which have certain performance conditions. Details of the compliance of the Group's financial covenants are set out in note 24.
Note 15. Deferred consideration, contingent liabilities and others
The breakdown of deferred consideration, contingent liabilities and others are as follows:

	2022	2021

Accounts payable from acquisition of subsidiaries (i)	29,814	4,959
Contingent liabilities (ii)	24,669	16,221
Contract liabilities	1,672	1,291
Onerous Contracts (iii)	—	7,772
Contingent consideration (iv)	3,248	—
Other liabilities	4,512	872
	63,915	31,115

Current	28,341	14,628
Non-current	35,574	16,487

(i)    From the total amount, R$27,500 is related to deferred consideration of the business combination of Zetta. Refer to note 6(i).
(ii)    The Group has contingent liabilities related to social security issues resulting from the normal course of the business. The recognized provision reflects the Management’s best estimate of the most likely outcome. The Group understands that the provision recognized is enough to cover the probable losses and Management evaluates and updates the amount on a periodic basis, as needed. There is no contingency classified as possible by the Group. The change in contingent liabilities is solely comprised of an increase of R$6,719 on December 31, 2022. There were no reversals to the provisions during the period.
(iii)    The Group reversed the total amount recorded related to the provision of an onerous contract in the amount of $1.4 million in May 2021, with a third party from an unavoidable cost to acquire licenses which will be due in 2022. The provision was measured by the lowest cost to settle the liability. The Group concluded negotiation with this third party which resulted in the forgiveness of the amount owed and the reversion of the provision.
(iv)    The amount consists of contingent consideration related to the business combination of Zetta (refer to note 6 (i)).

Consolidated Financial Statements	F-36

«Table of Contents | « Index to Consolidated Financial Statements

Semantix, Inc.
Notes to Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)
Note 16. Derivatives and hedge activities
The Group is exposed to certain risks relating to its ongoing business operations. The primary risks managed using derivatives instruments are foreign currency risk. The Group’s risk management strategy and how it is applied to manage risk are explained in note 24(b). Therefore, the derivative financial instruments are not speculative. See below the composition of the derivative financial instruments portfolio (assets and liabilities) by type of instrument, stated fair value, maturity date and index.

	2022	2021

Non-current assets
Swaps instruments before hedging	—	1,308
Total non-current derivative financial instrument assets	—	1,308

Non-current liabilities
Interest rate swaps - cash flow hedges
Itaú Unibanco S.A. EUR	2,554	—
Itaú Unibanco S.A. USD	972	—
Derivative warrants liabilities	2,886	—
Total non-current derivative financial instrument liabilities	6,412	—
The following amounts were recognized in profit or loss in relation to derivatives:

	2022	2021

Gain on derivative financial instruments	21,160	6,080
a) Derivative warrant liability
As part of the SPAC merger, each issued and outstanding warrant to purchase Alpha class A ordinary shares was converted into the right to purchase one Semantix ordinary share at an exercise price of $11.50 per share (“Semantix Warrants”), subject to the same terms and conditions existing prior to such conversion. These warrants are considered financial instruments (derivatives) and are recorded at fair value through profit or loss.
Upon the completion of the SPAC merger, there are 18,499,984 Semantix Warrants outstanding, of which 11,499,984 are public warrants (“Public Warrants”) listed on NASDAQ and 7,000,000 are private placement warrants held by certain former Alpha shareholders ("Private Placement Warrants").
Public Warrants
The Public Warrants became exercisable on September 2, 2022 and will expire on the earlier of August 3, 2027 or upon redemption or liquidation, in accordance with their terms. The fair value of the Public Warrants was determined using the market trading price as of December 31, 2022, which was R$5.21 per share.
Private Placement Warrants
The Private Placement Warrants are identical to the Public Warrants in all material respects, except that the Private Placement Warrants, so long as they are held by certain former Alpha shareholders or its permitted transferees:
(i)will not be redeemable by the Company,
(ii)may not, subject to certain limited exceptions, be transferred, assigned or sold by the holders until September 2, 2022,
(iii)may be exercised by the holders on a cashless basis, and
(iv)will be entitled to registration rights.

Consolidated Financial Statements	F-37

«Table of Contents | « Index to Consolidated Financial Statements

Semantix, Inc.
Notes to Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)
The fair value of Private Placement Warrants was determined using the market trading price as at December 31, 2022, which was R$5.21 per share. The fair value calculation methodology was determined to be the same as the Public Warrants as both financial instruments have the same material rights and characteristics (i.e., both give the right to purchase one Semantix ordinary share for the same price with the same exercisable period).
The Group has recognized the following warrant obligations:

	Public Warrants	Private Placement Warrants	Total

Initial recognition at August 3, 2022	17,576	10,698	28,274
Change in fair value	(15,781)	(9,606)	(25,387)
Balance at December 31, 2022	1,795	1,092	2,886
b) Derivatives designated as hedging instruments
Cash flow hedges - Foreign currency risk
During 2021 and 2022, the Group entered into loans denominated in foreign currency and in order to protect against the risk of change in the foreign exchange rates entered into derivative financial instruments (swap and non deliverable forward "NDF") with Itau and Citibank (see note 14) that was elected as hedging instruments.
The cash flow hedge strategies of the Group consist of hedging exposure to variations in cash flows, in interest payment and currency exposure which are attributable to changes in interest rates on recognized and unrecognized assets and liabilities.
The effects of hedge accounting on the financial position and performance of the Group are presented below:

					2022
	Hedge item			Hedge instrument
	Book value		Variation in value recognized in income		Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities		Notional value

Strategies
Interest rate and foreign exchange risk
Swap-NDF	—	21,010	1,507	27,188	(2,831)
Total	—	21,010	1,507	27,188	(2,831)
There was no ineffectiveness during 2022 in relation to the cash flow hedge.
The Group’s hedging reserves relate to the following hedging instruments:

Cost of Hedging reserve

Change in fair value of hedging instrument recognized in OCI	3,341
Closing balance as of December 31, 2022	3,341
For the year ended December 31, 2022, the swap contract that was designated as a hedging instrument was settled and the amount of R$1,292 previously accumulated in Other comprehensive income was reclassified to profit or loss, presented in financial income and expenses.

Consolidated Financial Statements	F-38

«Table of Contents | « Index to Consolidated Financial Statements

Semantix, Inc.
Notes to Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)
Note 17. Equity
a)    Share capital
The following table illustrates the shareholders’ equity of the Company after being retrospectively adjusted by the share split in line with capital restructuring of the Group in conjunction with the SPAC merger consummated on August 3, 2022:

Ordinary authorized and issued shares	Number of shares	Share capital	Additional Paid-in Capital

As of January 1, 2020 (pre-recapitalization)	1,623	55,798	—
Add: Capital contribution	65	65	—
Less: Conversion	(45)	(45)	—
Subtotal	1,643	55,818	—
Recapitalization of Semantix Tecnologia (1:37.747 exchange ratio)*	60,358	—	—
As of December 31, 2020 (recapitalized)	62,000	55,818	—

As of January 1, 2021 (pre-recapitalization)	1,643	55,818	—
Recapitalization of Semantix Tecnologia (1:37.747 exchange ratio)*	60,358	—	—
As of December 31, 2021 (recapitalized)	62,000	55,818	—

As of January 1, 2022 (pre-recapitalization)	1,643	55,818	—
Recapitalization of Semantix Tecnologia (1:37.747 exchange ratio)*	60,358	(55,490)	55,490
Total - recapitalized	62,000	328	55,490
Acquisition of Alpha**	18,492	98	817,281
As of December 31, 2022	80,492	425	872,771

*    In connection with the SPAC merger, each of the Semantix Tecnologia shareholders contributed their ordinary and preferred shares into the Company in exchange for Semantix ordinary shares. In addition, each outstanding vested option to purchase Semantix Tecnologia class A preferred shares were “net exercised” in full and such net number of Semantix Tecnologia class A preferred shares was converted into a number of Semantix ordinary shares in accordance with the Exchange Ratio. Semantix Tecnologia’s shareholders were issued million new ordinary shares of Semantix in exchange for the 1.6 million outstanding ordinary and preferred Semantix Tecnologia shares in accordance with the Exchange Ratio.
**    All Alpha ordinary shares outstanding were exchanged into Semantix ordinary shares. New shares were issued for an aggregate subscription price equal to the net asset value of Alpha as of August 3, 2022 (i.e., cash received from Alpha’s cash held in the Trust account of R$179,037, cash received from certain private investors through Alpha of R$494,826 less the fair value of the Semantix Warrants and certain transaction costs incurred, totaling R$615,634), transaction expenses incurred by Semantix of R$13,826 and the Listing Expense of R$215,570 (refer to note 6 (ii) for more detail). The composition of the shares issued is as follows:

Share Class	Quantity of shares

Public shares	3,377,561
Founder shares	5,750,000
PIPE shares	9,364,500
Total	18,492,061
(i) Ordinary shares
The ordinary shares have a par value of $0.001 and are entitled to one vote per share in the Company’s deliberations.
b) Capital reserve and stock repurchase plan
The Group operates equity-settled stock option plan that are designed to provide long-term incentives for selected directors and employees to deliver long-term shareholder returns. Refer to note 19 for more details.
On November 22, 2022 the Board of Directors approved a Stock Repurchase Plan. Under the plan, Semantix, Inc. may repurchase up to US$5 million of ordinary shares of the Company over period of one year. As of December 31, 2022, the company purchased 112,000 shares in a total amount of US$95 (equivalent to R$508 thousand), which were acquired at an average price of US$0.85 per share, with prices ranging from US$0.68 to US$0.98.

Consolidated Financial Statements	F-39

«Table of Contents | « Index to Consolidated Financial Statements

Semantix, Inc.
Notes to Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)
c) Other comprehensive income
Other comprehensive income is comprised of changes in the fair value of financial derivatives assets and financial derivatives liabilities at fair value through other comprehensive income, while these financial derivatives are not realized. Also includes gains (losses) on foreign exchange variation of investees located abroad.
Note 18. Non-controlling shareholders
The interest attributable to non-controlling shareholders was calculated based on the percentage of 50% on the total shareholders equity of Tradimus.
Set out below is summarized financial information for NCI that are material to the Group:

Summarised statement of financial position	Tradimus
	2022	2021

Current assets	5,677	4,529
Current liabilities	(1,006)	(464)
Current net assets	4,671	4,065

Non-current assets	6,280	9,987
Non-current liabilities	(2,660)	(2,478)
Non-current net assets	3,620	7,509

Net assets	8,291	11,574

Accumulated NCI	4,146	5,787

Summarised statement of comprehensive income	Tradimus
	2022	2021

Revenue	3,016	2,220
Profit / (loss) for the year	2,876	(979)

Loss allocated to NCI	(1,438)	(360)
Transactions with non-controlling interests
Tradimus
•On December 30, 2020, Tradimus and Excella Gestão de Saúde Population Ltda. (“Excella”), a subsidiary of Caledonia S.A., a third-party health service management company, entered into a contract pursuant to which Excella undertook the obligation to invest at the minimum R$10.0 million in Tradimus, subject to the fulfillment of certain conditions. On March 5, 2021, this investment was approved by the Brazilian antitrust regulator. On May 26, 2021, Excella became a shareholder of Tradimus, holding a 50.0% stake, thus effectively diluting Semantix’s stake in Tradimus. As of December 31, 2021, the Group has received R$5.0 million which correspond to the 50% of the total investment. The remaining 50% will be received in 2022 as agreed by the Group and Excella.

Consolidated Financial Statements	F-40

«Table of Contents | « Index to Consolidated Financial Statements

Semantix, Inc.
Notes to Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)
Note 19. Stock option plan
During 2021, The Board of Directors approved the “Option Plan” that provides share-based compensation to selected directors and employees as an equity-settled stock-option plan. The plan includes options to 45,000 preferred shares from the Company.
The fair value of the share-based compensation plan was estimated through the use of the Black & Scholes Model with the following assumptions:
•Expected exercise: Represents the period in which the compensation related to the Option Plan should remain outstanding and was based on the average of the earliest date at which an option could be exercised which is the end of the vesting period and the date of the contractual life.
•Expected volatility: Expected volatility between 60% and 55% using historical and implied stock price volatility from guideline companies, adjusted for size and leverage.
•Risk-free interest rate: The risk free interest rate used on the model was calculated based on Brazil Sovereign Curve. The risk free used was 6.9% and 8.1%.
•Exercise price: The exercise price is defined by the Board of Directors for each grant.Value of the underlying asset: The Value of the Underlying Asset (in this case, the shares issued by the Company) is measured using the implied per share value based on a total equity value of US$620 million.
The exercise of the options granted is subject to the minimum vesting periods of 3 years as detailed below:
•25% of the options as from 12 months after the execution of the option contract;
•30% of the options after 24 months since the execution of the option contract;
•45% of the options after 36 months after the execution of the option contract, until reaching 100% (total).
The options granted under this plan are personal and non-transferable, whether or not the vesting periods have elapsed. The holder of the option has a maximum period of 5 years to exercises its options.
The expense related to the share-based payments plan for the year ended December 31, 2022 was R$4,025 (2021—R$7,757, in addition with R$6,442 related to the acquisition of LinkAPI) with its corresponding entry to shareholders’ equity.
Set out below are summaries of options granted under the plan:

	Number of Options (thousand)	Weighted average exercise price

At December 31, 2020	15	14.83
Options Granted	10	220.38
At December 31, 2021	25	93.26
Forfeited(i)	(10)	186.92
Exercised(ii)	(5)	54.57
At December 31, 2022	10	25.19

(i)    This represents options held by participants who left the Group and did not exercise the options already vested, and with no future right to exercise.
(ii)    Exercise of vested options by participants in the Stock Option Plan, in accordance with the Plan’s predetermined rules. For the period ended December 31, 2022, the Group received R$276 regarding the exercise of 5,063 options.
As of December 31, 2022, there were 14,300 options granted of which 6,760 options were vested and 7,540 options were unvested (December 31, 2021 - 24,900 granted options of which 3,850 were vested and 21,050 were unvested).

Consolidated Financial Statements	F-41

«Table of Contents | « Index to Consolidated Financial Statements

Semantix, Inc.
Notes to Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)
As of December 31, 2022, there was R$6,774 (December 31, 2021 - R$14,289), of remaining unrecognized compensation cost related to unvested stock options to the Group’s employees. This cost will be recognized over an estimated remaining graded period of 3 years. Total unrecognized compensation cost will be adjusted for future changes in estimated forfeitures.
Note 20. Revenues
a)Disaggregation of revenue from contracts with customers
The Group revenue derives mostly from the resale of third-party software, proprietary software as a services and AI & data analytics services rendered. Disaggregation of revenue by major product lines are as follows:

	2022	2021	2020

Third-party software	176,714	139,726	86,588
Deductions on third-party software	(15,952)	(8,421)	(5,373)
Revenue from Third-party software	160,762	131,305	81,215

AI & data analytics services	49,786	43,392	38,157
Deductions on AI & data analytics services	(3,688)	(2,852)	(2,482)
Revenue from AI & data analytics services	46,098	40,540	35,675

Proprietary software as a service (SaaS)	58,316	42,536	6,220
Deductions on proprietary software as a service (SaaS)	(3,392)	(2,786)	(374)
Revenue from proprietary software as a service (SaaS)	54,924	39,750	5,846

Other revenue	331	69	803
Deductions on Other revenue	(22)	(5)	(86)
Other revenue	310	64	717
Total revenue	262,094	211,659	123,453
b)Contract assets and deferred revenue related to contracts with customers
The Group has recognized the following contract assets and deferred revenue related to contracts with customers:

	2022	2021	2020

Current contract assets relating to third-party software	95,871	15,102	2,071
Total contract assets	95,871	15,102	2,071

Contract liabilities relating to SaaS	1,672	1,291	1,847
Total contract liabilities	1,672	1,291	1,847
c)Disaggregation by geographic location
(i)Segment revenue by region

	2022	2021	2020

Brazil	237,004	186,279	96,929
Latin America (other than Brazil)	24,762	16,984	13,819
United States of America	328	8,396	12,705
Total	262,094	211,659	123,453

Consolidated Financial Statements	F-42

«Table of Contents | « Index to Consolidated Financial Statements

Semantix, Inc.
Notes to Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)
For the year ended December 31, 2022, 39% of the revenue is represented by six of our major clients (six clients represents 40% of the Group's revenue the year ended December 31, 2021, and seven clients represents 48% of the Group’s revenue the year ended December 31, 2020).
(ii)Segment non-current assets by region
From the total of non-current assets other than financial instruments and deferred tax assets, 100% is located in Brazil as of December 31, 2022 (2021- 100% at Brazil).
Note 21. Costs and expenses by nature
The operating costs and expenses by nature incurred for the years 2022 , 2021 and 2020 are as follows:

	2022	2021	2020

Personnel	149,513	97,561	57,810
IT and hosting expenses	12,491	6,386	3,870
Transaction Expense (i)	248,768	—	—
Outsourced services	33,282	26,637	5,991
Traveling	2,806	123	449
Depreciation and amortization	17,816	7,950	2,308
Facilities	16,024	10,557	3,805
Licenses held for sale write-off	—	1,681	—
Expected losses	14,735	8,950	472
Accounts receivable write-off	585	9,415	—
Cost of third party licenses sold	111,642	92,493	65,738
Tax expenses	4,640	1,473	709
Onerous contract (reversion)/provision (ii)	(7,772)	7,745	—
Write-off of creditor invoice (iii)	(4,300)	—	—
Other	12,758	1,823	305
Total	612,988	272,794	141,457

(-) Cost of services provided	31,685	26,673	17,150
(-) Cost of sales of goods	111,642	98,781	68,322
(-) Sales and marketing expenses	70,355	36,693	14,288
(-) General and administrative expenses	115,544	81,522	33,082
(-) Research and development	33,160	19,920	7,876
(-) Listing expenses (i)	215,570	—	—
(-) Other expenses (i)	35,032	9,205	739
Total	612,988	272,794	141,457

(i)    This represents expenses related to the SPAC merger, corresponding to R$215,570 related to the Listing Expenses and R$ 33,198 related to non-capitalized expense in year ended December 31, 2022. Please refer to note 6 (ii) for more details on the SPAC merger.
(ii)    Refers to one onerous contract recognized in May 2021 that was reverted in 2022, please refer to note 15 for more details.
(iii)    In 2022, the Group concluded negotiation with one of its suppliers which resulted in the forgiveness of the amount owed of approximately $800 thousand, corresponding to R$4.300.

Consolidated Financial Statements	F-43

«Table of Contents | « Index to Consolidated Financial Statements

Semantix, Inc.
Notes to Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)
Note 22. Financial income and expenses

	2022	2021	2020

Interest income from financial assets	23,115	1,912	479
Foreign exchange gains	6,185	3,215	2,124
Fair value of derivative financial instrument	—	1,308	—
Gains from fair value of derivative financial instruments	25,660	—	—
Other financial income	2	93	7
Total financial revenues	54,962	6,528	2,610

Foreign exchange losses	(2,725)	(7,196)	(3,219)
Losses from fair value of derivative financial instruments	(4,500)	—	—
Interest on loans	(29,070)	(11,074)	(927)
Interest on leases	(278)	(266)	(287)
Other financial expenses	(5,969)	(2,972)	(219)
Total financial expenses	(42,542)	(21,508)	(4,652)
		—
Financial result	12,420	(14,980)	(2,042)

Note 23. Related parties
Balances and transactions between the Group and its subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note.
Key management compensation
Key management personnel include all group directors. The compensation paid or to be paid to key management personnel is as follows:

	2022	2021	2020

Short-term compensation (salaries and social charges)	8,199	6,343	3,638
Long-term incentive (stock option plan)	864	1,170	604
	9,063	7,513	4,242
Other than the above, there were no reportable transactions between the Group and members of the key management personnel and their close family members during the year ended December 31, 2022, 2021 and 2020.

Consolidated Financial Statements	F-44

«Table of Contents | « Index to Consolidated Financial Statements

Semantix, Inc.
Notes to Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)
Note 24. Financial instruments by categories
a)Classification of financial instruments
The classification of financial instruments measured at amortized cost is presented in the following table:

	2022			2021
	Measured at amortized cost			Measured at amortized cost
	Financial Assets	Receivables and other	Financial Liabilities	Financial Assets	Receivables and other	Financial Liabilities

Assets
Financial investments	338,020	—	—	52,149	—	—
Trade receivables, contract assets and other, net	—	43,675	—	—	36,525	—

Liabilities
Suppliers	—	—	74,621	—	—	53,951
Deferred consideration, contingent liabilities and others	—	—	63,915	—	—	31,115
Lease liabilities	—	—	2,433	—	—	3,344
Loans and borrowings	—	—	78,671	—	—	146,594

Total	338,020	43,675	219,640	52,149	36,525	235,004
Using the discounted cash flow method, the Company calculated a fair value of 67,853 for the loans for December 31, 2022 (December 31,2021 - R$126,092). The difference between the amount presented in the financial statements at amortize cost and the fair value calculated based on discounted cash flows is due to the increase in the Brazilian basic interest rate (SELIC) which rose from 10.75% in January 2021 to 13.75% by December 2022. The discount rate used was 0.90% per month for fixed-rate loans and 0.90% for floating-rate loans. The calculation of discount rates was determined from loan agreements obtained by the Company for December 2022 in order to represent a reflection of the market as of the balance sheet date.
The fair value of the Company’s other financial liabilities and financial assets is close to or equal to the amortized cost.
Derivative financial instruments
During 2022 and 2021, the Group entered into loans denominated in foreign currency and in order to protect against the risk of change in the foreign exchange rates entered into derivative financial instruments (swap) with Itau and Citibank (see note 14). Therefore, they are not speculative. There is no fair value of the derivatives financial instruments as of December 31, 2022.
The following amounts were recognized in profit or loss in relation to derivatives:

	2022	2021	2020

Gain on derivative financial instruments	4,228	1,308	—
Gain on derivative warrants liabilities	25,387	—	—
b)Financial risk management
Financial risk factors
The Group's activities expose it to various financial risks: market risk (including foreign exchange risk), credit risk and liquidity risk. The Group's global risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on financial performance.

Consolidated Financial Statements	F-45

«Table of Contents | « Index to Consolidated Financial Statements

Semantix, Inc.
Notes to Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)
Risk management is carried out by the financial board, according to the policies approved by the Board of Directors. The financial board identifies, evaluates and protects the Group against any financial risks. The board provides written principles for overall risk management, as well as policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, the use of derivative and non-derivative financial instruments, and investment of excess liquidity.
(i)Market risk
(a)Foreign exchange risk
The Group operates internationally and is exposed to foreign exchange currency risk arising from exposures to some currencies other than the functional currency.
The following table shows the balance in other currency translated into Brazilian reais:

	2022			2021
	COP	MXN	USD	USD	MXN	USD

Trade receivables and other, net	2,146	11,852	—	2,353	3,061	—
Trade and other payables	(550)	(10,123)	(44,067)	(492)	(4,288)	(7,635)
The aggregate net foreign exchange losses recognized in the consolidated statement of profit or loss were:

	2022	2021	2020
	BRL	BRL	BRL

Total net foreign exchange (losses) recognized in profit before income tax for the period	3,460	(3,981)	(1,095)
Sensitivity
As of December 31, 2022 and 2021, the sensitivity analysis was carried out on the balances exposed to the effects of foreign exchange variation, based on the expectation of currency variation as disclosed by the Brazilian Central Bank.
A change in exchange rate at the reporting date would have increased (decreased) the balance by the amounts shown below:

	2022			2021
	COP	MXN	USD	COP	MXN	USD

Increase in exchange rate in 10%	1,755	1,901	(48,473)	2,407	(1,350)	(8,398)
Decrease in exchange rate in 10%	1,436	1,556	(39,660)	1,675	(1,105)	(6,871)
(b)Interest rate risk
The interest risk arises from the possibility of the Group incurring losses due to fluctuations in interest rates in respect of fair value of future cash flows of a financial instrument.
The main exposure of the Group to interest rate risk is related to loans and financing payable subject to variable interest rate, principally the CDI (Interbank Deposit Certificates) rate of Brazil. Our investments are made for capital preservation purposes and the Group does not go into investments for trading or speculative purposes. The Group’s trade receivables, accounts payable and other liabilities do not bear interest.

Consolidated Financial Statements	F-46

«Table of Contents | « Index to Consolidated Financial Statements

Semantix, Inc.
Notes to Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)
The following table summarizes the Group´s financial instruments exposed to an interest rate risk:

Loan and Financing	Book value	Interest rate risk

Itaú Unibanco S.A. – Nassau Branch	12,061	12.28%
Banco BMG S.A.	3,130	CDI + 6.32%
Itaú Unibanco S.A.	433	12.15% per annum
Banco Santander S.A.	25,000	5.98% per annum
Itaú Unibanco S.A. – Nassau Branch	8,921	3.05% per annum
Banco Bradesco S.A.	29,126	14.77% per annum
Total	78,671
The Group performed a sensitivity analysis regarding the exposure to the interest rate to which the financial instruments are exposed on December 31, 2022 . As a premise, impacts of 10% upwards and downwards were adopted. As a result, interest expenses would be impacted as follows:

			Basic interest rate shock
Type	Rate risk	Amount	+ 10%	- 10%

Loans and financing(i)	CDI	3,130	2,907	(2,907)

(i)    This include two loans contracted fixed rate in Euro and USD and swapped to CDI in Reais.
Credit risk
Credit risk is managed corporately. Credit risk stems from cash and cash equivalents, deposits in banks and other financial institutions, as well as credit exposures to clients, including open accounts receivable and committed transactions. If customers are classified by independent agency, these classifications are used. If there is no independent rating, the credit analysis area evaluates the credit quality of the customer, taking into account their financial position, past experience and other factors. Individual risk limits are determined on the basis of internal or external classifications according to the limits determined by the Board of Directors. The use of credit limits is monitored regularly.
No credit limit was exceeded during the year, and management does not expect any loss arising from default stems from these counterparties higher than the amount already provisioned.
A default on a financial asset is when the counterparty fails to make contractual payments within 60 days of when they fall due.
Expected credit losses
The average credit period on contract with customers is 30 to 60 days. No interest surcharge is made on commercial accounts receivable.
The Group assessed the quantitative outcome of the provision matrix and added qualitative management overlays to arrive at Management’s best estimate for ECL to be recognized.
(ii)Liquidity risk
The cash flow forecast is carried out by the Finance Department. This department monitors the Group's ongoing forecasts of liquidity requirements to ensure that it has sufficient cash to meet operational needs. It also maintains sufficient free space on its committed credit lines available at any time so that the Group does not break the limits or clauses of the loan (where applicable) on any of its credit lines. This forecast takes into account debt financing plans, compliance with clauses and compliance with the internal goals of the statement of financial position quotient.

Consolidated Financial Statements	F-47

«Table of Contents | « Index to Consolidated Financial Statements

Semantix, Inc.
Notes to Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)

Contractual maturities of financial liabilities at December 31, 2022	Less than 1 year	1-2 years	2-3 years	More than 3 years	Total contractual cash flows	Carrying amount (assets)/ liabilities

Non-derivatives
Trade payables	74,621	—	—		74,621	74,621
Loans and Borrowings	39,053	36,093	20,979		96,125	78,671
Lease liabilities	1,470	883	373		2,726	2,433
Total non-derivatives	115,144	36,976	21,352	—	173,472	155,725

At December 31, 2021
Non-derivatives
Trade payables	53,951	—	—	—	53,951	53,951
Loans and Borrowings	53,285	55,378	41,421	17,130	167,214	146,594
Lease liabilities	1,288	1,365	900	333	3,886	3,344
Total non-derivatives	108,524	56,743	42,321	17,463	225,051	203,889
The excess cash held, in addition to the balance required for the management of current capital, is transferred to investments in bank accounts with interest, term deposits, short-term deposits and securities, choosing instruments with appropriate maturities or sufficient liquidity to provide sufficient margin as determined by the above-mentioned forecasts.
c)Capital management
The policy of the Group is to maintain a strong capital base to secure investor, creditor, and market confidence and also to sustain future development of the business. Management monitors the return on capital, as well as the dividend yield to ordinary shareholders.
In addition, the Group objectives to manage capital are to safeguard its ability to continue as a going concern to provide returns for shareholders and benefits for other stakeholders, to maintain an optimal capital structure to reduce the cost of capital, and to have resources available for optimistic opportunities.
In order to maintain or adjust the capital structure of the Group, management can make, or propose to the shareholders when their approval is required, adjustments to the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets.
The Group monitors capital based on the net cash / net debt.
The Group’s strategy is to keep a positive net cash.
Financial covenants
On December 31, 2022, the amount of contracts under financial covenants is R$37,494 (December 31, 2021—R$78,796). The Group has complied with these contract conditions as of December 31, 2022, see note 14.
Eventual failure of the Group to comply with such covenants may be considered as breach of contract and, as a result, considered for early settlement of related obligations.
d)Recognized fair value measurements
Financial instruments are classified at fair value through profit or loss, when this classification significantly reduces a possible measurement or recognition inconsistency (sometimes referred to as “accounting mismatch”) that would occur due to the measurement of assets or liabilities or the recognition of their gains and losses on different bases. Gains/losses on financial instruments that are measured at fair value through profit or loss are recognized as financial income or expense in the profit or loss for the period.

Consolidated Financial Statements	F-48

«Table of Contents | « Index to Consolidated Financial Statements

Semantix, Inc.
Notes to Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)
The Group measures financial instruments such as certain financial liabilities and derivatives at fair value at each balance sheet date.
Level 1: The fair value of financial instruments traded in active markets (such as publicly traded derivatives, and equity securities) is based on quoted market prices at the end of the reporting period. The quoted market price used for financial assets held by the Group is the current bid price, these instruments are included in level 1.
Level 2: The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined using valuation techniques which maximize the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.
Level 3: If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.
Specific valuation techniques used to value financial instruments include:
•Swap: These operations swap cash flow based on the comparison of profitability between two indexers. Thus, the agent assumes both positions – put in one indexer and call on another.
•Derivatives warrants liabilities: the warrant liabilities issued by Semantix, as part of the capital reorganization, contain features that qualify as embedded derivatives. The fair value of Public Warrants and Private Warrants have been measured based on the listed market price of such warrants.
•Contingent consideration: Fair value of the contingent consideration liability related to acquisitions is estimated by applying the income approach and discounting the expected future payments to selling shareholders under the terms of the purchase and sale agreements.
All of the resulting fair value estimates are included in level 2, where the fair values have been determined based on present values and the discount rates used were adjusted for counterparty or own credit risk.
Below are the Group financial assets and liabilities by level within the fair value hierarchy. The Group assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels:

	2022
Financial Liabilities	Level 1	Level 2	Level 3

Derivative warrants liabilities (i)	2,886	—	—
Contingent consideration from acquisition of Zetta	—	—	3,248
Hedging instruments	—	3,526	—
	2021
Financial Liabilities	Level 1	Level 2	Level 3

Derivatives financial instruments	—	1,308	—
As of December 31, 2022 the total contingent consideration liability is reported at fair value and is dependent on the profitability of the acquired businesses. The total contingent consideration is classified within Level 3 of the fair value hierarchy. The contingent consideration liability represents the maximum amount payable under the purchase and sale agreements discounted using a weighted average rate of 15.14% p.a. Change in the discount rate by 100 bps would increase/decrease the fair value by R$492. The change in the fair value in the contingent consideration between the acquisition date and December 31, 2022 was not material.
There were no transfers between levels 1 and 2 for recurring fair value measurements during the year.
Transfers into and out of fair value hierarchy levels are analyzed at the end of each consolidated financial statement. As of December 31, 2022, the Group had no transfers between Level 2 and Level 3.
The Group’s policy is to recognize transfers into and out of fair value hierarchy levels as at the end of the reporting period.

Consolidated Financial Statements	F-49

«Table of Contents | « Index to Consolidated Financial Statements

Semantix, Inc.
Notes to Consolidated Financial Statements For the years ended December 31, 2022, 2021 and 2020 (In thousands of Brazilian Reais, unless otherwise stated)
Note 25. Losses per share
Basic losses per share is calculated by dividing profit attributable to Company shareholders by the weighted average number of common shares available during the fiscal year. Diluted losses per share is calculated by adjusting the weighted average number of common shares, presuming the conversion of all the potential diluted common shares.
Since the Group reported a loss for 2022 and 2021, the number of shares used to calculate diluted loss per share of common shares attributable to common shareholders is the same as the number of shares used to calculate basic loss per share of common shares attributable to common shareholders for the period presented because the potentially dilutive shares would have been antidilutive if included in the calculation.
The tables below show data of income and shares used in calculating basic and diluted earnings per share attributable to the ordinary equity holders of the Company:

	2022	2021	2020

Loss for the year	(328,392)	(68,188)	(19,434)
Weighted average number of common outstanding shares¹	69,755	62,000	62,000
Basic and diluted losses per share (R$)	(4.71)	(1.10)	(0.31)

1.     Share data have been revised to give effect to the share split as explained in Note 17. Equity
Note 26. Subsequent events
(i) Acquisiton of Elemeno
On January 4, 2023, Semantix entered into an agreement, through its for the acquisition of 100% of total share capital of Elemeno Inc. (“Elemeno”), a US-based, cloud-managed, machine learning operations (MLOps) platform provider focused on helping businesses leverage the benefits of artificial intelligence. Elemeno specifically aims to automate the development, deployment, and management of machine learning (ML) software with an easy-to-use interface and, in so doing, accelerate artificial intelligence adoption for businesses and organizations. Semantix expects the acquisition of Elemeno to complement and enhance its flagship proprietary platform, the Semantix Data Platform (SDP), and specifically strengthen SDP’s MLOps suite. The transaction was structured as a merger of a Semantix subsidiary with Elemeno, with the surviving company becoming a subsidiary of Semantix. On February 21, 2023, the acquisition was consummated.
This acquisition is not considered material for Semantix consolidated financial statements. The purchase price is mostly allocated to goodwill, representing the value of expected synergies arising from the acquisition.
The acquisition date fair value of each major class of consideration, including the allocation of the purchase price has not been completed by the Group considering the recent date of acquisition as of the date of these consolidated financials statements. The results of these operations of the businesses acquired for periods prior to acquisition dates, individually and in the aggregate, were not material to the Company´s consolidated statements of profit or loss. Therefore, the consolidated financial statements do not include this information.

Consolidated Financial Statements	F-50